Exhibit 99.1

[                    ], 2006

Dear Cendant Corporation Stockholder:

I am pleased to inform you that the Board of Directors of Cendant Corporation has approved the distribution of all of the shares of common stock of Wyndham Worldwide Corporation, a wholly owned subsidiary of Cendant, to Cendant stockholders. At the time of its distribution, Wyndham Worldwide will hold the assets and liabilities associated with Cendant’s Hospitality Services (including Timeshare Resorts) businesses, which include the lodging, vacation exchange and rental, and vacation ownership businesses, and will remain one of the preeminent providers of hospitality products and services in the world. Cendant’s Board of Directors also approved the distribution, which is expected to occur simultaneously with the Wyndham Worldwide distribution, of all of the shares of common stock of Realogy Corporation, a wholly owned subsidiary of Cendant, to Cendant stockholders. At the time of its distribution, Realogy will hold the assets and liabilities associated with Cendant’s Real Estate Services businesses and will remain one of the preeminent providers of real estate and relocation services in the world. Upon each distribution, Cendant stockholders will own 100% of the common stock of each company being distributed.

These distributions are being made pursuant to a plan preliminarily approved by our Board on October 23, 2005 to separate Cendant into four independent, publicly traded companies: Cendant’s Hospitality Services (including Timeshare Resorts) (Wyndham Worldwide), Real Estate Services (Realogy), Travel Distribution Services (Travelport) and Vehicle Rental (Avis Budget Group) businesses. On April 24, 2006, we announced that as an alternative to distributing shares of Travelport to Cendant stockholders, Cendant was also exploring the sale of that company. On June 30, 2006, Cendant entered into an agreement to sell the Travel Distribution Services company to an affiliate of the Blackstone Group for $4,300 million in cash. A significant portion of the proceeds from the sale of Travelport will be used to reduce Wyndham Worldwide’s and Realogy’s initial indebtedness. Cendant’s Board of Directors believes that creating independent, focused companies and selling Travelport is the best way to unlock the full value of Cendant’s businesses for the benefit of Cendant, Cendant’s stockholders and each of the businesses, in both the short and long terms. In connection with the distribution of Wyndham Worldwide, the Cendant Board received an opinion from Evercore Group L.L.C. to the effect that, as of the date of the opinion, the Wyndham Worldwide distribution is fair, from a financial point of view, to the stockholders of Cendant. A copy of that opinion that Evercore delivered to the Cendant Board relating to the distribution of Wyndham Worldwide is attached to this information statement as Annex A.

The distribution of Wyndham Worldwide common stock will occur on [                    ], 2006 by way of a pro rata dividend to Cendant stockholders. Each Cendant stockholder will be entitled to receive one share of Wyndham Worldwide common stock (and a related preferred stock purchase right) for every five shares of Cendant common stock held by such stockholder at the close of business on [                    ], 2006, the record date of the distribution. The dividend will be issued in book-entry form only, which means that no physical stock certificates will be issued. No fractional shares of Wyndham Worldwide common stock will be issued. If you would otherwise have been entitled to a fractional share of Wyndham Worldwide common stock in the distribution, you will receive the net cash value of such fractional share instead.

Stockholder approval of the distribution is not required, nor are you required to take any action to receive your Wyndham Worldwide common stock. Following the distributions, you will own shares in Cendant, Wyndham Worldwide and Realogy. Wyndham Worldwide has applied to have its common stock listed on the New York Stock Exchange under the symbol “WYN,” and Realogy has applied to have its common stock listed on the New York Stock Exchange under the symbol “H.” Cendant’s common stock will continue to trade on the New York Stock Exchange under the symbol “CD,” and, in connection with the plan of separation, it is expected that Cendant will change its name to Avis Budget Group, Inc. and its symbol to “CAR.”

The enclosed information statement, which is being mailed to all Cendant stockholders, describes the distribution of Wyndham Worldwide common stock in detail and contains important information about

Wyndham Worldwide. A separate information statement is being mailed to Cendant stockholders with respect to the distribution of Realogy common stock. We urge you to read this information statement carefully.

I want to thank you for your continued support of Cendant and we look forward to your support of Wyndham Worldwide and Realogy in the future.

Sincerely,

Henry R. Silverman

Chairman of the Board and Chief Executive Officer

[                    ], 2006

Dear Wyndham Worldwide Corporation Stockholder:

It is my pleasure to welcome you as a stockholder of our company, Wyndham Worldwide Corporation. As one of the world’s largest hospitality companies, we offer our individual consumers and business-to-business customers a broad suite of hospitality products and services across various accommodation alternatives and price ranges through our premier portfolio of world-renowned brands. With more than 20 brands, which include Wyndham Hotels and Resorts, Ramada, Days Inn, Super 8, TripRewards, RCI, Landal GreenParks, English Country Cottages, Novasol, Fairfield and Trendwest, we have a significant presence in most major hospitality and leisure markets in the United States and throughout the rest of the world. The hospitality products and services we offer include lodging, vacation exchange and rental services, and vacation ownership interests in vacation ownership resorts. We are the world’s largest lodging franchisor, vacation exchange network and vacation ownership business, and we are among the world’s largest global marketers of vacation rental properties.

We have applied to list our common stock on the New York Stock Exchange under the symbol “WYN” in connection with the distribution of our company’s common stock by Cendant Corporation.

I invite you to learn more about Wyndham Worldwide by reviewing the enclosed information statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of Wyndham Worldwide common stock. We also look forward to welcoming you as a new or returning customer at one of our hotels, resorts or other vacation accommodations around the world.

Sincerely,

Stephen P. Holmes

Chairman and Chief Executive Officer

Preliminary Information Statement

(Subject to Completion, Dated July 7, 2006)

Information Statement

Distribution of

Common Stock of

WYNDHAM WORLDWIDE CORPORATION

by

CENDANT CORPORATION

to Cendant Corporation Stockholders

This information statement is being furnished in connection with the distribution by Cendant Corporation to its stockholders of all of its shares of common stock of Wyndham Worldwide Corporation, an already-existing, wholly owned subsidiary of Cendant that holds directly or indirectly the assets and liabilities associated with Cendant’s Hospitality Services (including Timeshare Resorts) businesses, which include Cendant’s lodging, vacation exchange and rental, and timeshare resorts businesses. To implement the distribution, Cendant will distribute all of its shares of our common stock on a pro rata basis to the holders of Cendant common stock. Each of you, as a holder of Cendant common stock, will receive one share of Wyndham Worldwide common stock (and a related preferred stock purchase right) for every five shares of Cendant common stock that you held at the close of business on [                    ], 2006, the record date for the distribution. The distribution will be effective as of [                    ], 2006. Immediately after the distribution is completed, Wyndham Worldwide will be an independent public company.

No vote of Cendant stockholders is required in connection with this distribution. We are not asking you for a proxy and you are requested not to send us a proxy. Cendant stockholders will not be required to pay any consideration for the shares of our common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their Cendant common stock or take any other action in connection with the distribution.

All of the outstanding shares of our common stock are currently owned by Cendant. Accordingly, there currently is no public trading market for our common stock. We have filed an application to list our common stock under the ticker symbol “WYN” on the New York Stock Exchange. Assuming that our common stock is approved for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the record date for the distribution and will continue up to and including through the distribution date, and we anticipate that “regular-way” trading of our common stock will begin on the first trading day following the distribution date.

In reviewing this information statement, you should carefully consider the matters described under the caption “ Risk Factors” beginning on page 30 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of Wyndham Worldwide Corporation, or determined whether this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [                    ], 2006.

This information statement was first mailed to Cendant stockholders on or about [                    ], 2006.

TRADEMARKS AND SERVICE MARKS

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this information statement include “Wyndham Hotels and Resorts,” “Ramada,” “Days Inn,” “Super 8,” “TripRewards,” “RCI,” “Landal GreenParks,” “English Country Cottages,” “Novasol,” “Fairfield” and “Trendwest,” which may be registered in the United States and other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this information statement is owned by such company.

INDUSTRY DATA

This information statement includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data also is based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. The primary sources for third-party industry data and forecasts are Smith Travel Research, PricewaterhouseCoopers LLP, World Travel and Tourism Council, Travel Industry Association of America and American Resort Development Association and other industry reports and articles. These third-party publications and surveys generally state that the information included therein has been obtained from sources believed to be reliable and that the publications and surveys can give no assurance as to the accuracy or completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions on which such data is based. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

SUMMARY

This summary highlights selected information from this information statement relating to our company, our separation from Cendant and the distribution of our common stock by Cendant to its stockholders. For a more complete understanding of our business and the separation and distribution, you should carefully read the entire information statement.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the combined financial statements of the Wyndham Worldwide business of Cendant, which is comprised of the assets and liabilities used in managing and operating the Hospitality Services (including Timeshare Resorts) businesses of Cendant, assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Except as otherwise indicated or unless the context otherwise requires, “Wyndham Worldwide Corporation,” “Wyndham Worldwide,” “we,” “us,” “our” and “our company” refer to Wyndham Worldwide Corporation and its combined subsidiaries, and “Cendant Corporation” and “Cendant” refer to Cendant Corporation and its consolidated subsidiaries. Unless otherwise indicated, information is presented as of March 31, 2006.

Our Company

As one of the world’s largest hospitality companies, we offer individual consumers and business-to-business customers a broad suite of hospitality products and services across various accommodation alternatives and price ranges through our premier portfolio of world-renowned brands. With more than 20 brands, which include Wyndham Hotels and Resorts, Ramada, Days Inn, Super 8, TripRewards, RCI, Landal GreenParks, English Country Cottages, Novasol, Fairfield and Trendwest, we have built a significant presence in most major hospitality markets in the United States and throughout the rest of the world. In 2006, total spending by domestic and international travelers in the United States is expected to reach $675 billion, an increase of approximately 5% from spending levels in 2005 and of approximately 16% from spending levels in 2000, which witnessed the highest ever levels of travel spending for any year prior to the September 11, 2001 terrorist attacks. Globally, travel spending is expected to grow by 5% in 2006 to $4.5 trillion. Historically, we have pursued what we believe to be financially-attractive entrance points in the major global hospitality markets to strengthen our portfolio of products and services. Wyndham Worldwide is well positioned to compete in the major hospitality segments of this large and growing industry.

We operate primarily in the lodging, vacation exchange and rental, and vacation ownership segments of the hospitality industry:

•	Through our lodging business, we franchise hotels in the upscale, middle and economy segments of the lodging industry and provide property management services to owners of upscale branded hotels;

•	Through our vacation exchange and rental business, we provide vacation exchange products and services to owners of intervals of vacation ownership interests, and we market vacation rental properties primarily on behalf of independent owners; and

•	Through our vacation ownership business, we market and sell vacation ownership interests to individual consumers, provide consumer financing in connection with the sale of vacation ownership interests and provide property management services at resorts.

Each of our lodging, vacation exchange and rental and vacation ownership businesses has a long operating history. Our lodging business began operations in 1990 with the acquisition of the Howard Johnson and Ramada brands, each of which opened its first hotel in 1954. RCI, the best known brand in our vacation exchange and rental business, was established more than 30 years ago, and our vacation ownership brands, Fairfield and Trendwest, began vacation ownership operations in 1980 and 1989, respectively.

We provide directly to individual consumers our high quality products and services, including the various accommodations we market, such as hotels, vacation resorts, villas and cottages, and products we offer, such as vacation ownership interests. We also provide valuable products and services to our business-to-business customers, such as franchisees, affiliated resort developers and prospective developers. These products and services include marketing and central reservation systems, back office services and loyalty programs. We strive to provide value-added products and services that are intended both to enhance the travel experience of the individual consumer and to drive revenue to our business-to-business customers. The depth and breadth of our businesses across different segments of the hospitality industry provide us with the opportunity to expand our relationships with our existing individual consumers and business-to-business customers in one or more segments of our business by offering them additional or alternative products and services from our other segments.

The largest portion of our revenues comes from fees we receive in exchange for providing products and services. We receive fees, for example, as royalties for utilizing our brands and for providing property management and vacation exchange and rental services. The remainder of our revenues comes from the proceeds of sales of products, such as vacation ownership interests, and related services. The fees we earn by providing products and services and proceeds from sales of our products and services provide us with strong and stable cash flows. For the three months ended March 31, 2006 and the full year ended December 31, 2005, we generated revenues of $870 million and $3,471 million, respectively, and net income of $28 million and $431 million, respectively.

Our Business Segments

We operate our business in three segments: Wyndham Hotel Group, our lodging business, RCI Global Vacation Network, our vacation exchange and rental business, and Wyndham Vacation Ownership, our vacation ownership business. We believe that we are an industry leader in each of our business segments.

Wyndham Hotel Group

Wyndham Hotel Group, our lodging business, franchises hotels and provides property management services to owners of upscale branded hotels. Through steady organic growth and acquisitions of established lodging franchise systems over the past 15 years, our lodging business has become the world’s largest lodging franchisor as measured by the number of franchised hotels. Our lodging business has over 6,300 franchised hotels, which represent approximately 525,000 rooms on six continents. Our franchised hotels operate under one of our ten lodging brands, which are Wyndham Hotels and Resorts, Wingate Inn, Ramada, Baymont, Days Inn, Super 8, Howard Johnson, AmeriHost Inn, Travelodge and Knights Inn. The breadth and diversity of our lodging brands provide potential franchisees with a range of options for affiliating their properties with one or more of our brands. Our lodging business has a strong presence across the middle and economy segments of the lodging industry and a developing presence in the upscale segment, thus providing individual consumers who are traveling for leisure or business with options for hospitality products and services across various price ranges. We first entered the upscale segment of the domestic lodging industry in October 2005, when we acquired the franchise and property management businesses associated with the Wyndham Hotels and Resorts brand. We strengthened our position in the middle segment of the domestic lodging industry in April 2006, when we acquired the franchise business of Baymont Inn & Suites.

Throughout this information statement, we use the term “hotels” to apply to hotels, motels and/or other accommodations, as applicable. In addition, the term “franchise system” refers to a system through which a franchisor provides services to hotels whose independent owners pay to receive such services from the franchisor under the specific terms of a franchise agreement. The services provided through a franchise system typically include reservations, sales leads, marketing and advertising support, training, quality assurance inspections, operational support and information, pre-opening assistance, prototype construction plans, and national or regional conferences.

Our franchised hotels represent approximately 10% of the U.S. hotel room inventory. In 2005, our franchised hotels sold 8.2%, or approximately 84.1 million, of the approximately one billion hotel rooms sold in the United States. Throughout this information statement, we refer to nights at hotel rooms as “hotel room nights.” In 2005, our franchised hotels sold approximately 19.5% of all hotel room nights sold in the United States in the economy and midscale segments. Our franchised hotels are dispersed throughout North America, which reduces our exposure to any one geographic region. Approximately 92% of the hotel rooms, or approximately 481,000 rooms, in our franchised hotels are located throughout North America, and approximately 8% of the hotel rooms, or approximately 44,000 rooms, are located outside of North America. In addition, our lodging franchises are dispersed among numerous franchisees, which reduces our exposure to any one lodging franchisee. Of our approximately 5,000 lodging franchisees, no one franchisee accounts for more than 2% of our franchised hotels. In connection with our acquisition of Wyndham Hotels and Resorts’ franchise business in October 2005, we acquired the related property management business and began offering hotel property management services.

Our lodging business derives a majority of its revenues from franchising hotels and derives additional revenues from property management. The sources of revenues from franchising hotels are initial franchise fees, which relate to services provided to assist a franchised hotel to open for business under one of our brands, and ongoing franchise fees, which are comprised of royalty fees and other fees relating to marketing and reservations. The sources of revenues from property management are management fees, incentive fees, service fees and reimbursement revenues. For the three months ended March 31, 2006 and the full year ended December 31, 2005, our lodging business, which is part of the business that Cendant currently refers to as the Hospitality Services business, contributed approximately 17% and 15% of our revenues, respectively, and approximately 23% and 26% of our combined segment EBITDA, respectively.

RCI Global Vacation Network

RCI Global Vacation Network, our vacation exchange and rental business, provides vacation exchange products and services to developers, managers and owners of intervals of vacation ownership interests, and markets vacation rental properties. We are the world’s largest vacation exchange network and among the world’s largest global marketers of vacation rental properties. Our vacation exchange and rental business has access for specified periods, in a majority of cases on an exclusive basis, to approximately 55,000 vacation properties, which are comprised of approximately 4,000 vacation ownership resorts around the world and approximately 51,000 vacation rental properties that are located principally in Europe, which we believe makes us one of the world’s largest marketers of European vacation rental properties as measured by the number of properties we market for rental. Each year, our vacation exchange and rental business provides more than four million leisure-bound families with vacation exchange and rental products and services. The properties available to leisure travelers through our vacation exchange and rental business include hotel rooms and suites, villas, cottages, bungalows, campgrounds, vacation ownership condominiums, city apartments, second homes, fractional private residences, luxury destination clubs and boats. We offer leisure travelers flexibility (subject to availability) as to time of travel and a choice of lodging options in regions to which such travelers may not typically have such ease of access, and we offer property owners marketing services, quality control services and property management services ranging from key-holding to full property maintenance for such properties. Our vacation exchange and rental business markets our products and services using seven primary brands and other related brands and operates through 50 worldwide offices. For the three months ended March 31, 2006 and the full year ended December 31, 2005, our vacation exchange and rental business, which is part of the business that Cendant currently refers to as the Hospitality Services business, contributed approximately 32% and 31% of our revenues, respectively, and approximately 42% and 37% of our combined segment EBITDA, respectively.

Throughout this information statement, we use the term “inventory” in the context of our vacation exchange and rental business to refer to intervals of vacation ownership interests and primarily independently owned properties, which include hotel rooms and suites, villas, cottages, bungalows, campgrounds, vacation ownership condominiums, city apartments, second homes, fractional private residences, luxury destination clubs and boats. In addition, throughout this information statement, we refer to intervals of vacation ownership interests as “intervals” and individuals who purchase vacation rental products and services from us as “rental customers.”

•	Vacation Exchange Business

Through our vacation exchange business, RCI, we have relationships with approximately 4,000 vacation ownership resorts in more than 100 countries. Historically, our vacation exchange business consisted of the operation of worldwide exchange programs for owners of intervals. Today, our vacation exchange business also provides property management services and consulting services for the development of tourism-oriented real estate, loyalty programs, in-house and outsourced travel agency services, and third-party vacation club services. We operate our vacation exchange business, RCI, through three worldwide exchange programs: RCI Weeks, an exchange network of traditional, week-long intervals that is the world’s largest vacation ownership exchange network; RCI Points, a global points-based exchange network; and The Registry Collection, a global exchange network of luxury accommodations. Participants in these exchange programs pay annual membership dues. For additional fees, such participants are entitled to exchange intervals for intervals at other properties affiliated with our vacation exchange business. In addition, certain participants may exchange intervals for other leisure-related products and services. We refer to participants in these three exchange programs as “members.”

Our vacation exchange business, RCI, derives a majority of its revenues from annual membership dues and exchange fees for transactions. Our vacation exchange business also derives revenues from ancillary services, including travel agency services and loyalty programs.

•	Vacation Rental Business

The rental properties we market are principally privately-owned villas, cottages and bungalows that generally belong to property owners unaffiliated with us. In addition to these properties, we market inventory from our vacation exchange business to developers of vacation ownership properties and other sources. We market rental properties under proprietary brand names, such as Landal GreenParks, English Country Cottages, Novasol, Cuendet and Canvas Holidays, and through select private-label arrangements. Most of the rental activity under our brands takes place in Europe, the United States and Mexico, although we have the ability to source and rent inventory in approximately 100 countries. Our vacation rental business currently has relationships with approximately 35,000 independent property owners in more than 22 countries, including the United States, United Kingdom, Mexico, France, Ireland, The Netherlands, Belgium, Italy, Spain, Portugal, Denmark, Norway, Sweden, Germany, Greece, Austria, Croatia and certain countries in Eastern Europe and the Pacific Rim. We currently make over 1.4 million vacation rental bookings a year. Our vacation rental business also has the opportunity to market and provide inventory to the over three million owners of intervals who participate in our vacation exchange business. Our vacation rental business also has an ownership interest in, or capital leases for, approximately 9% of the properties in our rental portfolio.

Our vacation rental business primarily derives its revenues from fees, which generally range from approximately 25% to 50% of the gross rent charged. Our vacation rental business also derives revenues from travel insurance sales in Europe, transportation fees, property management fees and on-site revenue from ancillary services, including travel agency services.

Wyndham Vacation Ownership

Wyndham Vacation Ownership, our vacation ownership business, includes marketing and sales of vacation ownership interests, consumer financing in connection with the purchase by individuals of vacation ownership interests, property management services to property owners’ associations, and development and acquisition of vacation ownership resorts. We operate our vacation ownership business primarily through our two brands, Fairfield and Trendwest. We have the largest vacation ownership business in the world as measured by the numbers of vacation ownership resorts, vacation ownership units and owners of vacation ownership interests. We have developed or acquired over 140 vacation ownership resorts in the United States, Canada, Mexico, the Caribbean and the South Pacific that represent more than 18,000 individual vacation ownership units and over 750,000 owners of vacation ownership interests and other real estate interests.

We pride ourselves on the quality of the resorts in which we sell vacation ownership interests and on our customer service. We believe the quality of the resorts and our customer service result in a consistently high level of customer satisfaction as evidenced by the percentage of owners of vacation ownership interests who buy additional vacation ownership interests each year. In 2005, approximately 37% of our net sales of vacation ownership interests resulted from upgrade sales to existing owners of interests at our vacation ownership resorts.

Our portfolio of resorts includes a mix of destination resorts and drive-to resorts. The majority of the resorts in which Fairfield markets and sells vacation ownership interests are destination resorts that are located at or near attractions, such as the Walt Disney World® Resort in Florida; the Las Vegas Strip in Nevada; Hawaii; Myrtle Beach in South Carolina; and Colonial Williamsburg® in Virginia. Fairfield resorts are located primarily in the United States and, as of March 31, 2006, consisted of 72 resorts that represented approximately 13,300 units. As of March 31, 2006, there were approximately 500,000 owners of vacation ownership interests and other real estate interests in Fairfield resorts. The resorts in which Trendwest markets and sells vacation credits are primarily drive-to resorts that are located in closer proximity to regions in which our owners and prospective owners reside. Trendwest resorts are located primarily in the Western United States, Canada, Mexico and the South Pacific and, as of March 31, 2006, consisted of 69 resorts that represented approximately 4,900 units. As of March 31, 2006, there were over 250,000 owners of vacation credits in Trendwest resorts.

Our vacation ownership brands, Fairfield and Trendwest, operate vacation ownership programs through which vacation ownership interests can be redeemed for vacations through points-based internal reservation systems that provide owners with flexibility (subject to availability) as to resort location, length of stay, unit type and time of year. The points-based reservation systems offer owners redemption opportunities for a wide variety of travel and leisure products, including airfare, cruises, and specialized leisure activities and attractions, and the opportunity for owners to use our products for one or more vacations per year based on level of ownership. Our vacation ownership programs allow us to market and sell our vacation ownership products in variable quantities as opposed to the fixed quantity of the traditional, fixed-week vacation ownership, which is primarily sold on a weekly interval basis, and to offer to existing owners “upgrade” sales to supplement such owners’ existing vacation ownership interests. FairShare Plus, formed in 1991, is Fairfield’s points-based internal reservation system. Our Trendwest brand operates two points-based vacation ownership programs, WorldMark, the Club, formed in 1989, and WorldMark South Pacific Club, formed in 2000, which we refer to collectively as the Clubs.

Our vacation ownership business also provides consumer finance and property management services. We offer financing to the purchasers of vacation ownership interests. Providing consumer financing reduces the initial cash required by customers to purchase vacation ownership interests, thereby enabling us to attract additional customers and generate substantial incremental profits. Similar to other companies that provide consumer financing, we securitize a majority of the receivables originated in connection with selling products, which in our case are vacation ownership interests. As of March 31, 2006, we serviced a portfolio of approximately 236,000 loans that totaled $2,272 million in aggregate principal amount outstanding. Our property management business generally provides day-to-day management for vacation ownership resorts, including oversight of housekeeping services, maintenance and refurbishment of the units, and provides certain accounting and administrative services to property owners’ associations.

Our vacation ownership business derives a majority of its revenues from the sales of vacation ownership interests and derives other revenues from consumer financing and property management. For the three months ended March 31, 2006 and the full year ended December 31, 2005, our vacation ownership business, which is the same business that Cendant currently refers to as the Timeshare Resorts business, contributed approximately 51% and 54% of our revenues, respectively, and approximately 35% and 37% of our combined segment EBITDA, respectively.

Our Strengths

We believe that the following competitive strengths differentiate us in the hospitality industry:

•	Strong portfolio of global, well-recognized brands

We believe that our brand names, which are some of the world’s most well-recognized brands in the hospitality industry, serve as the foundation for our industry-leading businesses. We believe that the strong market presence and familiarity of our brands attract customers to the products and services offered by our businesses. For our lodging business, our brand names include Wyndham Hotels and Resorts, Ramada, Days Inn, Super 8 and TripRewards. Hotels associated with our lodging brands operate in the upscale, middle and economy segments of the lodging industry and therefore provide leisure and business customers with options for hospitality products and services across various price ranges. For our vacation exchange and rental business, our brand names include RCI, which is a vacation exchange brand, and Landal GreenParks, English Country Cottages and Novasol, which are some of Europe’s best known vacation rental brands. For our vacation ownership business, our brand names include Fairfield and Trendwest, which benefit from high levels of customer satisfaction as evidenced by the volume of annual revenues resulting from upgrade sales to our existing owners of vacation ownership interests.

•	Industry leading positions across our business segments

We believe that our industry leading positions across our business segments help us to attract customers and position us for continued growth. We are the world’s largest lodging franchise business as measured by the number of franchised hotels, vacation exchange company as measured by the numbers of exchanges per year and members, and vacation ownership business as measured by the numbers of vacation ownership resorts, vacation ownership units and owners of vacation ownership interests, and we are among the world’s largest global marketers of vacation rental properties.

•	Diversity of inventory and customer base

We market a breadth of accommodations, including hotel rooms and suites, vacation ownership interests, villas, cottages, bungalows, campgrounds, vacation ownership condominiums, city apartments, second homes, fractional private residences, luxury destination clubs and boats. The diversity of our inventory provides individual consumers options with respect to accommodations, and our experience with such inventory has enabled us to build extensive expertise across a variety of accommodation categories. Individual consumers value having options with respect to accommodations, and our business-to-business customers value our expertise with respect to our accommodations. In addition to having a breadth of hospitality accommodations, we have a diverse customer base across our business segments. Our customers include our franchisees, members, rental customers and owners of vacation ownership interests, many of whom are potential purchasers of additional products and services from our businesses. Our loyalty programs encourage repeat business, which generally results in enhanced margins, as compared to the margins associated with new customer acquisitions. In addition, our franchisees and members, by the nature of our business models, provide a level of annuity-like revenue and earning streams.

•	Diversity and breadth help mitigate effects of economic downturns, political unrest and natural disasters

We believe that our breadth of lodging inventory helps to insulate us during periods of weakness in the overall travel sector because our lodging inventory has a significant presence in the economy and middle segments of the domestic lodging market, which tend to display relative strength at times when the broader travel sector experiences weakness and concurrent decreases in airline travel. This relative strength can be attributed in part to the drive-to nature of many of the properties that operate in the economy and the middle segments of the lodging industry. In addition, we believe that the geographic diversity of our businesses mitigates the risk that exogenous events, such as regional economic slowdowns, political unrest or natural disasters, will have a material adverse effect on our financial results.

•	Innovation

We develop unique products and services to meet the needs of our franchisees, members, rental customers and owners of vacation ownership interests. We were one of the first vacation exchange companies to introduce a points-based vacation exchange system and one of the first vacation ownership companies to offer a points-based vacation ownership system. Our loyalty programs, including TripRewards and RCI Elite Rewards, are innovative in both their breadth of benefits and their development of ways participants can earn and use points. We believe that our innovation enables us to respond more effectively to changes in members’ and rental customers’ preferences for accommodation and vacation experiences, and our responses to these changing preferences help us to maintain and increase revenues and earnings.

•	Significant scale

We believe that our size and general scale allow us to (i) provide individual consumers choice of destinations and accommodation types across various price ranges on six continents, (ii) offer our business-to-business customers, including our franchisees, value-added global business solutions with respect to operations, services and technology, (iii) reduce our operational risk and (iv) generate operating efficiencies, including purchasing efficiencies, that enable us to provide products and services in a cost-effective manner and to acquire new individual consumers and business-to-business customers at a relatively low cost. The benefits of our size and scale provide us with increased profit margins and access to capital to execute our strategies to grow our business.

•	Stable revenues and earnings from diverse sources, and strong and stable cash flows

Our fee-for-service based businesses, lodging and vacation exchange and rental, and our vacation ownership business (which has a fee-for-service component) provide us with stable revenues and earnings from diverse sources, and strong and stable cash flows. Our lodging business derives revenues from franchise fees, including royalty fees, and property management fees. Our vacation exchange and rental business derives revenues from annual membership dues and exchange fees for transactions and from commissions and rental fees in connection with vacation rentals. Our vacation ownership business derives fee-based revenues from property management fees. The stable revenues and earnings we derive from these fee-based models provide us with strong and stable cash flows. In addition, the sales of vacation ownership interests by our vacation ownership business and the consumer financings of such sales augment our revenues, earnings and cash flows from fees.

•	Strong management team

We believe that our strong management team will effectively execute our growth strategies. Collectively, our chief executive officer and the chief executive officers of our lodging, vacation exchange and rental, and vacation ownership businesses have 60 years of combined experience in the hospitality industry, and our chief financial officer, general counsel and chief human resources officer have 30, 16 and 18 years of experience, respectively, in their respective fields. We believe that having a strong management team with extensive experience enables us to respond to changing market conditions and evolving preferences of our customers and is essential to our overall success and our future growth as a stand-alone hospitality company.

Our Strategy

Our company-wide business strategy includes generating new customers and selling additional products and services to our current customers by utilizing our unique range of inventory and offering improved products and services that enhance the value we provide to customers. We seek to generate new customers for our products and services by, for example, attracting additional leisure and business travelers in the upscale segment of the lodging industry to new and existing hotels franchised under the Wyndham Hotels and Resorts brand. We seek to sell to our current customers in one or more segments of the hospitality industry additional products and services from other segments by, for example, providing customers of our vacation exchange and rental business with access to inventory from our lodging business and by improving our products and services, including loyalty programs and property management services, to enhance the value we provide to customers. In addition, we seek to expand our international presence in the hotel and vacation ownership segments.

We expect to increase profits and cash flows in each of our three segments by successfully executing the following strategies:

•	Wyndham Hotel Group. We intend to continue to accelerate growth of our lodging business by (i) expanding our strong presence in the domestic economy segment to maintain our leadership position through room growth and RevPAR growth; (ii) expanding the number of properties in the domestic middle and upscale segments; and (iii) expanding our international presence through increasing the number of properties in our core brands.

•	RCI Global Vacation Network. We intend to continue to grow the numbers of members and rental customers of and transactions facilitated through our vacation exchange and rental business by (i) continually enhancing our core vacation networks; (ii) developing new business models; and (iii) expanding into new markets.

•	Wyndham Vacation Ownership. We intend to grow our vacation ownership business by increasing sales of vacation ownership interests to new owners and sales of upgrades to existing owners by expanding our marketing and sales efforts, strengthening our product offerings and further developing our consumer financing activities. We plan to leverage the Wyndham brand in our marketing efforts, add new resorts, expand our marketing alliances and increase our on-site sales activities to existing owners.

Our Risks

We face a number of risks and uncertainties relating to our business and our separation from Cendant. Examples of the risks and uncertainties that we face include:

•	The hospitality industry is highly competitive, and our continued success depends, in large part, upon our ability to compete effectively in markets that contain numerous competitors, some of which may have significantly greater financial, marketing and other resources than we have.

•	We may not be successful in achieving our objectives for increasing the number of franchised and managed properties in our lodging business, the number of vacation exchange members acquired by our vacation exchange business, the number of rental weeks sold by our vacation rental business and the number of tours generated and vacation ownership interests sold by our vacation ownership business.

•	Our revenues and profits, and in turn our financial condition, may be significantly adversely affected by exogenous events that generally adversely affect the travel industry. Such events include terrorist incidents and threats, acts of God, war, bird flu and other pandemics, the financial instability of many of the air carriers, airline job actions and strikes, and increases in gas and other fuel prices. In addition, our businesses may be adversely affected by a deterioration in general economic conditions or a weakening of one or more of the industries in which we operate.

•	We have not operated as an independent company and have in the past relied on Cendant for certain services. We may be unable to make the changes necessary to operate as an independent company or to obtain these services from unaffiliated third parties on reasonable terms or at all.

•	As part of our separation from Cendant, we will be responsible for certain of Cendant’s contingent and other corporate liabilities. Assuming our separation from Cendant occurred on March 31, 2006 and the sale of Travelport is completed, we would have recorded liabilities of approximately $321 million, which represents our share of such Cendant contingent and other corporate liabilities.

•	At the time of our separation from Cendant, we expect to incur approximately $1,360 million of debt with external lenders to repay a portion of Cendant’s debt (the amount of which may be adjusted at the time of our separation (as more fully described elsewhere in this information statement)). Upon the completion of the sale of Travelport (as more fully described elsewhere in this information statement), which is expected to close after our separation from Cendant, Cendant will be obligated to contribute a significant portion of the cash proceeds from such sale to us and Realogy. We estimate that our share of the $4,300 million of gross cash proceeds (which purchase price is subject to adjustment) from such sale will be approximately $760 million, which we will use to reduce our outstanding indebtedness. Following such reduction of our indebtedness, if our Board of Directors deems it appropriate, we may incur additional debt and use the proceeds from such additional debt for general corporate purposes, such as to repurchase shares of our common stock. There can be no assurance that the closing of the Travelport sale will occur or that if it does occur that we will receive the full amount of the cash proceeds we currently expect to receive.

For further discussion of these risks and other risks and uncertainties that we face, see “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Separation

Overview

On October 23, 2005, the Board of Directors of Cendant preliminarily approved a plan to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s Hospitality Services (including Timeshare Resorts), Real Estate Services, Travel Distribution Services and Vehicle Rental businesses. The separation was to occur through distributions to Cendant’s stockholders of all of the shares of common stock of three subsidiaries of Cendant that hold or will hold the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of the businesses other than the Vehicle Rental business, which will remain after the distributions. On April 24, 2006, Cendant announced that as an alternative to distributing shares of Travelport Inc., or Travelport, the Cendant subsidiary that holds directly or indirectly the assets and liabilities associated with Cendant’s Travel Distribution Services businesses, to Cendant stockholders, Cendant was also exploring the sale of Travelport. On June 30, 2006, Cendant entered into an agreement to sell Travelport to an affiliate of the Blackstone Group for $4,300 million in cash. Cendant expects the sale of Travelport to close in August 2006, subject to the satisfaction and/or waiver of certain conditions contained in the Travelport purchase agreement, and, promptly following the completion of the sale, Cendant will be obligated to contribute a significant portion of the proceeds to us and to Realogy, which will be used to reduce our and Realogy’s indebtedness. On [            ], 2006, the Board of Directors of Cendant approved the distributions of all of the shares of common stock of Wyndham Worldwide, a wholly owned subsidiary of Cendant that holds directly or indirectly the assets and liabilities of Cendant’s Hospitality Services (including Timeshare Resorts) businesses, and Realogy Corporation, or Realogy, a wholly owned subsidiary of Cendant that holds directly or indirectly the assets and liabilities associated with the Real Estate Services businesses of Cendant. Following the distributions, Cendant stockholders will own 100% of the common stock of Wyndham Worldwide and Realogy. In connection with the plan of separation, it is expected that Cendant will change its name to Avis Budget Group, Inc.

Before our separation from Cendant, we will enter into a Separation and Distribution Agreement and several other agreements with Cendant and Cendant’s other businesses to effect the separation and distribution and provide a framework for our relationships with Cendant and Cendant’s other businesses after the separation. These agreements will govern the relationships among us, Cendant, Realogy and Travelport subsequent to the completion of the separation plan and provide for the allocation among us, Cendant, Realogy and Travelport of Cendant’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Cendant. The Separation and Distribution Agreement, in particular, requires us to assume 37.5% (or 30% if the sale of Travelport is not completed) of certain contingent and other corporate liabilities of Cendant or its subsidiaries which are not primarily related to our business or the businesses of Realogy, Travelport or Cendant’s Vehicle Rental business, and Realogy will assume 62.5% (or if the sale of Travelport is not completed, Realogy and Travelport will each assume 50% and 20%, respectively) of such contingent and other corporate liabilities. The parties to the Separation and Distribution Agreement agreed that following completion of the separation plan, Cendant, which will consist of the Vehicle Rental business, will not retain any contingent or other corporate liabilities incurred prior to the completion of the separation plan that are not primarily related to the Vehicle Rental business because the Vehicle Rental company is expected to have more total debt, both secured and unsecured, and/or lower credit ratings, than us, Realogy and Travelport. These contingent and other corporate liabilities of Cendant or its subsidiaries include liabilities relating to (i) Cendant’s terminated or divested businesses, (ii) liabilities relating to the Travelport sale, including, in general (but subject to certain exceptions), liabilities for taxes of Travelport for taxable periods through the date of the Travelport sale, (iii) certain litigation matters as more fully described in the section “Business— Employees, Properties and Facilities, Government Regulation and Legal Proceedings—Legal Proceedings—Legal—Cendant Corporate Litigation,” (iv) generally any actions with respect to the separation plan or the distributions brought by any third party and (v) payments under certain identified contracts (or portions thereof) that were not allocated to any specific party in connection with the separation.

Pursuant to the Separation and Distribution Agreement, we expect to incur approximately $1,360 million of debt prior to our separation from Cendant, all the proceeds of which will be transferred to Cendant to repay a portion of Cendant’s corporate debt (including its existing asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses). In addition, prior to our separation from Cendant, each of Realogy and Travelport (prior to its separation) will incur debt and will transfer such proceeds to Cendant. With the aggregate proceeds received from each of us, Realogy and Travelport, along with cash on hand at Cendant (available to be utilized to repay its corporate debt), Cendant has agreed to repay all of its outstanding corporate indebtedness and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation (other than those primarily related to its vehicle rental business). We refer to these payments to be made by Cendant as the Separation Payments. The amount of debt we will incur was based on future estimates of our ability to service the debt relative to the other separated companies and our ability to maintain an investment grade credit rating. The Separation and Distribution Agreement provides for an adjustment in the amount of indebtedness we will incur in connection with our separation in the event that the sum of the borrowings transferred by us, Realogy and Travelport to Cendant, together with the cash at Cendant then available to be utilized to repay its corporate debt, is less than or more than the amount necessary to enable Cendant to make the Separation Payments. See “The Separation—Incurrence of Debt for a further description of this adjustment.”

In addition, following the completion of the sale of Travelport, Cendant will be obligated, pursuant to the Separation and Distribution Agreement, to contribute a significant portion of the cash proceeds from such sale to us and Realogy. Assuming Cendant receives $4,300 million in gross cash proceeds from such sale and contributes to us approximately $760 million from such sale, we estimate that following our utilization of such cash proceeds to reduce a portion of the approximately $1,360 million of indebtedness we expect to incur at the time of our separation, our indebtedness would be reduced to approximately $600 million. The actual amount of our remaining indebtedness may be more or less than the amount provided above depending on various adjustments, including, without limitation, purchase price adjustments based on the levels of cash, working capital and certain other expenses at Travelport at the time of its sale, the application of sale proceeds that have priority over contributions to us and the amount outstanding at the time of our distribution under Cendant’s asset-linked facility relating to certain assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses. The Travelport sale is subject to customary conditions precedent, including the receipt of requisite governmental approvals and the absence of any material adverse effect with respect to Travelport. In the event the Travelport sale is not consummated, we will not receive any proceeds and therefore our indebtedness will not be reduced. See “Certain Relationships and Related Party Transactions—Agreements with Cendant, Wyndham Worldwide and Travelport—Separation and Distribution Agreement—Sale of Travelport.”

Cendant’s Board believes that the plan of separation, including the sale of Travelport, is the best way to unlock the full value of Cendant’s businesses in both the short and long terms, which the Cendant Board does not believe has been fully recognized by the investment community. Cendant believes that the consummation of the separation plan should not only enhance each distributed company’s strength, but also improve each company’s strategic, operational and financial flexibility. In addition, a significant amount of the proceeds from the sale of Travelport will be used to reduce our and Realogy’s initial indebtedness. Although there can be no assurance, Cendant believes that over time following the separation, the common stock of the publicly traded companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if Cendant were to remain under its current configuration. Cendant expects that such value increase in the common stock should enhance the value of equity-based compensation for the employees of the publicly traded companies and should permit the publicly traded companies to effect future acquisitions with their own common stock in a manner that preserves capital with less dilution of the existing stockholders’ interests than would occur by issuing pre-distribution Cendant common stock, in each case, resulting in a real and substantial benefit for the companies. Further, the Cendant Board believes that the separation should allow each separated company to maintain a sharper focus on its core business and growth opportunities, which should allow each separated company to be better able to make the changes to its business necessary for it to respond to developments in the industry in which it operates. See “The Separation—Reasons for the Separation,” included elsewhere in this information statement.

The Cendant Board has received an opinion from Evercore Group L.L.C., or Evercore, to the effect that, as of the date of such opinion, the distribution of Wyndham Worldwide is fair, from a financial point of view, to the stockholders of Cendant. The Cendant Board also has received an opinion from Duff & Phelps, LLC, or Duff & Phelps, to the effect that Wyndham Worldwide and Cendant each will be solvent and adequately capitalized immediately after the distribution and that Cendant has sufficient surplus under Delaware law to declare the dividends of Wyndham Worldwide and Realogy common stock.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. See “The Separation—Conditions to the Distribution,” included elsewhere in this information statement. Furthermore, we cannot provide any assurance that the sale of Travelport will be completed.

Prior to the distribution, we will hold directly or indirectly the assets and liabilities of Cendant’s Hospitality Services (including Timeshare Resorts) businesses as a result of an internal reorganization implemented by Cendant. Our headquarters are located at Seven Sylvan Way, Parsippany, New Jersey 07054, and our general telephone number is (973) 496-8900. We maintain an Internet site at http://www.wyndhamworldwide.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this information statement.

Questions and Answers about Wyndham Worldwide and the Separation

Why is the separation of Wyndham Worldwide structured as a distribution?

Cendant believes that a tax-free distribution of shares of Wyndham Worldwide and Realogy is a tax-efficient way to separate the businesses in a manner that will create benefits and/or value for us and Cendant and long-term value for us and Cendant stockholders.

How will the separation of Wyndham Worldwide work?

The separation will be accomplished through a series of transactions that will result in Wyndham Worldwide, a Delaware corporation and an already-existing, wholly owned subsidiary of Cendant, holding the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of Cendant’s Hospitality Services (including Timeshare Resorts) businesses, with the common stock of Wyndham Worldwide being distributed by Cendant to its stockholders on a pro rata basis.

When will the distribution occur?	We expect that Cendant will distribute the shares of Wyndham Worldwide common stock on [ ], 2006 to holders of record of Cendant common stock on [ ], 2006, the record date.

What do stockholders need to do to participate in the distribution?

Nothing, but we urge you to read this entire document carefully. Stockholders who hold Cendant common stock as of the record date will not be required to take any action to receive Wyndham Worldwide common stock in the distribution. No stockholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. You will not be required to make any payment, surrender or exchange your shares of Cendant common stock or take any other action to receive your shares of our common stock. If you own Cendant common stock as of the close of business on the record date, Cendant, with the assistance of Mellon Investor Services, the distribution agent, will electronically issue shares of our common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. Mellon Investor Services will mail you a book-entry account statement that reflects your shares of Wyndham Worldwide common stock, or your bank or brokerage firm will credit your account for the shares. If you sell shares of Cendant common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Wyndham Worldwide common stock in the distribution. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of Wyndham Worldwide common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.

Can Cendant decide to cancel the distribution of the common stock even if all the conditions have been met?

Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See “The Separation—Conditions to the Distribution,” included elsewhere in this information statement. Cendant has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the Cendant Board determines that the distribution is not in the best interests of Cendant and its stockholders or that market conditions are such that it is not advisable to separate the Hospitality Services (including Timeshare Resorts) businesses from Cendant.

Does Wyndham Worldwide plan to pay dividends?

The declaration and payment of future dividends by us will be subject to the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our Board.

Will Wyndham Worldwide incur any debt?

Prior to Sale of Travelport

Yes. In connection with our separation, we expect to enter into borrowing arrangements for a total of $2,000 million, comprised of a $300 million term loan facility, an $800 million interim loan facility and a $900 million revolving credit facility. At or prior to the distribution, we expect to draw $1,360 million against those facilities and issue approximately $70 million in letters of credit, leaving approximately $570 million available to provide liquidity for additional letters of credit and for working capital and ongoing corporate needs. All of the approximately $1,360 million of debt we expect to incur will be transferred to Cendant solely to repay a portion of Cendant’s corporate debt (including its existing asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses).

The Separation and Distribution Agreement provides for an adjustment in the amount of indebtedness we will incur in connection with our separation in the event that the sum of the borrowings transferred by us, Realogy and Travelport to Cendant, together with the cash at Cendant then available to be utilized to repay its corporate debt, is less than or more than the amount necessary to enable Cendant to make the Separation Payments. See “The Separation—Incurrence of Debt” for a further description of this adjustment.

Historically, Cendant has borrowed funds under its existing asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses, which amounted to $600 million, $575 million and $550 million at June 30, 2006, March 31, 2006 and December 31, 2005, respectively. These Cendant borrowings have been reflected in our accompanying historical combined financial statements. We expect Cendant to repay the then-outstanding balance of these borrowings at the time of our separation with a portion of our initial borrowings of approximately $1,360 million.

Subject to market conditions, we intend to replace the interim loan facility in its entirety with a combination of public, senior unsecured medium-term (a duration of between 3 and 10 years), non-convertible, fixed and/or floating rate bonds. As discussed below, in the event of a sale of Travelport, we intend to use a portion of the proceeds contributed to us to pay down the interim facility; in addition, the receipt of such proceeds would likely result in our issuing a proportionally smaller amount of the bonds described above. The remainder of the proceeds from a sale of Travelport, if any, will be used to repay other debt.

Certain of our vacation ownership subsidiaries have a securitization program to securitize certain vacation ownership contract receivables. This program will remain in place following the separation. As of March 31, 2006, $1,167 million was outstanding under this program and $1,556 million of assets collateralized this indebtedness.

Following the sale of Travelport

Upon the completion of a sale of Travelport, Cendant will be required to promptly contribute a significant amount of the proceeds to us and to Realogy in order to reduce our and Realogy’s initial indebtedness. Assuming Cendant receives $4,300 million in gross cash proceeds from such sale and contributes to us approximately $760 million from such sale, we estimate that the approximately $1,360 million of initial indebtedness we expect to incur at the time of our separation would be reduced to approximately $600 million. The actual amount of our remaining indebtedness may be more or less than the amount provided above depending on various adjustments, including, without limitation, purchase price adjustments based on the levels of cash, working capital and certain other expenses at Travelport at the time of its sale, the application of sale proceeds that have priority over contributions to us and the amount outstanding at the time of our distribution under Cendant’s asset-linked facility relating to certain assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses. See “The Separation—Incurrence of Debt.” Following any such reduction of our indebtedness, if our Board of Directors deems it appropriate, we may incur additional debt and use the proceeds from such additional debt for general corporate purposes, such as to repurchase shares of our common stock.

Following a sale of Travelport and the application of the proceeds of such sale, the vacation ownership securitization programs will remain in place.

For additional information relating to our planned financing arrangements, see “The Separation—Incurrence of Debt,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Conditions, Liquidity and Capital Resources—Financial Obligations—Pro Forma Indebtedness Following Separation” and “Description of Material Indebtedness,” included elsewhere in this information statement.

What will the separation cost?

Cendant expects to incur pre-tax separation costs of approximately $990 million to $1,140 million in connection with the consummation of the separation plan, which costs are expected to consist of, among other things, debt repayment costs, severance and retention costs, and legal, accounting and other advisory fees. Over the 12 months following our separation, the portion of these pre-tax costs expected to be recorded in our financial statements is approximately $70 million to $110 million. A majority of our separation costs are expected to be non-cash.

What are the U.S. federal income tax consequences of the distribution to Cendant stockholders?

The distribution is conditioned upon Cendant’s receipt of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that the distribution, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended, or the Code. Assuming the distribution so qualifies, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of our common stock pursuant to the distribution. You generally will recognize gain or loss with respect to any cash received in lieu of a fractional share of our common stock. See “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

How will I determine the tax basis I will have in the Wyndham Worldwide shares I receive in the distribution?

Shortly after the distribution is completed, Cendant will provide U.S. taxpayers with information to enable them to compute their tax bases in both Cendant and Wyndham Worldwide shares and other information they will need to report their receipt of Wyndham Worldwide common stock on their 2006 U.S. federal income tax returns as a tax-free transaction. Generally, your aggregate tax basis in the stock you hold in Cendant and Wyndham Worldwide shares received in the distribution (including any fractional share interest in Wyndham Worldwide common stock for which cash is received) will equal your tax basis in your Cendant common stock immediately before the distribution, allocated between the Cendant common stock and Wyndham Worldwide common stock (including any fractional share interest of Wyndham Worldwide common stock for which cash is received) in proportion to their relative fair market values on the date of the distribution.

You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

What will the relationships between Cendant and Wyndham Worldwide be following the separation?

Before our separation from Cendant, we will enter into a Separation and Distribution Agreement and several other agreements with Cendant and Cendant’s other businesses to effect the separation and provide a framework for our relationships with Cendant and Cendant’s other businesses after the separation. These agreements will govern the relationships among us, Cendant, Realogy and Travelport subsequent to the completion of the separation plan and provide for the allocation among us, Cendant, Realogy and Travelport of Cendant’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Cendant. The Separation and Distribution Agreement, in particular, requires Wyndham Worldwide to assume or retain the liabilities of Cendant or its subsidiaries primarily related to Wyndham Worldwide’s business and 37.5%, or 30% if the sale of Travelport is not completed, of certain contingent and other corporate liabilities of Cendant which are not primarily related to the businesses of Wyndham Worldwide, Realogy, Travelport or the Vehicle Rental business, and establishes the amount of the debt that each separated company will initially incur to repay Cendant’s corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation. We cannot assure you that these agreements will be on terms as favorable to us as agreements with unaffiliated third parties. See “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

Six of our directors will continue to serve as directors of Cendant until the completion of Cendant’s plan of separation.

Will I receive physical certificates representing shares of Wyndham Worldwide common stock following the separation?

No. Following the separation, neither Cendant nor Wyndham Worldwide will be issuing physical certificates representing shares of Wyndham Worldwide common stock. Instead, Cendant, with the assistance of Mellon Investor Services, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Mellon Investor Services will mail you a book-entry account statement that reflects your shares of Wyndham Worldwide common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.

What if I want to sell my Cendant common stock or my Wyndham Worldwide common stock?

You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Cendant nor Wyndham Worldwide makes any recommendations on the purchase, retention or sale of shares of Cendant common stock or the Wyndham Worldwide common stock to be distributed.

If you decide to sell any shares before the distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Cendant common stock or the Wyndham Worldwide common stock you will receive in the distribution or both.

Where will I be able to trade shares of Wyndham Worldwide common stock?

There is not currently a public market for our common stock. We have applied to list our common stock on the New York Stock Exchange, or NYSE, under the symbol “WYN.” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and including through the distribution date and that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our common stock up to and including through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our common stock before, on or after the distribution date.

Will the number of Cendant shares I own change as a result of the distribution?

No. The number of shares of Cendant common stock you own will not change as a result of the distribution. However, in connection with the plan of separation it is anticipated that Cendant will seek to effect a reverse stock split.

What will happen to the listing of Cendant common stock?

Nothing. It is expected that after the distribution of Wyndham Worldwide common stock, Cendant common stock will continue to be traded on the NYSE under the symbol “CD.” In connection with the plan of separation, Cendant, which will comprise the Vehicle Rental business, is expected to change its name to Avis Budget Group, Inc. and its trading symbol to “CAR,” and the Cendant name and trading symbol are expected to be retired.

Will the distributions of the common stock of Wyndham Worldwide and Realogy affect the market price of my Cendant shares?

Yes. As a result of the distributions, we expect the trading price of shares of Cendant common stock immediately following the distributions to be lower than immediately prior to the distributions because the trading price will no longer reflect the value of the Hospitality Services (including Timeshare Resorts) and Real Estate Services businesses. Furthermore, until the market has fully analyzed the value of Cendant without the Hospitality Services (including Timeshare Resorts) and Real Estate Services businesses, the price of Cendant shares may fluctuate significantly. In addition, although Cendant believes that over time following the separation, the common stock of the publicly traded companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if Cendant were to remain under its current configuration, there can be no assurance that this will occur, and thus the combined trading prices of Cendant common stock, Wyndham Worldwide and Realogy common stock after the distributions may be equal to or less than the trading price of shares of Cendant common stock before the distributions.

Are there risks to owning Wyndham Worldwide common stock?

Yes. Our business is subject to both general and specific risks and uncertainties relating to our business, our leverage, our relationship with Cendant and our being a separate publicly traded company. Our business also is subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 30. We encourage you to read that section carefully.

Where can Cendant stockholders get more information?	Before the separation, if you have any questions relating to the separation, you should contact:

Cendant Corporation

Investor Relations

9 West 57th Street

New York, New York 10019

Tel: (212) 413-1800

Fax: (212) 413-1909

www.cendant.com

After the separation, if you have any questions relating to our common stock, you should contact:

Wyndham Worldwide Corporation

Investor Relations

Seven Sylvan Way

Parsippany, New Jersey 07054

Tel: (973) 496-8900

Fax: (973) 496-8906

www.wyndhamworldwide.com

After the separation, if you have any questions relating to the distribution of our shares, you should contact:

Mellon Investor Services LLC

480 Washington Boulevard

Jersey City, New Jersey 07310

Tel: (800) 589-9469

www.melloninvestor.com

Summary of the Separation

The following is a summary of the material terms of the separation and other related transactions.

Distributing company	Cendant Corporation. After the distribution, Cendant will not own any shares of our common stock.

Distributed company

Wyndham Worldwide Corporation, a Delaware corporation and an already-existing, wholly owned subsidiary of Cendant that holds or will hold the assets and liabilities of Cendant’s Hospitality Services (including Timeshare Resorts) businesses. After the distribution, Wyndham Worldwide will be an independent public company.

Distribution ratio

Each holder of Cendant common stock will receive one share of our common stock (and a related preferred stock purchase right) for every five shares of Cendant common stock held on [                    ], 2006. Cash will be distributed in lieu of fractional shares, as described below.

Distributed securities

All of the shares of Wyndham Worldwide common stock owned by Cendant, which will be 100% of our common stock outstanding immediately prior to the distribution. Based on approximately one billion shares of Cendant common stock outstanding on June 29, 2006 and applying the distribution ratio of one share of Wyndham Worldwide common stock for every five shares of Cendant common stock, approximately 200 million shares of our common stock will be distributed to Cendant stockholders who hold Cendant common stock as of the record date. The number of shares that Cendant will distribute to its stockholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of our common stock.

Our Board of Directors is expected to adopt a stockholder rights plan prior to the distribution date. The stockholder rights plan is designed to protect our stockholders from coercive or otherwise unfair takeover tactics. You will receive one preferred stock purchase right for every share of Wyndham Worldwide common stock you receive in the distribution. Unless the context otherwise requires, references herein to our common stock include the related preferred stock purchase rights. See “Description of Capital Stock—Rights Plan.”

Fractional shares

Cendant will not distribute any fractional shares of our common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by Cendant or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-

dealer used by the distribution agent will not be an affiliate of either Cendant or us. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders as described in “The Distribution—Certain U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

Record date	The record date for the distribution is the close of business on [ ], 2006.

Distribution date	The distribution date is [ ], 2006.

Distribution

On the distribution date, Cendant, with the assistance of Mellon Investor Services, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Cendant common stock or take any other action to receive your shares of our common stock. If you sell shares of Cendant common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Wyndham Worldwide common stock in the distribution. Registered stockholders will receive additional information from the distribution agent shortly after the distribution date. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of Wyndham Worldwide common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge. Beneficial stockholders that hold shares through a brokerage firm will receive additional information from their brokerage firms shortly after the distribution date.

Conditions to the distribution

The distribution of our common stock is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by Cendant of the following conditions, among other conditions described in this information statement:

•	the Securities and Exchange Commission, or SEC, shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and no stop order relating to the registration statement is in effect;

•	all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution shall have been received;

•	Cendant shall have received a legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that the distribution, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code;

•	our entry into various new debt facilities with a syndicate of financial institutions, as described in “Description of Material Indebtedness,” included elsewhere in this information statement;

•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance;

•	the Cendant Board shall have received an opinion from Duff & Phelps to the effect that we and Cendant each will be solvent and adequately capitalized immediately after the distribution and that Cendant has sufficient surplus under Delaware law to declare the dividend of Wyndham Worldwide common stock;

•	the Cendant Board shall have received an opinion from Evercore to the effect that, as of the date of such opinion, the distribution is fair, from a financial point of view, to the stockholders of Cendant;

•	all material government approvals and other consents necessary to consummate the distribution shall have been received;

•	certain of our and our subsidiaries’ credit facilities shall have been amended to permit our separation from Cendant; and

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

The fulfillment of these conditions does not create any obligation on Cendant’s part to effect the distribution, and the Cendant Board has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. Cendant has the right not to complete the distribution if, at any time, the Cendant Board determines, in its sole discretion, that the distribution is not in the best interests of Cendant or its stockholders or that market conditions are such that it is not advisable to separate the Hospitality Services (including Timeshare Resorts) businesses from Cendant.

Stock exchange listing

We have filed an application to list our shares of common stock on the NYSE under the ticker symbol “WYN.” We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the distribution date. See “The Separation—Trading Between the Record Date and Distribution Date,” included elsewhere in this information statement.

In connection with the plan of separation, Cendant, which is expected to comprise the Vehicle Rental business, is expected to change its name to Avis Budget Group, Inc. and its trading symbol to “CAR,” and the Cendant name and trading symbol are expected to be retired.

Transfer and distribution agent	Mellon Investor Services LLC

480 Washington Boulevard

Jersey City, New Jersey 07310

Tel: (800) 589-9469

www.melloninvestor.com

Incurrence of debt

Prior to Sale of Travelport

In connection with our separation, we expect to enter into borrowing arrangements for a total of $2,000 million, comprised of a $300 million term loan facility, an $800 million interim loan facility and a $900 million revolving credit facility. At or prior to the distribution, we expect to draw $1,360 million against those facilities and issue approximately $70 million in letters of credit, leaving approximately $570 million available to provide liquidity for additional letters of credit and for working capital and ongoing corporate needs. All of the approximately $1,360 million of debt we expect to incur will be transferred to Cendant solely to repay a portion of Cendant’s corporate debt (including its existing asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses). The Separation and Distribution Agreement provides for an adjustment in the amount of indebtedness we will incur in connection with our separation in the event that the sum of the borrowings transferred by us, Realogy and Travelport to Cendant, together with the cash at Cendant then available to be utilized to repay its corporate debt, is less than or more than the amount necessary to enable Cendant to make the Separation Payments. See “The Separation—Incurrence of Debt” for a further description of this adjustment.

Historically, Cendant has borrowed funds under its existing asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses, which amounted to $600 million, $575 million and $550 million at June 30, 2006, March 31, 2006 and December 31, 2005, respectively. These Cendant borrowings have been reflected in our accompanying historical combined financial statements. We expect Cendant to repay the then-outstanding balance of these borrowings at the time of our separation with a portion of our initial borrowings of approximately $1,360 million.

Subject to market conditions, we intend to replace the interim loan facility in its entirety with a combination of public, senior unsecured medium-term (a duration of between 3 and 10 years), non-convertible, fixed and/or floating rate bonds. As discussed below, in the event the sale of Travelport is completed, we intend to use a portion of the proceeds contributed to us to pay down the interim facility; in addition, the receipt of such proceeds would likely result in our issuing a proportionally smaller amount of the bonds described above. The remainder of the proceeds from a sale of Travelport, if any, will be used to repay other debt.

Certain of our vacation ownership subsidiaries have a securitization program to securitize certain vacation ownership contract receivables. This program will remain in place following the separation. As of March 31, 2006, $1,167 million was outstanding under this program and $1,556 million of assets collateralized this indebtedness.

Following the Sale of Travelport

Upon the completion of a sale of Travelport, Cendant will be required to promptly contribute a significant amount of the proceeds to us and to Realogy to reduce our and Realogy’s initial indebtedness. Assuming Cendant receives $4,300 million in gross cash proceeds from such sale and contributes to us approximately $760 million from such sale, we estimate that the approximately $1,360 million of initial indebtedness we expect to incur at the time of our separation would be reduced to approximately $600 million. The actual amount of our remaining indebtedness may be more or less than amount provided above depending on various adjustments, including, without limitation, purchase price adjustments based on the levels of cash, working capital and certain other expenses at Travelport at the time of its sale, the application of sale proceeds that have priority over contributions to us and the amount outstanding at the time of our distribution under Cendant’s asset-linked facility relating to certain assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses. See “The Separation—Incurrence of Debt.” Following any such reduction of our indebtedness, if our Board of Directors deems it appropriate, we may incur additional debt and use the proceeds from such additional debt for general corporate purposes, such as to repurchase shares of our common stock.

Following a sale of Travelport and the application of the proceeds of such sale, the vacation ownership securitization programs will remain in place.

For additional information relating to our planned financing arrangements, see “The Separation—Incurrence of Debt,”

Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Financial Obligations—Pro Forma Indebtedness Following Separation” and “Description of Material Indebtedness,” included elsewhere in this information statement.

Risks relating to ownership of our common stock and the distribution

Our business is subject to both general and specific risks and uncertainties relating to our business, our leverage, our relationship with Cendant and our being a separate publicly traded company. Our business is also subject to risks relating to the separation. You should read carefully “Risk Factors,” beginning on page 30 in this information statement.

Tax considerations

Assuming the distribution, together with certain related transactions, qualifies as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, no gain or loss will be recognized by a stockholder, and no amount will be included in the income of a stockholder, upon the receipt of shares of our common stock pursuant to the distribution. However, a stockholder will generally recognize gain or loss with respect to any cash received in lieu of a fractional share of our common stock as described in “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

Certain Agreements with Cendant

Before our separation from Cendant, we will enter into a Separation and Distribution Agreement and several other agreements with Cendant and Cendant’s other businesses to effect the separation and distribution and provide a framework for our relationships with Cendant and Cendant’s other businesses after the separation. These agreements will govern the relationship among us, Cendant, Realogy and Travelport subsequent to the completion of the separation plan and provide for the allocation among us, Cendant, Realogy and Travelport of Cendant’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Cendant. The Separation and Distribution Agreement, in particular, requires Wyndham Worldwide to assume 37.5% (or 30% if the sale of Travelport is not completed) of certain of Cendant’s contingent and other corporate liabilities and establishes the amount of the debt that each separated company will initially incur to repay Cendant’s corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation. For a discussion of these arrangements, see “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

Summary Historical and Unaudited Pro Forma Combined Financial Data

The following table presents our summary historical and unaudited pro forma combined financial data, as well as certain unaudited operating statistics. The combined statement of income data for the three months ended March 31, 2006 and the combined balance sheet data as of March 31, 2006 have been derived from our unaudited combined condensed financial statements included elsewhere in this information statement. The historical combined statement of income data for each of the years in the three-year period ended December 31, 2005 and the historical combined balance sheet data as of December 31, 2005 and 2004 have been derived from our audited combined financial statements, included elsewhere in this information statement. The combined balance sheet data as of December 31, 2003 is derived from our unaudited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth in this information statement.

The unaudited pro forma combined financial data have been derived from our historical combined financial statements and adjusted to give effect to the following separation transactions:

•	the contribution to Wyndham Worldwide of all the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of Cendant’s Hospitality Services (including Timeshare Resorts) businesses,

•	the planned distribution of our common stock to Cendant stockholders by Cendant (assuming a five to one distribution ratio) and the related transfer to us from Cendant of certain corporate assets and liabilities of Cendant (including certain corporate assets and liabilities for which we are expected to assume approximately 30%) (including those relating to unresolved tax and legal matters, which may not be resolved for several years),

•	the borrowing arrangements for a total of $2,000 million, of which we intend to draw approximately $1,360 million; we expect to transfer the initial borrowings to Cendant for it to repay the then-outstanding balance of the asset-linked facility and to repay other corporate indebtedness of Cendant,

•	the funding of $11 million of estimated financing costs to be incurred in connection with the above planned borrowings,

•	estimated incremental costs associated with operating as a separate public company,

•	estimated incremental interest expense associated with the above planned borrowings, which is calculated based upon expected interest rates, and

•	estimated liabilities of $31 million to reflect the estimated fair value of guarantees related to certain contingent litigation and tax liabilities and legal liabilities provided to Cendant and affiliates in connection with the separation in excess of our portion of the corporate liabilities allocated to Wyndham Worldwide from Cendant’s balance sheet.

In addition, such financial data also reflects an adjustment eliminating intercompany balances approximating $1,159 million due from Cendant.

The unaudited pro forma combined financial data have been further adjusted to give effect to the following post separation adjustments for the sale of Travelport, which transaction is expected to close following our separation from Cendant:

•	reduction in outstanding borrowings from approximately $1,360 million to approximately $600 million which reflects the application of the proceeds expected to be received by Wyndham Worldwide from Cendant’s sale of Travelport,

•	reduction in debt financing costs of $2 million due to lower anticipated outstanding borrowings,

•	increase in the amount of certain contingent and other corporate liabilities of Cendant being assumed by us, guarantees provided to Cendant and affiliates and estimated incremental costs associated with continuing Cendant costs specific to certain legal matters due to the definitive sale agreement and an increase in the expected assumption rate from 30% to 37.5%, and

•	reduced interest expense as a result of Travelport proceeds being utilized to repay a portion of our borrowings.

The unaudited pro forma combined condensed balance sheet data assume that the distribution and related transactions occurred on March 31, 2006 and the unaudited pro forma combined condensed statement of income data assume that the distribution and related transactions occurred on January 1, 2005 for both the pro forma statement of income data presented for the three months ended March 31, 2006 and for the pro forma statement of income data presented for the year ended December 31, 2005. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements. Additional discussion relating to certain of the pro forma adjustments listed above can be found within the Unaudited Pro Forma Combined Condensed Financial Statements section of the information statement.

The unaudited pro forma combined condensed statement of income data do not reflect non-recurring pre-tax charges directly related to our separation (which are currently estimated to be in the range of $70 million to $110 million), which will impact net income within the 12 months following our separation, the majority of which will be non-cash. Included within such range is an estimated $50 million to $60 million relating to the acceleration of certain Cendant equity awards.

	As of or For the Three Months Ended March 31, 2006			As of or For the Year Ended December 31,
	Travelport Sale Pro Forma	Separation Pro Forma	Historical	Travelport Sale Pro Forma 2005	Separation Pro Forma 2005	2005	2004	2003
						As Restated	As Restated
	(In millions, except operating statistics)
Statement of Income Data:
Net revenues	$870	$870	$870	$3,471	$3,471	$3,471	$3,014	$2,652
Expenses	736	735	722	2,907	2,904	2,851	2,414	2,157

Operating income	134	135	148	564	567	620	600	495
Interest expense (income), net	11	22	(2)	41	87	(6)	13	(5)

Income before income taxes and minority interest	$123	$113	$150	$523	$480	$626	$587	$500

Net income	$11	$5	$28	$367	$341	$431	$349	$299

Balance Sheet Data:
Secured assets(a)	$1,897	$1,897	$3,240			$3,169	$2,811	$1,865
Total assets	8,590	8,576	9,610			9,167	8,343	7,041
Total debt(b)	2,113	2,873	2,088			2,042	1,768	1,132
Total invested equity(c)	3,464	2,826	5,063			5,033	4,679	4,283

Operating Statistics:
Lodging
Weighted average rooms(d)			521,000			519,000	508,200	524,700
Number of properties(e)			6,300			6,300	6,400	6,400
RevPAR(f)			$30.45			$31.00	$27.55	$25.92

Vacation Exchange and Rental
Average number of members(g)			3,292,000			3,209,000	3,054,000	2,948,000
Annual dues and exchange revenue per member(h)			$152.10			$135.76	$134.82	$131.13
Vacation rental transactions(i)			385,000			1,300,000	1,104,000	882,000
Average price per vacation rental(j)			$677.49			$690.03	$680.87	$599.25

Vacation Ownership
Gross vacation ownership interest sales(k) (in millions)			$357			$1,396	$1,254	$1,146
Tours(l)			208,000			934,000	859,000	925,000
Volume Per Guest (VPG)(m)			1,475			$1,368	$1,287	$1,138

(a)	Represents the portion of vacation ownership contract receivables, other vacation ownership related assets, and other vacation exchange and rental assets that collateralize our debt. Refer to Note 6 to the Interim Combined Condensed Financial Statements and Note 12 to the Annual Combined Financial Statements for further information.
(b)	Historical amounts primarily represent debt related to secured assets. Pro forma amounts include planned borrowings.
(c)	Represents Cendant’s net investment (capital contributions and earnings from operations less dividends) in Wyndham Worldwide and accumulated other comprehensive income.
(d)	Represents the weighted average number of hotel rooms available for rental for the year at lodging properties operated under franchise and management agreements.
(e)	Represents the number of lodging properties operated under franchise and management agreements at the end of the year.
(f)	Represents revenue per available room and is calculated by multiplying the percentage of available rooms occupied for the year by the average rate charged for renting a lodging room for one day.

(g)	Represents members in our vacation exchange programs who pay annual membership dues. For additional fees, such participants are entitled to exchange intervals for intervals at other properties affiliated with our vacation exchange business. In addition, certain participants may exchange intervals for other leisure-related products and services.
(h)	Represents total revenues from annual membership dues and exchange fees generated for the year divided by the average number of vacation exchange members during the year.
(i)	Represents the gross number of transactions that are generated in connection with customers booking their vacation rental stays through us. In our European vacation rental businesses, one rental transaction is recorded each time a standard one-week rental is booked; however, in the United States, one rental transaction is recorded each time a vacation rental stay is booked, regardless of whether it is less than or more than one week.
(j)	Represents the gross rental price generated from renting vacation properties to customers divided by the number of rental transactions.
(k)	Represents gross sales of vacation ownership interests, including tele-sales upgrades, which is a component of upgrade sales.
(l)	Represents the number of tours taken by guests in our efforts to sell vacation ownership interests.
(m)	Represents revenue per guest and is calculated by dividing the gross vacation ownership interest sales, excluding tele-sales upgrades, which is a component of upgrade sales, by the number of tours.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. The risk factors generally have been separated into three groups: (i) risks relating to our business, (ii) risks relating to the separation and (iii) risks relating to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each of these categories of risks. However, the risks and uncertainties our company faces are not limited to those set forth in the risk factors described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.

Risks Relating to Our Business

The hospitality industry is highly competitive, and we are subject to risks relating to competition that may adversely affect our performance.

We may lose business, which would adversely affect our performance, if we cannot compete effectively in the highly competitive hospitality industry. Our continued success depends, in large part, upon our ability to compete effectively in markets that contain numerous competitors, some of which may have significantly greater financial, marketing and other resources than we have.

Our businesses face the following competitive risks, and if such risks materialize, the performance of our businesses may be adversely affected:

•	Competition in the hospitality industry may put pressure on our fees or prices and on our business model. Competition may reduce fee structures, potentially causing us to lower our fees or prices, which may adversely impact our profits. New competition or existing competition that uses a business model that is different from our business model may put pressure on us to change our model so that we can remain competitive.

•	Our competitors may offer contract terms that may result in our having to agree to contract terms that are less favorable to us than the terms under our current contracts. If our competitors offer more favorable terms than the terms that we currently offer under our existing contracts (for example, with our franchisees, with property owners for property management, with affiliates of our vacation exchange business, with owners of intervals that are exchanged through our vacation exchange business and with owners of accommodations for our vacation rental business), we cannot assure you that new contracts entered into, renewed or renegotiated in the future will be on terms that are as favorable to us as the terms of our current contracts. The terms of our new, renewed or renegotiated contracts will be influenced by the terms that our competitors are offering at the time we enter into such contracts.

The weakening or unavailability of our intellectual property rights could adversely affect our business.

The weakening or unavailability of our trademarks, trade dress and other intellectual property rights could adversely affect our business. Our intellectual property rights are fundamental to the brands that we use in all of our businesses, and we believe the strength of these brands gives us a competitive advantage. We generate, maintain, utilize and enforce a substantial portfolio of trademarks, trade dress and other intellectual property rights. We use our intellectual property rights to protect the goodwill of our brand names, promote our brand name recognition, protect our proprietary technology and development activities, enhance our competitiveness and otherwise support our business goals and objectives. However, there can be no assurance that the steps we take to obtain, maintain and protect our intellectual property rights will be adequate. Our intellectual property rights may fail to provide us with significant competitive advantages, particularly in foreign jurisdictions that do not have, or do not enforce, strong intellectual property rights.

We are subject to operating or other risks common to the hospitality industry.

In addition to the other risks relating to our business identified in the “Risk Factors” section of this information statement, our business is subject to the following operating or other risks common to the hospitality industry:

•	changes in operating costs, including, but not limited to, energy, labor costs (including minimum wage increases and unionization), workers’ compensation and health-care related costs and insurance;

•	changes in desirability of geographic regions of the hotels or resorts that we franchise or manage, of the resorts with units that are exchanged through our vacation exchange business, of the properties we market for rental through our vacation rental business and of the resorts in which we sell vacation ownership interests;

•	increases in costs due to inflation that may not be fully offset by increases in room rates, annual vacation exchange membership dues and exchange fees for transactions, vacation rental fees and prices of vacation ownership interests;

•	the quality of the services provided by franchisees, our vacation exchange and rental business, resorts with units that are exchanged through our vacation exchange business and/or resorts in which we sell vacation ownership interests may adversely affect our image and reputation and therefore may adversely affect our results of operations;

•	our ability to generate sufficient cash to buy from third-party suppliers the products that we need to provide to the participants in our points programs who want to redeem points for such products;

•	overbuilding in one or more segments of the hospitality industry and/or in one or more geographic regions, which could lead to excess supply compared to demand and therefore to decreases in hotel or resort occupancy and/or hotel or resort room rates;

•	changes in the number of hotels operating under franchise agreements and management agreements and changes in the occupancy rates achieved by hotels;

•	changes in the relative mix of franchised hotels in the various lodging industry price categories;

•	our ability to develop and maintain positive relations with current and potential franchisees, hotel owners, resorts with units that are exchanged through our vacation exchange business and/or owners of vacation properties that our vacation rental business markets for rental;

•	competition for desirable sites for the development of vacation ownership properties and liability under state and local laws with respect to any construction defects in the vacation ownership properties we develop;

•	taxation of guest loyalty program benefits that adversely affects the cost or consumer acceptance of loyalty programs; and

•	disruptions in relationships with third parties, including marketing alliances and affiliations with e-commerce channels.

We may not be able to achieve our objectives for growth in the number of franchised and managed properties, vacation exchange members acquired, rental weeks sold and vacation ownership interests sold.

There can be no assurance that we will be successful in achieving our objectives for increasing the number of franchised and managed properties in our lodging business, the number of vacation exchange members acquired by our vacation exchange business, the number of rental weeks sold by our vacation rental business and the number of tours generated and vacation ownership interests sold by our vacation ownership business. The reasons we may not achieve our growth objectives include, but are not limited to:

•	our failure to introduce new branded offerings that gain market acceptance or to maintain the competitiveness of our existing brands;

•	our ability to enter into and maintain strategic arrangements;

•	the risks associated with entering new markets and the possible lack of demand for our products and services in such markets; and

•	our failure to secure required governmental permits.

Disruptions and other impairment of our information technologies and systems could adversely affect our business.

Any disruption or other impairment in our technology capabilities could harm our business. Our businesses depend upon the use of sophisticated information technologies and systems, including technology and systems utilized for reservation systems, vacation exchange systems, property management, communications, procurement, member record databases, call centers, operation of our loyalty programs and administrative systems. The operation of these technologies and systems is dependent upon third-party technologies, systems and services for which there is no assurance of continued or uninterrupted availability and operational and maintenance support by the applicable third-party vendors on commercially reasonable terms. We cannot assure you that we will be able to continue to operate effectively and maintain our information technologies and systems.

In addition, our information technologies and systems are expected to require refinements and enhancements on an ongoing basis, and we expect that advanced new technologies and systems will continue to be introduced. There can be no assurance that we will be able to replace existing technologies and systems or obtain or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner. Also, there can be no assurance that we will achieve the benefits anticipated or required from any new technology or system that we may seek to implement or that we will be able to devote financial resources to new technologies and systems in the future. In addition, our information technologies and systems are vulnerable to damage or interruption from various causes, including: (i) acts of God and other natural disasters, war and acts of terrorism; (ii) power losses, computer systems failures, Internet and telecommunications or data network failures, operator error, losses of and corruption of data and similar events; and (iii) computer viruses, penetration by individuals seeking to disrupt operations or misappropriate information and other physical or electronic breaches of security. We maintain certain disaster recovery capabilities for critical functions in most of our businesses, including certain disaster recovery services from SunGard Data Systems Inc. and International Business Machines Corporation. We are also currently in the process of adding disaster recovery capabilities to our recently acquired franchise and management businesses of Wyndham Hotels and Resorts and portions of our vacation ownership business. However, there can be no assurance that these capabilities will successfully prevent a disruption to or material adverse effect on our businesses or operations in the event of a disaster or other business interruption. Any extended interruption in our technologies or systems could significantly curtail our ability to conduct our business and generate revenue. Additionally, our business interruption insurance may be insufficient to compensate us for losses that may occur.

Our international operations are subject to risks not generally experienced by our U.S. operations.

Our international operations are subject to risks not generally experienced by our U.S. operations, and if such risks materialize, our profitability may be adversely affected. Such risks include, but are not limited to:

•	exposure to local economic conditions;

•	potential adverse changes in the diplomatic relations of foreign countries with the United States;

•	hostility from local populations;

•	restrictions on the withdrawal of foreign investment and earnings;

•	government policies against businesses owned by foreigners;

•	investment restrictions or requirements;

•	diminished ability to legally enforce our contractual rights in foreign countries;

•	foreign exchange restrictions;

•	fluctuations in foreign currency exchange rates;

•	withholding and other taxes on remittances and other payments by subsidiaries; and

•	changes in foreign taxation structures.

We are subject to risks from laws of various international jurisdictions that limit the right and ability of non-U.S. entities to pay dividends and remit earnings to affiliated companies, unless specified conditions have been met. In addition, we may incur substantial tax liabilities, which would adversely affect our profitability, if we repatriate any of the cash generated by our international operations back to the United States.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, employment and labor law, personal injury, death, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees, property owners, resorts with units that are exchanged through our vacation exchange business and resorts in which we sell vacation ownership interests. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third-party patents or other third-party intellectual property rights.

We generally are not liable for the actions of our franchisees, owners and resorts with units that are exchanged through our vacation exchange business, and resorts in which we sell vacation ownership interests; however, there is no assurance that we would be insulated from liability in all cases.

We are subject to certain risks related to our indebtedness, our securitization of assets, the extension of credit by us and the cost and availability of capital.

In connection with our debt obligations or the securitization of certain of our assets, as applicable, we are subject to the following risks, among others:

•	the risk that cash flows from operations or available lines of credit will be insufficient to meet required payments of principal and interest of non asset-backed debt when due and the risk that we may default on the covenants in our debt agreements that we anticipate will limit our ability to, among other things, borrow additional money, sell assets or engage in mergers. If we cannot make our payments on our debt and we cannot refinance our debt or we are unable to comply with these covenants, we would be in default under our debt agreements. Unless any such default is waived by our lenders, the debt could become immediately payable, which could materially adversely affect us;

•

the risk that our leverage may adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, surety bonds required by regulators to protect funds of purchasers of vacation ownership interests pending deeding and resort completion (which surety bonds are required in lieu of escrowing all or a portion of purchaser funds), or other purposes, if required;

•	the risk that our leverage requires the dedication of a significant portion of our cash flows to the payment of our indebtedness, thereby reducing the availability of cash flows to fund working capital, capital expenditures or other operating needs;

•	the risk that (to the extent we maintain floating rate indebtedness) interest rates increase; and

•	the risk that we may not be able to securitize our vacation ownership contract receivables because of, among other factors, the performance of the vacation ownership contract receivables, the market for vacation ownership loan-backed notes and asset-backed notes in general and the ability to insure the securitized vacation ownership contract receivables, and the risk that the actual amount of uncollectible accounts on our securitized vacation ownership contract receivables and other credit we extend is greater than our allowances for doubtful accounts.

The financial results of our vacation ownership business may be affected by the cost and availability of capital for the development or acquisition of vacation ownership resorts by us, for the financing of purchases of vacation ownership interests and for the renovation and maintenance of properties by vacation ownership resorts. The cost of capital affects the costs of developing or acquiring new properties because property owners generally have to borrow funds to develop or acquire new properties and affects the costs of renovation because property owners generally have to borrow funds to renovate properties.

The profitability of our vacation ownership business from our financing of customers’ purchases of vacation ownership interests may be adversely affected by interest rate risk and risks associated with customer default.

In connection with our vacation ownership business, we generally provide financing at a fixed interest rate for significant portions of the aggregate purchase prices of vacation ownership interests we sell to customers. If interest rates were to increase significantly, we may not increase the interest rate offered to finance purchases of vacation ownership interests by the same amount of the interest rate increase. As a result, the spread between our rate of borrowing and the interest rate we charge our customers would decrease, and such decrease would adversely affect our profitability from financing activities. Conversely, if interest rates were to decrease and remain at historically low levels for extended periods, the likelihood of early prepayments would increase as customers may seek alternative financing sources. If customers prepaid their loans and refinanced at lower interest rates, our profitability from financing activities would decrease.

Our principal source of funding cash requirements for the vacation ownership business is borrowing against and selling the vacation ownership contract receivables that arise from our financing of customers’ purchases of vacation ownership interests. When we finance the sale of a vacation ownership interest, we receive contract receivables at a fixed interest rate. We have revolving credit facilities under which we borrow against the vacation ownership contract receivables until the receivables qualify to be securitized. Once the vacation ownership contract receivables qualify to be securitized, we sell them and use the proceeds of the sales to repay our revolving credit facilities and, as a result of such repayment, replenish our ability to borrow under the revolving credit facilities to finance new vacation ownership contract receivables.

Our revolving credit facilities are, and are expected to continue to be, at variable interest rates. Any significant increase in interest rates on our borrowing against vacation ownership contract receivables or significant increase in prepayment rates on the current vacation ownership contract receivables could have a material adverse effect on the cost of borrowing under our credit facilities. Any adverse change in the securitization markets or significant declines in the credit qualities of our vacation ownership contract receivables could result in our having insufficient borrowing availability under our credit facilities to maintain our operations at current levels.

In addition, we face certain credit risks related to our consumer financing of vacation ownership interests. Purchasers of vacation ownership interests who finance a portion of the purchase price present a risk of default.

The average expected cumulative gross default rate of our portfolio of vacation ownership contract receivables is approximately 16.3%. The actual rate of such defaults may exceed our average expected cumulative gross default rate as a result of various factors, some of which are beyond our control, including general economic conditions. Consequently, the profitability of our vacation ownership business may be adversely affected. Despite the risk of default for purchasers of vacation ownership interests, we do not verify all potential purchasers’ credit histories prior to offering each potential purchaser the opportunity to finance a portion of the purchase price of the vacation ownership interests, but, in some instances, we obtain credits scores from potential purchasers who wish to obtain financing on more favorable terms. To reduce the potential adverse effect on Wyndham Worldwide caused by purchasers of vacation ownership interests who finance a portion of their purchases but subsequently default, we obtain security interests in the vacation ownership interests purchased by our customers, but the value we recover from the secured vacation ownership interests is not, in all instances, sufficient to cover the outstanding debt.

Our debt rating may suffer a downgrade, which may restrict our access to capital markets.

After giving effect to our separation, our syndicated credit facilities have been rated BBB and Baa2 by Standard & Poor’s and Moody’s, respectively. As a result of global economic and political events or natural disasters, it is possible that the rating agencies may downgrade the rating and/or outlook for many of the companies in the hospitality industry, including our company, and a downgrade could increase our borrowing costs and therefore could adversely affect our financial results. In addition, it is possible that rating agencies may downgrade our rating and our outlook for the company based on our results of operations and financial condition. A downgrade in our credit rating could, in particular, increase our costs of capital under our credit facilities and the amounts of collateral required by our letters of credit. Pricing of any amounts drawn under our syndicated bank credit facilities includes a spread to LIBOR that increases as our ratings from Standard & Poor’s and Moody’s decrease. The amounts of collateral required by our letters of credit may increase as a result of a downgrade in our credit rating. A security rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating.

We are subject to foreign currency exchange rate risk.

Changes in foreign currency exchange rates and in international monetary and tax policies could have a materially adverse effect on our business, results of operations and financial condition. We are subject to foreign currency exchange rate risk and risks associated with changes in international monetary and tax policies in connection with doing business abroad, principally in the United Kingdom, Western Continental Europe, South Africa, Mexico, Venezuela and Singapore. We may seek to mitigate our foreign exchange rate risk through strategic structuring of international business entities, swap agreements and borrowings denominated in foreign currencies, but we cannot assure that these strategies will be successful.

Several of our businesses are subject to extensive regulation, and the cost of compliance or failure to comply with such regulations may adversely affect our profitability.

The cost of compliance or failure to comply with the extensive regulations to which several of our businesses are subject may adversely affect our profitability. Our businesses are regulated by the states or provinces (including local governments) and countries in which our operations are conducted and in which our franchised and managed properties, resorts with units that are exchanged through our vacation exchange business, accommodations for our vacation rental business and resorts in which we sell vacation ownership interests are, in each case, located, marketed or sold. If we are not in substantial compliance with applicable laws and regulations, we may be subject to regulatory actions, fines, penalties and potential criminal prosecution. In addition, a significant number of purchasers of vacation ownership interests could have rescission rights, which could require us to return all funds received from rescinding purchasers in exchange for the return of their vacation ownership interests to us.

Our businesses are subject, for example, to privacy laws and regulations enacted in the United States and other jurisdictions around the world that govern the collection and use of personal data of our customers and our ability to contact our customers and prospective customers, including through telephone or facsimile. Our vacation ownership business, for example, is subject to U.S. federal privacy regulation, including the federal Telemarketing Sales Rule with its “do not call” and “do not fax” provisions, and state privacy regulations. Many states have laws and regulations regarding the sale of vacation ownership properties, such as real estate licensing laws, travel sale licensing laws, anti-fraud laws, telemarketing laws, telephone solicitation laws, including “do not call” and “do not fax” regulations and restrictions on the use of predictive dialers, prize, gift and sweepstakes laws, and labor laws. Violations of certain provisions of these laws may limit the ability of our vacation ownership business to market, sell and finance vacation ownership interests. In addition, our vacation ownership business could be subject to damages and administrative enforcement actions. Any of these results could adversely affect the profitability of our vacation ownership business. The United States and other jurisdictions are in the process of considering passing additional laws and regulations to protect the privacy of customers and prospective customers. In addition, our vacation ownership business is subject to risks arising from the requirement under Australian law that all persons conducting vacation ownership sales and marketing and vacation ownership club activities hold an Australian Financial Services License, which subjects holders to several rules and regulations. In light of these and any future laws and regulations, there can be no assurance that we will be able to continue to market our services efficiently and maintain our rate of sales growth.

Liability arising under environmental laws, ordinances and regulations may adversely affect the results of our vacation ownership business, and non-compliance with such laws, ordinances and regulations may subject us to penalties from environmental violations, and we would have to take whatever steps are necessary to achieve compliance. We may incur costs in connection with environmental clean-up if hazardous or toxic substances are found at resorts we own or manage or resorts we previously owned or managed or may acquire in the future. Under various federal, state and local laws, ordinances and regulations, the current or previous owner, manager or operator of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances, including asbestos, located on or in, or emanating from, such property, for related costs of investigation and property damage or for the cost of removal of underground storage tanks. Environmental laws, ordinances and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances.

For a detailed description of the regulations to which we are subject, see “Business—Employees, Properties and Facilities, Government Regulation and Legal Proceedings—Legal Proceedings.”

The cost of compliance or failure to comply with the Sarbanes-Oxley Act of 2002 may adversely affect our business.

As a new reporting company under the Exchange Act, we will be subject to certain provisions of the Sarbanes-Oxley Act of 2002, which may result in higher compliance costs and may adversely affect our financial results and our ability to attract and retain qualified members of our Board of Directors or qualified executive officers. The Sarbanes-Oxley Act affects corporate governance, securities disclosure, compliance practices, internal audits, disclosure controls and procedures and financial reporting and accounting systems. Section 404 of the Sarbanes-Oxley Act, for example, requires companies subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. The failure to comply with Section 404, when we are required to comply, may result in investors’ losing confidence in the reliability of our financial statements, which may result in a decrease in the market value of our common stock, prevent us from providing the required financial information in a timely manner, which could materially and adversely impact our business, our financial condition and the market value of our common stock, prevent us from otherwise complying with the standards applicable to us as a public company and subject us to adverse regulatory consequences.

Seasonality of our businesses may cause fluctuations in our gross revenues and net earnings.

We experience seasonal fluctuations in our gross revenues and net earnings from our franchise and management fees, exchange fees for transactions, commission income earned from renting vacation properties and sales of vacation ownership interests. Revenues from franchise and management fees are generally higher in the second and third quarters than in the first or fourth quarters because of increased leisure travel during the summer months. Vacation exchange transaction revenues are normally highest in the first quarter, which is generally when members of RCI plan and book their vacations for the year. Rental transaction revenues earned from booking vacation rentals to non-member customers is usually highest in the third quarter, when vacation rentals are highest. Revenues from sales of vacation ownership interests are generally higher in the second and third quarters than in other quarters. The seasonality of our business may cause fluctuations in our quarterly operating results. As we expand into new markets and geographical locations, we may experience increased or different seasonality dynamics that create fluctuations in operating results different from the fluctuations we have experienced in the past.

Our revenues are highly dependent on the travel industry and declines in or disruptions to the travel industry, such as those caused by terrorism, acts of God or war, may adversely affect our financial condition and results of operation.

Declines in or disruptions to the travel industry may adversely affect our financial condition and results of operation. Our revenues and profits, and in turn our financial condition, may be significantly adversely affected by exogenous events that generally adversely affect the travel industry. Such events include terrorist incidents and threats (and heightened travel security measures instituted in response to such incidents and threats), acts of God (such as earthquakes, hurricanes, fires, floods and other natural disasters), war, bird flu and other pandemics, the financial instability of many of the air carriers, airline job actions and strikes, and increases in gas and other fuel prices. The occurrence or worsening of any of these types of events could result in a decrease in overall travel and consequently in a decrease in travel by non-local visitors to locations in which franchised and managed properties, resorts with units that are exchanged through our vacation exchange business, properties that are rented through our vacation rental businesses and resorts in which we sell vacation ownership interests have a presence. These types of events may also result in a general economic downturn, which may reduce the amount of discretionary spending that our customers have available for travel and vacations. In addition, from time to time, hurricanes or other adverse weather events may reduce the number of rooms available in our lodging business or the number of units available in resorts in which we exchange and sell intervals or interests, as applicable.

Our businesses may be adversely affected by a deterioration in general economic conditions or a weakening of one or more of the industries in which we operate.

A prolonged economic slowdown, significant price increases, adverse events relating to the travel and leisure industry and local, regional and national economic conditions and factors, such as unemployment, fuel prices, recession and macroeconomic factors, could hurt our operations and therefore adversely affect our results. The risks associated with our businesses are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased discretionary consumer and corporate spending. A weakening of one or more of the lodging, vacation exchange and rental, and vacation ownership industries could also hurt our operations and therefore adversely affect our results.

We are dependent on our senior management, and a loss of any of our senior managers may adversely affect our business and results of operations.

We believe that our future growth depends, in part, on the continued services of our senior management team. Losing the services of any members of our senior management team could adversely affect our strategic and customer relationships and impede our ability to execute our growth strategies. We do not currently maintain key person life insurance policies for our executive officers.

There may be risks associated with completing future acquisitions that we may decide to do.

If we pursue strategic acquisitions, there may be risks associated with them. We may be unable to identify acquisition targets that complement our businesses, and if we are able to identify suitable acquisition targets, we may not be able to complete acquisitions of such targets on commercially reasonable terms. Our ability to complete acquisitions depends on a variety of factors, including our ability to obtain financing on acceptable terms and requisite government approvals. If we are able to complete acquisitions, there is no assurance that we will be able to achieve the revenue and cost benefits that we expected in connection with such acquisitions or to successfully integrate the acquired businesses into our existing operations.

We are subject to risks relating to the concentration of a significant portion of the resorts in which we sell vacation ownership interests, our sales offices and the customers of our vacation ownership business in certain vacation areas and areas where our customers live, as applicable.

The concentration of a significant portion of the resorts in which we sell vacation ownership interests and of our sales offices in certain vacation areas and the concentration of a significant number of the customers of our vacation ownership business in certain geographic regions, in each case, may result in our results of operations being more sensitive to local and regional economic conditions and other factors, including competition, natural disasters such as hurricanes, and economic downturns, than our results of operations would be absent such geographic concentrations. Many sales offices and resorts in which we sell vacation ownership interests, for example, are concentrated in the Southeastern United States, a region that is prone to hurricanes. Local and regional economic conditions and other factors may differ materially from prevailing conditions in other parts of the world.

Florida, Nevada and California are examples of areas with concentrations of sales offices. For the twelve months ending December 31, 2005, approximately 14%, 14% and 12% of our vacation ownership interest sales revenue was generated in sales offices located in Florida, Nevada and California, respectively. In addition, as of March 31, 2006, approximately 27% of our outstanding vacation ownership contract receivables portfolio relates to customers who reside in California.

The private resale of vacation ownership interests could adversely affect our vacation ownership resorts and vacation exchange businesses.

The private resale of vacation ownership interests could adversely affect the sales and operations of our vacation ownership business and new member acquisition by our vacation exchange business. We sell vacation ownership interests to buyers for purposes of leisure and not for investment. We believe that the number of private resale of vacation ownership interests by buyers is presently limited and that any sales of vacation ownership interests are typically at prices substantially below the original purchase price. The availability of vacation ownership interests for resale may make ownership of vacation ownership interests less attractive to prospective buyers.

Moreover, as the vacation ownership industry grows, the number of private resales of vacation ownership interests may increase. An increase in the supply of vacation ownership interests available for resale may divert demand for or depress the market price of vacation ownership interests we sell. In addition, private resales of vacation ownership interests may adversely impact our vacation exchange business’ new member acquisition because purchases made through resales may not result in enrollment in our vacation exchange programs.

Revenues from our lodging business are indirectly affected by our franchisees’ pricing decisions.

Revenues from our lodging business are dependent upon the revenues of our franchisees and therefore on our franchisees’ pricing decisions, which affect our franchisees’ revenues. Pricing decisions on individual room rates are made by each individual franchisee. Although we can assist franchisees in understanding how best to take advantage of opportunities in their respective markets, we have no power to compel or command pricing decisions on the part of franchisees. The ability of an individual franchisee to maintain and increase room rates is a function of the franchisee’s ability to market the hotel property locally and maintain the property in a manner necessary for the franchised hotel to compete for guests effectively.

Risks Relating to the Separation

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Cendant.

As a stand alone, independent public company, we believe that our business will benefit from, among other things, allowing our management to design and implement corporate policies and strategies that are based primarily on the characteristics of our business, allowing us to focus our financial resources wholly on our own operations and implement and maintain a capital structure designed to meet our own specific needs. However, by separating from Cendant there is a risk that our company may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of the current Cendant. As part of Cendant we were able to enjoy certain benefits from Cendant’s operating diversity, purchasing and borrowing leverage, available capital for investments and opportunities to pursue integrated strategies with Cendant’s other businesses. As such, we may not be able to achieve some or all of the benefits that we expect to achieve as a stand alone, independent hospitality company.

We have no operating history as a separate public company, and our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate publicly traded company and may not be a reliable indicator of our future results.

The historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:

•	Prior to our separation, our business was operated by Cendant as part of its broader corporate organization, rather than as an independent company. Cendant or one of its affiliates performed various corporate functions for us, including, but not limited to, tax administration, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit) and external reporting. Our historical and pro forma financial results reflect allocations of corporate expenses from Cendant for these and similar functions. These allocations are less than the comparable expenses we believe we would have incurred had we operated as a separate publicly traded company.

•	Currently, our business is integrated with the other businesses of Cendant. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While we expect to enter into short-term transition agreements that will govern certain commercial and other relationships among us, Cendant and the other separated companies after the separation, those temporary arrangements may not capture the benefits our businesses have enjoyed as a result of being integrated with the other businesses of Cendant. The loss of these benefits could have an adverse effect on our business, results of operations and financial condition following the completion of the separation.

•	Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Cendant. Following the completion of the separation, Cendant will not be providing us with funds to finance our working capital or other cash requirements. Without the opportunity to obtain financing from Cendant, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

•	Subsequent to the completion of our separation, the cost of capital for our business may be higher than Cendant’s cost of capital prior to our separation because Cendant’s credit ratings are higher than what ours are contemplated to be following the separation.

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as a company separate from Cendant.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after the separation or as a result of the separation.

Following the completion of our separation, Cendant and the other separated companies will be contractually obligated to provide to us only those services specified in the Transition Services Agreement and the other agreements we enter into with Cendant and the other separated companies in preparation for the separation. The Transition Services Agreement expiration date varies by service provided and is generally less than one year from the date of our separation, with the exception of certain services such as information technology services and telecommunications services, which will transition over varying periods (up to two years with respect to information technology services, and until certain third-party contracts expire with respect to telecommunications services). We may be unable to replace in a timely manner or on comparable terms the services or other benefits that Cendant previously provided to us that are not specified in the Transition Services Agreement or the other agreements. Also, upon the expiration of the Transition Services Agreement or other agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third parties, and we expect that in some instances, we will incur higher costs to obtain such services than we incurred under the terms of such agreements. In addition, if Cendant or the other separated companies do not continue to perform effectively the transition services and the other services that are called for under the Transition Services Agreement and other agreements, we may not be able to operate our business effectively and our profitability may decline. Furthermore, after the expiration of the Transition Services Agreement and the other agreements, we may be unable to replace in a timely manner or on comparable terms the services specified in such agreements.

We may have received better terms from unaffiliated third parties than the terms we received in our agreements with Cendant and the other separated companies.

The agreements related to our separation from Cendant and the other separated companies, including the Separation and Distribution Agreement, Tax Sharing Agreement, Transition Services Agreement and the other agreements, were negotiated in the context of our separation from Cendant while we were still part of Cendant and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements we negotiated in the context of our separation related to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations among Cendant, the other separated companies and us. We may have received better terms from unaffiliated third parties because such parties may have competed with other potential suppliers to win our business. See “Certain Relationships and Related Party Transactions.”

We will be responsible for certain of Cendant’s contingent and other corporate liabilities.

Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, we and Realogy will each assume and be responsible for 37.5% and 62.5%, respectively, of certain of Cendant’s contingent and other corporate liabilities including those relating to unresolved tax and legal matters and associated costs and expenses. However, in the event that the sale of Travelport is not completed, we, Realogy and Travelport will each assume and be responsible for 30%, 50% and 20%, respectively, of these contingent and other liabilities, and Travelport will have no responsibility. More specifically, we generally will assume and be responsible for the payment of our share of (i) all taxes imposed on Cendant and certain other subsidiaries and (ii) certain contingent and other corporate liabilities of Cendant and/or its subsidiaries to the extent incurred on or prior to the earlier of (x) December 31, 2006 or (y) the date of the separation of Travelport from Cendant. These contingent and other corporate liabilities include liabilities relating to, arising out of or resulting from (i) certain of Cendant’s terminated or divested businesses, including among others, Cendant’s former PHH and Marketing Services (Affinion) businesses, (ii) liabilities relating to the Travelport sale, including, in general (but subject to certain exceptions), liabilities for taxes of Travelport for taxable periods through the date of the Travelport sale, (iii) the Securities Action, the PRIDES Action and the ABI Actions (for a further description of these litigation matters, see “Business—Employees, Properties and

Facilities, Government Regulation and Legal Proceedings—Legal Proceedings—Legal—Cendant Corporate Litigation”), (iv) generally any actions with respect to the separation plan or the distributions made or brought by any third party and (v) payments under certain identified contracts (or portions thereof) that were not allocated to any specific party in connection with the separation. However, in almost all cases, contingent and other corporate liabilities do not include liabilities that are specifically related to the business of one of the four separated companies which will be allocated 100% to the relevant company, including any liabilities related to the business disclosure in a separated company’s registration statement on Form 10 or similar disclosure document filed or distributed in connection with the separation plan. Assuming our separation from Cendant occurred on March 31, 2006 and the sale of Travelport is completed, we would have recorded liabilities of $321 million relating to our assumption of Cendant’s contingent and other corporate liabilities, which are reflected on our pro forma balance sheet. (See “Unaudited Pro Forma Condensed Combined Financial Statements.”) This amount does not reflect liabilities that may be required to be established in connection with the guarantees we expect to provide Cendant in connection with the separation. Any such liabilities, which could be material, will reflect the fair value of the guarantees, which is currently being determined.

If any party responsible for such liabilities were to default in its payment, when due, of any such assumed obligations related to any such contingent corporate liability, each non-defaulting party (including Avis Budget Group, Inc.) would be required to pay an equal portion of the amounts in default. Accordingly, we may, under certain circumstances, be obligated to pay amounts in excess of our share of the assumed obligations related to such contingent and other corporate liabilities including associated costs and expenses.

Many lawsuits are currently outstanding against Cendant, some of which relate to accounting irregularities arising from some of the CUC International, Inc. business units acquired when HFS Incorporated merged with CUC to form Cendant. While Cendant has settled many of the principal lawsuits relating to the accounting irregularities, these settlements do not encompass all litigation associated with the accounting irregularities. We do not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. Although we will share any costs and expenses arising out of this litigation with Realogy (and with Travelport if the sale of Travelport is not completed), an adverse outcome from such unresolved proceedings or liabilities or other proceedings for which we have assumed partial liability under the Separation and Distribution Agreement could be material with respect to our earnings in any given reporting period.

Additionally, Realogy (and not us) will act as the managing party and will manage and assume control of most legal matters related to the contingent and other corporate liabilities and assets of Cendant. Furthermore, assuming the sale of Travelport is completed, Realogy will have full control of most decisions relating to the settlement, resolution or disposition of most legal matters relating to contingent and other corporate liabilities (including certain tax-related matters) and assets and we will be responsible for 37.5% of any payments made in respect of such matters.

For a more detailed description of the Separation and Distribution Agreement and treatment of certain historical Cendant contingent and other corporate liabilities, see “Certain Relationships and Related Party Transactions—Agreements with Cendant—The Separation and Distribution Agreement.”

As part of our separation from Cendant, we will incur substantial debt with external lenders, which could subject us to various restrictions and decrease our profitability.

In connection with our separation, we expect to enter into borrowing arrangements for a total of $2,000 million, which is comprised of a $300 million term loan facility, an $800 million interim loan facility and a $900 million revolving credit facility. At or prior to the distribution, we expect to draw approximately $1,360 million against those facilities, and issue approximately $70 million in letters of credit, leaving approximately $570 million available to provide liquidity for additional letters of credit and for working capital and ongoing corporate needs. All of the approximately $1,360 million of debt we expect to incur will be transferred to Cendant solely to repay a portion of Cendant’s corporate debt (including its existing asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses). The

Separation and Distribution Agreement provides for an adjustment in the amount of indebtedness we will incur in connection with our separation in the event that the sum of the borrowings transferred by us, Realogy and Travelport to Cendant, together with the cash at Cendant then available to be utilized to repay its corporate debt, is less than or more than the amount necessary to enable Cendant to make the Separation Payments. In the event that such amounts are less than the amount necessary to enable Cendant to make the Separation Payments, then any insufficiency will result in an upward adjustment in the amount of indebtedness incurred by Travelport, but only to the extent that Travelport is able to obtain such additional debt financing on commercially reasonable terms. Thereafter, if there is still an insufficiency, we will be required to incur additional indebtedness equal to such remaining insufficiency up to $100 million and transfer such additional amounts to Cendant and, to the extent the remaining insufficiency is in excess of $100 million, we and Realogy would be required to incur additional indebtedness equal to 37.5% and 62.5%, respectively, of such excess and transfer such amounts to Cendant.

Although Cendant has agreed to sell Travelport for $4,300 million in cash (which purchase price is subject to adjustment), and upon such sale, we estimate that approximately $760 million of such proceeds will be contributed to us, which we will use to reduce certain of our outstanding indebtedness, we cannot assure you that a sale of Travelport will be completed or as to the timing of the completion of such sale or the amount of proceeds that we expect to receive from such sale. In addition, following any such reduction of our indebtedness, if our Board of Directors deems it appropriate, we may incur additional debt and use the proceeds from such additional debt for general corporate purposes, such as to repurchase shares of our common stock. Subject to market conditions, we intend to replace the interim loan facility in its entirety with a combination of public, senior unsecured medium-term (a duration of between 3 and 10 years), non-convertible, fixed and/or floating rate bonds. In the event of a sale of Travelport, we intend to use a portion of the proceeds contributed to us to pay down the interim facility; in addition, the receipt of such proceeds would likely result in our issuing a proportionally smaller amount of the bonds described above. The remainder of the proceeds from a sale of Travelport, if any, will be used to repay other debt. We cannot assure you that we will be able to refinance the interim loan facility on terms that are reasonable to us. These financing arrangements will contain customary restrictions, covenants and events of default. The terms of these financing arrangements and any future indebtedness may impose various restrictions and covenants on us (such as tangible net worth requirements) that could limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities. In addition, our financing costs may be higher than they were as part of Cendant. For a more detailed discussion of these borrowings and our liquidity following the separation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Financial Obligations—Pro Forma Indebtedness Following Separation.”

We cannot give you any assurance as to when or if the completion of the sale of Travelport will occur or the extent to which we will receive any cash proceeds from such sale to reduce our indebtedness.

Upon the completion of the sale of Travelport, we will have the right under the Separation and Distribution Agreement to receive a portion of the cash proceeds (after giving effect to certain tax liabilities and other expenses incurred by Cendant in connection with the sale and the repayment of any Travelport indebtedness) and we will have the obligation to use such cash proceeds to reduce our indebtedness. We cannot give you any assurance as to when or if the sale of Travelport will be completed. The completion of the sale of Travelport is subject to certain customary conditions precedent and some, including the receipt of requisite regulatory approvals and the absence of any material adverse effect with respect to Travelport, may be outside of Cendant’s and Travelport’s control. If the sale is not completed by December 31, 2006, all of the shares of common stock of Travelport will be distributed to Cendant’s stockholders rather than sold. In such an event, our expected indebtedness would not be reduced below approximately $1,360 million (as such amount may be adjusted as described elsewhere in this information statement). The amount of our indebtedness that would be reduced is dependent upon the tax liabilities, expenses and Travelport debt repayments that may arise in connection with such a sale, the amounts of which are presently uncertain. Upon the completion of the sale of Travelport, our right to receive a portion of the proceeds is a contractual right under the Separation and Distribution Agreement and we may be required to take action to enforce our rights under the Separation and Distribution Agreement to receive all of the proceeds that we believe we are entitled to receive.

The ownership by our executive officers and some of our directors of shares of common stock, options or other equity awards of Cendant or any of the other separated companies may create, or may create the appearance of, conflicts of interest.

Because of their current or former positions with Cendant, substantially all of our executive officers, including our Chairman and Chief Executive Officer and our Chief Financial Officer, and some of our non-employee director nominees own shares of Cendant and Realogy common stock and options to purchase shares of Cendant and Realogy common stock or other equity awards. Following Cendant’s distribution of Realogy (and Travelport, if the sale of Travelport is not completed) to its stockholders, these officers and non-employee directors will own shares of common stock and options to purchase shares of common stock and other equity awards in these companies. The individual holdings of common stock and options to purchase common stock and other equity awards of Cendant and Realogy (and Travelport, if the sale of Travelport is not completed) may be significant for some of these persons compared to these persons’ total assets. Even though our Board will consist of a majority of directors who are independent from Cendant and Realogy (and Travelport, if the sale of Travelport is not completed), the other separated companies and our company, and our executive officers who are currently employees of Cendant will cease to be employees of Cendant upon consummation of the separation, ownership by our directors and officers, after our separation, of common stock or options to purchase common stock and other equity awards of Cendant, Realogy and Travelport creates, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Cendant or Realogy (or Travelport, if the sale of Travelport is not completed) than the decisions have for us.

After the separation, certain of our executive officers and directors may have actual or potential conflicts of interest because of their positions in Cendant and the other separated companies.

Six of our directors or director nominees, Messrs. Holmes (who is also our Chairman and Chief Executive Officer), Buckman, Herrera and Mulroney and Mses. Biblowit and Richards, will continue as directors of Cendant until the time of the completion of Cendant’s plan of separation. Upon completion of Cendant’s plan of separation, these six directors will resign from Cendant’s Board. These common directors could create, or appear to create, potential conflicts of interest when our or Cendant’s management and directors face decisions that could have different implications for us and Cendant. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and Cendant regarding the terms of the agreements governing the separation and the relationship thereafter between us and Cendant. Potential conflicts of interest could also arise if we and/or Cendant enter into any commercial arrangements with each other in the future. In addition, conflicts of interest may arise with regard to the allocation of the common directors’ time between us and Cendant.

If the distribution, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, then our stockholders and/or we and Cendant might be required to pay U.S. federal income taxes.

The distribution is conditioned upon Cendant’s receipt of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel, substantially to the effect that the distribution, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. The opinion of Skadden Arps will be based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and Cendant make to Skadden Arps. In rendering its opinion, Skadden Arps also will rely on certain covenants that we and Cendant enter into, including the adherence by Cendant and us to certain restrictions on our future actions. If any of the representations or statements that we or Cendant make are, or become, inaccurate or incomplete, or if we or Cendant breach any of our covenants, the distribution and such related transactions, might not qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. You should note that Cendant does not intend to seek a ruling from the Internal Revenue Service, or IRS, as to the U.S. federal income tax treatment of the distribution and such related transactions. The opinion of Skadden Arps is not binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the validity of the distribution and such related transactions, as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code or that any such challenge ultimately will not prevail.

If the distribution, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, then Cendant would recognize gain in an amount equal to the excess of (i) the fair market value of the Wyndham Worldwide common stock distributed to the Cendant stockholders over (ii) Cendant’s tax basis in such common stock. Under the terms of the Tax Sharing Agreement, in the event the distribution were to fail to qualify as a reorganization and (i) such failure was not the result of actions taken after the distribution by Cendant, us or any of the other separated companies, we and Realogy would be responsible for 37.5% and 62.5% (or 30% and 50% and Travelport would be responsible for 20% if the sale of Travelport is not completed), respectively, of any taxes imposed on Cendant as a result thereof and (ii) such failure was the result of actions taken after the distribution by one of the separated companies, the party responsible for such failure would be responsible for all taxes imposed on Cendant as a result thereof. In addition, each Cendant stockholder who received Wyndham Worldwide common stock in the distribution generally would be treated as having received a taxable distribution in an amount equal to the fair market value of the Wyndham Worldwide common stock received (including any fractional share sold on behalf of the stockholder), which would be taxable as a dividend to the extent of the stockholder’s ratable share of Cendant’s current and accumulated earnings and profits (as increased to reflect any current income including any gain recognized by Cendant on the taxable distribution). The balance, if any, of the distribution would be treated as a nontaxable return of capital to the extent of the Cendant stockholder’s tax basis in its Cendant stock, with any remaining amount being taxed as capital gain.

Wyndham Worldwide and Cendant might not be able to engage in desirable strategic transactions and equity issuances following the distribution.

Wyndham Worldwide’s and Cendant’s ability to engage in significant stock transactions could be limited or restricted after the distribution in order to preserve the tax-free nature of the distribution to Cendant. Even if the distribution, together with certain related transactions, otherwise qualifies as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, it would be taxable to Cendant (but not to Cendant stockholders) under Section 355(e) of the Code, if the distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquired directly or indirectly stock representing a 50% or greater interest, by vote or value, in the stock of either Cendant or Wyndham Worldwide. Current U.S. federal income tax law creates a presumption that the distribution would be taxable to Cendant, but not to its stockholders, if either Wyndham Worldwide or Cendant were to engage in, or enter into an agreement to engage in, a transaction that would result in a 50% or greater change, by vote or value, in Wyndham Worldwide’s or Cendant’s stock ownership during the four-year period that begins two years before the date of the distribution, unless it is established that the transaction is not pursuant to a plan or series of transactions related to the distribution. Treasury regulations currently in effect generally provide that whether an acquisition transaction and a distribution are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the Treasury regulations. In addition, the Treasury regulations provide several “safe harbors” for acquisition transactions that are not considered to be part of a plan. These rules may prevent Wyndham Worldwide and Cendant from entering into transactions which might be advantageous to their respective stockholders, such as issuing equity securities to satisfy financing needs or acquiring businesses or assets with equity securities. Thus, even if the distribution, together with certain related transactions, were to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, if acquisitions of Cendant stock or Wyndham Worldwide common stock after the distribution were to cause Section 355(e) of the Code to apply, Cendant would recognize taxable gain as described above, but the distribution would be tax free to each Cendant stockholder (except for cash received in lieu of a fractional share of Wyndham Worldwide common stock).

Under the Tax Sharing Agreement, there are restrictions on Wyndham Worldwide’s ability to take actions that could cause the distribution to fail to qualify as a tax-free transaction, including, in certain cases, redeeming equity securities, selling or otherwise disposing of a substantial portion of its assets or acquiring businesses or assets with equity securities, in each case, for a period of 24 months from the day after the distribution. Moreover, the Tax Sharing Agreement generally provides that Wyndham Worldwide will be responsible for any taxes imposed on Cendant or Wyndham Worldwide as a result of the failure of the distribution, together with certain related transactions, to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code if such failure is attributable to certain post-distribution actions taken by or in respect of Wyndham Worldwide (including its subsidiaries) or its stockholders, such as the acquisition of Wyndham Worldwide by a third party at a time and in a manner that would cause such failure. See “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution” and “Certain Relationships and Related Party Transactions—Agreements with Cendant, Realogy and Travelport—Tax Sharing Agreement.”

Risks Relating to Our Common Stock

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. It is anticipated that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of Cendant stockholders, especially stockholders who hold Cendant stock based on Cendant’s inclusion in the S&P 500 Index, as our common stock may not be included in the S&P 500 Index, and as a result, Cendant stockholders may sell our shares after the distribution;

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results due to the seasonality of our business and other factors related to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the distribution;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations; and

•	general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Investors may be unable to accurately value our common stock.

Investors often value companies based on the stock prices and results of operations of other comparable companies. Currently, no public hospitality company exists with combined size, scale and product offerings directly comparable to ours. As such, investors may find it difficult to accurately value our common stock, which may cause our common stock to trade below its true value.

Substantial sales of common stock may occur in connection with this distribution, which could cause our stock price to decline.

The shares of our common stock that Cendant distributes to its stockholders generally may be sold immediately in the public market. Following the distribution, we believe (based on information as of January 26, 2006) that Barclays Global Investors, N.A. will beneficially own 8.88% of our common stock (see “Security Ownership of Certain Beneficial Owners and Management”). Although we have no actual knowledge of any plan or intention on the part of any 5% or greater stockholder to sell our common stock following the separation, it is possible that some Cendant stockholders, including possibly some of our large stockholders, will sell our common stock received in the distribution for reasons such as that our business profile or market capitalization as an independent company does not fit their investment objectives. Moreover, index funds tied to the Standard & Poor’s 500 Index, the Russell 1000 Index and other indices hold shares of Cendant common stock. To the extent our common stock is not included in these indices after the distribution, certain of these index funds will likely be required to sell the shares of our common stock that they receive in the distribution. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Your percentage ownership in Wyndham Worldwide may be diluted in the future.

Your percentage ownership in Wyndham Worldwide may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees and the accelerated vesting of other equity awards. Prior to the separation and record date for the distribution, we expect Cendant will approve the Wyndham Worldwide Corporation 2006 Equity and Incentive Plan, or the Plan, which will provide for the grant of equity based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants. It is expected that no more than 43.5 million shares of our common stock will be available for grants pursuant to the Plan, which include (i) shares which may be used for purposes of satisfying our obligations under our Non-Employee Directors Deferred Compensation Plan, Savings Restoration Plan and Officer Deferred Compensation Plan and (ii) approximately 29 million shares necessary to implement the issuance of equity awards relating to our common stock granted pursuant to equitable adjustments of Cendant equity awards, or the Equitable Adjustment Awards. The Equitable Adjustment Awards will become vested on the earlier of (i) the date on which such units would have vested in accordance with the terms of the existing vesting schedule or (ii) the 30th day following the completion of the second of the distributions pursuant to Cendant’s separation plan (or, if applicable, following a simultaneous distribution of us and Realogy).

For a more detailed description of the Plan and the Equitable Adjustment Awards, see “Management— Employee Benefit Plans.”

The Executive Committee of our Board of Directors will not consist of a majority of independent directors.

We have established an Executive Committee of the Board that consists of our Chairman and Chief Executive Officer, one other non-independent member and one independent member of our Board. Under our by-laws, the Executive Committee shall have and may exercise all of the powers of the Board of Directors when the Board is not in session, including the power to authorize the issuance of stock, except that the Executive Committee shall have no power to (1) alter, amend or repeal the by-laws or any resolution or resolutions of the Board of Directors or (2) take any other action which legally may be taken only by the Board. Accordingly, even though the Board has determined that five out of its seven members are independent, significant actions by the Board may be effected by a committee of directors, the majority of whom are not independent.

Our stockholder rights plan and provisions in our certificate of incorporation and by-laws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our certificate of incorporation, by-laws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirors to negotiate with our Board rather than to attempt a hostile takeover. These provisions include, among others:

•	a Board of Directors that is divided into three classes with staggered terms;

•	elimination of the right of our stockholders to act by written consent;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our Board to issue preferred stock without stockholder approval; and

•	limitations on the right of stockholders to remove directors.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. For more information, see “Description of Capital Stock—Anti-takeover Effects of Our Certificate of Incorporation and By-laws and Delaware Law.”

We expect our Board of Directors to adopt a stockholder rights plan prior to the distribution which provides, among other things, that when specified events occur, our stockholders will be entitled to purchase from us a newly created series of junior preferred stock. The preferred stock purchase rights are triggered by the earlier to occur of (i) ten business days (or a later date determined by our Board before the rights are separated from our common stock) after the public announcement that a person or group has become an “acquiring person” by acquiring beneficial ownership of 15% or more of our outstanding common stock or (ii) ten business days (or a later date determined by our Board before the rights are separated from our common stock) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person. The issuance of preferred stock pursuant to the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. For a more detailed description of our rights plan, see “Description of Capital Stock—Rights Plan.”

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board determines is not in the best interests of our company and our stockholders.

We cannot assure you that we will pay any dividends.

There can be no assurance that we will have sufficient surplus under Delaware law to be able to pay any dividends. This may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures, or increases in reserves. If we do not pay dividends, the price of our common stock that you receive in the distribution must appreciate for you to receive a gain on your investment in Wyndham Worldwide. This appreciation may not occur.

FORWARD-LOOKING STATEMENTS

Forward-looking statements in our public filings or other public statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other public statements. These forward-looking statements were based on various facts and were derived utilizing numerous important assumptions and other important factors, and changes in such facts, assumptions or factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate” and similar expression or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward looking in nature and not historical facts. You should understand that the following important factors could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

•	terrorist attacks, such as the September 11, 2001 terrorist attacks, may negatively affect the travel industry, result in a disruption in our business and adversely affect our financial results;

•	adverse developments in general business, economic and political conditions or any outbreak or escalation of hostilities on a national, regional or international basis;

•	competition in our existing and future lines of business, and the financial resources of competitors;

•	our failure to comply with regulations and any changes in laws and regulations, including hospitality, vacation rental and vacation ownership-related regulations, telemarketing regulations, privacy policy regulations and state, federal and international tax laws;

•	seasonal fluctuation in the travel business;

•	local and regional economic conditions that affect the travel and tourism industry;

•	our failure to complete future acquisitions or to realize anticipated benefits from completed acquisitions;

•	actions by our franchisees that could harm our business;

•	our inability to access the capital and/or the asset-backed markets on a favorable basis;

•	the loss of any of our senior management;

•	risks inherent in operating in foreign countries, including exposure to local economic conditions, government regulation, currency restrictions and other restraints, changes in tax laws, expropriation, political instability and diminished ability to legally enforce our contractual rights;

•	our failure to provide fully integrated disaster recovery technology solutions in the event of a disaster or other business interruption;

•	the final resolutions or outcomes with respect to Cendant’s contingent and other corporate liabilities and any related actions for indemnification made pursuant to the Separation and Distribution Agreement;

•	a failure by Cendant to complete the sale of Travelport, to receive gross cash proceeds of $4,300 million (which purchase price is subject to adjustment) or to contribute to us all or a portion of the $760 million of such proceeds that we expect to receive;

•	our inability to operate effectively as a stand-alone, publicly traded company; and

•	the costs associated with becoming compliant with the Sarbanes-Oxley Act of 2002 and the consequences of failing to implement effective internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 by the date that we must comply with that section of the Sarbanes-Oxley Act.

Other factors not identified above, including the risk factors described in the “Risk Factors” section of this information statement, may also cause actual results to differ materially from those projected by our forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond our control.

You should consider the areas of risk described above, as well as those set forth under the heading “Risk Factors” above, in connection with considering any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless we are required to do so by law.

THE SEPARATION

General

On October 23, 2005, the Board of Directors of Cendant preliminarily approved a plan to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s Hospitality Services (including Timeshare Resorts), Real Estate Services, Travel Distribution Services and Vehicle Rental businesses. As preliminarily approved, the separation was to occur through distributions to Cendant stockholders of all of the shares of common stock of three subsidiaries of Cendant that hold or will hold the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of the businesses other than the Vehicle Rental business which will remain after the distributions.

After preliminarily approving the separation plan, the Cendant Board established a separation committee of its Board to meet regularly to assist with and oversee the separation process. The members of the separation committee are Robert W. Pittman, Martin L. Edelman and Sheli Z. Rosenberg.

Since October 23, 2005, the Cendant Board and the separation committee met numerous times with and without members of Cendant’s senior management team to discuss the separation. In these meetings, the Cendant Board and the separation committee considered, among other things, the benefits to the businesses and to Cendant stockholders that are expected to result from the separation (see “—Reasons for the Separation”), the capital allocation strategies and dividend policies for the separated companies, the allocation of Cendant’s existing assets, liabilities and businesses among the separated companies, the terms of certain commercial relationships among the separated companies that will exist following the separation, the corporate governance arrangements that will be in place at each company following the separation and the appropriate members of senior management at each company following the separation.

On April 24, 2006, Cendant announced that as an alternative to distributing shares of Travelport to Cendant stockholders, Cendant was also exploring the sale of Travelport. On June 30, 2006, Cendant entered into an agreement to sell Travelport to an affiliate of the Blackstone Group for $4,300 million in cash. Cendant expects the sale of Travelport to close in August 2006, subject to the satisfaction and/or waiver of certain conditions contained in the Travelport purchase agreement, and, promptly following the completion of such sale, Cendant will be obligated, pursuant to the Separation and Distribution Agreement, to contribute a significant portion of the cash proceeds from such sale to us and Realogy.

In furtherance of this plan, on [                    ], 2006, the Cendant Board approved the distributions of all of the shares of our and Realogy’s common stock held by Cendant to holders of Cendant common stock. The distributions of the shares of our common stock are being made in furtherance of the separation plan. On [                    ], 2006, the distribution date, each Cendant stockholder will receive one share of our common stock (and a related preferred stock purchase right) for every five shares of Cendant common stock and one share of Realogy’s common stock (and a related preferred stock purchase right) for every four shares of Cendant common stock held at the close of business on the record date, as described below. Following the distribution, Cendant stockholders will own 100% of our and Realogy’s common stock. You will not be required to make any payment, surrender or exchange your shares of Cendant common stock or take any other action to receive your shares of our and Realogy’s common stock. In connection with the plan of separation, it is expected that Cendant will change its name to Avis Budget Group, Inc.

Furthermore, the distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution.”

Internal Reorganization Prior to Our Distribution

Prior to our distribution, Cendant will implement an internal reorganization that will result in Wyndham Worldwide, a Delaware corporation and an already-existing, wholly owned subsidiary of Cendant, holding the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of Cendant’s Hospitality Services (including Timeshare Resorts) businesses.

The Number of Shares You Will Receive

For every five shares of Cendant common stock that you owned at the close of business on [                    ], 2006, the record date, you will receive one share of our common stock (and a related preferred stock purchase right) on the distribution date. Cendant will not distribute any fractional shares of our common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by Cendant or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Cendant or us. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

When and How You Will Receive the Dividend

Cendant will distribute the shares of our common stock on [                    ], 2006, the distribution date. Mellon Investor Services, which currently serves as the transfer agent and registrar for Cendant’s common stock, will serve as transfer agent and registrar for our common stock and as distribution agent in connection with the distribution.

If you own Cendant common stock as of the close of business on the record date, the shares of Wyndham Worldwide common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell shares of Cendant common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of our common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of Cendant common stock and you are the registered holder of the Cendant shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact Mellon Investor Services at the address set forth on page 23 of this information statement.

Most Cendant stockholders hold their shares of Cendant common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Cendant common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Mellon Investor Services, as distribution agent, will not deliver any fractional shares of our common stock in connection with the distribution. Instead, Mellon Investor Services will aggregate all fractional shares and sell them on behalf of the holders who otherwise would be entitled to receive fractional shares. The aggregate net cash proceeds of these sales, which generally will be taxable for U.S. federal income tax purposes, will be distributed pro rata (based on the fractional shares such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. See “—Certain U.S. Federal Income Tax Consequences of the Distribution” below for an explanation of the tax consequences of the distribution. If you physically hold Cendant common stock certificates and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Cendant stock through a bank or brokerage firm, your bank or brokerage firm will receive on your behalf your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Separation

After our separation from Cendant, we will be a separate, publicly traded company. Immediately following the distribution, we expect to have approximately 7,769 stockholders of record, based on the number of registered stockholders of Cendant common stock on June 29, 2006, and approximately 200 million shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Cendant options between the date the Cendant Board declares the dividend for the distribution and the record date for the distribution.

Before our separation from Cendant, we will enter into a Separation and Distribution Agreement and several other agreements with Cendant’s other businesses to effect the separation and provide a framework for our relationships with Cendant’s other businesses after the separation. These agreements will govern the relationship among us, Cendant, Realogy and Travelport subsequent to the completion of the separation plan and provide for the allocation among us, Cendant, Realogy and Travelport of Cendant’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Cendant. The Separation and Distribution Agreement, in particular, requires Wyndham Worldwide to assume certain of Cendant’s contingent and other corporate liabilities and establishes the amount of the debt that each separated company will initially incur to repay Cendant’s corporate debt and, in the case of Travelport only, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation.

For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

The distribution will not affect the number of outstanding shares of Cendant common stock or any rights of Cendant stockholders.

Incurrence of Debt

Under the Separation and Distribution Agreement, we, Realogy and Travelport have agreed to take certain actions so that we, Realogy and Travelport, and not Cendant, will bear economic responsibility for general liabilities and obligations of Cendant (including costs and expenses and corporate indebtedness) other than those that relate primarily to Cendant’s Vehicle Rental business. To effect this arrangement, each of us, Realogy and Travelport anticipate entering into, borrowing facilities at the time of or, in the case of Travelport, prior to its respective separation from Cendant, the cash proceeds of which will be transferred to Cendant to repay Cendant’s corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation. For these purposes, Realogy is expected to borrow approximately $2,225 million at the time of its separation and we expect to borrow approximately $1,360 million at the time of our separation. The allocation of debt among the parties was based upon estimates of the relative future ability of each party to service its debt, each party’s ability to maintain acceptable debt ratings and the possibility that Travelport may be sold rather than separated. We anticipate that Cendant will repay its corporate indebtedness at or around the time of our separation.

The Separation and Distribution Agreement provides for an adjustment in the amount of indebtedness we will incur in connection with our separation in the event that the sum of the borrowings transferred by us, Realogy and Travelport to Cendant, together with the cash at Cendant then available to be utilized to repay its corporate debt, is less than or more than the amount necessary to enable Cendant to make the Separation Payments. Any insufficiency resulting from comparing the sum of the borrowings transferred by us, Realogy and Travelport to Cendant, together with the cash at Cendant then available to be utilized to repay its corporate debt, to the amount necessary to enable Cendant to make the Separation Payments will result in an upward adjustment to the amount of indebtedness allocated to Travelport to the extent that Travelport is able to obtain such additional debt financing on commercially reasonable terms; as a result, such additional amount of Travelport indebtedness will be repaid out of the proceeds of the Travelport sale (if such a sale is thereafter completed) and therefore will reduce the amount of residual proceeds available for distribution to us and Realogy (see “Certain Relationships and Related Party Transactions—Agreements with Cendant, Realogy and Travelport—Separation and Distribution Agreement”). Any additional insufficiency beyond the additional amount of indebtedness that Travelport could incur on commercially reasonable terms will be satisfied through the incurrence of additional indebtedness by us equal to such remaining insufficiency up to $100 million, and we will transfer such additional amounts to Cendant. To the extent the remaining insufficiency is in excess of $100 million, we and Realogy would be required to incur additional indebtedness equal to 37.5% and 62.5%, respectively, of such excess and transfer such amounts to Cendant. In the event that the borrowings transferred by us, Realogy and Travelport, together with Cendant’s cash, result in an excess in the amounts necessary to enable Cendant to make the Separation Payments, measured at the time of our separation, then such excess (a “priority excess”) will be allocated between us and Realogy in the manner described in the next paragraph below.

Any cash costs and expenses related to the plan of separation incurred by Cendant following the date of the adjustment described above that have not otherwise been included in the estimated costs and expenses through the completion of the plan of separation for the purposes of the adjustment will be treated as contingent liabilities under the Separation and Distribution Agreement and therefore borne 37.5% by us and 62.5% by Realogy (or if the sale of Travelport is not completed, we will assume 30%, Realogy will assume 50% and Travelport will assume 20%). If the amount of cash costs and expenses estimated to be incurred prior to the completion of the plan of separation for the above-described adjustment exceeds the actual cash costs and expenses incurred by Cendant, such excess (a “Cendant excess amount”) will be allocated in the following manner: (i) in the event that a priority excess exists, all or a portion of the Cendant excess amount will be allocated to us and Realogy on a 37.5% and 62.5% basis, respectively, up to the amount of the priority excess and (ii) any remaining Cendant excess amount will be treated as a contingent asset to which we will be entitled to 37.5% and Realogy will be entitled to 62.5% (or if the sale of Travelport is not completed, we will be entitled to 30%, Realogy will be entitled to 50% and Travelport will be entitled to 20%).

In addition, following the completion of the sale of Travelport, Cendant will be obligated, pursuant to the Separation and Distribution Agreement, to contribute a significant portion of the cash proceeds from such sale to us and Realogy. Assuming Cendant receives $4,300 million in gross cash proceeds from such sale and contributes to us approximately $760 million from such sale, we estimate that the approximately $1,360 million of indebtedness we expect to incur at the time of our separation would be reduced to approximately $600 million. The actual amount of our remaining indebtedness may be more or less than the amount provided above depending on various adjustments, including, without limitation, purchase price adjustments based on the levels of cash, working capital and certain other expenses at Travelport at the time of its sale, the application of sale proceeds that have priority over contributions to us and the amount outstanding at the time of our distribution under Cendant’s asset-linked facility relating to certain assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses (for a detailed description of the use of proceeds from the sale of Travelport, see “Certain Relationships and Related Party Transactions—Agreements with Cendant, Realogy and Travelport—Separation and Distribution Agreement”).

Certain U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of certain U.S. federal income tax consequences of the distribution. This summary is based on the Code, Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code, all as in effect on the date of this information statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. This summary assumes that the distribution will be consummated in accordance with the Separation and Distribution Agreement and as described in this information statement. This summary is for general information only and does not purport to be a complete description of the consequences of the distribution nor does it address the effects of any state, local or foreign tax laws on the distribution. The tax treatment of a Cendant stockholder may vary depending upon that stockholder’s particular situation, and certain stockholders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold stock in Cendant, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, stockholders who hold their Cendant stock as part of a “hedge,” “straddle,” “conversion,” or “constructive sale transaction,” individuals who received Cendant common stock upon the exercise of employee stock options or otherwise as compensation and non-U.S. stockholders) may be subject to special rules not discussed below. The summary assumes that the Cendant stockholders hold their Cendant common stock as capital assets within the meaning of Section 1221 of the Code.

Each stockholder is urged to consult its tax advisor as to the specific tax consequences of the distribution to that stockholder, including the effect of any state, local or foreign tax laws and of changes in applicable tax laws.

The distribution is conditioned upon Cendant’s receipt of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that the distribution, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. The opinion of Skadden Arps will be based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and Cendant make to Skadden Arps. In rendering its opinion, Skadden Arps also will rely on certain covenants that we and Cendant enter into, including the adherence by Cendant and us to certain restrictions on our future actions.

If any of the representations or statements that we or Cendant make are, or become, inaccurate or incomplete, or if we or Cendant breach any of our covenants, the distribution, together with certain related transactions, might not qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. You should note that Cendant does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the distribution. The opinion of Skadden Arps is not binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the validity of the distribution and related transactions as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code or that any such challenge ultimately will not prevail.

The Distribution

Assuming that the distribution, together with certain related transactions, qualifies as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, the following describes certain U.S. federal income tax consequences to us, Cendant and Cendant stockholders:

•	neither we nor Cendant will recognize any gain or loss upon the distribution of Wyndham Worldwide common stock and no amount will be includible in our income or that of Cendant as a result of the distribution, and certain related transactions, other than taxes arising out of internal restructurings undertaken in connection with the separation and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by Cendant under Treasury regulations relating to consolidated federal income tax returns;

•	a Cendant stockholder will not recognize income, gain, or loss as a result of the receipt of our common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of our common stock;

•	a Cendant stockholder’s tax basis in such stockholder’s Cendant common stock and in our common stock received in the distribution (including any fractional share interest in our common stock for which cash is received) will equal such stockholder’s tax basis in its Cendant common stock immediately before the distribution, allocated between the Cendant common stock and our common stock (including any fractional share interest of our common stock for which cash is received) in proportion to their relative fair market values on the date of the distribution;

•	a Cendant stockholder’s holding period for our common stock received in the distribution (including any fractional share interest of our common stock for which cash is received) will include the holding period for that stockholder’s Cendant common stock; and

•	a Cendant stockholder who receives cash in lieu of a fractional share of our common stock in the distribution will be treated as having sold such fractional share for cash, and will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Cendant stockholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its Cendant common stock exceeds one year.

U.S. Treasury regulations require certain Cendant stockholders who receive our common stock in the distribution to attach their U.S. federal income tax returns for the year in which the stock is received a detailed statement setting forth such data as may be appropriate to demonstrate the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the distribution, Cendant will provide to our stockholders, either directly or through our stockholders’ banks or brokerage firms, the information necessary to comply with this requirement.

Certain U.S. Federal Income Tax Consequences if the Distribution Were Taxable

An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or any court. If the IRS were to assert successfully that the distribution was taxable, the above consequences would not apply and both Cendant and holders of Cendant common stock who received shares of our common stock in the distribution could be subject to tax, as described below. In addition, future events that may or may not be within Cendant’s or our control, including extraordinary purchases of Cendant common stock or our common stock, could cause the distribution not to qualify as tax free to Cendant and/or holders of Cendant common stock. Depending on the circumstances, we may be required to indemnify Cendant for some or all of the taxes and losses resulting from the distribution and certain related transactions not qualifying as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. See “Certain Relationships and Related Party Transactions—Agreements with Cendant, Realogy and Travelport—Tax Sharing Agreement.”

If the distribution were to fail to qualify as a reorganization, then:

•	Cendant would recognize gain in an amount equal to the excess of the fair market value of Wyndham Worldwide common stock on the date of the distribution distributed to Cendant stockholders (including any fractional shares sold on behalf of the stockholder) over Cendant’s adjusted tax basis in our stock;

•	each Cendant stockholder who received Wyndham Worldwide common stock in the distribution would be treated as having received a taxable distribution in an amount equal to the fair market value of such stock (including any fractional shares sold on behalf of the stockholder) on the distribution date. That distribution would be taxable to the stockholder as a dividend to the extent of Cendant’s current and accumulated earnings and profits. Any amount that exceeded Cendant’s earnings and profits would be treated first as a non-taxable return of capital to the extent of the Cendant stockholder’s tax basis in its Cendant common stock with any remaining amounts being taxed as capital gain;

•	certain stockholders would be subject to additional special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends; and

•	a stockholder’s tax basis in Wyndham Worldwide common stock received generally would equal the fair market value of Wyndham Worldwide common stock on the distribution date, and the holding period for that stock would begin the day after the distribution date. The holding period for the stockholder’s Cendant common stock would not be affected by the fact that the distribution was taxable.

Even if the distribution, together with certain related transactions, otherwise qualifies as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, it could be taxable to Cendant under Section 355(e) of the Code if one or more persons were to acquire directly or indirectly stock representing a 50% or greater interest by vote or value, in Cendant or us during the four-year period beginning on the date which is two years before the date of the distribution, as part of a plan or series of related transactions that includes the distribution. If such an acquisition of our stock or Cendant’s stock were to trigger the application of Section 355(e), Cendant would recognize taxable gain as described above, but the distribution would be tax-free to each Cendant stockholder.

In connection with the distribution, we, Cendant and the other separated companies will enter into a Tax Sharing Agreement pursuant to which we and the other separated companies each will agree to be responsible for certain liabilities and obligations following the distribution. Our indemnification obligations will include a covenant to indemnify Cendant for any losses that it and its subsidiaries incur as a result of any action, misrepresentation or omission by us or one of our subsidiaries that causes the distribution of our common stock by Cendant to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)D and 355 of the Code. We also will be responsible for 37.5% (or 30% if the sale of Travelport is not completed) of any taxes resulting from the failure of the distribution, together with certain related transactions, to qualify as such a reorganization for U.S. federal income tax purposes, which failure is not due to the actions, misrepresentations or omissions of us, any of the other separated companies or our respective subsidiaries. In addition, even if we were not contractually required to indemnify Cendant for tax liabilities if the distribution, together with certain related transactions, were to fail to qualify as such a reorganization for U.S. federal income tax purposes, we nonetheless could be legally liable under applicable tax law for such liabilities if Cendant were to fail to pay them. See “Certain Relationships and Related Party Transactions—Agreements with Cendant Corporation, Realogy and Travelport—Tax Sharing Agreement” for a more detailed discussion of the Tax Sharing Agreement between Cendant and us.

The foregoing is a summary of certain U.S. federal income tax consequences of the distribution under current law and is for general information only. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of stockholders. Each Cendant stockholder should consult its tax advisor as to the particular tax consequences of the distribution to such stockholder, including the application of U.S. federal, state, local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

Market for Common Stock

There is currently no public market for our common stock. A condition to the distribution is the listing on the NYSE of our common stock. We have applied to list our common stock on the NYSE under the symbol “WYN.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, there will be two markets in Cendant common stock: a “regular-way” market and an “ex-distribution” market. Shares of Cendant common stock that trade on the regular way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Cendant common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Wyndham Worldwide common stock in the distribution. If you own shares of Cendant common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Cendant common stock.

Furthermore, beginning on or shortly before the record date and continuing up to and including through the distribution date, there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of our common stock that will be distributed to Cendant stockholders on the distribution date. If you owned shares of Cendant common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the shares of Cendant common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when issued” trading with respect to our common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on [                    ], 2006, the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by Cendant:

•	the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement is in effect;

•	all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution shall have been received;

•	Cendant shall have received a legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that the distribution, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code;

•	our entry into various new debt facilities with a syndicate of financial institutions, as described in “Description of Material Indebtedness”;

•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance;

•	the Cendant Board shall have received an opinion from Duff & Phelps to the effect that we and Cendant each will be solvent and adequately capitalized immediately after the distribution and that Cendant has sufficient surplus under Delaware law to declare the dividend of Wyndham Worldwide common stock;

•	the Cendant Board shall have received an opinion from Evercore to the effect that, as of the date of such opinion, the distribution is fair, from a financial point of view, to the stockholders of Cendant;

•	all material government approvals and other consents necessary to consummate the distribution shall have been received;

•	certain of our and our subsidiaries’ credit facilities shall have been amended to permit our separation from Cendant; and

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

The fulfillment of the foregoing conditions does not create any obligation on Cendant’s part to effect the distribution, and the Cendant Board has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. Cendant has the right not to complete the distribution if, at any time, the Cendant Board determines, in its sole discretion, that the distribution is not in the best interests of Cendant or its stockholders or that market conditions are such that it is not advisable to separate the Hospitality Services (including Timeshare Resorts) businesses from Cendant.

Reasons for the Separation

The Cendant Board regularly reviews the various businesses that Cendant conducts to ensure that Cendant’s resources are properly being put to use in a manner that is in the best interests of Cendant and its stockholders. Over the last several years, Cendant has achieved increased revenues and earnings. During that time, however, Cendant has found that any real or perceived negative issue at any one of its business units has usually obscured the performance of Cendant as a whole. To this end, the Cendant Board evaluated a number of strategic alternatives to increase value and concluded that a separation would be the most feasible and the most financially attractive approach. The Cendant Board believes that creating independent, focused companies and selling Travelport is the best way to unlock the full value of Cendant’s businesses in both the short and long terms. There will be one company for each of Cendant’s Hospitality Services (including Timeshare Resorts), Real Estate Services and Vehicle Rental businesses (and Travel Distribution Services if Travelport is not sold).

Cendant believes that the separation of its businesses provides each separated company, including us, with certain opportunities and benefits. The following are some of the opportunities and benefits that the Cendant Board considered in preliminarily approving the separation:

•	Although there can be no assurance, Cendant believes that over time following the separation, the common stock of the publicly traded companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if Cendant were to remain under its current configuration. The Cendant Board believes that such value increase in the common stock should enhance the value of equity-based compensation for each publicly traded company’s employees and should permit each publicly traded company to effect future acquisitions with such common stock in a manner that preserves capital with less dilution of the existing stockholders’ interests than would occur by issuing pre-distribution Cendant common stock, in each case resulting in a real and substantial benefit for the companies.

•	The separation will allow the management of each separated company to design and implement corporate policies and strategies that are based primarily on the business characteristics of that company and to concentrate its financial resources wholly on its own operations.

•	Each separated company will maintain a sharper focus on its core business and growth opportunities, which will allow each separated company to be better able to make the changes to its business necessary for each such company to respond to developments in the industry in which each company operates. In addition, after the separation, the businesses within each company will no longer need to compete internally for capital with businesses operating in other industries.

•	Each separated company will have a capital structure designed to meet its needs. As an independent, publicly traded company, our capital structure is expected to facilitate the acquisitions (including, possibly, acquisitions using Wyndham Worldwide common stock as currency), joint ventures, partnerships and internal expansion that are important for us to remain competitive in our industry. Cendant believes that our stock should be an attractive acquisition currency for the typical seller of a business to us. Cendant believes that this should provide Wyndham Worldwide with the ability to finance acquisitions with equity in a manner that preserves capital with less dilution of its stockholders’ interests than would occur by issuing pre-distribution Cendant common stock.

•	The separation will provide investors with three (or four if Travelport is not sold) investment options that may be more attractive to investors than the investment option of one combined company and will provide investors with the opportunity to invest in each of the publicly traded companies individually. The Cendant Board believes that certain investors may want to invest only in companies that are focused on only one industry and that the demand for the publicly traded companies by such investors may increase the demand for each company’s shares relative to the demand for Cendant’s shares. The separation is intended to reduce the complexities surrounding investor understanding and give current investors in Cendant the ability to choose how to diversify their Cendant holdings.

•	The separation will permit the creation of equity securities, including options and restricted stock units, for each of the publicly traded companies with a value that is expected to reflect more closely the efforts and performance of each company’s management. Such equity securities should enable each publicly traded company to provide incentive compensation arrangements for its key employees that are directly related to the market performance of each company’s common stock, and Cendant believes such equity-based compensation arrangements should provide enhanced incentives for performance and improve the ability for each company to attract, retain and motivate qualified personnel.

The Cendant Board considered a number of other potentially negative factors in evaluating the separation, including the decreased capital available for investment, the loss of synergies from operating as one company, potential disruptions to the businesses as a result of the separation, the potential impact of the separation on the anticipated credit ratings of the separated companies, risks associated with refinancing Cendant’s debt, risks of being unable to achieve the benefits expected to be achieved by the separation and the reaction of Cendant stockholders to the separation, the risk that the plan of execution might not be completed and the one-time and on-going costs of the separation. The Cendant Board concluded that the potential benefits of the separation outweighed these factors.

In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, the Cendant Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the Cendant Board likely may have given different weights to different factors.

The Cendant Board has received an opinion from Evercore to the effect that, as of the date of such opinion, the distribution of the shares of Wyndham Worldwide common stock is fair, from a financial point of view, to the stockholders of Cendant. In addition, the Cendant Board also has received an opinion from Duff & Phelps to the effect that Wyndham Worldwide and Cendant each will be solvent and adequately capitalized immediately after the distribution and that Cendant has sufficient surplus under Delaware law to declare the dividends of Wyndham Worldwide and Realogy common stock.

Opinion of Evercore Group L.L.C.

On June 26, 2006, Evercore delivered its oral opinion to the Cendant Board, which opinion was subsequently confirmed in writing, that the distribution of the shares of Wyndham Worldwide common stock to the holders of shares of Cendant common stock was fair, from a financial point of view, to such holders. Evercore provided the fairness opinion for the information and assistance of the Cendant Board in connection with the Board’s consideration of whether to declare the distribution. In determining its conclusion of fairness, Evercore evaluated the merits of the distribution relative to the alternative of preserving the status quo. The fairness opinion does not constitute a recommendation to any Cendant stockholder as to how such holder should respond to the distribution and therefore does not constitute a recommendation as to whether such holder should hold or sell shares of Cendant common stock or shares of Wyndham Worldwide common stock. A copy of the fairness opinion that Evercore delivered to the Cendant Board is attached to this information statement as Annex A. Stockholders are encouraged to read the opinion in its entirety. The following is a summary of Evercore’s opinion and the methodology that Evercore used to render its opinion.

For purposes of the fairness opinion and the analyses underlying the fairness opinion, Evercore assumed and relied upon, without assuming any responsibility for independent verification of, the accuracy and completeness of publicly available information and of the information supplied or otherwise made available to, discussed with or reviewed by Evercore. To enable Evercore to perform the analyses underlying the fairness opinion, members of Cendant’s management provided Evercore with certain financial projections (including Cendant’s outlook with respect to the long-term growth prospects of Cendant’s businesses) relating to Cendant and Wyndham Worldwide. Evercore assumed that the financial projections were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the future competitive, operating and regulatory environments and financial performances of Cendant and Wyndham Worldwide. Additionally, Evercore relied upon the assessments of Cendant’s management with respect to the business, operational and strategic risks, incremental costs and incremental cost savings arising from the distribution.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Cendant or any of its subsidiaries, and Evercore was not furnished with any such valuations or appraisals. In addition, Evercore did not evaluate the solvency or fair value of Cendant or any of its subsidiaries or of Wyndham Worldwide or any of its subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. For the purposes of its analyses, Evercore assumed that the distribution, together with certain related transactions, would qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code and, accordingly, that, for U.S. federal income tax purposes: (x) no income, gain or loss would be recognized by Cendant stockholders as a result of the receipt of Wyndham Worldwide common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of Wyndham Worldwide common stock and (y) no gain or loss would be recognized by Cendant or Wyndham Worldwide upon the distribution of Wyndham Worldwide common stock and no amount would be includible in the income of Wyndham Worldwide or Cendant as a result of the distribution and certain related transactions other than taxes arising out of internal restructuring transactions undertaken in connection with the separation and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by Cendant under Treasury regulations relating to consolidated federal income tax returns which were assumed to be not in excess of the aggregate amounts estimated by the management of Cendant and provided to Evercore in connection with its analysis. Evercore assumed that all necessary governmental and regulatory and other approvals or consents (contractual or otherwise) for the distribution had been or would be timely obtained or made and that no restrictions would be imposed or costs incurred (other than costs in the amounts estimated by management of Cendant and provided to Evercore in connection with its analysis) that would have an adverse effect on Cendant and its subsidiaries or on Wyndham Worldwide and its subsidiaries following the distribution. Evercore further assumed that the distribution would comply with all applicable U.S. federal and state laws and foreign laws, including, without limitation, laws relating to the payment of dividends, bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer and other similar laws affecting the rights of creditors. Evercore is not a legal, regulatory, accounting or tax expert. Evercore assumed the accuracy and completeness of assessments by Cendant and its advisors with respect to legal, regulatory, accounting and tax matters.

Evercore was not authorized to solicit, and did not solicit, any proposals from any third parties for the acquisition of Cendant or Wyndham Worldwide, and Evercore did not make any determination as to whether any such proposals could be obtained if solicited. Other than the alternative of preserving the status quo, Evercore did not consider and therefore Evercore’s fairness opinion does not address the relative merits of the distribution as compared to other business strategies that might have been available to Cendant and the underlying business decision of Cendant to proceed with the distribution.

Evercore’s fairness opinion does not express any view as to the prices at which the shares of Cendant common stock or the shares of Wyndham Worldwide common stock will trade following the distribution. The actual values of and prices at which the shares of Cendant common stock and the shares of Wyndham Worldwide common stock will trade following the distribution will depend on a variety of factors including, without limitation, prevailing interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the prices of securities. Evercore’s fairness opinion does not address whether the aggregate market value of the outstanding shares of Cendant common stock and the outstanding shares of Wyndham Worldwide common stock following the distribution will exceed the aggregate market value of the outstanding shares of Cendant common stock at any time prior to the distribution or the aggregate market value of the outstanding shares of Cendant common stock in the absence of the distribution. The shares of Cendant common stock and the shares of Wyndham Worldwide common stock may, after the distribution, initially trade at prices below those at which they would trade on a fully distributed basis.

Evercore’s fairness opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Evercore as of, the date of delivery of the fairness opinion. It should be understood that subsequent developments may affect Evercore’s fairness opinion and that Evercore does not have any obligation to update, revise or reaffirm its fairness opinion.

In arriving at its opinion, Evercore has, among other things (i) reviewed certain publicly available business and financial information relating to Cendant and Wyndham Worldwide that it deemed to be relevant; (ii) reviewed certain internal financial statements and other non-public financial and operating data relating to Cendant and Wyndham Worldwide that were prepared and furnished to Evercore by the management of Cendant; (iii) reviewed certain financial projections relating to Cendant and Wyndham Worldwide that were provided by and approved for use in connection with Evercore’s opinion by the management of Cendant; (iv) discussed the past and current operations, financial projections and current financial condition of Cendant and Wyndham Worldwide with the management of Cendant; (v) compared certain financial information for Cendant and Wyndham Worldwide with similar information for other relevant companies the securities of which are publicly traded; (vi) reviewed the financial terms of certain publicly available transactions that Evercore deemed comparable to the distribution; (vii) reviewed the historical market prices and trading activity for the shares of Cendant common stock; (viii) reviewed the contemplated allocation of indebtedness and other liabilities to Cendant and Wyndham Worldwide following the distribution (including the potential allocation of proceeds arising from a sale of Travelport); (ix) reviewed a draft of the Form 10 registration statement filed by Wyndham Worldwide in connection with the distribution in substantially final form and assumed that its final form would not vary in any respect material to Evercore’s analysis; and (x) performed other examinations and analyses and considered other factors that Evercore deemed appropriate.

Set forth below is a summary of the material information and analyses presented by Evercore to the Cendant Board in connection with rendering Evercore’s opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order in which the analyses are described and the results of these analyses do not represent the relative importance of or weight given to these analyses by Evercore. Except as otherwise noted, Evercore’s analyses were based on market data as it existed on or before June 21, 2006, and are not necessarily indicative of current market conditions.

In connection with the delivery of its opinion, Evercore reviewed the stock price performance of Cendant common stock as compared to that of the S&P 500 index over the last five years. This analysis demonstrated that both Cendant and Cendant including the value received by Cendant stockholders in the spin-off of PHH Corporation have underperformed the S&P 500 index over the last one-, two-, three-, four- and five-year time periods. Evercore also reviewed the historical forward price / earnings multiple of Cendant common stock as compared to that of the S&P 500 index since 2001, and noted that Cendant has been valued at a discount to this index throughout the timeframe under consideration.

Evercore also analyzed the enterprise value / 2006 EBITDA multiples and the price / 2006 earnings multiples for selected publicly-traded companies that participate in the same industries as Wyndham Worldwide, Realogy, Travelport and Avis Budget Group. Evercore calculated the mean and median for the selected companies underlying each of the different industry groupings. Evercore noted that the mean P/E multiples for each of the underlying industry groupings were higher than Cendant’s P/E multiple. Evercore also noted that the mean enterprise value to EBITDA multiples were higher for three of the four industry groupings than Cendant’s comparable multiple, and that Dollar Thrifty Group, the only selected industry participant for Avis Budget, had a lower enterprise value to EBITDA multiple than Cendant. Evercore also compared selected Wall Street research analyst estimates for the sum-of-the-parts value for Cendant common stock to Cendant’s current share price, and noted that each of the analysts have sum-of-the-parts values that were in excess of the current stock price.

Evercore also estimated the sum-of-the-parts value for Cendant common stock. This analysis included an estimate of the values for each of Wyndham Worldwide, Realogy, Travelport and Avis Budget Group, in each case assuming, among other things, that such securities were fully and widely distributed among investors and subject only to normal trading activity. This analysis was based on enterprise value / 2006 EBITDA multiples and 2006 EBITDA estimates for Wyndham Worldwide, Realogy and Travelport, and a price / 2006 earnings multiple and 2006 net income estimate for Avis Budget Group. The analysis generally indicated that the sum-of-the-parts value was greater than the current market value for Cendant common stock.

Evercore also reviewed selected Wall Street research analyst commentary relating to the separation plan that has been published subsequent to the announcement of the plan. Additionally, Evercore compared the enterprise value / 2006 EBITDA multiple and the price / 2006 earnings multiple for Cendant using the stock price and financial projection estimates as of the day prior to the announcement of the separation plan (October 21, 2005), to the same multiples using the current stock price and current financial projection estimates. This analysis demonstrated that these valuation multiples for Cendant were higher in the current time period than prior to the announcement of the separation plan.

In addition, Evercore reviewed the 2006 revenue and EBITDA contribution by business unit for Cendant under its current configuration as compared to Cendant pro forma for the distribution and noted that Wyndham Worldwide would be expected to contribute approximately 19% of 2006 revenue and 29% of 2006 EBITDA if Cendant were to remain under its current configuration. Evercore also analyzed the leverage profile and estimated interest expense of Cendant as compared to Wyndham Worldwide, Realogy, Travelport and Avis Budget Group on standalone bases and in the aggregate and noted that the estimated 2006 interest expense costs for the standalone companies in aggregate are expected to be higher than for Cendant under its current configuration. Evercore also reviewed the proposed allocation of contingent and other corporate liabilities as part of the separation plan among Wyndham Worldwide, Realogy, Travelport and Avis Budget Group. Additionally, Evercore reviewed the recurring corporate overhead costs for Cendant under its current configuration as compared to that of the aggregate for Wyndham Worldwide, Realogy, Travelport and Avis Budget Group on standalone bases and noted that the expected costs for the standalone companies in aggregate are not materially higher than for Cendant under its current configuration. Evercore also reviewed the estimated non-recurring costs relating to the separation plan, which are expected to be approximately $1,100 million excluding approximately $100 million of accrued interest costs.

Evercore also compared Wyndham Worldwide’s 2006 revenue, 2006 EBITDA, 2006 EBITDA margin and 2003-2005 EBITDA growth rates to the same statistics for the median of the S&P 500 index and selected publicly-traded companies that participate in the same industry as Wyndham Worldwide and noted that Wyndham Worldwide, as compared to the selected industry participants, generally has lower 2006 revenue and 2006 EBITDA, has similar 2006 EBITDA margins, and has similar 2003-2005 revenue and EBITDA growth rates. Evercore also compared the trading multiples for the median of the S&P 500 index to selected publicly-traded companies that participate in the same industry as Wyndham Worldwide, and noted that the selected industry participants trade at higher multiples, on average, than the S&P 500 index with respect to enterprise value / 2006 EBITDA, and price / 2006 earnings.

Evercore also performed an analysis of selected spin-off transactions, none of which were deemed directly comparable to the distribution. The analysis included all transactions where (i) the spin-off was announced after January 1, 2000, (ii) the spun-off company had an equity value greater than $1 billion, and (iii) 100% of the stock of the spun-off company was distributed in the transaction. Cendant’s spin-off of PHH Corporation was one of the transactions considered in this analysis. The analysis generally indicated that the parent company common stock price outperformed the S&P 500 index, on average, on the day of announcement and for the period between announcement and the day of the spin-off, relative to the parent company common stock price prior to the announcement of the transaction. The analysis also generally indicated that the parent company common stock price and the fractional share of the spun-off company common stock price reflecting the spin-off ratio generally outperformed the S&P 500 index, on average, over the one month-, three month-, six month- and 12 month- periods following date of the spin-off, relative to the parent company common stock price prior to the announcement of the transaction. Evercore also noted that Cendant, and Cendant including the fractional share in PHH Corporation, underperformed the S&P 500 index throughout the measurement period.

As part of the precedent spin-off analysis, Evercore also reviewed the results of selected academic and Wall Street research analyst studies on the share price performance of both parent company common stock and spun-off company common stock over certain periods of time. These studies generally indicated, among other things, that the mean stock price performance of the parent company common stock and the spun-off company common stock outperformed selected control groups.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. No company utilized in Evercore’s analysis as a comparison is directly comparable to Cendant or Wyndham Worldwide, and no precedent transaction is directly comparable to the distribution or the separation plan. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses performed and did not attribute any particular weight to any factor or analysis considered by it. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses.

Cendant engaged Evercore to act as a financial advisor to the Cendant Board in connection with the distribution of shares of Wyndham Worldwide common stock to holders of Cendant common stock based on Evercore’s qualifications, experience and reputation and Evercore’s knowledge of Cendant’s businesses. In addition, Evercore has been engaged by Cendant as an adviser in connection with other parts of the separation plan and the potential sale of Travelport. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

The Evercore engagement letter with Cendant provides that, for its services, Evercore is entitled to receive from Cendant a fee of $14.5 million payable in three equal installments, each of which is payable upon the consummation of a distribution contemplated by the separation plan or, in the event that Travelport is sold rather than distributed, upon the closing of such sale. Evercore will also receive a fee, the amount of which is not yet determined, which will replace the fee. In 2005, Evercore received a $500,000 retainer fee from Cendant in connection with its engagement for this transaction. The engagement letter also provides that Evercore will be reimbursed for its reasonable expenses and be indemnified against certain liabilities arising out of Evercore’s engagement.

Opinion of Duff & Phelps, LLC

Duff & Phelps, LLC was engaged by Cendant to provide to the Cendant Board a written opinion as to the sufficiency of the surplus of Cendant under Delaware law to make the distributions of Wyndham Worldwide common stock and Realogy common stock and as to the solvency and capitalization of each of Cendant, Wyndham Worldwide and Realogy after giving effect to the distributions. On October 23, 2005, Duff & Phelps made a presentation to the Cendant Board summarizing its preliminary conclusions, based on information available to Duff & Phelps as of October 23, 2005, with respect to the solvency and capitalization of each of Cendant, Wyndham Worldwide and Realogy and with respect to the surplus of Cendant. On June 26, 2006, Duff & Phelps made a definitive presentation to the Cendant Board and delivered a written opinion to the Cendant Board to the effect that:

(1)	Immediately prior to the distributions, Cendant would have adequate surplus under Delaware General Corporation Law to effect the distributions, and

(2)	After giving effect to the distributions, Cendant, Wyndham Worldwide and Realogy would be solvent and adequately capitalized.

Duff & Phelps’ opinion is attached to this information statement as Annex B. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps in connection with the opinion. You should read the opinion carefully and in its entirety. Duff & Phelps’ opinion was delivered for the benefit of Cendant, Wyndham Worldwide and Realogy and their respective boards of directors.

In preparing its opinion, Duff & Phelps undertook a number of investigations and analyses that it deemed appropriate, including meetings with senior management regarding the history, current operations, future outlook and “contingent and other liabilities” of each of Cendant, Wyndham Worldwide and Realogy; analyses of financial, market and transaction information on public companies deemed comparable to each of Cendant, Wyndham Worldwide and Realogy and on transactions deemed comparable to the separation of each of Wyndham Worldwide and Realogy from Cendant; and a review of industry information and trends germane to each of Cendant’s and Wyndham Worldwide’s businesses. In addition, in preparing its opinion, Duff & Phelps reviewed Cendant’s annual reports, filings with the SEC and audited and unaudited historical financial statements; certain internally prepared financial reports, including financial projections for Cendant, Wyndham Worldwide and Realogy; and presentations delivered to the Cendant Board by certain of Cendant’s other financial advisors.

Duff & Phelps noted that its opinion was based on discussions with management of Cendant and Cendant’s Hospitality Services (including Timeshare Resorts) and Real Estate Services businesses and on market conditions and the operating performance and financial condition of each of Cendant and Cendant’s Hospitality Services (including Timeshare Resorts) and Real Estate Services businesses as such market conditions, operating performance and financial condition existed as of June 26, 2006. Duff & Phelps relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with Duff & Phelps or reviewed by Duff & Phelps and assumed such accuracy and completeness for purposes of expressing its opinion. In that regard, Duff & Phelps assumed with Cendant’s consent, that certain internal analyses and forecasts for Cendant and Cendant’s Hospitality Services (including Timeshare Resorts) and Real Estate Services businesses prepared by management of Cendant and Cendant’s Hospitality Services (including Timeshare Resorts) and Real Estate Services businesses have been prepared on a basis reflecting the best currently available estimates and judgments of Cendant and Cendant’s Hospitality Services (including Timeshare Resorts) and Real Estate Services businesses. Duff & Phelps noted that nothing has come to its attention in the course of its engagement by the Cendant Board which would lead Duff & Phelps to believe that any information provided to Duff & Phelps or assumptions made by Duff & Phelps are insufficient or inaccurate in any material respect or that it is unreasonable for Duff & Phelps to use and rely upon such information or make such assumptions. Duff & Phelps also noted that it did not make an independent evaluation or appraisal of the assets and liabilities, including “contingent and other liabilities,” of Cendant and Cendant’s Hospitality Services (including Timeshare Resorts) and Real Estate Services businesses and Duff & Phelps was not furnished with any such evaluation or appraisal.

Cendant specifically requested that Duff & Phelps determine whether, as of the date of the distributions and after giving effect to the distributions:

(1)	The “fair saleable value” of the assets of each of Cendant, Wyndham Worldwide and Realogy, as applicable, exceeds the sum of its respective liabilities, including all contingent and other liabilities;

(2)	The “present fair saleable value” of the assets of each of Cendant, Wyndham Worldwide and Realogy, as applicable, exceeds the amount that will be required to pay its respective probable liabilities, including all contingent and other liabilities, on its respective existing debts as such debts become absolute and matured;

(3)	Each of Cendant, Wyndham Worldwide and Realogy, as applicable, will not have an unreasonably small amount of capital for the respective businesses in which it is engaged or is proposed to be engaged following the distribution, based on discussions with management of Cendant, Wyndham Worldwide and Realogy, as applicable;

(4)	Each of Cendant, Wyndham Worldwide and Realogy, as applicable, will be able to pay its respective liabilities, including all “contingent and other liabilities,” as they become absolute and matured;

(5)	The fair saleable value of Cendant’s assets exceeds the value of its liabilities, including all contingent and other liabilities, by an amount that is greater than its stated capital amount (pursuant to Section 154 of the Delaware General Corporation Law); and

(6)	The sum of the assets of each of Cendant, Wyndham Worldwide and Realogy, as applicable, at fair valuation is greater than all its respective debts at fair valuation.

Under Delaware law, distributions may be paid out of surplus, which is defined under Delaware law as the excess, if any, at any given time, of the net assets of the corporation (which is the amount by which total assets exceeds total liabilities) over the amount of the corporation’s capital. For the purposes of preparing its preliminary conclusions and final conclusions, Duff & Phelps defined the following terms and phrases as follows:

•	“Fair saleable value” means the aggregate amount of net consideration (as of the date of Duff & Phelps’ opinion), after giving effect to reasonable costs of sale or taxes, where the probable amount of any such taxes is disclosed to Duff & Phelps by Cendant, that could be expected to be realized from an interested purchaser by a seller, in an arm’s-length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued in its present form and character, and with reasonable promptness, not to exceed one year.

•	“Present fair saleable value” means the aggregate amount of net consideration (as of the date of Duff & Phelps’ opinion) after giving effect to reasonable costs of sale or taxes, where probable amount of any such taxes is disclosed to Duff & Phelps by Cendant, that could be expected to be realized from an interested purchaser by a seller, in an arm’s-length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued in its present form and character, and with reasonable promptness, not to exceed six months.

•	“Liabilities, including all contingent and other liabilities” has the meanings that are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors.

•	“Contingent and other liabilities” means contingent and other liabilities as either publicly disclosed, set forth in written materials delivered to Duff & Phelps by Cendant, Wyndham Worldwide or Realogy or identified to Duff & Phelps by officers or representatives of Cendant, Wyndham Worldwide or Realogy.

•	“Not have an unreasonably small amount of capital for the respective businesses in which it is engaged or is proposed to be engaged” and “able to pay its respective liabilities, including all ‘contingent and other liabilities,’ as they mature” means that Cendant, Wyndham Worldwide or Realogy, as applicable, will be able to generate enough cash from operations, planned asset dispositions, refinancing or a combination thereof to meet its respective obligations (including all contingent and other liabilities) as they become due.

For the purposes of preparing its opinion, Duff & Phelps conducted “balance sheet tests” to determine whether, as of the date of the distributions and after giving effect to the distributions, (i) the fair saleable value and the present fair saleable value, as applicable, of the assets of each of Cendant, Wyndham Worldwide and Realogy would exceed, as applicable, the sum of the respective liabilities, including all contingent and other liabilities, or the amount that would be required to pay its respective probable liabilities, including all contingent and other liabilities, on the respective existing debt of each of Cendant, Wyndham Worldwide and Realogy as such liabilities become absolute and matured; (ii) the sum of the assets of each of Cendant, Wyndham Worldwide and Realogy, as applicable, at fair valuation would be greater than the respective expected debts of each of Cendant, Wyndham Worldwide and Realogy at fair valuation; and (iii) the fair saleable value of the assets of Cendant would exceed the value of its liabilities, including all contingent and other liabilities, by an amount that is greater than its stated capital amount pursuant to Section 154 of the Delaware General Corporation Law. Duff & Phelps has tailored the balance sheet tests so as to enable Duff & Phelps to reach a conclusion with respect to each of the determinations that Duff & Phelps has been requested to make. As the first part of a balance sheet test, Duff & Phelps used various methodologies, including a discounted cash flow analysis and an analysis of the trading multiples for comparable, public companies and companies involved in merger and acquisition transactions, to estimate the enterprise values of each of Cendant, Wyndham Worldwide and Realogy, as applicable. As the second part of a balance sheet test, Duff & Phelps compared the enterprise values of each of Cendant, Wyndham Worldwide and Realogy, as applicable, to the respective liabilities, including all contingent and other liabilities, expected to be allocated to each of Cendant, Wyndham Worldwide and Realogy, as applicable. As part of its opinion, Duff & Phelps determined that, based on information available to it on June 26, 2006, as of the date of the distributions and after giving effect to the distributions on the terms described to Duff & Phelps, each of Cendant, Wyndham Worldwide and Realogy, as applicable, would pass the balance sheet tests.

For the purposes of preparing its opinion, Duff & Phelps conducted “capital adequacy tests” to determine whether, after giving effect to the distributions, each of Cendant, Wyndham Worldwide and Realogy, as applicable, would not have an unreasonably small amount of capital for the respective businesses in which it is engaged or is proposed to be engaged following the consummation of the distributions, based on discussions with management of Cendant, Wyndham Worldwide or Realogy, as applicable. The capital adequacy test involves the analysis of detailed cash flow projections for each of Cendant, Wyndham Worldwide and Realogy and an analysis of the respective debt capacities and abilities to access the capital markets of each of Cendant, Wyndham Worldwide and Realogy to estimate current and projected sources of capital to operate its respective businesses and an analysis of current and projected capital needs of each of Cendant, Wyndham Worldwide and Realogy. As part of the capital adequacy test, Duff & Phelps compared the ability of each of Cendant, Wyndham Worldwide and Realogy to satisfy its respective current and projected, as applicable, capital needs from its respective current and projected, as applicable, capital sources. Duff & Phelps also compared the respective current and projected, as applicable, capital needs of each of Cendant, Wyndham Worldwide and Realogy to the capital needs of similar publicly traded companies.

For the purposes of preparing its opinion, Duff & Phelps conducted “cash flow tests” to determine whether, after giving effect to the distributions, each of Cendant, Wyndham Worldwide and Realogy would be able to pay its respective liabilities, including all contingent and other liabilities, as they become absolute and matured. As part of the cash flow tests, Duff & Phelps analyzed detailed cash flow projections of the payment of liabilities, including all contingent and other liabilities, by each of Cendant, Wyndham Worldwide and Realogy and analyzed the ability of each of Cendant, Wyndham Worldwide and Realogy to produce free cash flow, sell assets and access the capital markets to meet its respective liabilities. In addition, Duff & Phelps analyzed various cash flow coverage ratios based on the projections.

As part of both the cash flow and capital adequacy tests, Duff & Phelps conducted sensitivity analyses using financial assumptions that represent reasonable downside scenarios versus the base case financial assumptions that Duff & Phelps analyzed. Duff & Phelps compared the assumptions under these sensitivity analyses to company-specific or industry performance metrics under historical industry “shocks” or economic downturns. Based on these analyses, Duff & Phelps assessed the ability of each of Cendant, Wyndham Worldwide and Realogy to weather a future industry shock or economic downturn. As part of its opinion, Duff & Phelps concluded that, based on information available to Duff & Phelps on June 26, 2006, it is highly likely each of Cendant, Wyndham Worldwide and Realogy could weather a disruption or downturn in its respective businesses.

As part of its opinion, Duff & Phelps determined that, based on information available to it on June 26, 2006, after giving effect to the distributions on the terms described to Duff & Phelps, each of Cendant, Wyndham Worldwide and Realogy would pass the capital adequacy and cash flow tests.

The preparation of an opinion of the type described above is a complex process and is not necessarily susceptible to a summary description. Selecting portions of the summary set forth above, without considering the summary as a whole, could create an incomplete view of the processes underlying Duff & Phelps’ opinion. In addition, analyses underlying opinions of the type described above are based upon forecasts of future results and therefore are not necessarily indicative of actual future results or financial condition. Because such analyses, which are based upon numerous factors or events beyond the control of the parties or their respective advisors, are inherently subject to uncertainty, none of Cendant, Wyndham Worldwide, Realogy or Duff & Phelps or any other person assumes responsibility if future results or financial condition are different from those forecast.

Cendant selected Duff & Phelps to advise the Cendant Board on the above-described matters because Duff & Phelps is a nationally recognized, independent financial advisory firm that has substantial experience in providing fairness and solvency opinions in connection with transactions similar to the distributions.

Duff & Phelps has provided certain financial advisory services to Cendant and its affiliates from time to time in connection with certain financial reporting requirements for which services Duff & Phelps has received compensation. During the past two years, Cendant paid Duff & Phelps $507,000 (which excludes any amounts paid in connection with the separation as described below) for these services. Duff & Phelps also may provide certain services to Cendant, Wyndham Worldwide, Realogy and their respective affiliates in the future for which services Duff & Phelps expects to receive compensation.

The Duff & Phelps engagement letter with Cendant provides that, for its services, Duff & Phelps is entitled to receive from Cendant a fee of $1.2 million due and payable as follows: $200,000 upon execution of the engagement letter, $400,000 on October 31, 2005 and an aggregate of $600,000 (in three equal installments) upon notice that Duff & Phelps is prepared to deliver its respective opinions in connection with our distribution and the distributions of Realogy and Travelport (or, in the event of a sale of Travelport, upon the closing of such sale). The engagement letter also provides that Duff & Phelps be reimbursed for its reasonable out-of-pocket expenses and be indemnified against various liabilities.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Cendant stockholders who are entitled to receive shares of Wyndham Worldwide common stock in the distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Cendant nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. There can be no assurance that we will continue to pay any dividend if we commence the payment of dividends.

CAPITALIZATION

The following table, which should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined historical financial statements and accompanying notes, included elsewhere in this information statement, sets forth our cash and cash equivalents, secured assets and combined capitalization as of March 31, 2006 on an historical basis and on a pro forma basis after giving effect to the following planned transactions:

•	the contribution to Wyndham Worldwide of all the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of Cendant’s Hospitality Services (including Timeshare Resorts) businesses,

•	the planned distribution of our common stock to Cendant stockholders by Cendant (assuming a five to one distribution ratio) and the related transfer to us of certain corporate assets and liabilities (for which we are expected to assume approximately 30%) from Cendant (including those relating to unresolved tax and legal matters, which may not be resolved for several years),

•	the borrowing arrangements for a total of $2,000 million, of which we intend to draw approximately $1,360 million; we expect to transfer the initial borrowings to Cendant for it to repay the then-outstanding balance of the asset-linked facility and to repay other corporate indebtedness of Cendant,

•	the funding of $11 million of estimated financing costs to be incurred in connection with the above planned borrowings, and

•	estimated liabilities of $31 million to reflect the estimated fair value of guarantees provided to Cendant and affiliates in connection with the separation in excess of our portion of the corporate liabilities allocated to Wyndham Worldwide from Cendant’s balance sheet.

In addition, such financial data also reflects an adjustment eliminating intercompany balances approximating $1,159 million due from Cendant.

The following Separation Pro Forma amounts have been further adjusted to give effect to the following post separation adjustments for the sale of Travelport, which transaction is expected to close following our separation from Cendant:

•	reduction in outstanding borrowings from approximately $1,360 million to approximately $600 million which reflects the application of the proceeds expected to be received by Wyndham Worldwide from Cendant’s sale of Travelport,

•	reduction in debt financing costs of $2 million due to lower anticipated outstanding borrowings,

•	increase in the amount of certain contingent and other corporate liabilities of Cendant being assumed by us, guarantees provided to Cendant and affiliates and estimated incremental costs associated with continuing Cendant costs specific to certain legal matters due to the definitive sale agreement and an increase in the expected assumption rate from 30% to 37.5%, and

•	reduced interest expense as a result of Travelport proceeds being utilized to repay a portion of our borrowings.

The pro forma adjustments are based upon available information and assumptions that we believe are reasonable; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements. The pro forma adjustments do not reflect estimates for any contingent assets and liabilities that we may be entitled to receive upon either positive or negative resolution of certain unresolved matters.

	March 31, 2006
	Historical	Separation Pro Forma	Travelport Sale Pro Forma
	(in millions)
Cash and cash equivalents	$115	$104	$106

Secured assets(a)	$3,240	$1,897	$1,897

Securitized vacation ownership debt	$1,167	$1,167	$1,167

Other debt:
Vacation ownership asset-linked debt	575	—	—
Bank borrowings
Vacation ownership	104	104	104
Vacation rental	66	66	66
Vacation rental capital leases	141	141	141
Other	35	35	35

Revolving credit facility	—	260	260
Term loan	—	300	300
Interim loan facility	—	800	40

Total debt	2,088	2,873	2,113

Total invested equity(b)	5,063	2,826	3,464

Total capitalization	$7,151	$5,699	$5,577

(a)	Represents the portion of vacation ownership contract receivables, other vacation ownership related assets, and other vacation exchange and rental assets that collateralize our outstanding secured obligations. The pro forma amount reflects a reduction associated with the expected repayment of the existing asset-linked facility of Cendant which will result in the corresponding assets no longer being secured.
(b)	The pro forma amount reflects an adjustment primarily related to the elimination of intercompany balances due from Cendant, the expected transfer of funds to Cendant through planned issuances of debt and the assumption of certain Cendant corporate contingent and other liabilities.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents our selected historical combined financial data and operating statistics. The combined statement of income data for the three months ended March 31, 2006 and 2005 and the combined balance sheet data as of March 31, 2006 have been derived from our unaudited combined condensed financial statements, included elsewhere in this information statement. The combined statement of income data for each of the years in the three-year period ended December 31, 2005 and the combined balance sheet data as of December 31, 2005 and 2004 have been derived from our audited combined financial statements, included elsewhere in this information statement. The combined statement of income data for the years ended December 31, 2002 and 2001 and the combined balance sheet data as of December 31, 2003, 2002 and 2001 have been derived from unaudited combined financial statements that are not included in this information statement. Such unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth in this information statement.

The selected historical combined financial data and operating statistics presented below should be read in conjunction with our combined financial statements and accompanying notes and “Management's Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this information statement. Our historical combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations and capitalization as a result of the separation and distribution from Cendant. Refer to “Unaudited Pro Forma Combined Condensed Financial Statements” for a further description of the anticipated changes.

	As of or For the Three Months Ended March 31,		As of or For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
			As Restated	As Restated
			(in millions, except operating statistics)
Statement of Income Data:
Net revenues	$870	795	$3,471	$3,014	$2,652	$2,241	$1,556
Expenses	722	668	2,851	2,414	2,157	1,753	1,236

Operating income	148	127	620	600	495	488	320
Interest expense (income), net	(2)	2	(6)	13	(5)	(22)	(23)

Income before income taxes and minority interest	150	125	626	587	500	510	343
Provision (benefit) for income taxes	57	(5)	195	234	186	189	41
Minority interest, net of tax	—	—	—	4	15	13	—

Income before cumulative effect of accounting change	93	130	431	349	299	308	302
Cumulative effect of accounting change, net of tax	(65)	—	—	—	—	—	—

Net income	$28	$130	$431	$349	$299	$308	$302

Balance Sheet Data:
Secured assets(a)	$3,240		$3,169	$2,811	$1,865	$142	$—
Total assets	9,610		9,167	8,343	7,041	5,509	3,605
Total debt(b)	2,088		2,042	1,768	1,132	168	12
Total invested equity(c)	5,063		5,033	4,679	4,283	3,860	2,569

Operating Statistics:
Lodging
Weighted average rooms(d)	521,000	517,000	519,000	508,200	524,700	543,300	540,300
Number of properties(e)	6,300	6,400	6,300	6,400	6,400	6,500	6,600
RevPAR(f)	$30.45	$25.53	$31.00	$27.55	$25.92	$25.33	$26.81

	As of or For the Three Months Ended March 31,		As of or For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
			As Restated	As Restated
			(in millions, except operating statistics)
Vacation Exchange and Rental
Average number of members(g)	3,292,000	3,148,000	3,209,000	3,054,000	2,948,000	2,885,000	2,736,000
Annual dues and exchange revenue per member(h)	$152.10	$159.12	$135.76	$134.82	$131.13	$124.82	$120.60
Vacation rental transactions(i)	385,000	367,000	1,300,000	1,104,000	882,000	691,000	478,000
Average price per vacation rental(j)	$677.49	$745.17	$690.03	$680.87	$599.25	$488.55	$373.79

Vacation Ownership(k)
Gross vacation ownership interest sales(l) (in millions)	$357	$281	$1,396	$1,254	$1,146	$932	$441
Tours(m)	208,000	195,000	934,000	859,000	925,000	759,000	348,000
Volume Per Guest (VPG)(n)	$1,475	$1,349	$1,368	$1,287	$1,138	$1,158	$1,278

(a)	Represents the portion of vacation ownership contract receivables, other vacation ownership related assets and other vacation exchange and rental assets that collateralize our debt. Refer to Note 6 to the Interim Combined Condensed Financial Statements and Note 12 to the Annual Combined Financial Statements for further information.
(b)	Primarily represents debt related to secured assets.
(c)	Represents Cendant’s net investment (capital contributions and earnings from operations less dividends) in Wyndham Worldwide and accumulated other comprehensive income.
(d)	Represents the weighted average number of hotels rooms available for rental for the year at lodging properties operated under franchise and management agreements.
(e)	Represents the number of lodging properties operated under franchise and management agreements at the end of the year.
(f)	Represents revenue per available room and is calculated by multiplying the percentage of available rooms occupied for the year by the average rate charged for renting a lodging room for one day.
(g)	Represents members of our vacation exchange programs who pay annual membership dues. For additional fees, such participants are entitled to exchange intervals for intervals at other properties affiliated with our vacation exchange business. In addition, certain participants may exchange intervals for other leisure-related products and services.
(h)	Represents total revenues from annual membership dues and exchange fees generated for the year divided by the average number of vacation exchange members during the year.
(i)	Represents the gross number of transactions that are generated in connection with customers booking their vacation rental stays through us. In our European vacation rental businesses, one rental transaction is recorded each time a standard one-week rental is booked; however, in the United States one rental transaction is recorded each time a vacation rental stay is booked, regardless of whether it is less than or more than one week.
(j)	Represents the gross rental price generated from renting vacation properties to customers divided by the number of rental transactions.
(k)	Trendwest Resorts, Inc. was acquired on April 30, 2002 and Fairfield Resorts, Inc. was acquired on April 2, 2001. The results of operations have been included from the acquisition dates forward.
(l)	Represents gross sales of vacation ownership interests, including tele-sales upgrades, which is a component of upgrade sales.
(m)	Represents the number of tours taken by guests in our efforts to sell vacation ownership interests.
(n)	Represents revenue per guest and is calculated by dividing the gross vacation ownership interest sales, excluding tele-sales upgrades, which is a component of upgrade sales, by the number of tours.

In presenting the financial data above in conformity with general accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Critical Accounting Policies,” included elsewhere in this information statement for a detailed discussion of the accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

Between January 1, 2003 and March 31, 2006, we completed a number of acquisitions, the results of operations and financial position of which have been included beginning from the relevant acquisition dates. During this period, our acquisitions included the Wyndham Hotels and Resorts brand, Two Flags Joint Venture LLC, Ramada International, Landal GreenParks, Canvas Holidays Limited and FFD Development Company,

LLC. See Note 3 to the Annual Combined Financial Statements for a more detailed discussion of these acquisitions. In 2002, we acquired Trendwest Resorts, Inc., a marketer and seller of vacation ownership interests for $849 million, which resulted in $687 million of goodwill. In 2001, we acquired Fairfield Resorts, Inc., a marketer and seller of vacation ownership interests for $760 million, which resulted in $524 million of goodwill.

Additionally, on January 1, 2002, we adopted the non-amortization provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Accordingly, our results of operations for 2001 include $39 million of amortization expense related to goodwill and indefinite-lived intangible assets, while our results of operations for the three months ended March 31, 2006 and March 31, 2005 and the years ended December 31, 2005, 2004, 2003 and 2002 do not reflect such amortization.

We incurred restructuring charges of $41 million in 2001, which primarily consisted of various strategic initiatives generally aimed at improving the overall level of organizational efficiency, consolidating and rationalizing existing processes, and reducing cost structures in our lodging and vacation exchange and rental businesses. We incurred charges of $14 million in 2005 as a result of our commitment to various strategic initiatives targeted principally at reducing costs, enhancing organizational efficiency and consolidating and rationalizing existing processes and facilities within our vacation exchange and rental business.

During first quarter 2006, we recorded a non-cash charge of $65 million, after tax, to reflect the cumulative effect of accounting changes as a result of our adoption of SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions” on January 1, 2006. See Note 1 to the Interim Combined Condensed Financial Statements for further details.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Combined Condensed Balance Sheet as of March 31, 2006 and the Unaudited Pro Forma Combined Condensed Statement of Income for the three months ended March 31, 2006 have been derived from our unaudited combined condensed financial statements included elsewhere in this information statement. The Unaudited Pro Forma Combined Condensed Statement of Income for the year ended December 31, 2005 has been derived from our combined financial statements included elsewhere in this information statement.

The following unaudited pro forma financial statements have been adjusted to give effect to the following planned transactions:

•	the contribution to Wyndham Worldwide Corporation of all the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of Cendant’s Hospitality Services (including Timeshare Resorts) businesses,

•	the planned distribution of our common stock to Cendant stockholders by Cendant (assuming a five to one distribution ratio) and the related transfer to us from Cendant of certain corporate assets and liabilities of Cendant (including certain corporate assets and liabilities for which we are expected to assume approximately 30%) (including those relating to unresolved tax and legal matters, which may not be resolved for several years),

•	the borrowing arrangements for a total of $2,000 million, of which we intend to draw approximately $1,360 million; we expect to transfer the initial borrowings to Cendant for it to repay the then-outstanding balance of the asset-linked facility and to repay other corporate indebtedness of Cendant.

•	the funding of $11 million of estimated financing costs to be incurred in connection with the above planned borrowings,

•	estimated incremental costs associated with operating as a separate public company,

•	estimated incremental interest expense associated with the above planned borrowings, which is calculated based upon expected interest rates, and

•	estimated liabilities of $31 million to reflect the estimated fair value of guarantees provided to Cendant and affiliates in connection with the separation in excess of our portion of the corporate liabilities allocated to Wyndham Worldwide from Cendant’s balance sheet.

In addition, such financial data also reflects an adjustment eliminating intercompany balances approximating $1,159 million due from Cendant.

The following unaudited pro forma combined financial statements have been further adjusted to give effect to the following post separation adjustments for the sale of Travelport, which transaction is expected to close following our separation from Cendant:

•	reduction in outstanding borrowings from approximately $1,360 million to approximately $600 million which reflects the application of the proceeds expected to be received by Wyndham Worldwide from Cendant’s sale of Travelport,

•	reduction in debt financing costs of $2 million due to lower anticipated outstanding borrowings,

•	increase in the amount of certain contingent and other corporate liabilities of Cendant being assumed by us, guarantees provided to Cendant and affiliates and estimated incremental costs associated with continuing Cendant costs specific to certain legal matters due to the definitive sale agreement and an increase in the expected assumption rate from 30% to 37.5%, and

•	reduced interest expense as a result of Travelport proceeds being utilized to repay a portion of our borrowings.

The section entitled “The Separation,” included elsewhere in this information statement, provides a more detailed description of the separation of Wyndham Worldwide from Cendant.

The Unaudited Pro Forma Combined Condensed Balance Sheet assumes that the distribution and related transactions occurred on March 31, 2006 and the Unaudited Pro Forma Combined Condensed Statements of Income assume that the distribution and related transactions occurred on January 1, 2005 for the pro forma statement of income presented for the three months ended March 31, 2006 and on January 1, 2005 for the pro forma statement of income presented for the year ended December 31, 2005. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements.

Management believes that the assumptions used to derive the Unaudited Pro Forma Combined Condensed Financial Statements are reasonable given the information available; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements. The Unaudited Pro Forma Combined Condensed Financial Statements have been provided for informational purposes only and are not necessarily indicative of the financial condition or results of future operations or the actual financial condition or results that would have been achieved had the transactions occurred on the dates indicated. These Unaudited Pro Forma Combined Condensed Financial Statements (together with the footnotes thereto) should be read in conjunction with the information provided under the sections entitled “Business,” “Selected Historical Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this information statement and our audited annual and unaudited interim historical combined financial statements and accompanying notes thereto, also included elsewhere in this information statement.

The Unaudited Pro Forma Combined Condensed Statements of Income do not reflect non-recurring pre-tax charges directly related to our separation (which are currently estimated to be in the range of $70 million to $110 million), which will impact net income within the 12 months following our separation, the majority of which will be non-cash. Included within such range is an estimated $50 million to $60 million relating to the acceleration of certain Cendant equity awards.

WYNDHAM WORLDWIDE

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

AS OF MARCH 31, 2006

(in millions)

	Historical As Reported	Separation Adjustments		Separation Pro Forma	Adjustments for Travelport Sale		Travelport Sale Pro Forma
Assets
Current assets:
Cash and cash equivalents	$115	$(11	)(a)	$104	$2	(j)	$106
Trade receivables, net	484	—		484	—		484
Vacation ownership contract receivables, net	230	—		230	—		230
Inventory	497	—		497	—		497
Deferred income taxes	121	103	(b)	224	14	(k)	238
Due from Cendant, net	1,159	(1,159	)(c)	—	—		—
Other current assets	314	5	(d)	319	—		319

Total current assets	2,920	(1,062)		1,858	16		1,874

Long-term vacation ownership contract receivables, net	1,812	—		1,812	—		1,812
Non-current inventory	245	—		245	—		245
Property and equipment, net	760	17	(d)	777	—		777
Goodwill	2,647	—		2,647	—		2,647
Trademarks	585	—		585	—		585
Franchise agreements and other intangibles, net	412	—		412	—		412
Other non-current assets	229	11	(a)	240	(2	)(j)	238

Total assets	$9,610	$(1,034)		$8,576	$14		$8,590

Liabilities and invested equity
Current liabilities:
Current portion of long-term debt:
Securitized vacation ownership debt	$184	$—		$184	—		184
Other	196	—		196	—		196
Accounts payable	368	174	(e)	542	29	(m)	571
Contingent tax liability due to former parent	—	190	(f)	190	78	(l)	268
Deferred income	480	—		480	—		480
Accrued expenses and other current liabilities	456	31	(i)	487	26	(m)	513

Total current liabilities	1,684	395		2,079	133		2,212

Long-term debt:
Securitized vacation ownership debt	983	—		983	—		983
Other	725	785	(g)	1,510	(760	)(n)	750
Deferred income taxes	825	(28	)(b)	797	(7	)(k)	790
Deferred income	265	—		265	—		265
Other non-current liabilities	65	51	(e)	116	10	(n)	126

Total liabilities	4,547	1,203		5,750	(624)		5,126

Total invested equity	5,063	(2,237	)(h)	2,826	638	(o)	3,464

Total liabilities and invested equity	$9,610	$(1,034)		$8,576	$14		$8,590

See Notes to Unaudited Pro Forma Combined Condensed Balance Sheet.

WYNDHAM WORLDWIDE

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

AS OF MARCH 31, 2006

Separation Adjustments

(a)	Represents the funding of estimated fees and costs expected to be incurred with the planned borrowings of approximately $1,360 million of debt.
(b)	Represents incremental net deferred tax assets (assuming a blended tax rate of approximately 38%) associated with the expected transfer of certain Cendant corporate and Realogy assets to, and the expected assumption of certain Cendant contingent and other corporate liabilities by, Wyndham Worldwide upon separation.
(c)	Represents the adjustment eliminating the intercompany balance due from Cendant.
(d)	Represents the expected transfer to us of certain corporate assets to Wyndham Worldwide from Cendant upon separation. The assets primarily comprise shared Cendant equipment and software that is expected to be used exclusively by Wyndham Worldwide employees and leasehold improvements on facilities that are expected to be occupied by Wyndham Worldwide employees subsequent to the separation, as well as approximately 30% of Cendant’s prepaid assets that were established in connection with general business activities and are not directly attributable to a specific Cendant business.
(e)	Represents the assumption of reserves in connection with Cendant contingent and other corporate liabilities for which Wyndham Worldwide has agreed to assume responsibility (representing approximately 30% of certain Cendant contingent corporate liabilities associated with legal matters and approximately 30% of certain of Cendant’s other accrued corporate liabilities that were incurred in connection with general business activities and are not directly attributable to a specific Cendant business as well as other liabilities of Cendant such as a portion of historical worker’s compensation and escheatment liabilities of Cendant). The actual amount that Wyndham Worldwide may be required to pay under this arrangement could vary depending upon the outcome of any unresolved matters, which may not be resolved for several years, and if any party responsible for all or a portion of such liabilities were to default on its obligation to pay certain costs or expenses related to any such liability. The pro forma adjustments do not reflect estimates for any contingent assets and liabilities that we may be entitled to receive upon either positive or negative resolution of certain unresolved matters.
(f)	Represents the assumption of a reserve in connection with certain Cendant tax contingencies for which Wyndham Worldwide has agreed to reimburse Cendant in the event of an adverse outcome (representing approximately 30% of Cendant’s aggregate reserve for unresolved tax matters). The actual amount that Wyndham Worldwide may be required to pay under this arrangement could vary depending upon the outcome of the unresolved tax matters, which may not be resolved for several years, and if any of the other parties responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability. The pro forma adjustments do not reflect estimates for any contingent assets and liabilities that we may be entitled to receive, or for which we may be responsible, upon either positive or negative resolution of certain unresolved matters.
(g)	Represents the amount expected to be transferred to Cendant solely for the purposes of permitting Cendant to repay certain corporate indebtedness of Cendant. This amount is a portion of the total expected borrowings of approximately $1,360 million. The remaining portion of the approximately $1,360 million is expected to be utilized by Cendant to repay outstanding borrowings under the existing asset-linked facility of Cendant relating to certain of our assets, which is included in our historical debt amounts. The planned drawn indebtedness of approximately $1,360 million is expected to be comprised of the following facilities: (i) $800 million under an interim loan facility, which we expect to refinance on a long-term basis as soon as practicable after the separation, (ii) $300 million under a term loan facility and (iii) approximately $260 million under a revolving credit facility. (Note: the total amount of the debt borrowed by Wyndham Worldwide is subject to adjustment as described in “The Separation—Incurrence of Debt,” included elsewhere in this information statement.)

(h)	Represents reductions to total invested equity to reflect the adjustment eliminating $1,159 million of intercompany balances due from Cendant, as described in footnote (c) above and (i) the expected transfer of $785 million to Cendant, which is expected to be funded through the planned borrowings, as described in footnote (h) above, (ii) the assumption of a $190 million reserve in connection with Cendant tax contingencies to be assumed by Wyndham Worldwide, as described in footnote (f) above, (iii) the assumption of $225 million of reserves in connection with other Cendant corporate liabilities to be assumed by Wyndham Worldwide, as described in footnote (f) above, and (iv) the establishment of $31 million of reserves in connection with guarantees extended by Wyndham Worldwide to Cendant and affiliates. These reductions are partially offset by increases to equity to reflect (i) the expected transfer of $22 million of assets to Wyndham Worldwide from Cendant upon separation, as described in footnote (d) above and (ii) $131 million representing the net tax effect of the above pro forma transactions, as described in footnote (b) above.
(i)	Represents the estimated fair value of $31 million for guarantees extended by Wyndham Worldwide to Cendant and affiliates in accordance with the Separation and Distribution Agreement in excess of those liabilities recorded on Cendant’s balance sheet. These guarantees have been recorded in accordance with Financial Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” with the assistance of third-party experts. The guarantees primarily relate to certain contingent litigation liabilities, contingent tax liabilities, deferred compensation arrangements and Cendant contingent and other corporate liabilities.

Travelport Sale Adjustments

(j)	Represents the reduction in debt financing costs due to lower anticipated outstanding borrowings as described in (a).

(k)	Represents incremental net deferred tax assets and liabilities associated with the increase in the expected assumption rate from 30% to 37.5% for certain contingent and other corporate liabilities and guarantees to Cendant and affiliates.

(l)	Represents the increase in certain contingent tax liabilities as described in (f) which are being assumed or established by Wyndham Worldwide as a result of an increase in the expected assumption rate from 30% to 37.5% and the assumption of a reserve in connection with certain Travelport tax contingencies for which Wyndham Worldwide has agreed to reimburse Cendant in the event of an adverse outcome (representing approximately 37.5% of Travelport’s aggregate reserve for this unresolved tax matter).

(m)	Represents the increase in certain contingent and other corporate liabilities as described in (e) and (i) which are being assumed or established by Wyndham Worldwide as a result of an increase in the expected assumption rate from 30% to 37.5% and the assumption of a certain Travelport tax-related contingent liability for which Wyndham Worldwide has agreed to reimburse Cendant (representing 37.5% of such amount).

(n)	Represents the decrease in the borrowings from approximately $1,360 million to approximately $600 million which reflects the application of the proceeds expected to be received by Wyndham Worldwide from the sale of Travelport on our planned borrowings.

(o)	Represents the net increase to equity resulting from the matters described in footnotes (k), (l), (m) and (n) above.

WYNDHAM WORLDWIDE

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2006

(in millions, except per share data)

	Historical As Reported	Separation Adjustments		Separation Pro Forma		Adjustments for Travelport Sale		Travelport Sale Pro Forma
Net revenues	$870	$—		$870		$—		$870

Expenses
Operating	332	—		332		—		332
Cost of vacation ownership interests	67	—		67		—		67
Marketing and reservation	174	—		174		—		174
General and administrative	115	12	(a)	127		1	(f)	128
Provision for loan losses	—	—		—		—		—
Depreciation and amortization	34	1	(b)	35		—		35

Total expenses	722	13		735		1		736

Operating income	148	(13)		135		(1)		134
Interest expense (income), net	(2)	24	(c)	22		(11	)(g)	11

Income before income taxes	150	(37)		113		10		123
Provision for income taxes	57	(14	)(d)	43		4	(h)	47

Income before cumulative effect of accounting change	$93	$(23)		$70		$6		$76

Income before cumulative effect of accounting change
Earnings per share(e)
Basic				$0.35				$0.38
Diluted				$0.34				$0.37
Weighted average shares outstanding(e)
Basic				201.2				201.2
Diluted				203.2	(i)			203.2	(i)

See Notes to Unaudited Pro Forma Combined Condensed Statements of Income.

WYNDHAM WORLDWIDE

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

(in millions, except per share data)

	Historical As Reported (As Restated)	Separation Adjustments		Separation Pro Forma		Adjustments for Travelport Sale		Travelport Sale Pro Forma
Net revenues	$3,471	$—		$3,471		$—		$3,471

Expenses
Operating	1,199	—		1,199		—		1,199
Cost of vacation ownership interests	341	—		341		—		341
Marketing and reservation	628	—		628		—		628
General and administrative	424	49	(a)	473		3	(f)	476
Provision for loan losses	128	—		128		—		128
Depreciation and amortization	131	4	(b)	135		—		135

Total expenses	2,851	53		2,904		3		2,907

Operating income	620	(53)		567		(3)		564
Interest expense (income), net	(6)	93	(c)	87		(46	)(g)	41

Income before income taxes	626	(146)		480		43		523
Provision for income taxes	195	(56	)(d)	139		17	(h)	156

Net income	$431	$(90)		$341		$26		$367

Earnings per share(e)
Basic				$1.64				$1.76
Diluted				$1.61				$1.73
Weighted average shares outstanding(e)
Basic				208.0				208.0
Diluted				212.0	(i)			212.0	(i)

See Notes to Unaudited Pro Forma Combined Condensed Statements of Income.

WYNDHAM WORLDWIDE

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND YEAR ENDED DECEMBER 31, 2005

Separation Adjustments

(a)	Represents the estimated incremental costs associated with operating as a separate public company ($21 million for the three months ended March 31, 2006 and $85 million for the year ended December 31, 2005), partially offset by the elimination of general corporate overhead allocated by Cendant ($9 million for the three months ended March 31, 2006 and $36 million for the year ended December 31, 2005). The estimated costs associated with operating as a separate public company of $21 million for the three months ended March 31, 2006 and $85 million for the year included December 31, 2005 includes: (i) $11 million and $44 million, respectively, related to staff additions and increases in salaries to replace Cendant support, which was estimated using Cendant historical costs and adjusted for current market conditions, as applicable, (ii) $3 million and $11 million, respectively, related to legal fees (including our share of unresolved Cendant legal matters), which was estimated using Cendant historical costs and adjusted for expected variations as applicable, (iii) $2 million and $9 million, respectively, related to facilities and equipment, which was estimated using Cendant historical costs and adjusted for current market conditions as applicable, (iv) $2 million and $6 million, respectively, related to insurance, which estimate was derived from premium cost projections received from our insurance broker based on current market conditions, (v) $1 million and $5 million, respectively, related to information technology, which was estimated using Cendant historical costs and adjusted for expected variations as applicable, (vi) $1 million and $4 million, respectively, related to Board of Directors and filing related fees, which was estimated using Cendant historical costs and adjusted for expected variations as applicable, (vii) $1 million and $4 million, respectively, related to audit fees, which was estimated using Cendant historical costs and adjusted for expected variations as applicable, (viii) $0 million and $1 million, respectively, related to the outsourcing of the payroll function, which was estimated based upon written quotes received from potential providers, and (ix) $0 million and $1 million, respectively, of other miscellaneous costs. The estimated public company costs exceed the historical allocations from Cendant by $12 million for the three months ended March 31, 2006 and $49 million for the year ended December 31, 2005, which primarily reflects the development of certain infrastructures that were previously maintained at, and leveraged from, Cendant’s corporate function and other businesses.
(b)	Represents incremental depreciation we expect to incur as a separate public company due to the expected transfer to us of certain assets from Cendant prior to the separation.
(c)	Represents the elimination of $11 million and $30 million of interest income for the three months ended March 31, 2006 and the year ended December 31, 2005, respectively, that will no longer be earned from Cendant on intercompany cash balances held by Cendant, the elimination of $7 million and $19 million of interest expense for the three months ended March 31, 2006 and the year ended December 31, 2005, respectively, related to the existing asset-linked facility of Cendant relating to certain of our assets, which is expected to be repaid, and the $18 million and $74 million of incremental interest expense for the three months ended March 31, 2006, and the year ended December 31, 2005, respectively, in connection with the planned borrowings of (i) $800 million of debt under an interim loan facility expected to bear interest at LIBOR plus a negotiated spread, (ii) $300 million of debt under a term loan facility expected to bear interest at LIBOR plus a negotiated spread and (iii) approximately $260 million of debt under a revolving credit facility expected to bear interest at LIBOR plus a negotiated spread. The incremental interest expense assumes an average principal amount outstanding of approximately $1,360 million and a weighted average interest rate of approximately 6.0% on the aggregate borrowings. A change of one-eighth of 1% (12.5 basis points) in the interest rate associated with these borrowings would result in additional annual interest expense of $2 million (in the case of an increase to the rate) or an annual reduction to interest expense of $2 million (in the case of a decrease in the rate).
(d)	Represents the income tax effects of footnotes (a), (b) and (c) above at an effective tax rate of approximately 38%.

(e)	Earnings per share and weighted average shares outstanding reflect the estimated number of common shares we expect to have outstanding upon the completion of the distribution (based on an expected distribution ratio of one share of Wyndham Worldwide for every five shares of Cendant). These amounts do not reflect the impact of Cendant accelerating the vesting provisions of certain outstanding equity awards, which is expected to occur on the 30th day following the completion of the second of the distributions by Cendant, as such impact will be calculated using balances then-outstanding, which are not currently determinable. Additionally, in connection with the separation of Wyndham Worldwide, Cendant expects to cancel equity awards that were granted at “above-target” levels. See “Management—Employee Benefit Plans—2006 Equity and Incentive Plan—Equitable Adjustments to Outstanding Cendant Equity-Based Awards,” included elsewhere in this information statement. Based upon the equity awards outstanding as of March 31, 2006 and December 31, 2005 and in connection with Cendant’s plan to equitably adjust its outstanding equity awards, we would have expected to issue approximately 25 million and 26 million stock options, respectively, and approximately two million and three million restricted shares, respectively, at the date of separation. We also intend to grant equity awards in Wyndham Worldwide common stock to our employees, which are not reflected in the pro forma amounts, as the actual awards have not yet been determined.

Travelport Sale Adjustments

(f)	Represents the estimated incremental costs of $1 million and $3 million for the quarter ended March 31, 2006 and for the year ended December 31, 2005, respectively, associated with Wyndham Worldwide bearing 37.5% instead of 30% of continuing Cendant costs specific to certain legal matters.
(g)	Represents the interest expense reduction of $11 million and $46 million for the quarter ended March 31, 2006 and for the year ended December 31, 2005, respectively, due to the reduction in borrowings from approximately $1,360 million to approximately $600 million which reflects the application of the proceeds expected to be received by Wyndham Worldwide from Cendant’s sale of Travelport.
(h)	Represents the income tax effects of footnotes (f) and (g) above at an effective tax rate of approximately 38%.
(i)	We would have had approximately 206 million and 215 million shares of common stock outstanding on a fully diluted basis as of March 31, 2006 and December 31, 2005, respectively, assuming:

•	the fully diluted shares outstanding of Cendant common stock as of March 31, 2006, and the issuance of one share of Wyndham Worldwide common stock for every five shares of Cendant common stock;

•	we accelerate all eligible equity awards outstanding as of March 31, 2006 in the manner described in “Management—Employee Benefit Plans—Equitable Adjustments to Outstanding Cendant Equity-Based Awards”; and

•	the issuance of 3.1 million shares of Wyndham Worldwide common stock underlying the 2006 Annual Grant of incentive awards of approximately $80 million (see “Management—Employee Benefit Plans—2006 Equity and Incentive Plan”) based upon an estimated $30 per share trading price of Wyndham Worldwide’s common stock on the distribution date.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Interim Combined Condensed Financial Statements and the Annual Combined Financial Statements and accompanying Notes thereto, included elsewhere in this information statement. Unless otherwise noted, all dollar amounts are in millions and those relating to our results of operations are presented before taxes.

Restatement of Combined Statements of Income, Balance Sheets, Cash Flows and Invested Equity

We have restated our annual combined statements of cash flows to reflect income taxes payable to Cendant as effectively cash settled by us within operating cash flows with an equal offsetting adjustment to investing cash flows. The reclassification is being made to reflect the change in amounts due from Cendant on a net basis in investing activities in our annual combined statements of cash flows. Accordingly, our combined statements of cash flows have been restated for all periods presented in our Annual Combined Financial Statements. We also restated our annual combined statement of income, balance sheets, cash flows and invested equity. Such restatement corrected (i) the effect of entries recorded in reverse in 2005 and (ii) the goodwill balance for adjustments relating to previous acquisitions. These errors were limited to our vacation exchange and rental business. The restated amounts are described in Note 22 to our Annual Combined Financial Statements.

Wyndham Worldwide, which holds or will hold substantially all of the assets and liabilities of Cendant’s Hospitality Services (including Timeshare Resorts) businesses, is a global provider of hospitality products and services. We operate in the following three segments:

•	Lodging—franchises hotels in the upscale, middle and economy segments of the lodging industry and provides property management services to owners of our upscale branded hotels.

•	Vacation Exchange and Rental—provides vacation exchange products and services to owners of intervals of vacation ownership interests and markets vacation rental properties primarily on behalf of independent owners.

•	Vacation Ownership—markets and sells vacation ownership interests, or VOIs, to individual consumers, provides consumer financing in connection with the sale of VOIs and provides property management services at resorts.

SEPARATION PLAN

On October 23, 2005, the Board of Directors of Cendant preliminarily approved a plan to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s Hospitality Services (including Timeshare Resorts), Real Estate Services, Travel Distribution Services and Vehicle Rental businesses. On April 24, 2006, Cendant announced that as an alternative to distributing shares of Travelport Cendant was also exploring the sale of Travelport. On June 30, 2006, Cendant entered into an agreement to sell Travelport to an affiliate of the Blackstone Group for $4,300 million in cash. On [            ], 2006, the Board of Directors of Cendant approved the distributions of all of the shares of common stock of Wyndham Worldwide and Realogy. Following the distributions, Cendant stockholders will own 100% of the common stock of Wyndham Worldwide and Realogy. In connection with the plan of separation, it is expected that Cendant will change its name to Avis Budget Group, Inc.

In connection with our separation, we expect to enter into borrowing arrangements for a total of $2,000 million, which is comprised of a $300 million term loan facility, an $800 million interim loan facility and a $900 million revolving credit facility. At or prior to the distribution, we expect to draw approximately $1,360 million against those facilities and issue approximately $70 million in letters of credit, leaving approximately $570 million available to provide liquidity for additional letters of credit and for working capital and ongoing corporate needs. Approximately $600 million of the proceeds received in connection with these borrowings is expected to be utilized to repay the approximately $600 million of borrowings we currently expect will be outstanding at the time of our separation under Cendant’s asset-linked facility relating to certain of our assets, while the remaining proceeds (approximately $760 million) are expected to be transferred to Cendant solely for the purpose of permitting Cendant to repay other of its corporate indebtedness. The Separation and Distribution Agreement provides for an adjustment in the amount of indebtedness we will incur in connection with our separation in the event that the sum of the borrowings transferred by us, Wyndham Worldwide and Travelport to Cendant, together with the cash at Cendant then available to be utilized to repay its corporate debt, is less than or more than the amount necessary to enable Cendant to make the Separation Payments. See “The Separation—Incurrence of Debt.”

We expect to refinance borrowings under the $800 million interim loan facility with permanent financing after the distribution. Additionally, pursuant to the Separation and Distribution Agreement, we expect to be allocated a portion of certain of Cendant’s corporate assets and assume a portion of certain of Cendant’s contingent and other corporate liabilities, including those arising from unresolved tax and legal matters, which are not currently reflected on the Combined Balance Sheets. See “Certain Relationships and Related Party Transactions” and “The Separation” for more information. The actual amount that we may be required to pay under these arrangements could vary depending upon the outcomes of any unresolved matters, which may not be resolved for several years, and if any party responsible for all or a portion of such liabilities were to default on its obligation to pay certain costs or expenses related to any such liability. Additionally, generally accepted accounting principles prohibit us and Cendant from recording estimates for any contingent assets that we may be entitled to receive upon positive resolution of certain unresolved matters. The benefit resulting from such matters, if any, will not be recorded within Wyndham Worldwide’s financial statements until realization is assured beyond a reasonable doubt.

Following the completion of the sale of Travelport, Cendant will be obligated, pursuant to the Separation and Distribution Agreement, to contribute a significant portion of the cash proceeds from such sale to us and Realogy. Assuming Cendant receives $4,300 million in gross cash proceeds from such sale and contributes to us approximately $760 million from such sale, the approximately $1,360 million of initial indebtedness we expect to incur at the time of our separation would be reduced to approximately $600 million. The actual amount of our remaining indebtedness may be more or less than the amount provided above depending on various adjustments, including, without limitation, purchase price adjustments based on the levels of cash, working capital and certain other expenses at Travelport at the time of its sale, the application of sale proceeds that have priority over contributions to us and the amount outstanding at the time of our distribution under Cendant’s asset-linked facility relating to certain assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses (for a detailed discussion of our planned borrowings in connection with our separation, see “Description of Material Indebtedness”). Following any such reduction of our indebtedness, if our Board of Directors deems it appropriate, we may incur additional debt and use the proceeds from such additional debt for general corporate purposes, such as to repurchase shares of our common stock.

TRENDS

We believe that the following trends, among others, may affect and/or have impacted our financial condition and results of operations:

•	Globally, travel spending is expected to grow by 5% in 2006.

•	In 2006, the expected level of spending for the U.S. hospitality industry is estimated to be 16% higher than the spending in 2000, the year prior to the September 11, 2001 terrorist attacks.

•	In the United States, revenue per available room, or RevPAR increased 8.4% in 2005 versus 2004.

•	The American Resort Development Association estimated that on January 1, 2005, there were approximately 3.9 million households that owned one or more vacation ownership interests in the United States which represents a 14.7% increase from the prior year in the number of households that owned interests.

The trends noted above were obtained from (i) the Travel Industry Association Economic Review of Travel in America, 2005 edition, (ii) the PricewaterhouseCoopers LLP U.S. Lodging Forecast, March 2006 and (iii) the American Resort Development Association 2005 United States Study.

RESULTS OF OPERATIONS

We enter into agreements to franchise our lodging franchise systems to independent hotel owners. Our standard franchise agreement typically has a term of 15 to 20 years and provides a franchisee with certain rights to terminate the franchise agreement before the term of the agreement under certain circumstances. The principal source of revenues from franchising hotels is ongoing franchise fees, which are comprised of royalty fees and other fees relating to marketing and reservation fees. Ongoing franchise fees typically are based on a percentage of gross room revenues of each franchisee and are accrued as the underlying franchisee revenues are earned and due from the franchisees. An estimate of uncollectible ongoing franchise fees is charged to bad debt expense and included in operating expenses on the Combined Statements of Income. Lodging revenue also includes initial franchise fees, which are recognized as revenue when all material services or conditions have been substantially performed, which is when a franchised hotel opens for business or a franchise agreement is terminated as the franchised hotel will not open.

Our franchise agreements require the payment of fees for certain services, including marketing and reservations. With such fees, we provide our franchised properties with a suite of operational and administrative services, including access to (i) an international, centralized, brand-specific reservations system, (ii) advertising, (iii) promotional and co-marketing programs, (iv) referrals, (v) technology, (vi) training and (vii) volume purchasing. We are contractually obligated to expend the marketing and reservation fees we collect from franchisees in accordance with the franchise agreements; as such, revenues earned in excess of costs incurred are accrued as a liability for future marketing or reservation costs. Costs incurred in excess of revenues are expensed. In accordance with our franchise agreements, we include an allocation of certain overhead costs required to carry out marketing and reservation activities within marketing and reservation expenses.

We also provide property management services for hotels under management contracts. Management fees are comprised of base fees, which typically are calculated based upon a specified percentage of gross revenues from hotel operations, and incentive management fees, which typically are calculated based upon a specified percentage of a hotel’s operating profit or the amount by which a hotel’s operating profit exceeds specified targets. Management fee revenue is recognized when earned in accordance with the terms of the contract. We incur certain reimbursable costs on behalf of managed hotel properties and reports reimbursements received from managed properties as revenue and the costs incurred on their behalf as expenses. The revenue is recorded as a component of service fees and membership on the Combined Statements of Income. The costs, which principally relate to payroll costs at managed properties where we are the employer, are reflected as a component of operating expenses on the Combined Statements of Income. The reimbursements from hotel owners are based upon the costs incurred with no added margin; as a result, these reimbursable costs have little to no effect on our operating income. Management fee revenue and revenue related to payroll reimbursements was $1 million and $17 million, respectively, during the year ended December 31, 2005 and $1 million and $16 million, respectively, during the three months ended March 31, 2006.

Within our lodging segment, we measure operating performance using the following key operating statistics: (i) weighted average rooms, which represents the weighted average number of hotel rooms available for rental for the year at lodging properties operated under franchise and management agreements, (ii) number of properties, which represents the number of lodging properties operated under franchise and management agreements at the end of the year and (iii) RevPAR, which is calculated by multiplying the percentage of available rooms occupied for the year by the average rate charged for renting a lodging room for one day.

As a provider of vacation exchange services, we enter into affiliation agreements with developers of vacation ownership properties to allow owners of intervals to trade their intervals for certain other intervals within our vacation exchange business and, for some members, for other leisure-related products and services. Additionally, as a marketer of vacation rental properties, generally we enter into contracts for exclusive periods of time with property owners to market the rental of such properties to rental customers. Our vacation exchange business derives a majority of its revenues from annual membership dues and exchange fees from members trading their intervals. Annual dues revenue represents the annual membership fees from members who participate in our vacation exchange business and, for additional fees, have the right to exchange their intervals for certain other intervals within our vacation exchange business and, for certain members, for other leisure-related products and services. We record revenue from annual membership dues as deferred income on the Combined Balance Sheets and recognize it on a straight-line basis over the membership period during which delivery of publications, if applicable, and other services are provided to the members. Exchange fees are generated when members exchange their intervals for equivalent values of rights and services, which may include intervals at other properties within our vacation exchange business or other leisure-related products and services. Exchange fees are recognized as revenue when the exchange requests have been confirmed to the member. Our vacation rental business derives its revenue principally from fees, which generally range from approximately 25% to 50% of the gross rent charged to rental customers. The majority of the time, we act on behalf of the owners of the rental properties to generate our fees. We provide reservation services to the independent property owners and receive the agreed-upon fee for the service provided. We remit the gross rental fee received from the renter to the independent property owner, net of our agreed-upon fee. Revenue from such fees is recognized in the period that the rental reservation is made, net of expected cancellations. Upon confirmation of the rental reservation, the rental customer and property owner generally have a direct relationship for additional services to be performed. Cancellations for 2005 and 2004 totaled approximately 2% of rental transactions booked. Our revenue is earned when evidence of an arrangement exists, delivery has occurred or the services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. We also earn rental fees in connection with properties we own or lease under capital leases and such fees are recognized when the rental customer’s stay occurs, as this is the point at which the service is rendered.

Within our vacation exchange and rental segment, we measure operating performance using the following key operating statistics: (i) average number of vacation exchange members, which represents participants in our vacation exchange programs who pay annual membership dues and are entitled, for additional fees, to exchange their intervals for other intervals within our vacation exchange business and, for certain members, for other leisure-related products and services, (ii) annual membership dues and exchange revenue per member, which represents the total annual dues and exchange fees generated for the year divided by the average number of vacation exchange members during the year, (iii) vacation rental transactions, which represents the gross number of transactions that are generated in connection with customers booking their vacation rental stays through us and (iv) average price per vacation rental, which represents the gross rental price generated from renting vacation properties to customers divided by the number of rental transactions.

We market and sell VOIs to individual consumers, provide property management services at resorts and provide consumer financing in connection with the sale of VOIs. Our vacation ownership business derives the majority of its revenues from sales of VOIs and derives other revenues from consumer financing and property management. Our sales of VOIs are either cash sales or seller-financed sales. In order for us to recognize revenues of VOI sales under the full accrual method of accounting described in SFAS No. 66, “Accounting of Sales of Real Estate” for fully constructed inventory, a binding sales contract must have been executed, the statutory rescission period must have expired (after which time the purchasers are not entitled to a refund except for nondelivery by us), receivables must have been deemed collectible and the remainder of our obligations must have been substantially completed. In addition, before we recognize any revenues on VOI sales, the purchaser of the VOI must have met the initial investment criteria and, as applicable, the continuing investment criteria, by executing a legally binding financing contract. A purchaser has met the initial investment criteria when a minimum down payment of 10% is received by us. In those cases where financing is provided to the purchaser by us, the purchaser is obligated to remit monthly payments under financing contracts that represent the purchaser’s continuing investment. The contractual terms of seller-provided financing agreements require that the contractual level of annual principal payments be sufficient to amortize the loan over a customary period for the VOI being financed, which is generally seven to ten years, and payments under the financing contracts begin within 45 days of the sale and receipt of the minimum down payment of 10%. If all of the criteria for a VOI sale to qualify under the full accrual method of accounting have been met, as discussed above, except that construction of the VOI purchased is not complete, we recognize revenues using the percentage-of-completion method of accounting provided that the preliminary construction phase is complete and that a minimum sales level has been met (to assure that the property will not revert to a rental property). The preliminary stage of development is deemed to be complete when the engineering and design work is complete, the construction contracts have been executed, the site has been cleared, prepared and excavated, and the building foundation is complete. The completion percentage is determined by the proportion of real estate inventory costs and certain sales and marketing and interest costs incurred to total estimated costs. These estimated costs are based upon historical experience and the related contractual terms. The remaining revenue and related costs of sales, including commissions and direct expenses, are deferred and recognized as the remaining costs are incurred. Until a contract for sale qualifies for revenue recognition, all payments received are accounted for as restricted cash and deposits within other current assets and deferred income, respectively, on the Combined Balance Sheets. Commissions and other direct costs related to the sale are deferred until the sale is recorded. If a contract is cancelled before qualifying as a sale, non-recoverable expenses are charged to operating expense in the current period on the Combined Statements of Income.

We also offer consumer financing as an option to customers purchasing VOIs, which are typically collateralized by the underlying VOI. Generally, the financing terms are for seven to ten years. An estimate of uncollectible amounts is recorded at the time of the sale with a charge to the provision for loan losses on the Combined Statements of Income. The interest income earned from the financing arrangements is earned on the principal balance outstanding over the life of the arrangement.

We also provide day-to-day-management services, including oversight of housekeeping services, maintenance and certain accounting and administrative services for property owners’ associations and clubs. In some cases, our employees serve as officers and/or directors of these associations and clubs in accordance with their by-laws and associated regulations. Management fee revenue is recognized when earned in accordance with the terms of the contract and is recorded as a component of service fees and membership on the Combined Statements of Income. The costs, which principally relate to the payroll costs for management of the associations, clubs and the resort properties where we are the employer, are reflected as a component of operating expenses on the Combined Statements of Income. Reimbursements are based upon the costs incurred with no added margin and thus presentation of these reimbursable costs has little to no effect on our operating income. Management fee revenue and revenue related to reimbursements was $24 million and $34 million during the three months ended March 31, 2006, respectively, $91 million and $124 million during the year ended December 31, 2005, respectively, $95 million and $103 million during the year ended December 31, 2004, respectively, and $82 million and $86 million during the year ended December 31, 2003, respectively. During the three months ended March 31, 2006 and the years ended December 31, 2005, 2004 and 2003, one of the associations that we manage paid RCI Global Vacation Network $3 million, $11 million, $9 million and $6 million, respectively, for exchange services.

Within our vacation ownership segment, we measure operating performance using the following key metrics: (i) gross VOI sales, including tele-sales upgrades, which is a component of upgrade sales, (ii) tours, which represents the number of tours taken by guests in our efforts to sell VOIs and (iii) volume per guest, or VPG, which represents revenue per guest and is calculated by dividing the gross VOI sales, excluding tele-sales upgrades, by the number of tours.

We record lodging-related marketing and reservation revenues, as well as property management services revenues for our lodging and vacation ownership segments, in accordance with Emerging Issues Task Force Issue 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” which requires that these revenues be recorded on a gross basis.

Discussed below are our combined results of operations and the results of operations for each of our reportable segments. The reportable segments presented below represent our operating segments for which separate financial information is available and which is utilized on a regular basis by our chief operating decision maker to assess performance and to allocate resources. In identifying our reportable segments, we also consider the nature of services provided by our operating segments. Management evaluates the operating results of each of our reportable segments based upon revenue and “EBITDA,” which is defined as net income before depreciation and amortization, interest (excluding interest on securitized vacation ownership debt), income taxes and minority interest, each of which is presented on the Combined Statements of Income. Our presentation of EBITDA may not be comparable to similarly-titled measures used by other companies.

EBITDA includes cost allocations from Cendant representing our portion of general corporate overhead of $9 million for both the three months ended March 31, 2006 and 2005. For the years ended December 31, 2005, 2004 and 2003, Cendant allocated $36 million, $30 million and $29 million, respectively. Cendant allocates such costs to us based on a percentage of our forecasted revenues. General corporate expense allocations include costs related to Cendant’s executive management, tax, accounting, legal, treasury and cash management, certain employee benefits and real estate usage for common space. The allocations are not necessarily indicative of the actual expenses that would have been incurred had we been operating as a separate, stand-alone public company for the periods presented.

Three Months Ended March 31, 2006 vs. Three Months Ended March 31, 2005

Our combined results comprised the following:

	Three Months Ended March 31,
	2006	2005	Change
Net revenues	$870	$795	$75
Expenses	722	668	54

Operating income	148	127	21
Interest expense (income), net	(2)	2	(4)

Income before income taxes and minority interest	150	125	25
Provision (benefit) for income taxes	57	(5)	62

Income before cumulative effect of accounting change	93	130	(37)
Cumulative effect of accounting change, net of tax	(65)	—	(65)

Net income	$28	$130	$(102)

During first quarter 2006, our net revenues increased $75 million (9%) principally due to (i) an $89 million increase in net sales of VOIs at our vacation ownership businesses due to higher tour flow and an increase in VPG; (ii) $31 million of incremental revenue generated by the acquisition of the Wyndham Hotels and Resorts brand, which was acquired in October 2005 and included in our results from that date forward; and (iii) a $11 million increase in net consumer financing revenues earned on vacation ownership contract receivables. These increases were partially offset by a decrease in revenues of $61 million as a result of the classification of the provision for loan losses as a reduction of revenues during the first quarter of 2006 in connection with the adoption of SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions” (“SFAS No. 152”). Total expenses increased $54 million (8%) principally reflecting (i) a $38 million increase in organic operating expenses primarily related to additional commission expense resulting from increased VOI sales and commission rates, increased costs related to the property management services that we provide at our vacation ownership business and increased volume-related expenses and staffing costs due to growth in our contact centers; (ii) $30 million of expenses generated by the acquisition of Wyndham; and (iii) a $9 million increase in organic marketing and reservation expenses primarily resulting from increased marketing initiatives across all our businesses. These increases were partially offset by a decrease of $25 million in provision for loan losses and a decrease of $2 million in cost of vacation ownership interests. The $2 million decrease in cost of vacation ownership interests includes $26 million of increased cost of sales primarily associated with increased VOI sales more than offset by $28 million of estimated future inventory recoveries. Such decreases are the result of the reclassification of the provision for loan losses from expenses to net revenues and the reduction of cost of sales of inventory as a result of our adoption of SFAS No. 152.

Depreciation and amortization increased $2 million primarily due to the capital investments made throughout 2005. Interest expense (income), net decreased $4 million in first quarter 2006 primarily as a result of higher intercompany interest income. Our effective tax rate increased to 38% in first quarter 2006 from (4%) in first quarter 2005 primarily due to the absence of a one-time tax benefit recognized in first quarter 2005 related to changes in tax basis differences in assets of foreign subsidiaries.

During first quarter 2006, we also recorded a non-cash charge of $65 million, after tax, to reflect the cumulative effect of accounting changes as a result of our adoption of SFAS No. 152.

As a result of these items, our net income decreased $102 million (78%) quarter-over-quarter.

Following is a discussion of the results of each of our reportable segments during the first quarter:

	Revenues			EBITDA
	2006	2005	% Change	2006	2005	% Change
Lodging	$144	$112	29	$41	$40	3
Vacation Exchange and Rental	282	287	(2)	77	86	(10)
Vacation Ownership	445	400	11	64	40	60

Total Reportable Segments	871	799	9	182	166	10
Corporate and Other(a)	(1)	(4)	*	—	(7)	*

Total Company	$870	$795	9	182	159	14

Less: Depreciation and amortization				34	32
Interest expense (income), net				(2)	2

Income before income taxes and minority interest				$150	$125

(*)	Not meaningful.
(a)	Includes the elimination of transactions between segments.

Lodging

Revenues and EBITDA increased $32 million (29%) and $1 million (3%), respectively, in first quarter 2006 compared with first quarter 2005, primarily due to the acquisition of the franchise and property management businesses of the Wyndham Hotels and Resorts brand.

The operating results of our lodging business reflect the acquisition of the franchise and property management businesses of the Wyndham Hotels and Resorts brand in October 2005, which contributed incremental revenues and EBITDA of $31 million and $2 million, respectively, to 2006 results. Included within the $31 million of revenues generated by Wyndham is approximately $25 million related to reimbursable expenses, which has no impact on EBITDA. Apart from this acquisition, revenues in our lodging business were relatively consistent quarter-over-quarter as a $4 million (5%) increase in royalty, marketing and reservation fund revenues and a $3 million increase in revenues generated by our TripRewards loyalty program in first quarter 2006, were offset by the absence of a $7 million gain recognized in first quarter 2005 on the sale of a lodging-related investment. The $4 million increase in royalty, marketing and reservation fund revenues was primarily due to a 10% increase in RevPAR, partially offset by a 4% decrease in weighted average rooms available. The RevPAR increase reflects (i) increases in both price and occupancy principally attributable to an overall improvement in the economy lodging segment in which our hotel brands primarily operate, (ii) the termination of underperforming properties throughout 2005 that did not meet our required quality standards or their financial obligations to us and (iii) the strategic assignment of personnel to field locations designed to assist franchisees in improving their hotel operating performance. The decrease in weighted average rooms available reflects our termination of underperforming properties, as discussed above, the expiration of franchise agreements and certain franchisees exercising their right to terminate their agreements.

EBITDA further reflects an increase of approximately $1 million (1%) in operating, marketing and administrative expenses (excluding the impact of the acquisition discussed above) primarily resulting from a $3 million increase in expenses used to fund marketing related initiatives for our TripRewards loyalty programs, partially offset by a decrease of $2 million in other administrative expenses.

Vacation Exchange and Rental

Revenues and EBITDA decreased $5 million (2%) and $9 million (10%), respectively, in first quarter 2006 compared with first quarter 2005, primarily reflecting a $4 million reduction in fees generated from providing travel services and a $4 million increase in expenses, as discussed below. Travel service fee revenues declined primarily as a result of lower rates in 2006 relating to an outsourcing agreement to provide services to third-party travel club members.

Net revenues from rental transactions declined $1 million (1%) primarily due to a 9% decrease in the average price per rental, partially offset by a 5% increase in rental transaction volume. The reduction in net revenues from rental transactions and the average price per rental includes the translation effects of foreign exchange movements, which unfavorably impacted rental revenues by $7 million and accounted for 7% of the total 9% reduction in the average price per rental. Exclusive of the currency impact, the average price per rental decreased 2% due to the higher priced rentals for Easter holiday week in Europe, which dates occurred in the first quarter in 2005 as compared with the second quarter in 2006. The increase in rental transaction volume was primarily driven by increased rental demand for our vacation interval inventory from our existing RCI exchange members and increased arrivals at our owned Landal GreenParks.

Annual dues and exchange revenues were constant quarter-over-quarter. The impact on revenues from a 5% increase in the average number of members was offset by a 4% reduction in the average annual dues and exchange revenues generated per member. Exchange volume remained relatively constant in total; however, points-based transactions represented 18% of the total exchange transactions in first quarter 2006 compared with 15% in first quarter 2005, representing a continued shift to more points-based exchanges. Since points are exchangeable for various other travel-related products and services as well as vacation stays for various lengths of time, points-based exchange activity will generally result in higher transaction volumes with lower average fees as compared to the standard one-week for one-week exchange activity in our RCI Weeks exchange program. Vacation exchange volume and price are also impacted by the mix of domestic and international exchanges. Generally, when a member transacts for a timeshare interval outside of his or her global region, a higher exchange fee will be generated from the transacting member.

EBITDA further reflects a quarter-over-quarter increase in expenses of $4 million (2%) primarily driven by (i) $9 million of incremental expenses incurred for future revenue generation, including increased marketing campaigns, timing of certain other marketing expenses, expansion of property recruitment efforts and investment in our consulting and international activities, (ii) a $6 million increase in volume-related expenses, which was substantially comprised of cost of sales on increased rentals of vacation stay intervals and higher reservation call center staffing costs to support member growth and increased call volumes and (iii) $3 million of costs primarily related to higher corporate overhead allocations. These increases were partially offset by (i) the favorable impact of foreign currency translation on expenses of $7 million, (ii) a $4 million reduction in employee incentive program expenses in first quarter 2006 and (iii) $3 million of lower costs to restructure operations incurred in first quarter 2006 versus first quarter 2005.

Vacation Ownership

Revenues and EBITDA increased $45 million (11%) and $24 million (60%), respectively, in first quarter 2006 compared with first quarter 2005. The operating results reflect organic growth in vacation ownership sales and consumer finance income as well as the impact of the adoption of SFAS No. 152. Exclusive of the estimated impact of SFAS No. 152 on our first quarter 2006 results, revenues and EBITDA increased $72 million (18%) and $12 million (30%), respectively.

Exclusive of the impact of SFAS No. 152, net sales of VOIs at our vacation ownership business increased by an estimated $60 million (21%) in first quarter 2006 principally driven by a 9% increase in VPG and a 7% increase in tour flow. VPG benefited from increased sales of premium inventory and tour flow was positively impacted by the continued development of the Trendwest in-house sales program and continued improvement in local marketing efforts. Revenues and EBITDA increased $13 million and $8 million, respectively, in first quarter 2006 due to incremental net interest income earned on contract receivables primarily due to growth in the portfolio. In addition, during first quarter 2006, we recognized $7 million of incremental property management fees primarily as a result of growth in the number of units under management.

EBITDA further reflects an increase of approximately $55 million (15%) in operating, marketing and administrative expenses primarily resulting from (i) $16 million of increased cost of sales primarily associated with increased VOI sales, (ii) $13 million of additional commission expense associated with increased VOI sales and increased commission rates, (iii) $8 million of additional vacation ownership contract receivables provisions recorded in first quarter 2006, (iv) $6 million of incremental costs primarily incurred to fund additional staffing needs to support continued growth in the business, (v) $6 million of incremental marketing spent to support sales efforts and (vi) $5 million of increased costs related to the property management services discussed above.

Year Ended December 31, 2005 vs. Year Ended December 31, 2004

Our combined results comprised the following:

	Year Ended December 31,
	2005	2004	Change
Net revenues	$3,471	$3,014	$457
Expenses	2,851	2,414	437

Operating income	620	600	20
Interest expense (income), net	(6)	13	(19)

Income before income taxes and minority interest	626	587	39
Provision for income taxes	195	234	(39)
Minority interest, net of tax	—	4	(4)

Net income	$431	$349	$82

During 2005, our net revenues increased $457 million (15%) principally due to (i) a $134 million increase in net sales of VOIs at our vacation ownership businesses due to higher tour flow and an increase in VPG; (ii) $114 million of incremental revenue generated by the acquisitions of the Wyndham Hotels and Resorts brand, Ramada International, Landal GreenParks and Canvas Holidays Limited, the results of which are included from their respective acquisition dates forward; (iii) $76 million of incremental organic revenue earned by our vacation exchange and rental business principally reflecting increased rental and exchange transaction volume and a higher average number of members; (iv) a $58 million increase in net consumer financing revenues earned on vacation ownership contract receivables; (v) a $47 million increase in organic revenues at our lodging business, reflecting a favorable increase in RevPAR; and (vi) $17 million of incremental resort management fees as a result of increased rental revenues on unoccupied units, as well as growth in the number of units under management. Total expenses increased $437 million (18%) principally reflecting (i) a $160 million increase in organic operating expenses primarily related to additional commission expense resulting from increased VOI sales and commission rates, increased costs related to the property management services that we provide at our vacation ownership business and increased fulfillment costs incurred in connection with our RCI Elite Rewards program and increased staffing costs in our contact centers; (ii) $110 million of expenses generated by the acquisitions discussed above; (iii) a $32 million increase in organic marketing and reservation expenses primarily resulting from increased marketing initiatives across all our businesses; (iv) a $30 million increase in provision for loan losses principally related to growth in vacation ownership contract receivables at our vacation ownership business; (v) a $30 million increase in organic general and administrative expense principally due to growth in our vacation exchange and rental and vacation ownership businesses; (vi) $25 million of increased cost of sales primarily associated with increased VOI sales; (vii) the absence of a favorable $15 million settlement recorded by our lodging business in 2004 related to a franchisee receivable; (viii) $14 million of costs incurred to combine the operations of our vacation exchange and rental business; (ix) $13 million of expenses associated with the 2005 Gulf Coast hurricanes, which primarily reflects a provision for estimated vacation ownership contract receivable losses; and (x) $12 million of marketing and related expenses incurred in connection with our TripRewards loyalty program.

Depreciation and amortization increased $12 million primarily due to an increase in information technology capital investments made in 2005, a trend we expect to continue in 2006. Interest expense (income), net decreased $19 million in 2005 primarily as a result of (i) the absence of interest expense incurred in 2004 related to the Two Flags Joint Venture LLC, (ii) favorable interest rate hedge activity year over year, and (iii) a reduction in financing cost amortization. Interest expense is expected to increase in 2006 as a result of the proposed separation of Wyndham Worldwide from Cendant as detailed in the unaudited pro forma combined condensed financial statements. Our effective tax rate decreased to 31.2% in 2005 from 39.9% in 2004 primarily due to a one-time tax benefit related to changes in tax basis differences in assets of foreign subsidiaries. The effective tax rate for 2006 is expected to approximate 38%. As a result of these items, our net income increased $82 million (23%).

Following is a discussion of the results of each of our reportable segments:

	Revenues			EBITDA
	2005	2004	% Change	2005	2004	% Change
Lodging	$533	$443	20	$197	$189	4
Vacation Exchange and Rental	1,068	921	16	284	286	(1)
Vacation Ownership	1,874	1,661	13	283	265	7

Total Reportable Segments	3,475	3,025	15	764	740	3
Corporate and Other (a)	(4)	(11)	*	(13)	(21)	*

Total Company	$3,471	$3,014	15	751	719	4

Less: Depreciation and amortization				131	119
Interest expense (income), net				(6)	13

Income before income taxes and minority interest				$626	$587

(*)	Not meaningful.
(a)	Includes the elimination of transactions between segments.

Lodging

Revenues and EBITDA increased $90 million (20%) and $8 million (4%), respectively, in 2005 compared with 2004 reflecting revenue growth from acquisitions and increased RevPAR; however, the EBITDA comparison was negatively impacted by a favorable settlement recorded in second quarter 2004 related to a lodging franchisee receivable and increased marketing-related expenses associated with our TripRewards loyalty program and initiatives to promote our brands (all of which are discussed in greater detail below).

The operating results of our lodging business reflect the acquisitions of the franchise and property management businesses of the Wyndham Hotels and Resorts brand in October 2005 and Ramada International in December 2004. The operating results of Wyndham Hotels and Resorts have been included in our results for three of the twelve months of 2005, but none of 2004. The operating results of Ramada International have been included in our results for the entire twelve months of 2005, but only for one month of 2004. Accordingly, Wyndham Hotels and Resorts and Ramada International contributed incremental revenues of $29 million and $14 million, respectively, and EBITDA of $2 million each to 2005 results. Included within the $29 million of revenue generated by Wyndham Hotels and Resorts is approximately $25 million related to reimbursable expenses, which has no impact on EBITDA. These acquisitions also added approximately 32,000 rooms, which is approximately 6% of the total weighted average rooms available within our lodging franchise system during 2005.

Apart from these acquisitions, revenues in our lodging business increased $47 million (11%). Such increase principally represents (i) $16 million (4%) of higher royalty, marketing and reservation fund revenues, (ii) $16 million of incremental revenues generated by our TripRewards loyalty program during 2005, (iii) an $8 million increase in ancillary revenues and (iv) a $7 million gain recognized on the sale of a lodging-related investment during 2005. The $16 million increase in royalty, marketing and reservation fund revenues primarily resulted from an 8% increase in RevPAR, partially offset by a 4% decrease in weighted average rooms available. The RevPAR increase reflects (i) increases in both price and occupancy rates principally attributable to an overall improvement in the economy lodging segment in which our hotel brands primarily operate, (ii) the termination of underperforming properties throughout 2004 that did not meet our required quality standards or their financial obligations to us and (iii) the strategic assignment of personnel to field locations designed to assist franchisees in improving their hotel operating performance. The decrease in weighted average rooms available reflects our termination of underperforming properties, as discussed above, the expiration of franchise agreements and certain franchisees exercising their right to terminate their agreements. During 2005, there were terminations of 509 properties, as compared to terminations of 517 properties during 2004.

EBITDA further reflects an increase of $43 million (17%) in operating, marketing and administrative expenses (excluding the impact of the acquisitions discussed above) principally resulting from (i) $20 million of higher bad debt expense, primarily due to the absence of a favorable $15 million settlement recorded in 2004 related to a lodging franchisee receivable; (ii) $12 million of marketing and related expenses incurred in connection with our TripRewards loyalty program; and (iii) $9 million of marketing-related expenses primarily related to marketing initiatives to promote our brands.

Vacation Exchange and Rental

Revenues increased $147 million (16%), while EBITDA declined $2 million (1%) in 2005 compared to 2004, reflecting incremental revenues and expenses from vacation rental acquisitions during 2004 and the negative impact on EBITDA from $14 million of costs incurred during 2005 to combine the operational infrastructures of our vacation exchange and rental business (discussed in greater detail below).

We acquired Landal GreenParks and Canvas Holidays Limited, which are both European vacation rental businesses, in May 2004 and October 2004, respectively. The operating results of Landal GreenParks and Canvas Holidays have been included in our results for the entire twelve months in 2005 but for only eight months in 2004 for Landal GreenParks and only three months in 2004 for Canvas Holidays. Accordingly, Landal GreenParks contributed incremental revenues and EBITDA of $41 million and $2 million, respectively, and Canvas Holidays contributed incremental revenues and EBITDA of $30 million and $10 million, respectively, during 2005. The incremental results of Landal GreenParks in 2005 are reflective of the first four months of the year, which is when their operations are seasonally weakest.

Apart from these acquisitions, revenues increased $76 million (8%), which includes (i) a $34 million (9%) increase in rental transaction revenues, (ii) a $24 million (6%) increase in annual dues and exchange revenues and (iii) a $22 million increase in revenues generated from our RCI Elite Rewards program, a credit card marketing program that we implemented in fourth quarter 2004. Our RCI Elite Rewards program generates revenues based on the volumes of cardholders and credit card spending and incurs related fulfillment costs.

The $34 million increase in rental transaction revenues primarily resulted from a 7% increase in total rental transactions and a $12 million increase due to the conversion of a franchised park to a managed park in January 2005. Prior to the conversion, we received only a franchise fee, whereas subsequent to the conversion, we recognized all of the revenues generated by this park.

The $24 million increase in annual dues and exchange revenues was driven by a 5% increase in the average number of members. Transactions related to our points-based exchange program, RCI Points, represented 17% of the total exchange transactions in 2005 compared with 14% in 2004, representing a continued shift in 2005 to more points-based exchanges. Since points are exchangeable for various other travel-related products and services in addition to vacation stays, points-based exchange activity will generally result in higher transaction volumes with lower average fees as compared to the standard one-week for one-week exchange activity in our RCI Weeks exchange program. Vacation exchange volume and price are derived from (i) a mix of domestic and international exchanges and (ii) a mix of standard one-week for one-week exchanges and exchanges through our RCI Points exchange program, which includes transactions for various lengths of stay and other leisure-related products.

Apart from the aforementioned EBITDA impact of the acquisitions of Landal GreenParks and Canvas Holidays, EBITDA further reflects a year-over-year increase in expenses of $90 million (14%) primarily driven by (i) $20 million of incremental fulfillment costs in connection with our RCI Elite Rewards program as discussed above; (ii) $14 million of costs incurred to combine the operational infrastructures of our vacation exchange and rental business principally in Europe; (iii) higher cost of sales in 2005 of $13 million on the rentals of vacation properties; (iv) $11 million of incremental expenses associated with the conversion of a franchised park to a managed park, as discussed above; (v) $8 million of higher marketing expenses, principally related to increased campaigns and publications; and (vi) $5 million of restructuring costs incurred as a result of the consolidation of certain call centers and back-office functions within our vacation exchange business. The remaining $19 million increase in expenses primarily relates to higher staffing costs and other volume driven expense increases in our call centers and certain infrastructure enhancements.

Vacation Ownership

Revenues and EBITDA increased $213 million (13%) and $18 million (7%), respectively, in 2005 compared with 2004. The EBITDA comparison was negatively impacted by $13 million of expenses incurred during 2005 related to the estimated impact of the hurricanes experienced along the Gulf Coast. Revenue and EBITDA, exclusive of the impact of the Gulf Coast hurricanes, reflect organic growth in vacation ownership sales, a gain on the sale of land and increased consumer finance income.

Net sales of VOIs increased $134 million (11%) in 2005 despite the Gulf Coast hurricanes. Such increase was driven principally by a 9% increase in tour flow and a 6% increase in VPG. This revenue increase includes a $27 million decrease in higher margin upgrade sales at our Trendwest resort properties due to special upgrade promotions conducted during 2004 undertaken to mitigate the negative impact on tour flow from the “do not call” and “do not fax” regulations. Tour flow, as well as volume per transaction, benefited in 2005 from our expanded presence in premium destinations such as Hawaii, Las Vegas and Orlando. Tour flow was also positively impacted by the opening of new sales offices, our strategic focus on new marketing alliances and increased local marketing efforts.

Revenue and related expenses increased $57 million and $8 million, respectively, in 2005 as a result of incremental net interest income earned on our vacation ownership contract receivables primarily due to growth in the consolidated portfolio. Additionally, we receive management fees for property management services that we provide at certain resorts pursuant to contractual arrangements with property owners’ associations. During 2005, we recognized $17 million of incremental resort management fees as a result of increased rental revenues on units, as well as growth in the number of units under management.

Revenue and EBITDA comparisons also benefited from an $11 million gain recorded in 2005 in connection with the disposal of a parcel of land that was no longer consistent with our development plans, partially offset by the absence of a $4 million gain recognized in first quarter 2004 in connection with the sale of a provider of third-party vacation ownership financing and $3 million of revenue generated by such operations in 2004 prior to the sale date.

EBITDA further reflects an increase of $187 million (14%) in operating, marketing and administrative expenses primarily resulting from (i) $43 million of additional commission expense associated with increased VOI sales and increased commission rates; (ii) $31 million of additional vacation ownership contract receivable provisions recorded in 2005; (iii) $29 million of increased costs related to the resort management services discussed above; (iv) $25 million of increased cost of sales primarily associated with increased VOI sales; (v) $18 million of incremental costs incurred primarily to fund additional staffing needs to support continued growth in the business, improve existing properties and integrate the Trendwest and Fairfield contract servicing operations; (vi) $14 million of incremental marketing spent to support sales efforts; and (vii) $13 million of expenses associated with the 2005 Gulf Coast hurricanes, which primarily reflects a provision for estimated vacation ownership contract receivable losses.

Year Ended December 31, 2004 vs. Year Ended December 31, 2003

Our combined results comprised the following:

	Year Ended December 31,
	2004	2003	Change
Net revenues	$3,014	$2,652	$362
Expenses	2,414	2,157	257

Operating income	600	495	105
Interest expense (income), net	13	(5)	18

Income before income taxes and minority interest	587	500	87
Provision for income taxes	234	186	48
Minority interest, net of tax	4	15	(11)

Net income	$349	$299	$50

During 2004, our net revenues increased $362 million (14%) principally due to (i) the acquisition of Landal GreenParks which contributed incremental revenue of $113 million to our 2004 results, (ii) an $83 million increase in net sales of VOIs at our vacation ownership business primarily due to an increase in VPG and increases in upgrade sales, (iii) $82 million of incremental organic revenue earned by our vacation exchange and rental business principally reflecting increased rental transaction volume, a higher average exchange fee and a higher average number of worldwide members, (iv) a $33 million increase in revenues at our lodging business reflecting incremental revenues generated by our TripRewards loyalty program, which was launched in fourth quarter 2003, and a favorable increase in RevPAR and (v) $30 million of incremental resort management fees as a result of increased rental revenues on units, as well as growth in the number of units under management. Total expenses increased $257 million (12%) principally reflecting (i) $99 million of incremental expenses principally related to the acquisition of Landal GreenParks, (ii) a $64 million increase in organic operating expenses principally related to higher staffing costs, other volume related expense increases in our call centers and certain infrastructure enhancements at our vacation exchange and rental business, increased marketing expenditures to promote our brands, the funding cost of rewards earned by customers and program administrative expenses relating to our TripRewards loyalty program in our lodging business and increased costs related to the property management services that we provide at our vacation ownership business, (iii) a $51 million increase in organic general and administrative expenses principally resulting from increased infrastructure costs and other variable expenses associated with growing our vacation ownership and vacation exchange and rental business and (iv) a $29 million increase in organic marketing and reservation expenses primarily resulting from increased marketing initiatives in our lodging and vacation exchange and rental businesses. Such increases were partially offset by $13 million of lower cost of sales in 2004 on the rentals of vacation properties and the absence of a $9 million accrual recorded in 2003 for hotel occupancy taxes on vacation property rentals prior to 2004.

Depreciation and amortization increased $12 million primarily due to an increase in information technology capital investments made in 2004. Interest expense (income), net increased $18 million in 2004 primarily as a result of increased vacation ownership asset-linked borrowings. Our effective tax rate increased to 39.9% in 2004 from 37.2% in 2003 primarily due to an increase in state taxes. As a result of these items, our net income increased $50 million (17%).

Following is a discussion of the results of each of our reportable segments:

	Revenues			EBITDA
	2004	2003	% Change	2004	2003	% Change
Lodging	$443	$410	8	$189	$153	24
Vacation Exchange and Rental	921	726	27	286	220	30
Vacation Ownership	1,661	1,526	9	265	251	6

Total Reportable Segments	3,025	2,662	14	740	624	19
Corporate and Other (a)	(11)	(10)	*	(21)	(22)	*

Total Company	$3,014	$2,652	14	719	602	19

Less: Depreciation and amortization				119	107
Interest expense (income), net				13	(5)

Income before income taxes and minority interest				$587	$500

*	Not meaningful.
(a)	Includes the elimination of transactions between segments.

Lodging

Revenues and EBITDA increased $33 million (8%) and $36 million (24%), respectively, in 2004 compared with 2003.

Royalty, marketing and reservation fund revenues increased $14 million (4%) primarily due to a 6% increase in RevPAR, partially offset by a 3% reduction in weighted average rooms available. The RevPAR increase is primarily the result of an increase in both price and occupancy rates combined with the termination of underperforming properties throughout 2004. The decrease in the weighted average rooms reflects (i) quality control initiatives that commenced in 2003, whereby we terminated from our franchise system certain properties that were not meeting required standards and tightened requirements for properties that were not meeting their financial obligations to us and (ii) certain franchisees exercising their right to terminate their agreements. During 2004, there were terminations of 517 properties, as compared to 480 terminations during 2003.

Additionally, in fourth quarter 2003, we launched TripRewards, a loyalty program that enables customers to earn rewards when staying in hotels franchised under one of our worldwide brands, renting Avis® and Budget® cars and purchasing everyday products and services from the various businesses that participate in the program. The TripRewards program enables us to earn fees on revenues generated by our franchisees from TripRewards members. The program contributed $18 million of incremental revenue during 2004.

EBITDA further reflects a decrease of $3 million (1%) in operating, marketing and administrative expenses, principally reflecting $35 million in favorable bad debt expense period-over-period related to the settlement of a lodging franchise receivable during 2004 that had been previously reserved for during 2003. This was partially offset by (i) an $18 million increase in marketing expenditures to promote our brands, the funding of the cost of rewards earned by customers and program administrative expenses relating to our TripRewards loyalty program; (ii) an increase of $7 million in marketing and reservation related expenses and (iii) an increase in other operating and information technology expenses of $7 million.

Vacation Exchange and Rental

Revenues and EBITDA increased $195 million (27%) and $66 million (30%), respectively, in 2004 compared with 2003.

In May 2004, we completed the acquisition of Landal GreenParks, which contributed revenues and EBITDA of $113 million and $34 million, respectively, during 2004. In October 2004, we completed the acquisition of Canvas Holidays Limited, which contributed an EBITDA loss of $2 million, with no contribution to revenues during 2004. Revenues and the majority of expenses related to these businesses are recognized upon customer arrival, which is heavily weighted towards the peak camping season in the second and third quarters of the year.

Apart from these acquisitions, revenues increased $82 million (11%), which includes (i) a $32 million (14%) increase in rental transaction revenues, (ii) a $25 million (7%) increase in annual dues and exchange revenues and (iii) a $25 million increase in ancillary revenues derived from other travel and leisure-related services and loyalty programs. Included in such increases is the impact of changes in foreign exchange rates, which favorably impacted revenues by $37 million in 2004 as compared with 2003.

The $32 million increase in rental transaction revenues was primarily due to a 12% increase in the average price per rental, which was driven by increased demand for the rental of vacation ownership inventory during 2004 and our increased focus on maximizing inventory utilization.

The $25 million increase in annual dues and exchange revenues was driven by a 4% increase in the average number of worldwide members and a 3% increase in the average annual dues and exchange revenue generated per member. The growth in revenue per member primarily resulted from a 3% increase in the average annual dues per member and a 4% increase in the average price per exchange transaction. Points-based transactions represented 14% of the total exchange transactions in 2004 compared with 11% in 2003, representing a shift in 2004 to more points-based exchanges. Since points are exchangeable for various other travel-related products and services in addition to vacation stays, points-based exchange activity will generally result in higher transaction volumes with lower average fees as compared to the standard one-week for one-week exchange activity in our RCI Weeks exchange program. Accordingly, the shift to more points-based transactions in 2004 resulted in a partial offset to the favorable impact of price increases on the average annual dues and exchange revenue per member.

We experienced an increase in exchange and rental revenues in 2004 despite the negative impact resulting from the Gulf Coast hurricanes during the second half of 2004. As we have a concentration of affiliated resorts in the Gulf Coast, we believe our overall exchange and rental transaction growth during the second half of 2004 was suppressed due to the hurricane activity in the latter half of 2004 as compared to the comparable prior year period.

The $25 million increase in ancillary revenues in 2004 primarily includes (i) a $9 million increase in our European travel agency bookings, (ii) the implementation of our RCI Elite Rewards program in fourth quarter of 2004, which generated $6 million of revenues and (iii) $4 million of incremental vacation ownership inventory sales through bulk distribution channels.

Apart from the aforementioned acquisitions, EBITDA further reflects an increase of $47 million (9%) in expenses which includes: (i) $17 million of higher marketing-related expenses incurred in 2004, primarily due to our decision to increase our investment in vacation ownership-affiliated marketing campaigns and publications;

and (ii) $6 million of incremental fulfillment costs in connection with the implementation of our RCI Elite Rewards program, as discussed above. In addition, operating expenses increased $46 million primarily driven by higher staffing costs, other volume related expense increases in our call centers and certain infrastructure enhancements. Included in the expense increases is the effect of foreign exchange rate movements, which increased expenses by $30 million in 2004 as compared to 2003. Such increases were partially offset by (i) a lower cost of sales in 2004 of $13 million on the rentals of vacation properties and (ii) the absence of a $9 million accrual recorded in 2003 for hotel occupancy taxes on property rentals prior to 2004.

Vacation Ownership

Revenues and EBITDA increased $135 million (9%) and $14 million (6%), respectively, in 2004 compared with 2003.

Net VOI sales increased $83 million (7%) in 2004 primarily driven by (i) a 13% increase in VPG and (ii) a $46 million increase in upgrade sales at our Trendwest brand properties due to special upgrade promotions conducted in 2004 undertaken to mitigate the negative impact on tour flow of the “do not call” and “do not fax” regulations, which became effective in October 2003. Such increases were partially offset by a 7% reduction in tour flow resulting primarily from the negative impact of the “do not call” and “do not fax” regulations, including reduced telemarketers’ ability to contact our customers and prospective customers through telephone or facsimile. Net VOI sales were also negatively impacted by a $24 million reduction in the recognition of VOI deferred revenues related to resort properties under construction due to timing of completion of construction (such revenues and related costs are deferred and recognized in future periods as the resort properties are completed).

During 2004, revenue and related expenses generated by our consumer finance business increased $9 million and $27 million, respectively, as a result of (i) consolidating our largest vacation ownership receivable securitization structures during third quarter 2003 and (ii) year-over-year growth in our vacation ownership contract receivables portfolio. Accordingly, as a result of the consolidation, we recorded interest revenues on vacation ownership contract receivables and interest expense incurred on the debt funding of such contracts instead of applying gain on sale accounting to such securitizations, prior to consolidation.

Additionally, we receive management fees for property management services that we provide at certain resorts pursuant to contractual arrangements with property owners’ associations. During 2004, we recognized $30 million of incremental resort management fees as a result of increased rental revenues on units, as well as growth in the number of units under management. Revenue and EBITDA also benefited in 2004 due to a $4 million gain recognized in first quarter 2004 in connection with the sale of a provider of third-party vacation ownership financing and $3 million of revenue generated by such operations in 2004 prior to the sale date.

EBITDA further reflects an increase of $94 million (7%) in operating, marketing and administrative expenses (excluding the effect of consolidating our largest vacation ownership receivable securitization structures) in 2004 primarily due to (i) an increase in general and administrative costs of $37 million associated with the growth in our infrastructure, (ii) $18 million of increased costs related to the property management services that we provide, (iii) a $16 million incremental increase in the provision for loan losses over the increase in related revenues, (iv) $8 million of incremental marketing expense used to support the growth in the business and (v) $6 million of additional commission expense associated with increased VOI sales.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION

	March 31, 2006	December 31, 2005	Change	December 31, 2005	December 31, 2004	Change
Total assets	$9,610	$9,167	$443	$9,167	$8,343	$824
Total liabilities	4,547	4,134	413	4,134	3,664	470
Total invested equity	5,063	5,033	30	5,033	4,679	354

Total assets increased $443 million from December 31, 2005 to March 31, 2006 primarily due to (i) a $113 million increase in trade receivables resulting principally from seasonal increases in activity within our vacation exchange and rental businesses in first quarter 2006 compared to fourth quarter 2005, (ii) a $110 million increase in other current assets due to increased activity within our vacation ownership business and the adoption of a new accounting pronouncement related to vacation ownership interest transactions which resulted in the deferral of greater amounts of costs and revenues at March 31, 2006 compared to December 31, 2005, (iii) a $106 million increase in vacation ownership inventories associated with increased property development activity, as well as the reclassification of the estimated value of inventory to be recovered on future defaulted contract receivables losses in accordance with our adoption of SFAS No. 152, a new accounting pronouncement related to vacation ownership interest transactions and (iv) a $42 million increase in property and equipment principally within our vacation ownership business associated with building and leasehold improvements and reclassifications as a result of our adoption of SFAS No. 152. Total liabilities increased $413 million primarily due to (i) a $212 million increase in deferred income primarily due to increased activity within our vacation ownership business and the adoption of SFAS No. 152, as discussed above, (ii) a $129 million increase in accounts payable resulting principally from amounts payable to property owners in connection with rental booking transactions for the peak vacation seasons and (iii) $48 million of additional net borrowings by our vacation ownership business principally reflecting greater securitization of vacation ownership contract receivables and additional borrowings to support the development of vacation ownership properties. Total invested equity increased $30 million principally due to $28 million of net income generated during first quarter 2006.

Total assets increased $824 million from December 31, 2004 to December 31, 2005 primarily due to (i) a $464 million increase in the receivable due from Cendant, principally reflecting operating cash flows we advanced/provided to Cendant during 2005 and (ii) a $411 million increase in vacation ownership contract receivables and inventories associated with increased sales of vacation ownership interests and property development. These increases were partially offset by a $101 million decrease in current deferred income tax assets primarily related to utilization of net operating loss carryforwards. Total liabilities increased $470 million primarily due to (i) $328 million of additional net borrowings by our vacation ownership business principally reflecting greater securitization of vacation ownership contract receivables and additional borrowings to support the development of vacation ownership properties and (ii) $135 million of increased deferred income tax liabilities primarily related to an increase in deferred tax liabilities associated with installment sales and tax amortization, partially offset by an increase in tax basis differences in assets of foreign subsidiaries. Total invested equity increased $354 million principally due to $431 million of net income generated during 2005, partially offset by $106 million of foreign currency translation adjustments.

LIQUIDITY AND CAPITAL RESOURCES

Currently, our financing needs are supported by cash generated from operations. In addition, certain funding requirements of our vacation ownership business are met through the issuance of securitized and other debt to finance vacation ownership contract receivables and the development of vacation ownership properties. Upon completion of the new financings related to our separation, our liquidity will be further augmented through available capacity under our new revolving credit facility and we believe that access to this facility and our current liquidity vehicles will be sufficient to meet our ongoing needs for the foreseeable future.

Cash Flows

As of March 31, 2006, we had $115 million of cash and cash equivalents, an increase of $4 million compared to the balance of $111 million at March 31, 2005. As of December 31, 2005, we had $99 million of cash on hand, an increase of $5 million in the aggregate cash balance from $94 million as of December 31, 2004. The following table summarizes the activity within the components of the cash flows for the three months ended March 31, 2006 and 2005 and years ended December 31, 2005 and 2004:

	Three Months Ended March 31,			Year Ended December 31,
	2006	2005	Change	2005	2004	Change
				As Restated	As Restated
Cash provided by (used in):
Operating activities	$66	$21	$45	$488	$142	$346
Investing activities	(95)	5	(100)	(692)	(323)	(369)
Financing activities	44	(6)	50	221	217	4
Effects of changes in exchange rate on cash and cash equivalents	1	(3)	4	(12)	(17)	5

Net change in cash and cash equivalents	$16	$17	$(1)	$5	$19	$(14)

Three Months Ended March 31, 2006 vs. Three Months Ended March 31, 2005

During first quarter 2006, we generated $45 million more cash from operating activities as compared to first quarter 2005. Such change principally reflects a net increase relating to deferred income taxes, partially offset by a decrease in operating results and greater working capital requirements (see “Results of Operations—Three Months Ended March 31, 2006 vs. Three Months Ended March 31, 2005” for a detailed account of the change in our results of operations.)

During first quarter 2006, we used $100 million more cash for investing activities as compared to first quarter 2005. The increase in cash outflows primarily relates to (i) a $79 million increase in intercompany funding provided to Cendant in the normal course of business resulting from Cendant sweeping cash from our bank accounts as the cash is generated from our operations; and (ii) an increase of $8 million in capital expenditures.

During first quarter 2006, we generated $50 million more cash from financing activities as compared to first quarter 2005, substantially all of which reflects incremental cash inflows from long-term debt borrowings within our vacation ownership business during first quarter 2006 (see “—Financial Obligations” for a detailed discussion.)

Year Ended December 31, 2005 vs. Year Ended December 31, 2004

During 2005, we generated $346 million more cash from operating activities as compared to 2004. Such change principally reflects a net increase relating to deferred income taxes, additional vacation ownership contract receivable provisions recorded in 2005 and an increase in our results of operations in 2005 (see “Results of Operations—Year Ended December 31, 2005 vs. Year Ended December 31, 2004” for a detailed account of the change in our results of operations.)

During 2005, we used $369 million more cash for investing activities as compared to 2004. The increase in cash outflows primarily relates to (i) a $354 million increase in intercompany funding provided to Cendant in the normal course of business resulting from Cendant sweeping cash from our bank accounts as the cash is generated from our operations; (ii) the absence in 2005 of $41 million in cash proceeds received in connection with the sale of a provider of third-party vacation ownership financing in 2004; and (iii) an increase of $18 million in capital expenditures, the majority of which relates to incremental building and leasehold improvement expenditures within our vacation ownership business; these incremental cash outflows were partially offset by (i) a $27 million reduction in cash used for acquisitions in 2005 (see Note 3 to our Annual Combined Financial Statements) and (ii) $17 million less cash we were required to set aside in connection with certain borrowing arrangements and business activities of our vacation ownership business. The net intercompany funding to Cendant will be eliminated as a result of the separation.

During 2005, we generated $4 million more cash from financing activities as compared to 2004. This change reflects incremental long-term debt borrowings of $62 million in 2005, which is primarily related to increased borrowings to support growth in our vacation ownership business (see “Financial Obligations” for a detailed discussion), substantially offset by $59 million in dividends paid to Cendant during 2005 resulting from repatriating cash from one of our foreign entities.

We intend to continue to invest in capital improvements and the development of our vacation ownership, vacation rental and mixed-use properties. In addition, we may seek to acquire additional franchise agreements, property management contracts and ownership interests in hotel or vacation rental properties on a strategic and selective basis, either directly or through investments in joint ventures. On April 7, 2006, we completed the previously announced acquisition of the Baymont brand and system of 115 franchised properties for approximately $60 million in cash. We anticipate spending approximately $800 million on capital expenditures and vacation ownership development projects in 2006. Capital expenditures in 2006 are expected to include (i) approximately $105 million to improve technology and maintain technological advantages, (ii) approximately $30 million on routine improvements and (iii) approximately $20 million for renovations and special projects. The remaining $645 million relates to vacation ownership development projects in 2006. The majority of the expenditures required to complete our capital spending programs will be financed through available cash flow and funds provided by Cendant (until our separation). Additional expenditures will be financed through general unsecured corporate borrowings. Our anticipated unused borrowing capacity of $570 million under our $900 million revolving credit facility would be available to finance our capital spending programs.

The Internal Revenue Services (“IRS”) is currently examining Cendant’s taxable years 1998 through 2002 during which we were included in Cendant’s tax returns. Although we and Cendant believe there is appropriate support for the positions taken on our tax returns, we and Cendant have recorded liabilities representing the best estimates of the probable loss on certain positions. We and Cendant believe that its accruals for tax liabilities are adequate for all open years, based on assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. Although we and Cendant believe the recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore, our and Cendant’s assessments can involve both a series of complex judgments about future events and rely heavily on estimates and assumptions. While we and Cendant believe that the estimates and assumptions supporting the assessments are reasonable, the final determination of tax audits and any other related litigation could be materially different than that which is reflected in historical income tax provisions and recorded assets and liabilities. Based on the results of an audit or litigation, a material effect on our cash flows in the period or periods for which that determination is made could result.

In connection with our separation from Cendant, we expect to incur substantial costs, which are not reflected in our historical cash flow activity, to operate as a separate public company. See “Certain Relationships and Related Party Transactions” in this information statement for more information concerning these costs. Additionally, upon distribution of our common stock to Cendant stockholders, we expect to assume and be responsible for 37.5% (or 30% if the sale of Travelport is not completed) of certain Cendant corporate contingent and other liabilities, including those relating to unresolved legal matters. Subject to certain exceptions contained in the Tax Sharing Agreement, which is filed as an exhibit to our registration statement on Form 10, we are generally responsible for 37.5% (or 30% if the sale of Travelport is not completed) of taxes associated with shared federal, state and foreign income tax returns relating to periods ending on or prior to the separation. Wyndham Worldwide is solely responsible for all tax liabilities resulting from separate income tax returns filed by us or one of our subsidiaries. As such, we may be required to make material cash payments to Cendant and/or third parties in the future. However, the actual amount that we may be required to record and pay under these arrangements could vary depending upon the outcome of any unresolved matters, which may endure for several years, and if any party responsible for all or a portion of such liabilities were to default on its obligation to pay certain costs or expenses related to any such liability. Additionally, we may be entitled to receive a portion of the benefits recognized by Cendant upon the positive resolution of certain unresolved Cendant matters. See “Certain Relationships and Related Party Transactions” and “The Separation” in this information statement for more information.

Financial Obligations

Indebtedness Prior to Separation

Our indebtedness consisted of:

	March 31, 2006	December 31,
		2005	2004
Securitized vacation ownership debt	$1,167	$1,135	$909
Other:
Vacation ownership asset-linked debt	575	550	425
Bank borrowings:
Vacation ownership	104	113	136
Vacation rental	66	68	84
Vacation rental capital leases	141	139	167
Other	35	37	47

	$2,088	$2,042	$1,768

As of December 31, 2005, available capacity under our borrowing arrangements was as follows:

	Total Capacity(a)	Outstanding Borrowings	Available Capacity(b)
Securitized vacation ownership debt	$1,541	$1,135	$406
Other:
Vacation ownership asset-linked debt	600	550	50
Bank borrowings:
Vacation ownership	132	113	19
Vacation rental	68	68	—
Vacation rental capital leases	139	139	—
Other	37	37	—

	$2,517	$2,042	$475

(a)	Capacity is subject to maintaining sufficient assets to collateralize these secured obligations.
(b)	Total capacity decreased by $97 million as of March 31, 2006. This change is primarily due to a $95 million reduction of capacity under our securitized vacation ownership facility.

After our separation, the available capacity under our borrowing arrangements is expected to be as follows:

	Total Capacity	Outstanding Borrowings	Available Capacity
Term loan facility	$300	$300	$—
Interim loan facility	800	800	—
Revolving credit facility	900	260	570	(*)

	$2,000	$1,360	$570

(*)	Our capacity under our revolving credit facility will be reduced by $70 million for the issuance of letters of credit in addition to the outstanding borrowings shown above.

The majority of our debt as of March 31, 2006 and December 31, 2005 was issued through the securitization of vacation ownership contract receivables. This debt represents fixed and floating rate term notes for which the weighted average interest rate was 4.1%, 3.3% and 3.2% during the years ended December 31, 2005, 2004 and 2003, respectively. We also have access to an $800 million bank conduit facility, of which $510 million and $394 million were drawn as of March 31, 2006 and December 31, 2005, respectively, which we utilize to securitize vacation ownership contract receivables. This conduit facility bears interest at variable rates and had a weighted average interest rate of 3.2%, 1.4% and 2.0% during the years ended December 31, 2005, 2004 and 2003, respectively. As of March 31, 2006, this debt (including borrowings under the conduit) is collateralized by $1,556 million of underlying vacation ownership contract receivables and related assets.

Interest expense incurred in connection with our securitized vacation ownership debt amounted to $14 million and $9 million during the three months ended March 31, 2006 and 2005, respectively, and $46 million, $36 million and $10 million during the years ended December 31, 2005, 2004 and 2003, respectively. Such interest expense is recorded within the operating expenses on the Combined Statements of Income as we earn consumer finance income on the related securitized vacation ownership contract receivables.

We also borrow under a $600 million asset-linked facility through Cendant to support the creation of certain vacation ownership-related assets and the acquisition and development of vacation ownership properties. This facility expires in May 2007 and bears interest at a rate of LIBOR plus 62.5 basis points. As of March 31, 2006, these borrowings are collateralized by $1,343 million of vacation ownership-related assets, consisting primarily of unsecuritized vacation ownership contract receivables, vacation ownership inventory and restricted cash. The weighted average interest rate on these borrowings was 5.1% and 2.6% for years ended December 31, 2005 and 2004, respectively.

Our vacation ownership related bank borrowings principally represent $103 million outstanding under foreign credit facilities used to support vacation ownership operations in the South Pacific. This facility bears interest at Australian Dollar LIBOR plus 60 basis points and had a weighted average interest rate of 6.3% and 3.3% for the years ended December 31, 2005 and 2004, respectively. As of March 31, 2006, these secured borrowings are collateralized by $121 million of underlying vacation ownership contract receivables and related assets.

As of March 31, 2006 and December 31, 2005, we had bank debt outstanding of $66 million and $68 million, respectively, which was assumed in connection with the acquisition of Landal GreenParks during 2004 and was subsequently refinanced. As of March 31, 2006, the bank debt is collateralized by $120 million of land and related vacation rental assets and had a weighted average interest rate of 3.0% for the years ended December 31, 2005 and 2004.

We lease vacation homes located in European holiday parks as part of our vacation exchange and rental business. These leases are recorded as capital lease obligations with corresponding assets classified within property, plant and equipment on the Combined Balance Sheets. The vacation exchange and rental capital lease obligations had a weighted average interest rate of 7.5% for the years ended December 31, 2005 and 2004.

We also maintain other debt facilities which arise through the ordinary course of operations. As of March 31, 2006, this debt principally reflects $18 million of borrowings under a foreign unsecured credit facility and $11 million of mortgage borrowings related to an office building.

Interest expense incurred in connection with the vacation ownership asset-linked debt, bank borrowings and vacation rental capital leases amounted to $12 million and $9 million during the three months ended March 31, 2006 and 2005, respectively, and $36 million, $38 million and $11 million during the years ended December 31, 2005, 2004 and 2003, respectively. Such interest expense is recorded within the interest expense (income), net on the Combined Statements of Income.

Pro Forma Indebtedness Following Separation

The following table reflects our indebtedness (and related collateralizing assets) as of March 31, 2006 after giving pro forma effect to the planned borrowings in connection with our separation, which are described in more detail in the section entitled “Description of Material Indebtedness,” included elsewhere in this information statement.

	As of March 31, 2006	(Adjustments)/ Planned Issuances/ (Repayments)		Separation Pro Forma	Reduction in Borrowings for Travelport Sale	Travelport Sale Pro Forma
Secured assets(a)	$3,240	$(1,343)		$1,897	$—	$1,897

Securitized vacation ownership debt	$1,167	$—		$1,167	$—	$1,167
Other:
Vacation ownership asset-linked debt	575	(575	)(b)	—	—	—
Bank borrowings
Vacation ownership	104	—		104	—	104
Vacation rental	66	—		66	—	66
Vacation rental capital leases	141	—		141	—	141

	$2,053	$(575)		$1,478	$—	$1,478

Unsecured debt:
Other	$35	$—		$35	$—	$35
Revolving credit facility	—	260	(c)	260	—	260
Term loan	—	300	(d)	300	—	300
Interim loan facility	—	800	(e)	800	(760)	40

	35	1,360		1,395	(760)	635

	$2,088	$785		$2,873	$(760)	$2,113

(a)	Represents the portion of vacation ownership contract receivables, other vacation ownership related assets, and other vacation exchange and rental assets that collateralize our outstanding secured obligations. The pro forma amount reflects a reduction associated with the expected repayment of the existing asset-linked facility of Cendant which will result in the corresponding assets no longer being secured.
(b)	Represents the repayment of borrowings under the asset-linked facility utilizing proceeds received in connection with the planned borrowings.
(c)	Represents borrowings under a 5-year, $800 million revolving credit facility, which is expected to bear interest at LIBOR plus 55 basis points, in addition to an anticipated commitment fee of 10 basis points, each of which will be dependent on our credit ratings.
(d)	Represents unsecured term loans, which are expected to be due in 2011 and to bear interest at LIBOR plus 55 basis points.
(e)	Represents the issuance of term loans, which are expected to be due in 2007 and to bear interest at LIBOR plus 55 basis points, dependent on our credit ratings.

Our new borrowing facilities will contain restrictive covenants, including restrictions on indebtedness of material subsidiaries, mergers and certain sales of assets, limitations on liens, liquidations, and sale and leaseback transactions, and the maintenance of certain financial ratios. As of March 31, 2006, on a pro forma basis, we would have been in compliance with all the restrictive covenants including the required financial ratios. See “Description of Material Indebtedness,” included elsewhere in this information statement for a description of these restrictive covenants.

LIQUIDITY RISK

Our liquidity position may be negatively affected by unfavorable conditions in the markets in which we operate. Our liquidity as it relates to our vacation ownership financings could be adversely affected if we were to fail to renew any of the facilities on their renewal dates or if we were to fail to meet certain ratios, which may occur in certain instances if the credit quality of the underlying vacation ownership contract receivables deteriorates. Our ability to sell vacation ownership contract receivables depends on the continued ability of the capital markets to provide financing to the entities that buy the vacation ownership contract receivables.

After giving effect to the separation, our syndicated credit facilities have been rated BBB and Baa2 by Standard & Poor’s and Moody’s, respectively. A security rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating.

SEASONALITY

We experience seasonal fluctuations in our gross revenues and net earnings from our franchise and management fees, commission income earned from renting vacation properties, annual subscription fees or annual membership dues, as applicable, and exchange transaction fees and sales of VOIs. Revenues from franchise and management fees are generally higher in the second and third quarters than in the first or fourth quarters, because of increased leisure travel during the summer months. Revenues from rental income earned from booking vacation rentals are generally highest in the third quarter, when vacation rentals are highest. Revenues from vacation exchange transaction fees are generally highest in the first quarter, which is generally when members of our vacation exchange business plan and book their vacations for the year. Revenues from sales of VOIs are generally higher in the second and third quarters than in other quarters. The seasonality of our business may cause fluctuations in our quarterly operating results. As we expand into new markets and geographical locations, we may experience increased or different seasonality dynamics that create fluctuations in operating results different from the fluctuations we have experienced in the past.

SEPARATION FROM CENDANT AND RELATED TRANSACTIONS

Prior to our separation from Cendant, we will enter into a Transition Services Agreement with Cendant, Realogy and Travelport to provide for an orderly transition to being an independent company. Under the Transition Services Agreement, Cendant will agree to provide us with various services, including services relating to human resources and employee benefits, payroll, financial systems management, treasury and cash management, accounts payable services, telecommunications services and information technology services.

In certain cases, services provided by Cendant under the Transition Services Agreement may be provided by one of the separated companies following the date of such company’s separation from Cendant. Under the Transition Services Agreement, the cost of each transition service will reflect generally the same payment terms and will be calculated using the same cost allocation methodologies for the particular service as those associated with the costs on the Combined Financial Statements. The cost of each transition service will be based on either a flat fee or an allocation of the cost incurred by the company providing the service. The Transition Services Agreement is being negotiated in the context of a parent-subsidiary relationship and in the context of the separation of Cendant into four independent companies. Unless specifically indicated below, all services to be provided under the Transition Services Agreement will be provided for a specified period of time, and the parties’ abilities to terminate those services in advance without penalty will be limited. After the expiration of the arrangements contained in the Transition Services Agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we have received from Cendant. You should refer to the “Certain Relationships and Related Party Transactions” section of this information statement for a more complete description of these and other intercompany agreements and transactions between us and Cendant or one of the newly separated companies.

We are working to increase our own internal capabilities to reduce our reliance on Cendant for these services. The following table reflects our current estimate of additional costs associated with being an independent public company that are incremental to our historical cost structure and variations in costs resulting from our separation from Cendant, in each case, for the first full 12-month period following our separation from Cendant and upon the completion of the sale of Travelport (refer to the section entitled “Unaudited Pro Forma Combined Condensed Financial Statements”):

	Amount
	(in millions)
New costs of being a public company:
Legal fees (including share of unresolved Cendant legal matters)	$14	(1)
Facilities and equipment	9
Insurance	6
Information technology	5
Board of Directors and filing fees	4
Audit fees	4
Other	1

	43
Variation in costs from separation from Cendant:
Staff additions and related costs to replace Cendant support	44
Depreciation and amortization related to assets transferred from Cendant	4
Outsourcing of payroll	1

	49

Less: Cendant general corporate overhead allocation	36

Estimated incremental costs	$56

(1)	If the sale of Travelport is not completed, we expect this amount will decrease to $11 million.

Additionally, in connection with our separation, subject to certain exceptions contained in the Tax Sharing Agreement, we are expected to assume and be responsible for 37.5% (or 30% if the sale of Travelport is not completed) of certain Cendant contingent and other corporate liabilities, including those relating to unresolved tax and legal matters. More specifically, we generally will be responsible for the payment of 37.5% (or 30% if the sale of Travelport is not completed) of (i) all income and non-income taxes imposed on Cendant and certain other subsidiaries the operations (or former operations) of which were determined by Cendant not to relate specifically to our business or to the businesses of Realogy, Travelport or the Vehicle Rental business or their respective subsidiaries, (ii) in the event of a sale of Travelport, liabilities relating to the Travelport sale, including, in general (but subject to certain exceptions), liabilities for taxes of Travelport for taxable periods through the date of the Travelport sale, and (iii) all contingent and other corporate liabilities that are not primarily related to our business or to the businesses of Realogy, Travelport or the Vehicle Rental business that were incurred on or prior to the earlier of (x) December 31, 2006 or (y) the date of the separation of Travelport from Cendant. These contingent and other corporate liabilities include liabilities relating to, arising out of or resulting from (i) certain of Cendant’s terminated or divested businesses, including among others, Cendant’s former PHH and Marketing Services (Affinion) businesses, (ii) in the event of a sale of Travelport, liabilities relating to the Travelport sale, if any, (iii) the Securities Action, the PRIDES Action and the ABI Actions (for a further description of these litigation matters, see “Business—Employees, Properties and Facilities, Government Regulation and Legal Proceedings—Legal Proceedings—Legal—Cendant Corporate Litigation”), (iv) generally any actions with respect to the separation plan or the distributions made or brought by any third party. Realogy is expected to assume and be responsible for 62.5% (or 50% if the sale of Travelport is not completed) of these liabilities and (v) payments under certain identified contracts (or portions thereof) that were not allocated to any specific party in connection with the separation. However, in almost all cases, contingent and other corporate liabilities do not include liabilities that are specifically related to one of the four separated companies which will be allocated 100% to the relevant company, including any liabilities related to the filings of Form 10s or distribution of similar disclosure documents by the separated entities in connection with the separation. The allocation of these liabilities among us (37.5%) and Realogy (62.5%) was generally based upon the projected ability of each of us, Realogy and Travelport to satisfy the liabilities if and when they come due. The ability to satisfy liabilities was determined generally by evaluating the approximate percentage of 2005 EBITDA contribution each of us (35%) and Realogy (57%) to Cendant’s 2005 EBITDA (before taking into account a non-cash charge at Travelport and excluding the EBITDA contributed by the Vehicle Rental business). Assuming our separation from Cendant occurred on March 31, 2006 and the sale of Travelport is completed, we would have recorded liabilities of $321 million relating to our assumption of such contingent and other corporate liabilities. We will also agree with Realogy to guarantee each other’s obligations (as well as the Vehicle Rental business’s) under our respective deferred compensation plans for amounts deferred in respect of 2005 and earlier years. The actual amount that we may be required to pay under these arrangements could vary depending upon the outcome of any unresolved matters, which may not be resolved for several years, and if any of the other parties responsible for such liabilities were to default in its payment of costs or expenses related to any such liability.

Certain lawsuits are currently outstanding against Cendant, some of which relate to accounting irregularities arising from some of the CUC International, Inc. business units acquired when HFS Incorporated merged with CUC to form Cendant. While Cendant has settled many of the principal lawsuits relating to the accounting irregularities, these settlements do not encompass all litigation associated with the accounting irregularities. Cendant and we do not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. An adverse outcome from such unresolved proceedings or other proceedings for which we have assumed liability under the separation agreements could be material with respect to our consolidated financial position, results of operations or cash flows in any given reporting period. We will be required to record the fair value of such obligations as a liability at the time of separation and a corresponding reduction to equity.

Generally accepted accounting principles prohibit us and Cendant from recording estimates for any contingent assets that we may be entitled to receive upon positive resolution of certain unresolved matters, including those relating to tax and legal matters.

CONTRACTUAL OBLIGATIONS

The following table summarizes our future contractual obligations for the twelve month periods beginning on April 1st of each of the years set forth below:

	2006	2007	2008	2009	2010	Thereafter	Total
Debt (a)	$359	$801	$423	$89	$67	$314	$2,053
Unsecured debt (b)	21	2	1	—	11	—	35
Operating leases	33	26	18	14	12	16	119
Other purchase commitments (c)	310	73	14	10	6	8	421

Total	$723	$902	$456	$113	$96	$338	$2,628

(a)	Amounts exclude interest expense, as the amounts ultimately paid will depend on amounts outstanding under our secured obligations and interest rates in effect during each period.
(b)	Excludes future cash payments related to interest expense.
(c)	Primarily represents commitments for the development of vacation ownership properties.

The following table summarizes our future contractual obligations for the twelve month periods beginning on April 1st of each of the years set forth below after giving pro forma effect to planned debt issuances/repayments discussed above in connection with the separation plan and the sale of Travelport. The table below does not include future cash payments related to (i) contingent payments that may be made to Cendant and/or third parties at a future date in connection with the arrangements described above, (ii) payments that may result from the transfer to us of certain assets by Cendant or assumption of certain Cendant liabilities by us in connection with the separation plan or (iii) the various guarantees described in Note 13 to our Annual Combined Financial Statements.

	2006	2007	2008	2009	2010	Thereafter	Total
Debt (a)	$359	$226	$423	$89	$67	$314	$1,478
Unsecured debt (b)	21	42	1	—	11	560	635
Operating leases	33	26	18	14	12	16	119
Other purchase commitments (c)	310	73	14	10	6	8	421

Total	$723	$367	$456	$113	$96	$898	$2,653

(a)	Amounts exclude interest expense, as the amounts ultimately paid will depend on amounts outstanding under our secured obligations and interest rates in effect during each period.
(b)	This table assumes that pro forma debt of $40 million will be due in 2007 and $560 million will be due after 2010. Excludes future cash payments related to interest expense. All $600 million of the unsecured debt we plan to issue is expected to be variable rate and the interest payments will ultimately be determined by the rates in effect during each period. The 2006 amounts do not include the then-outstanding balance of the asset-linked facility to Cendant that will exist immediately prior to the separation.
(c)	Primarily represents commitments for the development of vacation ownership properties.

In addition to the above and in connection with our separation from Cendant, we expect to enter into certain guarantee commitments with Cendant (pursuant to our assumption of certain liabilities and our obligation to indemnify Cendant, Realogy and Travelport for such liabilities) and guarantee commitments related to deferred compensation arrangements with each of Cendant, Wyndham Worldwide and, if Travelport is not sold, Travelport. These guarantee arrangements primarily relate to certain contingent litigation liabilities, contingent tax liabilities, and Cendant contingent and other corporate liabilities, of which we expect to assume and be responsible for 37.5% (or 30% if the sale of Travelport is not completed) of these Cendant liabilities. Additionally, if any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, we would be responsible for a portion of the defaulting party or parties’ obligation. We will also provide a default guarantee related to certain deferred compensation arrangements related to certain current and former senior officers and directors of Cendant, Realogy and, if Travelport is not sold, Travelport. These arrangements, which are discussed in more detail below, will be valued upon our separation from Cendant with the assistance of third- party experts in accordance with Financial Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and recorded as liabilities on our balance sheet. To the extent such recorded liabilities are not adequate to cover the ultimate payment amounts, such excess will be reflected as an expense to our results of operations in future periods. Following is a discussion of the liabilities on which we will issue guarantees:

•	Contingent litigation liabilities. We will assume 37.5% (or 30% if the sale of Travelport is not completed) of liabilities for certain litigation relating to, arising out of or resulting from certain lawsuits in which Cendant is named as the defendant. See “Business—Employees, Properties and Facilities, Government Regulation and Legal Proceedings—Legal Proceedings—Legal—Cendant Corporate Litigation.” Our indemnification obligation will continue until the underlying lawsuits are resolved. We will indemnify Cendant to the extent that Cendant is required to make payments related to any of the underlying lawsuits. As these indemnification obligations relate to matters in various stages of litigation, the maximum exposure cannot be quantified. Due to the inherent nature of the litigation process, the timing of payments related to these liabilities cannot be reasonably predicted, but is expected to occur over several years.

•	Contingent tax liabilities. We will be liable for and will pay to Cendant the amount of taxes allocated to us pursuant to the Tax Sharing Agreement for the payment of certain taxes. This liability will remain outstanding until tax audits related to the 2006 tax year are completed or the statutes of limitations governing the 2006 tax year have passed. The maximum exposure cannot be quantified, as this would entail an assessment of an adverse interpretation of tax law. Additionally, the timing of payments related to these liabilities cannot be reasonably predicted, but is likely to occur over several years.

•	Cendant contingent and other corporate liabilities. We will assume 37.5% (or 30% if the sale of Travelport is not completed) of corporate liabilities of Cendant including liabilities relating to (i) Cendant’s terminated or divested businesses, (ii) liabilities relating to the Travelport sale, if any, and (iii) generally any actions with respect to the separation plan or the distributions brought by any third party, in each case to the extent incurred on the earlier of (1) the separation of Travelport or (2) December 31, 2006. Our maximum exposure to loss cannot be quantified as this liability relates primarily to future claims that may be made against Cendant that have not yet occurred.

•	Guarantee related to deferred compensation arrangements. In the event that Cendant and/or Realogy and/or, if Travelport is not sold, Travelport are not able to meet certain deferred compensation obligations under specified plans for certain current and former officers and directors because of bankruptcy or insolvency, we will guarantee such obligations (to the extent relating to amounts deferred in respect of 2005 and earlier). In the event that Travelport is sold, our guarantee of Cendant’s obligations would include certain deferred compensation obligations under specified plans for certain current and former officers of Travelport. This guarantee will remain outstanding until such deferred compensation balances are distributed to the respective officers and directors. As the guarantee relates to the value of the deferred compensation balances at the time Cendant and/or Realogy and/or, if Travelport is not sold, Travelport become insolvent, the maximum exposure cannot be quantified. The timing of payment, if any, related to these liabilities cannot be reasonably predicted.

See Unaudited Pro Forma Combined Condensed Financial Statements for a further discussion and estimate of these amounts. Additionally, see “Certain Relationships and Related Party Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Separation from Cendant and Related Transactions” for more information.

Other Commercial Commitments and Off-Balance Sheet Arrangements

Purchase Commitments. In the normal course of business, we make various commitments to purchase goods or services from specific suppliers, including those related to vacation ownership resort development and other capital expenditures. None of the purchase commitments made by us as of December 31, 2005 (aggregating approximately $349 million) were individually significant; the majority relate to commitments for the development of vacation ownership properties (aggregating $233 million, of which $219 million relates to 2006).

Standard Guarantees/Indemnifications. In the ordinary course of business, we enter into numerous agreements that contain standard guarantees and indemnities whereby we indemnify another party for breaches of representations and warranties. In addition, many of these parties are also indemnified against any third-party claim resulting from the transaction that is contemplated in the underlying agreement. Such guarantees and indemnifications are granted under various agreements, including those governing (i) purchases, sales or outsourcing of assets or businesses, (ii) leases of real estate, (iii) licensing of trademarks, (iv) development of vacation ownership properties, (v) access to credit facilities and use of derivatives and (vi) issuances of debt securities. The guarantees and indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords in lease contracts, (iii) franchisees in licensing agreements, (iv) developers in vacation ownership development agreements, (v) financial institutions in credit facility arrangements and derivative contracts and (vi) underwriters in debt security issuances. While some of these guarantees and indemnifications extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that we could be required to make under these guarantees and indemnifications, nor are we able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees and indemnifications as the triggering events are not subject to predictability. With respect to certain of the aforementioned guarantees and indemnifications, such as indemnifications of landlords against third-party claims for the use of real estate property leased by us, we maintain insurance coverage that mitigates any potential payments to be made.

Other Guarantees/Indemnifications. In the normal course of business, our vacation ownership business provides guarantees to certain property owners’ associations for funds required to operate and maintain vacation ownership properties in excess of assessments collected from owners of the vacation ownership interests. We may be required to fund such excess as a result of our unsold owned vacation ownership interests or failure by owners to pay such assessments. These guarantees extend for the duration of the underlying subsidy agreements (which generally approximate one year and are renewable on an annual basis) or until a stipulated percentage (typically 80% or higher) of related vacation ownership interests are sold. The maximum potential future payments that we could be required to make under these guarantees was approximately $175 million as of December 31, 2005. We would only be required to pay this maximum amount if none of the owners assessed paid their assessments. Any assessments collected from the owners of the vacation ownership interests would reduce the maximum potential amount of future payments to be made by us. Additionally, should we be required to fund the deficit through the payment of any owners’ assessments under these guarantees, we would be permitted access to the property for our own use and may use that property to engage in revenue-producing activities, such as marketing or rental. Historically, we have not been required to make material payments under these guarantees, as the fees collected from owners of vacation ownership interests have been sufficient to support the operation and maintenance of the vacation ownership properties. As of December 31, 2005, we recorded a liability in connection with these guarantees of $11 million.

Securitizations. We pool qualifying vacation ownership contract receivables and sell them to bankruptcy-remote entities. Prior to September 1, 2003, sales of vacation ownership contract receivables were treated as off-balance sheet sales as the entities utilized were structured as bankruptcy-remote QSPEs pursuant to SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Subsequent to September 1, 2003, newly originated as well as certain legacy vacation ownership contract receivables are securitized through bankruptcy-remote SPEs that are consolidated within our financial statements.

Certain structures that we use to securitize vacation ownership contract receivables prior to September 1, 2003 did not qualify for inclusion in Combined Financial Statements and, therefore, securitizations through these structures were treated as off-balance sheet sales, with us retaining the servicing rights and a subordinated interest. As these securitization facilities are precluded from consolidation pursuant to generally accepted accounting principles, the debt issued by these entities and the collateralizing assets, which we service, are not reflected on the Combined Balance Sheets. The retained interest, however, is reported on the Combined Balance Sheets. Our retained interest of $13 million and $40 million as of December 31, 2005 and 2004, respectively, is recorded within other non-current assets on the Combined Balance Sheets.

During 2003, we recognized pre-tax gains of $39 million on the securitization of vacation ownership contract receivables through the off-balance sheet, bankruptcy-remote QSPEs (prior to our consolidation thereof on September 1, 2003), which were calculated using the following key economic assumptions: 7-15% prepayment speed; 7.0-7.6 weighted average life (in years); 15% discount rate; and 9.5-13.7% anticipated credit losses. Such gains were recorded within consumer financing on the Combined Statement of Income.

Letters of Credit. As of December 31, 2005, we had $44 million of irrevocable standby letters of credit outstanding, which mainly relate to support for development activity at our vacation ownership business.

In addition to the above and in connection with our separation from Cendant, we expect to enter into certain guarantee commitments with Cendant and cross-guarantee commitments with each of the separate stand-alone companies. These guarantee arrangements include certain Cendant contingent and other corporate liabilities including those relating to unresolved tax and legal matters. Such amounts will be valued utilizing third-party experts upon our separation from Cendant in accordance with Financial Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and recorded as liabilities on our balance sheet. The timing of payment related to these liabilities cannot be reasonably predicted, but is expected to occur over several years. To the extent such recorded liabilities are not adequate to cover the ultimate payment amounts, such excess will be reflected as an expense to our results of operations in future periods. See Unaudited Pro Forma Combined Condensed Financial Statements for a further discussion and estimate of these amounts.

CRITICAL ACCOUNTING POLICIES

In presenting our financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported therein. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. However, events that are outside of our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. If there is a significant unfavorable change to current conditions, it could result in a material adverse impact to our combined results of operations, financial position and liquidity. We believe that the estimates and assumptions we used when preparing our financial statements were the most appropriate at that time. Presented below are those accounting policies that we believe require subjective and complex judgments that could potentially affect reported results. However, the majority of our businesses operate in environments where we are paid a fee for a service performed, and therefore the results of the majority of our recurring operations are recorded in our financial statements using accounting policies that are not particularly subjective, nor complex.

Vacation Ownership Revenue Recognition. Our sales of VOIs are either cash sales or seller-financed sales. In order for us to recognize revenues of VOI sales under the full accrual method of accounting described in SFAS No. 66, “Accounting of Sales of Real Estate” for fully constructed inventory, a binding sales contract must have been executed, the statutory rescission period must have expired (after which time the purchasers are not entitled to a refund except for non-delivery by us), receivables must have been deemed collectible and the remainder of our obligations must have been substantially completed. In addition, before we recognize any revenues on VOI sales, the purchaser of the VOI must have met the initial investment criteria and, as applicable, the continuing investment criteria, by executing a legally binding financing contract. A purchaser has met the initial investment criteria when a minimum down payment of 10% is received by us. In those cases where financing is provided to the purchaser by us, the purchaser is obligated to remit monthly payments under financing contracts that represent the purchaser’s continuing investment. The contractual terms of seller-provided financing arrangements require that the contractual level of annual principal payments be sufficient to amortize the loan over a customary period for the VOI being financed, which is generally seven to ten years, and payments under the financing contracts begin within 45 days of the sale and receipt of the minimum down payment of 10%. We use a methodology to estimate the collectibility of the vacation ownership contract receivables, which includes consideration of such factors as economic conditions, defaults, past due aging and historical write-offs of contracts. We record reserves against these revenues, based on expected default levels, as a provision for loan losses on the Combined Statements of Income (see “Loan Loss Reserves” discussed below).

If all of the criteria for a VOI sale to qualify under the full accrual method of accounting have been met, as discussed above, except that construction of the VOI purchased is not complete, we recognize revenues using the percentage-of-completion method of accounting provided that the preliminary construction phase is complete and that a minimum sales level has been met (to assure that the property will not revert to a rental property). The preliminary stage of development is deemed to be complete when the engineering and design work is complete, the construction contracts have been executed, the site has been cleared, prepared and excavated, and the building foundation is complete. The completion percentage is determined by the proportion of real estate inventory costs and certain sales and marketing and interest costs incurred to total estimated costs. These estimated costs are based upon historical experience and the related contractual terms. The remaining revenue and related costs of sales, including commissions and direct expenses, are deferred and recognized as the remaining costs are incurred. Until a contract for sale qualifies for revenue recognition, all payments received are accounted for as restricted cash and deposits within other current assets and deferred income, respectively, on the Combined Balance Sheets. Commissions and other direct costs related to the sale are deferred until the sale is recorded. If a contract is cancelled before qualifying as a sale, non-recoverable expenses are charged to the current period as part of operating expenses on the Combined Statements of Income. Changes in costs could lead to adjustments to the percentage of completion status of a project, which may result in difference in the timing and amount of revenue recognized from the construction of vacation ownership properties. This policy changed upon our adoption of Statement of Financial Accounting Standards, “Accounting for Real Estate Time-Sharing Transactions,” or SFAS No. 152, and AICPA Statement of Position 04-2, “Accounting for Real Estate Time-sharing Transactions,” or SOP 04-2, which is discussed in greater detail in Note 1 to the Interim Combined Condensed Financial Statements and Note 2 to the Annual Combined Financial Statements.

Loan Loss Reserves. In our vacation ownership segment, we provide for estimated vacation ownership contract receivable cancellations at the time the VOI sales are recorded with a charge to establish our provision for loan losses on the Combined Statements of Income. We consider factors such as economic conditions, defaults, past-due aging and historical write-offs of vacation ownership contract receivables to evaluate the adequacy of the allowance. Upon the adoption of SFAS No. 152 and SOP 04-2 on January 1, 2006, the charges to the reserve are classified as a reduction to revenue on a prospective basis.

Business Combinations. A component of our growth strategy has been to acquire and integrate businesses that complement our existing operations. We account for business combinations in accordance with SFAS No. 141, “Business Combinations” and related literature. Accordingly, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values at the date of purchase. The difference between the purchase price and the fair value of the net assets acquired is recorded as goodwill.

In determining the fair values of assets acquired and liabilities assumed in a business combination, we use various recognized valuation methods including present value modeling and referenced market values (where available). Further, we make assumptions within certain valuation techniques including discount rates and timing of future cash flows. Valuations are performed by management or independent valuation specialists under management’s supervision, where appropriate. We believe that the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions that marketplace participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

With regard to the goodwill and other indefinite-lived intangible assets recorded in connection with business combinations, we annually or, more frequently if circumstances indicate impairment may have occurred, review their carrying values as required by SFAS No. 142, “Goodwill and Other Intangible Assets.” In performing this review, we are required to make an assessment of fair value for our goodwill and other indefinite-lived intangible assets. When determining fair value, we utilize various assumptions, including projections of future cash flows. A change in these underlying assumptions could cause a change in the results of the tests and, as such, could cause the fair value to be less than the respective carrying amount. In such event, we would then be required to record a charge, which would impact earnings.

The aggregate carrying values of our goodwill and other indefinite-lived intangible assets were $2,647 and $585 million, respectively, as of March 31, 2006 and $2,645 million and $580 million, respectively, as of December 31, 2005. Our goodwill and other indefinite-lived intangible assets are allocated among our three reporting segments. Accordingly, it is difficult to quantify the impact of an adverse change in financial results and related cash flows, as such change may be isolated to one of our reporting segments or spread across our entire organization. In either case, the magnitude of any impairment to goodwill or other indefinite-lived intangible assets resulting from adverse changes cannot be estimated. However, our businesses are concentrated in one industry and, as a result, an adverse change to the hospitality industry will impact our combined results and may result in impairment of our goodwill or other indefinite-lived intangible assets.

Income Taxes. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets to assess their potential realization and establish a valuation allowance for portions of such assets that we believe will not be ultimately realized. In performing this review, we make estimates and assumptions regarding projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. A change in these assumptions could cause an increase or decrease to our valuation allowance resulting in an increase or decrease in our effective tax rate, which could materially impact our results of operations.

Changes in Accounting Policies

During first quarter 2006, we adopted the following standards as a result of the issuance of new accounting pronouncements:

•	SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions” and Statement of Position No. 04-2, “Accounting for Real Estate Time-Sharing Transactions”

•	SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”

•	SFAS No. 123(R), “Accounting for Stock-Based Compensation”

We will adopt the following recently issued standards as required:

•	SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”

•	FASB Staff Position FIN 46R-6, “Determining the Variability to be Considered in Applying FASB Interpretation No. 46R”

For detailed information regarding these pronouncements and the impact thereof on our business, see Note 1 to our Interim Combined Condensed Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We use various financial instruments, particularly swap contracts and interest rate caps to manage and reduce the interest rate risk related to our debt. Foreign currency forwards are also used to manage and reduce the foreign currency exchange rate risk associated with our foreign currency denominated receivables and forecasted royalties, forecasted earnings of foreign subsidiaries and other transactions.

We are exclusively an end user of these instruments, which are commonly referred to as derivatives. We do not engage in trading, market making or other speculative activities in the derivatives markets. More detailed information about these financial instruments is provided in Note 17 to the Annual Combined Financial Statements. Our principal market exposures are interest and foreign currency rate risks.

•	Interest rate movements in one country, as well as relative interest rate movements between countries can materially impact our profitability. Our primary interest rate exposure as of December 31, 2005 was to interest rate fluctuations in the United States, specifically LIBOR and commercial paper interest rates due to their impact on variable rate borrowings and other interest rate sensitive liabilities. We anticipate that LIBOR and commercial paper rates will remain a primary market risk exposure for the foreseeable future.

•	We have foreign currency rate exposure to exchange rate fluctuations worldwide and particularly with respect to the British pound, Euro and Canadian dollar. We anticipate that such foreign currency exchange rate risk will remain a market risk exposure for the foreseeable future.

We assess our market risk based on changes in interest and foreign currency exchange rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact in earnings, fair values and cash flows based on a hypothetical 10% change (increase and decrease) in interest and currency rates.

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued expenses and other current liabilities approximate carrying values due to the short-term nature of these assets. We use a discounted cash flow model in determining the fair values of vacation ownership contract receivables and our retained interests in securitized assets. The primary assumptions used in determining fair value are prepayment speeds, estimated loss rates and discount rates. We use a duration-based model in determining the impact of interest rate shifts on our debt and interest rate derivatives. The primary assumption used in these models is that a 10% increase or decrease in the benchmark interest rate produces a parallel shift in the yield curve across all maturities.

We use a current market pricing model to assess the changes in the value of the U.S. dollar on foreign currency denominated monetary assets and liabilities and derivatives. The primary assumption used in these models is a hypothetical 10% weakening or strengthening of the U.S. dollar against all our currency exposures as of March 31, 2006 and as of December 31, 2005, 2004 and 2003.

Our total market risk is influenced by a wide variety of factors including the volatility present within the markets and the liquidity of the markets. There are certain limitations inherent in the sensitivity analyses presented. While probably the most meaningful analysis, these “shock tests” are constrained by several factors, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled.

We used March 31, 2006 and December 31, 2005, 2004 and 2003 market rates on outstanding financial instruments to perform the sensitivity analyses separately for each of our market risk exposures—interest and currency rate instruments. The estimates are based on the market risk sensitive portfolios described in the preceding paragraphs and assume instantaneous, parallel shifts in interest rate yield curves and exchange rates.

We have determined that the impact of a 10% change in interest and foreign currency exchange rates and prices on our earnings, fair values and cash flows would not be material at March 31, 2006 and December 31, 2005. While these results may be used as benchmarks, they should not be viewed as forecasts.

BUSINESS

Overview

As one of the world’s largest hospitality companies, we offer individual consumers and business-to-business customers a broad suite of hospitality products and services across various accommodation alternatives and price ranges through our premier portfolio of world-renowned brands. With more than 20 brands, which include Wyndham Hotels and Resorts, Ramada, Days Inn, Super 8, TripRewards, RCI, Landal GreenParks, English Country Cottages, Novasol, Fairfield and Trendwest, we have built a significant presence in most major hospitality markets in the United States and throughout the rest of the world. In 2006, total spending by domestic and international travelers in the United States is expected to reach $675 billion, an increase of approximately 5% from spending levels in 2005 and of approximately 16% from spending levels in 2000, which witnessed the highest ever levels of travel spending for any year prior to the September 11, 2001 terrorist attacks. Globally, travel spending is expected to grow by 5% in 2006 to $4.5 trillion. Historically, we have pursued what we believe to be financially-attractive entrance points in the major global hospitality markets to strengthen our portfolio of products and services. Wyndham Worldwide is well positioned to compete in the major hospitality segments of this large and growing industry.

We operate primarily in the lodging, vacation exchange and rental, and vacation ownership segments of the hospitality industry:

•	Through our lodging business, we franchise hotels in the upscale, middle and economy segments of the lodging industry and provide property management services to owners of upscale branded hotels;

•	Through our vacation exchange and rental business, we provide vacation exchange products and services to owners of intervals of vacation ownership interests, and we market vacation rental properties primarily on behalf of independent owners; and

•	Through our vacation ownership business, we market and sell vacation ownership interests to individual consumers, provide consumer financing in connection with the sale of vacation ownership interests and provide property management services at resorts.

Each of our lodging, vacation exchange and rental and vacation ownership businesses has a long operating history. Our lodging business began operations in 1990 with the acquisition of the Howard Johnson and Ramada brands, each of which opened its first hotel in 1954. RCI, the best known brand in our vacation exchange and rental business, was established more than 30 years ago, and our vacation ownership brands, Fairfield and Trendwest, began vacation ownership operations in 1980 and 1989, respectively.

We provide directly to individual consumers our high quality products and services, including the various accommodations we market, such as hotels, vacation resorts, villas and cottages, and products we offer, such as vacation ownership interests. We also provide valuable products and services to our business-to-business customers, such as franchisees, affiliated resort developers and prospective developers. These products and services include marketing and central reservation systems, back office services and loyalty programs. We strive to provide value-added products and services that are intended both to enhance the travel experience of the individual consumer and to drive revenue to our business-to-business customers. The depth and breadth of our businesses across different segments of the hospitality industry provide us with the opportunity to expand our relationships with our existing individual consumers and business-to-business customers in one or more segments of our business by offering them additional or alternative products and services from our other segments.

The largest portion of our revenues comes from fees we receive in exchange for providing products and services. We receive fees, for example, as royalties for utilizing our brands and for providing property management and vacation exchange and rental services. The remainder of our revenues comes from the proceeds of sales of products, such as vacation ownership interests, and related services. The fees we earn by providing products and services and proceeds from sales of our products and services provide us with strong and stable cash flows. For the three months ended March 31, 2006 and the full year ended December 31, 2005, we had revenues of $870 million and $3,471 million, respectively, and net income of $28 million and $431, respectively. Assuming the separation and distribution were completed at the beginning of January 1, 2005 (and excluding any adjustments resulting from a sale of Travelport), we would have had pro forma net income of $5 million for the three months ended March 31, 2006 and $341 million for the year ended December 31, 2005. See “Unaudited Pro Forma Combined Condensed Financial Statements” for our adjustments relating to increased costs associated with operating as a separate company.

Global Operations

Our lodging, vacation exchange and rental and vacation ownership businesses all have operations outside the United States. In 2005, we derived 78% of our revenues in the United States and 22% internationally while we had 80% of our long-lived assets in the United States and 20% internationally. The table below notes the more significant countries of operations.

	2005	2004	2003
Revenue
United States	$2,714	$2,385	$2,208
United Kingdom	211	174	155
Australia	99	94	76
Netherlands	163	113	—
Other	284	248	213

	$3,471	$3,014	$2,652

Long-lived assets
United States	$3,478	$3,283	$3,157
United Kingdom	270	304	215
Australia	30	30	31
Netherlands	383	422	—
Other	194	281	197

	$4,355	$4,320	$3,600

History and Development

We are currently a wholly owned subsidiary of Cendant Corporation. Cendant Corporation was created in December 1997 through the merger of CUC International, Inc., or CUC, and HFS Incorporated, or HFS. Prior to the merger, HFS was a major hospitality, real estate and car rental franchisor. At the time of the merger, HFS franchised hotels worldwide through brands, such as Ramada, Days Inn, Super 8, Howard Johnson and Travelodge. Since the merger, Cendant has taken a number of steps and completed a number of transactions to grow its Hospitality Services business and to develop its Timeshare Resorts business (which is the same business as our vacation ownership business), including the:

•	entry into the vacation ownership business with the acquisitions of Fairfield and Trendwest in 2001 and 2002, respectively;

•	entry into the vacation rental business through the acquisition of various brands, including Cuendet and the Holiday Cottages group of brands, which includes English Country Cottages, in 2001, Novasol in 2002, and Landal GreenParks and Canvas Holidays in 2004;

•	commencement of the TripRewards loyalty program in 2003;

•	purchase of all remaining ownership rights to the Ramada brand on a worldwide basis from Marriott International in 2004;

•	acquisition of the global Wyndham Hotels and Resorts brand, related vacation ownership development rights and selected hotel property management contracts in 2005; and

•	acquisition of the Baymont brand in April 2006.

Prior to the distribution, Cendant will transfer to Wyndham Worldwide the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of Cendant’s Hospitality Services (including Timeshare Resorts) businesses.

Industry Overview

The hospitality industry is a major component of the travel industry, which is the third-largest retail industry in the United States after the automotive and food stores industries. The general health of the hospitality industry is affected by the performance of the U.S. economy. From 1981-2005, the U.S. economy has performed solidly as evidenced by the growth of the U.S. real Gross Domestic Product, or real GDP, at a compound annual growth rate, or CAGR, of 3.1% over the period. The U.S. economy is expected to continue to perform solidly in 2006 and 2007 with real GDP expected to grow by approximately 3.5% and 3.4%, in 2006 and 2007, respectively.

The hospitality industry includes the segments in which Wyndham Worldwide operates—lodging, vacation exchange and rental, and vacation ownership. In spite of the recent series of unprecedented challenges faced by the hospitality industry, including terrorism, Severe Acute Respiratory Syndrome (SARS) and natural disasters, the industry is growing. In 2005, domestic and international travelers spent in the United States an estimated $646 billion, which represents nearly an 8% increase from the prior year. This year, it is expected that the total spending by such travelers in the United States will reach $675 billion, which would be an increase of nearly 5% over last year’s spending. This level of expected spending in 2006 is 16% higher than the spending in 2000, the year prior to the September 11, 2001 terrorist attacks.

Lodging Industry

The $124 billion domestic lodging industry is a growing segment of the hospitality industry. Companies in the lodging industry generally operate in one or more of the various lodging segments, including luxury, upscale, middle and economy, and generally operate under one or more business models, including franchise, management or ownership. The lodging industry is an important component of the U.S. hospitality industry. In 2004, the U.S. lodging industry boasted approximately 47,600 properties, which represented more than approximately 4.4 million guest rooms, which are comprised of approximately 3.0 million rooms in franchised hotels and approximately 1.4 million rooms in independent hotels. According to PricewaterhouseCoopers’ forecast, the U.S. lodging industry is expected to gross $20.9 billion in pre-tax profits in 2005, which represents a 25.1% increase from the prior year, followed by $25.6 billion in 2006 and $30.3 billion in 2007.

Growth in demand in the lodging industry is driven by two main factors: (i) the general health of the travel and tourism industry and (ii) the propensity for corporate spending on business travel. Demand for lodging grew by a 1.2% compounded annual growth rate (CAGR) in the United States from 2000 through 2005. During this six year period, the industry added approximately 518,000 rooms. Demand for lodging has grown even faster in the past three years from 2003 to 2005 at a 3.8% CAGR. Even with the recent increase in the number of hotel rooms, demand in the past few years has been outpacing supply, which creates a favorable business environment for lodging companies.

Performance in the lodging industry is measured by certain key metrics, such as average daily rate, or ADR, average occupancy rate and revenue per available room, or RevPAR, which is calculated by multiplying the ADR by the average occupancy rate. Over the past five years, the trends in these performance metrics have generally indicated that the lodging industry is growing. In 2005, the ADR in the United States was $90.84, which is 5.3% higher than the rate in the prior year, the average occupancy rate was 63.1%, which is 2.9% higher than the rate in the prior years and RevPAR was $57.34, which is 8.4% higher than RevPAR in the prior year. The following table demonstrates the trends in the key performance measures:

Trends in Performance Metrics in the United States since 2001

Year	Occupancy Rate	Change in Occupancy Rate	Average Daily Rate (ADR)	Change in ADR	RevPAR	Change in RevPAR
2001	59.7%	(5.6)%	$83.99	(1.4)%	$50.17	(7.0)%
2002	59.0%	(1.2)%	82.75	(1.5)%	48.82	(2.7)%
2003	59.2%	0.3%	82.86	0.1%	49.04	0.4%
2004	61.3%	3.6%	86.24	4.1%	52.88	7.8%
2005	63.1%	2.9%	90.84	5.3%	57.34	8.4%
2006E	64.3%	1.8%	96.11	5.8%	61.75	7.7%

Sources: Smith Travel Research; PricewaterhouseCoopers

Performance in the lodging industry is also measured by revenues earned by companies in the industry and by the number of new rooms added on a yearly basis. In 2005, the lodging industry earned revenues of $124.2 billion and added 82,100 new rooms. The following table demonstrates trends in revenues and new rooms:

Trends in Revenues and New Rooms in the United States since 2001

Year	Revenues ($ bn)	Change in Revenues	New Rooms (000s)	Change in New Rooms
2001	$103.5	(7.7)%	90.5	(24.9)%
2002	102.6	(0.9)%	68.4	(24.4)%
2003	105.1	2.5%	76.7	12.0%
2004	114.1	8.5%	79.9	4.1%
2005	124.2	8.8%	82.1	2.9%
2006E	135.1	8.8%	120.0	46.0%

Sources: Smith Travel Research; PricewaterhouseCoopers

The lodging industry generally can be divided into four main segments: (i) luxury; (ii) upscale, which also includes upper-upscale properties, (iii) midscale, which is often further split into midscale with food and beverage and midscale without food and beverage; and (iv) economy. Luxury and upscale hotels typically offer a full range of on-property amenities and services including restaurants, spas, recreational facilities, business center, concierge, room service and local transportation (shuttle service to airport, local attractions and shopping). Middle segment properties typically offer limited breakfast service, vending, selected business services, partial recreational facilities (either a pool or fitness equipment) and limited transportation (airport shuttle). Economy properties typically offer a swimming pool and airport shuttle. The following table sets forth the information on the ADR and on supply and demand for each segment and the associated subsegments:

Lodging Segments for Franchised Hotels

Segment(*)	Estimated Average Daily Room Rate (ADR)	2005 Rooms Sold (Demand, 000s)	Change in Demand	2005 Room Supply (000s)	Change in Supply
Luxury	Greater than $180	53.3	3.7%	75.9	0.0%
Upper-upscale	$115 to $180	380.1	4.0%	535.9	1.3%
Upscale	$85 to $115	274.0	4.0%	389.6	1.6%
Midscale with food-and-beverage	$57 to $85	328.5	0.2%	557.6	(2.8)%
Midscale without food-and-beverage	$57 to $85	433.4	4.7%	660.1	0.9%
Economy	Less than $57	422.3	3.5%	734.9	0.0%

Sources:	Smith Travel Research; PricewaterhouseCoopers Hospitality Directions, U.S. Edition, March 2006; ADR statistics are based on company estimates
(*)	The “economy” segments (upper economy, economy and lower economy) of our lodging brands discussed on pages 124 and 127 of this information statement, while based on the Smith Travel Research chain-scale segments represented in the table above, provide a greater degree of differentiation to correspond with the price sensitivities of our customers by brand. The “middle” segment of our lodging brands encompasses both the Smith Travel Research “midscale without food and beverage” and “midscale with food and beverage” segments. See the System Performance and Distribution Table in “—Wyndham Hotel Group.”

Typically, companies in the lodging industry operate under one or more of the following three business models:

•	Franchise. Under the franchise model, a company, which under this model is referred to as a franchisor, typically grants the use of a brand name to owners of hotels that the company neither owns nor manages in exchange for royalty fees that are typically equal to a percentage of room sales. Owners of independent hotels increasingly have been affiliating their hotels with national lodging franchise brands as a means to remain competitive. In 2005, the share of hotel rooms in the United States affiliated with a national lodging chain was approximately 67%.

•	Management. Under the management model, a company provides property management services to lodging properties that it owns and/or lodging properties owned by a third party in exchange for management fees, which may include incentive fees based on the financial performances of the properties.

•	Ownership. Under the ownership model, a company owns properties and therefore benefits financially from hotel revenues and any appreciation in value of the properties.

Vacation Exchange and Rental Industry

The estimated $36 billion global vacation exchange and rental industry is a growing segment of the hospitality industry. Industry providers offer products and services to both leisure travelers and vacation property owners, including owners of second homes and vacation ownership interests. The vacation exchange and rental industry offers leisure travelers access to a range of fully-furnished vacation properties, which include privately- owned vacation homes, apartments and condominiums, vacation ownership resorts, inventory at hotels and resorts, villas, cottages, boats and yachts. Providers offer leisure travelers flexibility (subject to availability) as to time of travel and a choice of lodging options in regions to which such travelers may not typically have such ease of access. For vacation property owners, affiliations with vacation exchange companies or vacation rental companies allow such owners to transfer the ability to facilitate exchanges of interests in vacation properties or marketing and renting vacation properties, as applicable, and, with respect to vacation properties for rental, to transfer the responsibility of managing such properties.

The vacation exchange industry provides to owners of intervals flexibility with respect to vacations through vacation exchanges. Companies that offer vacation exchange services include, among others RCI (our global vacation exchange subsidiary and the world’s largest vacation exchange network), Interval International, Inc. (a third-party exchange company), and companies that develop vacation ownership resorts and market vacation ownership interests and offer exchanges through internal networks of properties. To participate in a vacation exchange, an owner generally contributes intervals to an exchange company’s network and then indicates the particular resort or geographic area to which the owner would like to travel, the size of the unit desired and the period during which the owner would like to vacation. The exchange company then rates the owner’s contributed intervals based upon a number of factors, including the location and size of the unit or units, the quality of the resort or resorts and the time period or periods during which the intervals entitle the owner to vacation. The exchange company then generally offers the owner a vacation with a similar or better rating as the rating of the vacation that the owner contributed. Exchange companies generally derive revenues from owners of intervals by charging exchange fees for exchanges and through annual membership dues. In 2004, approximately 72% of owners of intervals were members of vacation exchange companies, and over two-thirds of such owners exchanged their intervals through such exchange companies.

The overall trend in the vacation exchange industry is growth in the number of members of vacation exchange companies. We believe that the vacation exchange industry will be favorably impacted by the growth in the premium and luxury segments of the vacation ownership industry through the increased sales of vacation ownership interests at high-end luxury resorts and the continued development of vacation ownership properties and products, including condominium hotels and destination clubs. The vacation exchange industry is expected to grow over the next few years with respect to members and with respect to exchanges by members. In 2004, there were approximately five million members who completed over 3.5 million exchanges.

The vacation rental industry offers vacation property owners the opportunity to rent their properties to leisure travelers for periods of time when the properties are unoccupied. The vacation rental industry is not as organized as the lodging industry in that the vacation rental industry, we believe, has no global companies and no international reservation systems or global brands. The global supply of vacation rental inventory is highly fragmented with much of it being made available by individual property owners (as contrasted with commercial hospitality providers). Although these owners sometimes rent their properties directly, with or without the assistance of property managers and brokers, vacation rental companies often assist in renting owners’ properties without the benefit of globally recognized brands or international marketing and reservation systems. Sales by vacation rental companies are growing more rapidly than sales by other suppliers of inventory in the vacation rental industry. Typically, vacation rental companies collect rent in advance and, after deducting the applicable commissions, remit the net amounts due to the property owners and/or property managers. In addition to commissions, vacation rental companies earn revenues from rental customers through fees that are incidental to the rental of the properties, such as fees for travel services, local transportation, on-site services and insurance.

We believe that as of December 31, 2005, there were approximately 1.1 million and 1.2 million vacation properties available for rental in the United States and Europe, respectively. In the United States, the vacation properties available for rental are primarily condominiums or stand-alone houses. In Europe, the vacation properties available for rental include individual homes and apartments, campsites and vacation parks. Individual owners of vacation properties in the United States and Europe principally own their properties as investments and often only use such properties for portions of the year.

We believe that the overall demand for vacation rentals has been growing for the following reasons: (i) the continuing growth of low-cost airline operations; (ii) the increased use of the Internet as a tool for facilitating vacation rental transactions; and (iii) the emergence of attractive, low-cost, warm-weather destinations, such as Eastern Europe and the Middle East. The demand per year for vacation rentals in Europe, the United States, South Africa and Australia is approximately 45 million vacation weeks, 30 million of which are rented by leisure travelers from Europe. Demand for vacation rental properties is often regional in that leisure travelers who rent properties often live relatively close to such properties. Many leisure travelers, however, travel relatively long distances from their homes to vacation properties in domestic or international destinations.

The destinations where leisure travelers from Europe, the United States, South Africa and Australia generally rent properties vary by country of origin of the leisure travelers. Leisure travelers from Europe generally rent properties in European destinations, including Spain, France, Italy and Portugal, which are the most popular destinations for European leisure travelers. Demand from European leisure travelers has recently been shifting beyond traditional Western Europe, based on political stability across Europe, increased accessibility of Eastern Europe, expansion of the European Union and expansion of tourism in southern Mediterranean destinations. Demand by leisure travelers from the United States is focused on rentals in traditional destinations, such as Florida; Las Vegas, Nevada; San Francisco, California; and New York City.

We believe that the overall supply of vacation rental properties has been growing as a result of the growth in ownership of second homes. Growth in ownership of second homes, however, could adversely affect demand for vacation rental properties to the extent that owners of such homes no longer are as likely to rent vacation properties as such owners were before they bought second homes.

The overall trend in the vacation rental industry is growth in the number of vacation rentals due to the increased popularity of consumers’ renting non-hotel inventory. According to a recent Travel Industry Association report on domestic travel, sales of vacation rentals as measured by the number of rental weeks sold in the United States are expected to grow 67% over the next decade.

The Vacation Ownership Industry

The $12 billion global vacation ownership industry, which is also referred to as the timeshare industry, is one of the fastest-developing segments of the domestic and international hospitality industry. The vacation ownership industry enables customers to share ownership of a fully-furnished vacation accommodation. Typically, a vacation ownership purchaser acquires either a fee simple interest in a property, which gives the purchaser title to a fraction of a unit, or a right to use a property, which gives the participant the right to use a property for a specified period of time. Generally, a vacation ownership purchaser’s fee simple interest in or right to use a property is referred to as a “vacation ownership interest.” For many vacation ownership interest purchasers, vacation ownership is an attractive vacation alternative to traditional lodging accommodations at hotels or owning vacation properties. Owners of vacation ownership interests are not subject to the variance in room rates to which lodging customers are subject, and vacation ownership units are, on average, more than twice the size of traditional hotel rooms and typically have more amenities, such as kitchens, than do traditional hotel rooms.

The vacation ownership concept originated in Europe during the late 1960s and spread to the United States shortly thereafter. The vacation ownership industry expanded slowly in the United States until the mid-1980s; since then, the vacation ownership industry has grown at a double-digit CAGR. The American Resort Development Association, or ARDA, indicates that sales of vacation ownership interests grew in excess of 17% CAGR from 1995 to 2004. Based on ARDA research, domestic sales of vacation ownership interests were approximately $7,870 million in 2004 compared to $4,200 million in 2000 and $1,900 million in 1995. ARDA estimated that on January 1, 2005, there were approximately 3.9 million households that owned one or more vacation ownership interests in the United States, which represents a 14.7% increase from the prior year in the number of households that owned interests.

The following table lists information from 1990 through 2004 on the worldwide and domestic sales of vacation ownership interests and on the number of households that own one or more vacation ownership interests:

Vacation Ownership Industry Statistics—Worldwide and United States, 1990-2004

	Developer Sales Volume				Member/Owner Households
	Worldwide		United States		Worldwide		United States
	($ bn)	% change	($ bn)	% change	(mm)	% change	(mm)	% change
1990	$3.24		$1.20		1.5		1.1
1991	3.74	15.4%	1.25	4.2%	1.8	20.0%	1.2	9.1%
1992	4.25	13.6%	1.30	4.0%	2.1	16.7%	1.3	8.3%
1993	4.51	6.1%	1.50	15.4%	2.4	14.3%	1.3	0.0%
1994	4.76	5.5%	1.70	13.3%	2.8	16.7%	1.4	7.7%
1995	5.12	7.6%	1.90	11.8%	3.1	10.7%	1.5	7.1%
1996	5.25	2.5%	2.20	15.8%	3.5	12.9%	1.7	13.3%
1997	5.71	8.8%	2.70	22.7%	4.0	14.3%	1.8	5.9%
1998	6.13	7.4%	3.15	16.7%	4.4	10.0%	1.9	5.6%
1999	6.72	9.6%	3.65	15.9%	4.9	11.4%	2.1	10.5%
2000	7.72	14.9%	4.20	15.1%	5.3	8.2%	2.3	9.5%
2001	8.60	11.4%	4.80	14.3%	5.8	9.4%	2.5	8.7%
2002	9.40	9.3%	5.50	14.6%	6.2	6.9%	3.0	20.0%
2003	10.70	13.8%	6.48	17.8%	6.7	8.1%	3.4	13.3%
2004	12.00	12.1%	7.87	21.5%	7.2	7.5%	3.9	14.7%

CAGR		9.80%		14.40%		11.90%		9.50%

Sources: Ragatz Associates, a Wyndham Worldwide business, which is currently known as NorthCourse; ARDA; Bear, Stearns & Co. Inc.

Based on published industry data, we believe that the following factors have contributed to the substantial growth, particularly in North America, of the vacation ownership industry over the past two decades:

•	increased consumer confidence in the industry based on enhanced consumer protection regulation of the industry;

•	entry of lodging and entertainment companies into the industry, including Marriott International, The Walt Disney Company, Hilton Hotels Corporation, Hyatt Corporation, and Starwood Hotels and Resorts Worldwide, Inc.;

•	increased flexibility for owners of vacation ownership interests made possible through owners’ affiliations with vacation ownership exchange companies and vacation ownership companies’ internal exchange programs;

•	improvement in quality of resorts and resort management and servicing; and

•	improved financing availability for purchasers of vacation ownership interests.

Demographic factors explain, in part, the growth of the industry. A 2003 study of vacation ownership purchasers revealed that the average purchaser was 53 years of age and had a median household income of $85,000. The average purchaser in the United States, therefore, is a baby boomer who has disposable income and interest in purchasing vacation products. We expect that baby boomers will continue to have a positive influence on the future growth of the vacation ownership industry.

According to the information compiled by the ARDA, the three primary reasons consumers cite for purchasing vacation ownership interests are: (i) flexibility with respect to different locations, unit sizes and times of year, (ii) the opportunity to exchange into other resort locations, and (iii) the certainty of quality accommodations. According to a 2005 ARDA study, nearly 85% of owners of vacation ownership interests indicated high levels of satisfaction. With respect to exchange opportunities, most owners of vacation ownership interests can exchange vacation ownership interests through exchange companies and through the applicable vacation ownership company’s internal network of properties.

WYNDHAM HOTEL GROUP

Overview

Wyndham Hotel Group, our lodging business, franchises hotels and provides property management services to owners of upscale branded hotels. Through steady organic growth and acquisitions of established lodging franchise systems over the past 15 years, our lodging business has become the world’s largest lodging franchisor as measured by the number of franchised hotels. Our lodging business has over 6,300 franchised hotels, which represent approximately 525,000 rooms on six continents. Our franchised hotels operate under one of our ten lodging brands, which are Wyndham Hotels and Resorts, Wingate Inn, Ramada, Baymont, Days Inn, Super 8, Howard Johnson, AmeriHost Inn, Travelodge and Knights Inn. The breadth and diversity of our lodging brands provide potential franchisees with a range of options for affiliating their properties with one or more of our brands. Our lodging business has a strong presence across the middle and economy segments of the lodging industry and a developing presence in the upscale segment, thus providing individual consumers who are traveling for leisure or business with options for hospitality products and services across various price ranges. We first entered into the upscale segment of the domestic lodging industry in October 2005, when we acquired the franchise and property management businesses associated with the Wyndham Hotels and Resorts brand. We strengthened our position in the middle segment of the domestic lodging industry in April 2006, when we acquired the franchise business of Baymont Inn & Suites.

Throughout this information statement, we use the term “hotels” to apply to hotels, motels and/or other accommodations, as applicable. In addition, the term “franchise system” refers to a system through which a franchisor provides services to hotels whose independent owners pay to receive such services from the franchisor under the specific terms of a franchise agreement. The services provided through a franchise system typically include reservations, sales leads, marketing and advertising support, training, quality assurance inspections, operational support and information, pre-opening assistance, prototype construction plans, and national or regional conferences.

Our franchised hotels represent approximately 10% of the U.S. hotel room inventory. In 2005, our franchised hotels sold 8.2%, or approximately 84.1 million, of the one billion hotel rooms sold in the United States. Throughout this information statement, we refer to nights at hotel rooms as “hotel room nights.” In 2005, our franchised hotels sold approximately 19.5% of all hotel room nights sold in the United States in the economy and midscale segments. Our franchised hotels are dispersed throughout North America, which reduces our exposure to any one geographic region. Approximately 92% of the hotel rooms, or approximately 481,000 rooms, in our franchised hotels are located throughout North America, and approximately 8% of the hotel rooms, or approximately 44,000 rooms, are located outside of North America. In addition, our lodging franchises are dispersed among numerous franchisees, which reduces our exposure to any one lodging franchisee. Of our approximately 5,000 lodging franchisees, no one franchisee accounts for more than 2% of our franchised hotels. Our lodging business provides our franchised hotels with a suite of operational and administrative services, including access to an international central reservations system, advertising, promotional and co-marketing programs, referrals, technology, training and volume purchasing. In 2003, our lodging business introduced the TripRewards loyalty program, the world’s largest hotel rewards program as measured by the number of participating hotels, for the benefit of the franchise business. In connection with our acquisition of Wyndham Hotels and Resorts’ franchise business in October 2005, we acquired the related property management business and began offering hotel property management services. As of March 31, 2006, our lodging business held hotel property management contracts for 19 hotels associated with the Wyndham Hotels and Resorts brand. We expect to expand our property management business by strategically entering into property management contracts with new and existing hotels franchised under our brands.

Our lodging business derives a majority of its revenues from franchising hotels and derives additional revenues from property management. The sources of revenues from franchising hotels are initial franchise fees, which relate to services provided to assist a franchised hotel to open for business under one of our brands, and ongoing franchise fees, which are comprised of royalty fees and other fees relating to marketing and reservations. The royalty fees are intended to cover the use of our trademarks and our operating expenses, such as expenses incurred for franchise services, including quality assurance and administrative support, and to provide us with operating profits. The fees relating to marketing and reservations are intended to reimburse us for expenses associated with providing certain other franchise services, such as a central reservations system and advertising and marketing programs. Because franchise fees generally are based on percentages of the franchisees’ gross revenues, increasing RevPAR at franchised hotels is important to our revenue growth. Expanding our portfolio of franchised hotels and providing world-class service and support are also important to our revenue growth. The sources of revenues from property management are management fees, service fees and reimbursement revenues. Our management fees are comprised of base fees, which typically are calculated based upon a specified percentage of gross revenues from hotel operations, and incentive management fees, which typically are calculated based upon a specified percentage of a hotel’s operating profit or the amount by which a hotel’s operating profit exceeds specified targets. Service fees include fees derived from accounting, design, construction and purchasing services and technical assistance provided to managed hotels. Reimbursement revenues are intended to cover expenses the property management business spends to provide advertising and promotion, marketing and sales, centralized reservations and other services. For the three months ended March 31, 2006 and the full year ended December 31, 2005, revenues from our lodging business totaled $144 million and $533 million, respectively. For the three months ended March 31, 2006 and the full year ended December 31, 2005, our lodging business, which is part of the business that Cendant currently refers to as the Hospitality Services business, contributed approximately 17% and 15% of our revenues, respectively, and approximately 23% and 26% of our combined segment EBITDA, respectively.

Our lodging business operates under two franchise models. In the United States, Canada and the United Kingdom, we employ a direct franchise model whereby we contract with and provide services and assistance with reservations directly to independent owner-operators of hotels. In other parts of the world, we generally employ either a direct franchise model or a master franchise model whereby we contract with a qualified, experienced third party to build a franchise enterprise in such third party’s country or region. Beginning in 2005, we began offering property management services to owners of upscale branded hotels.

Lodging Brands

We franchise ten widely known lodging brands:

•	Wyndham Hotels and Resorts. The Wyndham Hotels and Resorts brand was founded in 1981, and we acquired the brand in 2005. Wyndham Hotels and Resorts had been named Wyndham International Inc. until 2005. Wyndham Hotels and Resorts serves the upscale segment of the lodging industry with approximately 100 hotels and approximately 26,700 rooms located in the United States, Canada, the Caribbean and Mexico. The Wyndham Hotels and Resorts system includes Viva Wyndham Resorts, a collection of all-inclusive resorts in the Caribbean and Mexico.

Wyndham Hotels and Resorts offers signature programs, which include:

•	Wyndham’s Meetings ByRequest program, which is designed to help groups plan meetings. The program features 24-hour turnaround on all correspondence between the group’s meeting planner and Wyndham’s meetings manager, 100% wired or wireless Internet connectivity and catering options;

•	Wyndham’s Women On Their Way program, which is dedicated to women business travelers; and

•	Wyndham ByRequest program, which is a guest recognition program that provides returning guests with personalized accommodations.

•	Wingate Inns International. We created and launched the Wingate Inn brand in 1995 and opened the first hotel a year later. The all-new-construction Wingate Inn brand serves the upper middle segment of the lodging industry and franchises approximately 150 hotels with approximately 13,600 rooms located in the United States and Canada. Wingate Inn hotels currently offer all-inclusive pricing that includes the price of the room; complimentary wired and wireless high-speed Internet access, faxes and photocopies, deluxe continental breakfast, local calls and access for long-distance calls; and access to a 24-hour self-service business center equipped with computers with high-speed Internet access, a fax, a photocopier and a printer. Each hotel features a boardroom and meeting rooms with high-speed Internet access, a fitness room with a whirlpool and, at most locations, a swimming pool. Wingate Inn hotels currently do not offer food and beverage services.

•	Ramada Worldwide. The Ramada brand was founded in 1954. We licensed the United States and Canadian trademark rights to the Ramada brand prior to acquiring the rights in 2002 and acquired the ownership rights to the brand on a worldwide basis in 2004. In North America, we serve the middle segment through Ramada, Ramada Hotel, Ramada Plaza and Ramada Limited, and internationally we serve the middle and upscale segments of the lodging industry through Ramada Resort, Ramada Hotel and Resort, Ramada Hotel and Suites, Ramada Plaza and Ramada Encore. Ramada Worldwide franchises approximately 900 hotels with approximately 107,300 rooms located in the United States, Canada, Costa Rica, Mexico, United Kingdom, Ireland, France, Switzerland, Finland, Sweden, the Netherlands, Germany, Italy, Czech Republic, Hungary, Lithuania, Romania, Turkey, Egypt, Bahrain, Morocco, Saudi Arabia, Qatar, Oman, United Arab Emirates, Australia, Japan, South Korea, Indonesia, China and India. The United States Ramada franchise system is currently undergoing a multimillion dollar repositioning program designed to improve the customer experience, value and, most importantly, overall product quality to ensure the brand’s future growth and competitiveness in the middle segment of the industry and the upscale segment of the international industry. The repositioning will result in a new logo and signage, a new prototype, upgraded standards and amenities, and incentives for developers to build new hotels to be franchised under the Ramada brand and hotel owners to convert their hotels to hotels franchised under the Ramada brand. As part of the repositioning effort, each Ramada property is expected to upgrade certain of the amenities it currently offers and to introduce new amenities.

•	Baymont Franchise Systems. Founded in Wisconsin in 1976 under the Budgetel Inns brands, the system was converted in 1999 to the Baymont Inn & Suites brand. We acquired the brand in April 2006. Baymont Franchise Systems primarily serves the middle segment of the lodging industry and franchises 115 hotels with approximately 9,400 rooms located in the United States. Following the closing of our acquisition of the franchise business of Baymont Inn & Suites, we announced our intent to consolidate the AmeriHost-branded properties with our newly acquired Baymont-branded properties to create a more significant midscale brand. We expect this consolidation to occur in the next several months. Baymont Inn & Suites rooms feature oversized desks, ergonomic chairs and task lamps, voicemail, free local calls, in-room coffee maker, iron and board, hair dryer and shampoo, television with premium channels, pay-per-view movies and/or satellite movies and video games. Most locations feature high-speed Internet access, swimming pool, airport shuttle service and fitness center.

•	Days Inns Worldwide. The Days Inn brand was created by Cecil B. Day in 1970, when the lodging industry consisted of only a dozen national brands. We acquired the brand in 1992. Days Inns Worldwide serves the upper economy segment of the lodging industry. Days Inns Worldwide franchises approximately 1,800 hotels with approximately 149,500 rooms located in the United States, Canada, Mexico, Argentina, Uruguay, Ireland, United Kingdom, Italy, Egypt, Jordan, South Africa, Guam, China, India and the Philippines. In the United States, we serve the upper economy segment of the lodging industry through Days Inn, Days Hotel, Days Suites, DAYSTOP and Days Inn Business Place, and in the United Kingdom we serve the upper economy segment of the lodging industry through Days Hotels, Days Inn and Days Serviced Apartments. Many properties offer on-site restaurants, lounges, meeting rooms, banquet facilities, exercise centers and a complimentary continental breakfast and newspaper each morning. Each Days Suites room provides separate living and sleeping areas, with a telephone and television in each area. Each Days Inn Business Place room currently offers high-intensity lighting, a large desk, a microwave/refrigerator unit, a coffeemaker, an iron and ironing board, and snacks and beverages.

•	Super 8 Motels. The first motel operating under the Super 8 brand opened in October 1974. We acquired the brand in 1993. Super 8 Motels serves the economy segment of the lodging industry. Super 8 Motels franchises approximately 2,000 hotels with approximately 123,700 rooms located in the United States, Canada and China. Super 8 motels currently provide complimentary continental breakfast. Participating motels currently allow pets and offer free local calls for free, fax and copy services, microwaves, suites, guest laundry, exercise facilities, cribs, rollaway beds and pools.

•	Howard Johnson International. The Howard Johnson brand was founded in 1925 by entrepreneur Howard Dearing Johnson as an ice cream stand within an apothecary shop in Quincy, Massachusetts, and the first hotel operating under the brand opened in 1954 in Savannah, Georgia. We acquired the brand in 1990. Howard Johnson serves the middle segment of the lodging industry through Howard Johnson Plaza, Howard Johnson Inn and Howard Johnson Hotel and the economy segment of the lodging industry through Howard Johnson Express. Howard Johnson franchises approximately 500 hotels with approximately 42,600 rooms located in the United States, Canada, Caribbean, Guatemala, Mexico, Argentina, Brazil, Columbia, Ecuador, Peru, Venezuela, Malta, Romania, Israel, Jordan, United Arab Emirates, China and India.

Howard Johnson offers signature programs, which include:

•	Comforts of Home program, which provides for the following items in each guest room: a 25-inch television, a coffeemaker, an AM/FM radio, free access for long-distance calls, voicemail, a hair dryer, and an iron and ironing board.

•	Home Office rooms, which feature a large, brightly illuminated work space, a microwave, a refrigerator and a cordless telephone.

•	AmeriHost Franchise Systems. The first AmeriHost Inn hotel opened in Athens, Ohio in 1989. We acquired the brand in 2000. AmeriHost Franchise Systems serves the middle segment of the lodging industry through AmeriHost Inn and AmeriHost Inn & Suites. AmeriHost Franchise Systems franchises approximately 100 hotels with approximately 8,300 rooms located in the United States. AmeriHost Inn hotels currently do not offer food and beverage services; however, AmeriHost Inn hotels generally refer guests for dine-out or delivery meal options within a network of local businesses. In April 2006, following the closing of our acquisition of the franchise business of Baymont Inn & Suites, we announced our intent to consolidate the AmeriHost-branded properties with our newly acquired Baymont-branded properties to create a more significant midscale brand.

•	Travelodge Hotels. In 1935, founder Scott King established his first motor court operating under the Travelodge brand in San Diego. We acquired the brand (in North America only) in 1996. Travelodge Hotels franchises approximately 500 hotels with approximately 37,700 rooms located in the United States, Canada and Mexico. Travelodge Hotels serves the upper and lower economy segments of the lodging industry in the United States through Travelodge, Travelodge Suites and Thriftlodge hotels, serves the middle segment of the lodging industry in Canada through Travelodge and Thriftlodge hotels, and serves the middle segment of the lodging industry in Mexico through Travelodge and Thriftlodge hotels.

•	Knights Franchise Systems. The Knights Inn brand was created in 1972, and the first hotel operating under the brand opened in Columbus, Ohio. We acquired the brand in 1995. Knights Franchise Systems serves the lower economy segment of the lodging industry. Knights Franchise Systems franchises approximately 200 hotels with approximately 16,200 rooms located in the United States and Canada.

System Performance and Distribution

The following table provides a summary description of our lodging franchise systems that were open and operating as of March 31, 2006. The table includes information from the trailing 12-month period prior to March 31, 2006 on average occupancy rate, ADR and average RevPAR for each lodging franchise system. We derived the information in the table from information we have received from our franchisees. The table also includes information on each lodging franchise system’s segment of the lodging industry.

Brand(1)	Primary Domestic Segment Served(2)	Average Rooms Per Property	# of Properties	# of Rooms(3)	Average Occupancy Rate	Average Daily Rate (ADR)	Average Revenue Per Available Room (RevPAR)
Wyndham Hotels and Resorts(4)	Upscale	284	94	26,738	65.8%	$110.86	$72.94

Wingate Inn	Upper Middle	93	146	13,556	64.3%	$79.54	$51.14

Ramada	Middle	119	899	107,276	53.9%	$67.62	$36.42

Days Inn	Upper Economy	81	1,840	149,468	50.5%	$58.50	$29.53

Super 8	Economy	61	2,034	123,725	54.0%	$54.07	$29.22

Howard Johnson	Middle & Economy	94	453	42,572	48.5%	$61.55	$29.88

AmeriHost Inn(5)	Middle	72	115	8,250	55.2%	$61.00	$33.64

Travelodge	Upper Economy & Lower Economy	75	506	37,739	49.6%	$58.74	$29.11

Knights Inn	Lower Economy	75	215	16,166	41.7%	$38.37	$16.00

Total		83	6,302	525,490	52.3%	$61.27	$32.06

(1)	The list of brands excludes Baymont Franchise Systems, which we acquired in April 2006. Baymont Franchise Systems consists of 115 hotels, which represent 9,415 rooms.
(2)	The “economy” segments discussed here, while based on the Smith Travel Research chain-scale segments represented in the table on page 118 of this information statement, provide a greater degree of differentiation to correspond with the price sensitivities of our customers by brand. The “middle” segment discussed here encompasses both the Smith Travel Research “midscale without food and beverage” and “midscale with food and beverage” segments.
(3)	From time to time, as a result of hurricanes, other adverse weather events and ordinary wear and tear, some of the rooms at these hotels may be taken out of service for repair and renovation and therefore may be unavailable.
(4)	Information on average occupancy rate, ADR and average RevPAR for Wyndham Hotels and Resorts is not from the trailing 12-month period prior to March 31, 2006, because we acquired the brand in October 2005. Such information is for the period since the acquisition date.
(5)	The total number of properties in AmeriHost Franchise Systems includes three hotels franchised under the Aston brand, which is a small lodging brand that we franchise in Canada; these three hotels represent 255 rooms.

Our franchised hotels are dispersed throughout North America and have a presence throughout Asia/Pacific, Latin/South America, Europe and the Middle East/Africa, which reduces our exposure to any one geographic region. The following table provides a summary description of our properties by geographic region. The table includes information from the trailing 12-month period prior to March 31, 2006 on average occupancy rate, ADR and average RevPAR.

Region	# of Properties	# of Rooms(1)	Average Occupancy Rate	Average Daily Rate (ADR)	Average Revenue Per Available Room (RevPAR)
United States(2)	5,534	444,964	52.2%	$59.28	$30.92

Canada(3)	437	36,090	56.7%	$68.56	$38.89

Asia/Pacific	72	12,803	48.9%	$75.12	$36.71

Latin/South America	59	8,329	41.7%	$47.64	$19.88

Europe	177	20,060	53.4%	$81.49	$43.48

Middle East/Africa	23	3,244	56.7%	$81.12	$46.00

Total	6,302	525,490	52.3%	$61.27	$32.06

(1)	From time to time, as a result of hurricanes, other adverse weather events and ordinary wear and tear, some of the rooms at these hotels may be taken out of service for repair and renovation and therefore may be unavailable.
(2)	The total number of properties excludes 115 hotels in Baymont Franchise Systems, which franchise system we acquired in April 2006; these 115 hotels represent 9,415 rooms.
(3)	The total number of properties in AmeriHost Franchise Systems includes three hotels franchised under the Aston brand, which is a small lodging brand that we franchise in Canada; these three hotels represent 255 rooms.

Franchise Development

Under our direct franchise model, we principally market our lodging brands to independent hotel and motel owners and to hotel and motel owners who have the rights to terminate their franchise affiliations with other lodging brands. We also market franchises under our lodging brands to existing franchisees because many own, or may own in the future, other hotels that can be converted to one of our brands. Under our master franchise model, we principally market our lodging brands to third parties that assume the principal role of franchisor, which entails selling individual franchise agreements and providing quality assurance, marketing and reservations support to franchisees. As part of our franchise development strategy, we employ a national sales force that we compensate in part through commissions. Because of the importance of existing franchised hotels to our sales strategy, a significant part of our franchise development efforts is to ensure that our franchisees provide quality services to maintain the satisfaction of customers.

Franchise Agreements

Our standard franchise agreement grants a franchisee the right to non-exclusive use of the applicable franchise system in the operation of a single hotel at a specified location, typically for a period of 15 to 20 years, and gives the franchisor and franchisee certain rights to terminate the franchise agreement before the conclusion of the term of the agreement under certain circumstances, such as upon designated anniversaries of the franchised hotel’s opening or the date of the agreement. Early termination options in franchise agreements give us flexibility to eliminate or re-brand franchised hotels if such properties become weak performers, even if there is no contractual failure by the franchisees. We also have the right to terminate a franchise agreement for failure by a franchisee to (i) bring its properties into compliance with contractual or quality standards within specified periods of time, (ii) pay required franchise fees or (iii) comply with other requirements of its franchise agreement.

Master franchise agreements, which are individually negotiated and vary among our different brands, typically contain provisions that permit us to terminate the agreement if the other party to the agreement fails to meet specified development schedules. Our master franchise agreements generally are competitive with the industry averages within industry segments.

Sales and Marketing of Hotel Rooms

We use the marketing/reservation fees that our franchisees pay to us to promote our brands through media advertising, direct mail, direct sales, promotions and publicity. A portion of the funds contributed by the franchisees of any one particular brand is used to promote that brand, whereas the remainder of the funds is allocated to support the cost of multibrand promotional efforts and to our marketing and sales team, which includes, among others, our worldwide sales, public relations, loyalty and direct marketing teams.

In 2005, the efforts of our worldwide sales team contributed approximately 10% of the annual hotel room nights sold at our franchised hotels. To supplement the worldwide sales team’s efforts, our public relations team extends the reach and frequency of our paid advertising by generating extensive, unpaid exposure for our brands in trade and consumer media including USA TODAY, The New York Times, Financial Times, Frommer’s and other widely-read publications.

Central Reservations

In 2005, we booked on behalf of our franchised hotels (excluding hotels franchised under the Wyndham Hotels and Resorts and Baymont brands) approximately 4.3 million rooms by telephone, approximately 8.4 million rooms through the Internet and approximately 2.0 million rooms through global distribution systems, with a combined value of the bookings in excess of one billion dollars. Additionally, our worldwide sales team generated leads for bookings from tour operators, travel agents, government and military clients, and corporate and small business accounts. We maintain contact centers in Saint John, New Brunswick, Canada and Aberdeen, South Dakota that handle bookings generated through our toll-free brand numbers. These centers are supplemented by outsourced call center support in the Philippines. We maintain numerous brand websites to process online room reservations, and we utilize global distribution systems to process reservations generated by travel agents and third-party Internet booking sources, including Orbitz.com and CheapTickets.com, which are operated by a current division of Cendant, and Expedia.com and Travelocity.com. To ensure we receive bookings by travel agents and third-party Internet booking sources, we provide direct connections between our central reservations system and most third-party Internet booking sources. The majority of hotel room nights are sold by our franchisees to guests who seek accommodations on a walk-in basis or through calls made directly to hotels, which we believe is attributable in part to the strength of our lodging brands.

Since 2001, bookings made directly by customers on our brand websites have been increasing by approximately 28% per year, and increased to 4.3 million room nights per year in 2005. Since 2001, bookings made through third-party Internet booking sources increased 15% annually while bookings made through global distribution systems declined 10% annually.

Loyalty Programs

The TripRewards program, which was introduced in 2003, has grown steadily to become, we believe, the lodging industry’s largest loyalty program as measured by the number of participating hotels. There are currently approximately 6,000 hotels that participate in the program. With more than 30 businesses offering to participants TripRewards points for purchases, the program offers its members numerous options to accumulate points. Members, for example, may accumulate points by staying in hotels franchised under one of our worldwide brands, renting Avis® and Budget® cars and purchasing everyday products and services from the various businesses that participate in the program. When staying at hotels franchised under one of our brands, TripRewards members may elect to earn airline miles or rail points instead of TripReward points. Businesses where points can be earned generally pay a fee to participate in the program; such fees are then used to support the program’s marketing and operating expenses. TripRewards members have more than 270 options to redeem their points. Members, for example, may redeem their points for hotel stays, airline tickets, resort vacations, electronics, sporting goods, movie and theme park tickets, and gift certificates. As of March 31, 2006, TripRewards had more than 4.3 million active members, which we define as any customer who has enrolled in the TripRewards program or earned or redeemed points in the program over the past 18 months, and the program added an average of more than 200,000 active members per month in 2005.

With the acquisition of Wyndham Hotels and Resorts, we acquired the Wyndham ByRequest Program, a guest recognition program that provides returning guests with personalized accommodations.

Property Management

In connection with our acquisition of Wyndham Hotels and Resorts’ franchise business, we acquired Wyndham’s property management business and began offering hotel property management services. As of March 31, 2006, our lodging business owned hotel property management contracts for 19 properties associated with the Wyndham Hotels and Resorts brand. Our property management business offers customers professional oversight of independently owned hotels and comprehensive operations support, including hiring, training, purchasing, revenue management, sales and marketing, and food and beverage; financial management and analysis; and information systems management and integration.

Strategies

We intend to continue to accelerate growth of our lodging business by (i) expanding our strong presence in the domestic economy segment to maintain our leadership position through room growth and RevPAR growth; (ii) expanding the number of properties in the domestic middle and upscale segments; and (iii) expanding our international presence through increasing the number of properties in our core brands. Our plans generally focus on pursuing these strategies organically. In addition, in appropriate circumstances, we will consider opportunities to acquire businesses, both domestic and international, including through the use of Wyndham Worldwide common stock as currency.

Domestic

Our strategy for growing economy brands in North America faster than the competitive set revolves around (i) enhancing our value to franchisees by improving rate and inventory management capabilities, investing in systems, and training and growing the TripRewards loyalty program, (ii) improving the customer’s experience by developing and implementing brand standard enhancements and (iii) optimizing system growth by adding franchised hotels in markets where brands are underrepresented and optimizing brand RevPAR performance by helping franchisees manage their rates and inventory, enrolling more TripRewards members and introducing seasonal promotions. Our approach for expanding our domestic middle and upscale presence is to fully utilize property management services to attract developers; establish and implement the Wyndham master brand plan with upper-upscale, upscale and select-service products; complement Wingate Inn product quality with Wyndham brand recognition; continue the domestic Ramada repositioning plan by enhancing service, value and quality; and strengthen our position in the middle segment through the consolidation of AmeriHost-branded with our newly acquired Baymont-branded properties.

International

Our strategy for international growth is to expand the presence of our core brands and selectively utilize direct/master franchising, management agreements and joint-venture models across three international regions: Europe, Asia-Pacific and Latin America.

We intend to expand the Days Inn brand in the United Kingdom and in new markets that exhibit strong growth in the economy segment. We intend to expand the Ramada brand beyond its established base of properties in the United Kingdom and Germany into new markets that exhibit strong growth in the middle segment. We intend to expand the Wyndham brand in gateway and destination cities in Europe that exhibit strong growth in the upscale segment. Our expansion strategy for the Wyndham brand in European gateway and destination cities includes increasing the number of franchised and managed hotels through acquisitions and through conversions of existing non-affiliated hotels to the Wyndham brand. In Europe, we intend to pursue growth in the number of franchised hotels through our direct franchise model for our Days Inn brand. In addition, we may pursue growth in the numbers of franchised and managed hotels through joint ventures.

In the Asia-Pacific region, particularly China, our strategy is to expand the Super 8 brand in the economy segment and the Ramada, Days Inn and Howard Johnson brands in the middle and upscale segments. In the near future, our strategy will include introducing the Wyndham brand to the region. In the Asia-Pacific region, we intend to pursue growth in the number of franchised hotels through our direct franchise model for our Ramada and Wyndham brands and through our master franchise model for our Super 8, Days Inn and Howard Johnson brands. In addition, we intend to pursue growth in the number of managed hotels through new agreements with hotels franchised under our Ramada and Wyndham brands. In addition, we may pursue growth in the numbers of franchised and managed hotels through joint ventures.

We intend to pursue growth in Latin America, particularly in Mexico and in the Caribbean, by expanding the Ramada brand in the middle segment, expanding the Wyndham brand in the upscale segment and continuing to support hotels franchised under the Howard Johnson brand. In Latin America, we intend to pursue growth in the number of franchised hotels through our direct franchise model for our Ramada brands and through our master franchise model for our Days Inn and Howard Johnson brands and growth in the number of managed hotels through new management agreements with hotels franchised under our brands.

Seasonality

Franchise and management fees are generally higher in the second and third quarters than in the first or fourth quarters. Because of increased leisure travel and the concomitant ability to charge higher ADRs during the spring and summer months, hotels we franchise or manage typically generate higher revenue during these months. Therefore, any occurrence that disrupts travel patterns during the spring or summer could have a greater adverse effect on our franchised hotels’ and managed properties’ annual performances and consequently on our annual performance than occurrences that disrupt travel patterns in other seasons. We cannot predict whether these seasonal trends will continue in the future.

Competition

Competition among the national lodging brand franchisors to grow their franchise systems is robust. The lodging companies that we compete with in the upscale and upper middle segments include Marriott International Inc., Hilton Hotels Corporation, Starwood Hotels & Resorts Worldwide, Inc., InterContinental Hotels Group PLC and Hyatt Corporation. The lodging companies that we compete with in the middle and economy segments include Marriott International Inc., Choice Hotels International, Inc. and Accor SA.

We believe that competition for the sales of franchises in the lodging industry is based principally upon the perceived value and quality of the brands and of the services offered to franchisees. We believe that the perceived value of a brand name to prospective franchisees is, to some extent, a function of the success of the existing hotels franchised under the brands. We believe that prospective franchisees value a franchise based upon their views of the relationship between the costs, including costs of affiliation and conversion and future charges, to the benefits, including potential for increased revenue and profitability, and upon the reputation of the franchisor.

The ability of an individual franchisee to compete may be affected by the location and quality of its property, the number of competing properties in the vicinity, community reputation and other factors. A franchisee’s success may also be affected by general, regional and local economic conditions. The potential negative effect of these conditions on our results of operations is substantially reduced by virtue of the diverse geographical locations of our franchised hotels.

Trademarks

We own the trademarks “Wyndham Hotels and Resorts,” “Wingate Inn,” “Ramada,” “Baymont,” “Days Inn,” “Super 8,” “Howard Johnson,” “AmeriHost Inn,” “Travelodge” (in North America only), “Knights Inn,” “TripRewards” and related trademarks and logos. Such trademarks and logos are material to the businesses that are part of our lodging business. Our franchisees and our subsidiaries actively use these marks, and all of the material marks are registered (or have applications pending) with the United States Patent and Trademark Office as well as with the relevant authorities in major countries worldwide where these businesses have significant operations.

RCI GLOBAL VACATION NETWORK

Overview

RCI Global Vacation Network, our vacation exchange and rental business, provides vacation exchange products and services to developers, managers and owners of intervals of vacation ownership interests, and markets vacation rental properties. We are the world’s largest vacation exchange network and among the world’s largest global marketers of vacation rental properties. Our vacation exchange and rental business has access for specified periods, in a majority of cases on an exclusive basis, to approximately 55,000 vacation properties, which are comprised of approximately 4,000 vacation ownership resorts around the world with units that are exchanged through our vacation exchange business and approximately 51,000 vacation rental properties that are located principally in Europe, which we believe makes us one of the world’s largest marketers of European vacation rental properties as measured by the number of properties we market for rental. Each year, our vacation exchange and rental business provides more than four million leisure-bound families with vacation exchange and rental products and services. The properties available to leisure travelers through our vacation exchange and rental business include hotel rooms and suites, villas, cottages, bungalows, campgrounds, vacation ownership condominiums, city apartments, second homes, fractional private residences, luxury destination clubs and boats. We offer leisure travelers flexibility (subject to availability) as to time of travel and a choice of lodging options in regions that such travelers may not typically have such ease of access, and we offer property owners marketing services, quality control services and property management services ranging from key-holding to full property maintenance for such properties. Our vacation exchange and rental business has 50 worldwide offices. We market our products and services using seven primary brands and other related brands.

Throughout this information statement, we use the term “inventory” in the context of our vacation exchange and rental business to refer to intervals of vacation ownership interests and primarily independently owned properties, which include hotel rooms and suites, villas, cottages, bungalows, campgrounds, vacation ownership condominiums, city apartments, second homes, fractional private residences, luxury destination clubs and boats. In addition, throughout this information statement, we refer to intervals of vacation ownership interests as “intervals” and individuals who purchase vacation rental products and services from us as “rental customers.”

Our vacation exchange and rental business primarily derives its revenues from fees. Our vacation exchange business, RCI, derives a majority of its revenues from annual membership dues and exchange fees for transactions. Our vacation exchange business also derives revenues from ancillary services, including travel agency services and loyalty programs. Our vacation rental business primarily derives its revenues from fees, which generally range from approximately 25% to 50% of the gross rent charged. Our vacation rental business also derives revenues from travel insurance sales in Europe, transportation fees, property management fees and on-site revenue from ancillary services, including travel agency services. For the three months ended March 31, 2006 and the full year ended December 31, 2005, revenues from our vacation exchange and rental business totaled $282 million and $1,068 million, respectively. For the three months ended March 31, 2006 and the full year ended December 31, 2005, our vacation exchange and rental business, which is part of the business that Cendant currently refers to as the Hospitality Services business, contributed approximately 32% and 31% of our revenues, respectively, and approximately 42% and 37% of our combined segment EBITDA, respectively.

Through our vacation exchange business, RCI, we have relationships with approximately 4,000 vacation ownership resorts in more than 100 countries. Historically, our vacation exchange business consisted of the operation of worldwide exchange programs for owners of intervals. Today, our vacation exchange business also provides property management services and consulting services for the development of tourism-oriented real estate, loyalty programs, in-house and outsourced travel agency services, and third-party vacation club services.

We operate our vacation exchange business, RCI, through three worldwide exchange programs that have a member base of vacation owners who are generally well-traveled and affluent and who want flexibility and variety in their travel plans each year. Our vacation exchange business’ three exchange programs, which serve owners of intervals at affiliated resorts, are RCI Weeks, RCI Points and The Registry Collection. Participants in these exchange programs pay annual membership dues. For additional fees, such participants are entitled to exchange intervals for intervals at other properties affiliated with our vacation exchange business. In addition, certain participants may exchange intervals for other leisure-related products and services. We refer to participants in these three exchange programs as “members.” In addition, the Endless Vacation® magazine is the official publication of our RCI Weeks and RCI Points exchange programs, and certain members can obtain the benefits of participation in our RCI Weeks and RCI Points exchange programs only through a subscription to Endless Vacation® magazine. The use of the terms “member” or “membership” with respect to either the RCI Weeks or RCI Points exchange program is intended to denote subscription to Endless Vacation® magazine.

The RCI Weeks exchange program is the world’s largest vacation ownership exchange network. We market this exchange program under the RCI Weeks name. The RCI Weeks exchange program provides members with flexibility to trade week-long intervals in units at their resorts for week-long intervals in comparable units at the same resorts or at comparable resorts.

The RCI Points exchange program is a global points-based exchange network. We market this exchange program under the RCI Points trademark. The RCI Points exchange program, which was developed and launched in 2000, allocates points to intervals that members cede to the exchange program. Under the RCI Points exchange program, members may redeem their points for the use of vacation properties in the exchange program or for other products, such as airfare, car rentals, cruises, hotels and other accommodations. When points are redeemed for these services, our vacation exchange business has the right to recoup the expense of providing the services by renting the use of vacation properties for which the members could have redeemed their points.

We believe that The Registry Collection exchange program is one of the industry’s first global exchange network of luxury vacation accommodations. The luxury vacation accommodations in The Registry Collection’s network include higher-end vacation ownership resorts, fractional ownership resorts and condo-hotels. The Registry Collection allows members to exchange their intervals for the use of other vacation properties within the network or for other products, such as airfare, car rentals, cruises, hotels and other accommodations. The members of The Registry Collection exchange program often own greater than two-week intervals in affiliated resorts.

We acquire substantially all members of our exchange programs indirectly. In most cases, an affiliated resort developer buys an RCI membership that entitles the vacation ownership interval purchaser to receive periodicals and directories published by RCI and to use the applicable exchange program for an additional fee. The vacation ownership interval purchaser generally pays for membership renewals and any applicable exchange fees for transactions.

Our vacation exchange business also provides property management services and consulting services for the development of tourism-related real estate, loyalty programs, in-house and outsourced travel agency services, and third-party vacation club services. Our third-party vacation club business consists of private label exchange clubs that RCI operates and manages for certain of its larger affiliates. Club management is a growing trend in the vacation ownership industry and a growing piece of our vacation exchange business. Approximately 95% of the third-party vacation clubs are points-based.

Our vacation exchange business operates in North America, Europe, Latin America, South Africa, Australia, the Pacific Rim, the Middle East and China and tailors its strategies and operating plans for each of the geographical environments where RCI has or seeks to develop a substantial member base.

The rental properties we market are principally privately-owned villas, cottages, bungalows and apartments that generally belong to property owners unaffiliated with us. In addition to these properties, we market inventory from our vacation exchange business to developers of vacation ownership properties and other sources. We market rental properties under proprietary brand names, such as Landal GreenParks, English Country Cottages, Novasol, Cuendet and Canvas Holidays, and through select private-label arrangements. Most of the rental activity under our brands takes place in Europe, the United States and Mexico, although we have the ability to source and rent inventory in approximately 100 countries.

Our vacation rental business currently has relationships with approximately 35,000 independent property owners in more than 22 countries, including the United States, United Kingdom, Mexico, France, Ireland, The Netherlands, Belgium, Italy, Spain, Portugal, Denmark, Norway, Sweden, Germany, Greece, Austria, Croatia and certain countries in Eastern Europe and the Pacific Rim. We currently make over 1.4 million vacation rental bookings a year. Our vacation rental business also has the opportunity to market and provide inventory to the over three million owners of intervals who participate in our vacation exchange business. Property owners enter into one year, evergreen or multi-year contracts with our vacation rental subsidiaries to market the rental properties in our portfolio. Our vacation rental business also has an ownership interest in, or capital leases for, approximately 9% of the properties in our rental portfolio.

Customer Development

In our vacation exchange business we affiliate with vacation ownership developers directly as a result of the efforts of our in-house sales teams. Affiliated developers typically sign long-term agreements with durations of five to ten years. Our members are acquired primarily through our affiliated developers as part of the vacation ownership purchase process. In our vacation rental business, we primarily acquire exclusive rental agreements through direct interaction with owners of various types of vacation rental inventory.

Loyalty Program

Our vacation exchange business’ member loyalty program is RCI Elite Rewards, which offers a branded credit card, the RCI Elite Rewards credit card, that allows members to earn points that can be redeemed for items related to our exchange programs, including annual membership dues and exchange fees for transactions and other products offered by our vacation exchange business or certain third parties, including airlines and retailers.

Member and Rental Customer Initiatives

Our vacation exchange and rental business strives to provide superior service to members and rental customers through our call centers and online distribution channels, to offer certain members and rental customers in Canada, Europe, Latin America, South Africa and the Pacific Rim one-stop shopping through our retail travel agency business, and to target current and prospective members and rental customers through our marketing efforts.

Call Centers

Our vacation exchange and rental business services its members and rental customers primarily through global call centers. The requests that we receive at our global call centers are handled by our vacation guides, who are highly skilled at fulfilling our members’ and rental customers’ requests for vacation exchanges and rentals. When our members’ and rental customers’ primary choices are unavailable in periods of high demand, our guides offer the next nearest match in order to fulfill the members’ and rental customers’ needs. Call centers are and are expected to continue to be our primary distribution channel and therefore we invest resources and will continue to do so to ensure that members and rental customers continue to receive a high level of personalized customer service through our call centers.

Internet

Given the interest of some of our members and rental customers in doing transactions on the Internet, we invest and will continue to invest in online technologies to ensure that our members and rental customers receive the same salesmanship and level of service online that we provide through our call centers. As our online distribution channels improve, members and rental customers may shift from transacting business through our call centers to transacting business online. As transacting business online becomes more popular, we expect to experience cost savings at our call centers. By offering our members and rental customers the opportunity to transact business either through our call centers or online, we allow our members and rental customers to use the distribution channel with which they are most comfortable. Regardless of the distribution channel our members and rental customers use, our goal is member and rental customer satisfaction and retention.

Travel Agency

We have an established retail travel agency business outside the United States in such locations as Canada, Europe, Latin America, South Africa and the Pacific Rim. In these regions, our travel agencies provide certain members and rental customers of the vacation exchange and rental business with one-stop shopping for planning vacations. As part of the one-stop shopping, the travel agencies can arrange for our members’ and rental customers’ transportation, such as flights, ferries and rental cars. In the United States, we have entered into an outsourcing agreement with a former affiliate to provide our members and rental customers with travel services.

Marketing

We market to our members and rental customers through the use of brochures, magazines, direct marketing, such as direct mail and e-mail, third-party online distribution channels, tour operators and travel agencies. Our vacation exchange and rental business has 50 business publications involved in the marketing of the business. RCI publishes Endless Vacation® magazine, a travel publication that has a circulation of over 1.7 million. Our vacation exchange and rental business also publishes resort directories and other periodicals related to the vacation and vacation ownership industry and other travel-related services. We acquire the rental customers through our direct-to-consumer marketing, internet marketing and third-party agent marketing programs. We use our publications not only for marketing but also for member and rental customer retention.

Strategies

We intend to continue to grow the numbers of members and rental customers of and transactions facilitated through our vacation exchange and rental business by (i) continually enhancing our core vacation networks; (ii) developing new business models; and (iii) expanding into new markets. Our plans generally focus on pursuing these strategies organically. In addition, in appropriate circumstances, we will consider opportunities to acquire businesses, both domestic and international, including through the use of Wyndham Worldwide common stock as currency.

Continually Enhance Our Core Vacation Networks

We plan to expand the integration of our vacation exchange and rental networks to enhance the value of our products and services to our members and rental customers, and the value of vacation ownership for the resorts that affiliate with us. We are already executing this plan by integrating our vacation exchange and rental networks to provide a larger variety and greater availability of vacation accommodation choices to our members and rental customers. Specifically, vacation rental inventory has been made available to RCI exchange members to add variety and depth to exchange options. Additionally, vacation home proprietors and renters are expected to be offered RCI designed membership programs to drive both rental customer satisfaction and retention. We also plan to enhance the core vacation network by offering different membership types to cater to a wider range of rental customers. Further, we plan to take advantage of a fragmented and unorganized global rental industry by expanding our vacation rental business into North America and a select number of international markets.

Develop New Business Models

We plan to continue to develop new business models that will enhance the value and experience for our members, rental customers and third-party developers who affiliate their resorts with RCI. Our vacation exchange and rental business’ launch of RCI Points brought new value to RCI members and such third-party developers. Today, it remains the only global points-based vacation exchange network. Similarly, the vacation exchange and rental business is in the process of expanding one of the industry’s first luxury exchange networks, The Registry Collection, to address the global, fast growing luxury segment in shared ownership leisure real estate. Additionally, we are developing new business models, such as on-site management and brand licensing/franchising to continue to expand our vacation rental business in Europe. We believe this will be a successful addition to our vacation exchange and rental business model portfolio.

Expand into New Markets

We plan to grow our overall vacation exchange and rental business by expanding into new geographic areas. We have begun to, and plan to continue to, expand into new Asian and Middle Eastern markets. New geographic markets provide us with the opportunity to affiliate with new resorts and developers, to acquire new vacation accommodation inventory types, and to obtain new members and rental customers for our vacation exchange and rental business. Our expansion into new markets will bring new entrants into the vacation real estate industry, thereby fulfilling our goal to expand and capture additional revenue within the global vacation exchange and rental market.

Seasonality

Vacation exchange and rental revenues are generally higher in the first and third quarters than in the second or fourth quarters. Vacation exchange transaction revenues are normally highest in the first quarter, which is generally when members of RCI plan and book their vacations for the year. Rental transaction revenues earned from booking vacation rentals to rental customers are usually highest in the third quarter, when vacation rentals are highest. Most vacation rental customers book their reservations eight to 15 weeks in advance of their departure dates. Recently, however, some rental customers have begun to book accommodations closer to their departure dates, which shifts additional bookings to the second and third quarters. We cannot predict whether these seasonal trends will continue in the future.

Competition

The vacation exchange and rental business faces competition throughout the world. Our vacation exchange business competes with Interval International, Inc., which is a third-party international exchange company, with regional and local vacation exchange companies and with Internet-based business models. In addition, certain developers offer exchanges through internal networks of properties, which are operated by us or by the developer, that offer owners of intervals access to exchanges other than those offered by our vacation exchange business. Our vacation rental business faces competition from a broad variety of marketers of vacation properties who use brokerage, direct marketing and the Internet to market and rent vacation properties.

Trademarks

We own the trademarks “RCI,” “RCI Points,” “The Registry Collection,” “Landal GreenParks,” “English Country Cottages,” “Novasol,” “Cuendet,” “Canvas Holidays,” and related and other trademarks and logos. Such trademarks and logos are material to the businesses that are part of our vacation exchange and rental business. Our subsidiaries actively use these marks, and all of the material marks are registered (or have applications pending) with the U.S. Patent and Trademark Office as well as with the relevant authorities in major countries worldwide where these businesses have significant operations.

WYNDHAM VACATION OWNERSHIP

Overview

Wyndham Vacation Ownership, our vacation ownership business, includes marketing and sales of vacation ownership interests, consumer financing in connection with the purchase by individuals of vacation ownership interests, property management services to property owners’ associations, and development and acquisition of vacation ownership resorts. We operate our vacation ownership business through our two brands, Fairfield and Trendwest. We have the largest vacation ownership business in the world as measured by the numbers of vacation ownership resorts, vacation ownership units and owners of vacation ownership interests. We have developed or acquired over 140 vacation ownership resorts in the United States, Canada, Mexico, the Caribbean and the South Pacific that represent more than 18,000 individual vacation ownership units and over 750,000 owners of vacation ownership interests and other real estate interests. With respect to owners of vacation ownership interests, we have the largest base of owners in the industry.

Our vacation ownership brands, Fairfield and Trendwest, operate vacation ownership programs through which vacation ownership interests can be redeemed for vacations through points-based internal reservation systems that provide owners with flexibility (subject to availability) as to resort location, length of stay, unit type and time of year. The points-based reservation systems offer owners redemption opportunities for a wide variety of travel and leisure products, including airfare, cruises, and specialized leisure activities and attractions, and the opportunity for owners to use our products for one or more vacations per year based on level of ownership. Our vacation ownership programs allow us to market and sell our vacation ownership products in variable quantities as opposed to the fixed quantity of the traditional, fixed-week vacation ownership, which is primarily sold on a weekly interval basis, and to offer to existing owners “upgrade” sales to supplement such owners’ existing vacation ownership interests. Although we operate Fairfield and Trendwest as separate brands, we have integrated substantially all of the business functions of Fairfield and Trendwest, including consumer finance, information technology, certain staff functions, product development and certain marketing activities.

Our vacation ownership business derives a majority of its revenues from sales of vacation ownership interests and derives other revenues from consumer financing and property management. Because revenues from sales of vacation ownership interests and consumer finance in connection with such sales depend on the number of vacation ownership units in which we sell vacation ownership interests, increasing the number of such units is important to our revenue growth. Because revenues from property management depend on the number of units we manage, increasing the number of such units is also important to our revenue growth. For the three months ended March 31, 2006 and the full year ended December 31, 2005, revenues from our vacation ownership business totaled $445 million and $1,874 million, respectively. For the three months ended March 31, 2006 and the full year ended December 31, 2005, our vacation ownership business, which is the same business that Cendant currently refers to as the Timeshare Resorts business, contributed approximately 51% and 54% of our revenues, respectively, and approximately 35% and 37% of our combined segment EBITDA, respectively.

Sales and Marketing of Vacation Ownership Interests and Property Management

Fairfield

Fairfield markets and sells vacation ownership interests in Fairfield’s portfolio of resorts and uses a points-based reservation system called FairShare Plus to provide owners with flexibility (subject to availability) as to resort location, length of stay, unit type and time of year. Fairfield is involved in the development or acquisition of the resorts in which Fairfield markets and sells vacation ownership interests. Fairfield also often acts as a property manager of such resorts. From time to time, Fairfield also sells home lots and other real estate interests at its resorts.

Vacation Ownership Interests, Portfolio of Resorts and Maintenance Fees. The vacation ownership interests that Fairfield markets and sells consist of fixed weeks and undivided interests. A fixed week entitles an owner to ownership and usage rights with respect to a unit for a specific week of each year, whereas an undivided interest entitles an owner to ownership and usage rights that are not restricted to a particular week of the year. These vacation ownership interests each constitute a deeded interest in real estate and on average sold for approximately $16,000 in 2005. Of the more than 750,000 owners of vacation ownership interests in Fairfield and Trendwest resorts and of other real estate interests in Fairfield resorts as of March 31, 2006, approximately 500,000 owners held interests in Fairfield resorts.

Fairfield resorts are located primarily in the United States and, as of March 31, 2006, consisted of 72 resorts that represented approximately 13,300 units. In 2004, Fairfield expanded its portfolio in Orlando, Florida; Daytona Beach, Florida; and Kailua-Kona, Hawaii, and in 2005, Fairfield further expanded its portfolio of resorts to include properties in new locations, such as Atlantic City, New Jersey and the Pennsylvania Poconos and additional properties in Orlando, Florida and Las Vegas, Nevada. In 2006, Fairfield expects to expand in Myrtle Beach, South Carolina; San Antonio, Texas; San Diego, California; and Honolulu, Hawaii.

The majority of the resorts in which Fairfield markets and sells vacation ownership and other real estate interests are destination resorts that are located at or near attractions such as the Walt Disney World® Resort in Florida; the Las Vegas Strip in Nevada; Hawaii; Myrtle Beach in South Carolina; and Colonial Williamsburg® in Virginia. Most Fairfield resorts are affiliated with Wyndham Worldwide’s vacation exchange subsidiary, RCI, which awards to the top 10% of RCI affiliated vacation ownership resorts throughout the world designations of an RCI Gold Crown Resort or an RCI Silver Crown Resort for exceptional resort standards and service levels. Among Fairfield’s 72 resorts, 48 have been awarded designations of an RCI Gold Crown Resort or an RCI Silver Crown Resort.

Owners of vacation ownership interests pay annual maintenance fees to the property owners’ associations responsible for managing the applicable resorts. The annual maintenance fee associated with the average vacation ownership interest purchased ranges from approximately $300 to approximately $650. These fees generally are used to renovate and replace furnishings, pay operating, maintenance and cleaning costs, pay management fees and expenses, and cover taxes (in some states), insurance and other related costs. Fairfield, as the owner of unsold inventory at resorts, also pays maintenance fees to property owners’ associations in accordance with the legal requirements of the states or jurisdictions in which the resort are located. In addition, at certain newly-developed resorts, Fairfield enters into subsidy agreements with the property owners’ associations to cover costs that otherwise would be covered by annual maintenance fees payable with respect to vacation ownership interests that have not yet been sold.

FairShare Plus. Fairfield uses a points-based internal reservation system called FairShare Plus to provide owners with flexibility (subject to availability) as to resort location, length of stay, unit type and time of year. With the launch of Fairshare Plus in 1991, Fairfield became one of the first U.S. developers of vacation ownership properties to move from traditional, fixed-week vacation ownership to a points-based program. Owners of vacation ownership interests in Fairfield resorts that are eligible to participate in the program may elect, and with respect to certain resorts are obligated, to participate in FairShare Plus.

Owners who participate in FairShare Plus assign their rights to use fixed weeks and undivided interests, as applicable, to a trust in exchange for the right to reserve in the internal reservation system. The number of points that an owner receives as a result of the assignment to the trust of fixed weeks or undivided interests, and the number of points required to take a particular vacation, is set forth on a published schedule and varies depending on the resort location, length of stay, unit type and time of year associated with the interests assigned to the trust or requested by the owner, as applicable. Participants in FairShare Plus may choose (subject to availability) the Fairfield resorts, lengths of stay, unit types and times of year, depending on the number of points to which they are entitled and the number of points required to take the vacations of their preferences. Participants in the program may redeem their points not only for resort stays, but also for a wide variety of travel and leisure products, including airfare, cruises, and specialized leisure activities and attractions. Fairfield offers various programs that provide existing owners with the opportunity to “upgrade,” or acquire additional vacation ownership interests to increase the number of points such owners can use in FairShare Plus.

Depending on the vacation ownership interest, Fairfield not only offers owners the option to make reservations through FairShare Plus, but also offers owners the opportunity to exchange their vacation ownership interests through our vacation exchange business, RCI, or through Interval International, Inc., which is a third-party international exchange company.

Program and Property Management. In exchange for management fees, Fairfield, itself or through a Fairfield affiliate, manages FairShare Plus, the majority of property owners’ associations at resorts in which Fairfield markets and sells vacation ownership interests, and property owners’ associations at resorts developed by third parties. On behalf of FairShare Plus, Fairfield or its affiliate manages the reservation system for FairShare Plus and provides owner services and billing and collections services. The term of the trust agreement of FairShare Plus runs through December 31, 2025, and the term is renewable if FairShare Plus is extended by a majority of the members of the program (including Fairfield). The term of the management agreement, under which Fairfield manages the FairShare Plus program, is for five years and is automatically renewed annually for successive terms of five years, provided the trustee under the program does not serve notice of termination to Fairfield at the end of any calendar year. On behalf of property owners’ associations, Fairfield or its affiliates generally provides day-to-day management for vacation ownership resorts, including oversight of housekeeping services, maintenance and refurbishment of the units, and provides certain accounting and administrative services to property owners’ associations. The terms of the property management agreements with the property owners’ associations at resorts in which Fairfield markets and sells vacation ownership interests vary; however, the vast majority of the agreements provide a mechanism for automatic renewal upon expiration of the terms. At some established sites, the property owners’ associations have entered into property management agreements with professional management companies other than Fairfield or its affiliates.

Trendwest

Trendwest markets and sells vacation ownership interests, which are called vacation credits (holiday credits in the South Pacific), in resorts owned by the vacation ownership programs WorldMark, The Club and WorldMark South Pacific Club, which we refer to collectively as the Clubs, which Trendwest formed in 1989 and 2000, respectively. The Clubs provide owners with flexibility (subject to availability) as to resort location, length of stay, unit type, the day of the week and time of year. Trendwest is usually involved in the development of the resorts owned by the Clubs. In addition to developing resorts and marketing and selling vacation credits, Trendwest manages the Clubs and the majority of resorts owned by the Clubs.

In October 1999, Trendwest formed Trendwest South Pacific, Pty. Ltd., an Australian corporation, or Trendwest South Pacific, as its direct wholly owned subsidiary for the purpose of conducting sales, marketing and resort development activities in the South Pacific. Trendwest South Pacific is currently the largest vacation ownership business in Australia, with approximately 30,000 owners of vacation credits as of March 31, 2006. Resorts in the South Pacific typically are owned and operated through WorldMark South Pacific Club, other than 66 units at Denarau Island, Fiji, which are owned by WorldMark, The Club.

Vacation Credits, Portfolio of Resorts and Maintenance Fees. Vacation credits in the Clubs entitle the owner of the credits to reserve units at the resorts that are owned and operated by the Clubs. Trendwest and Trendwest South Pacific are the developers or acquirors of the resorts that the Clubs own and operate. After Trendwest or Trendwest South Pacific develops or acquires resorts, it conveys the resorts to WorldMark, The Club or WorldMark South Pacific Club, as applicable. In exchange for the conveyances, Trendwest or Trendwest South Pacific receives the exclusive rights to sell the vacation credits associated with the conveyed resorts and to receive the proceeds from the sales of the vacation credits. Although vacation credits, unlike vacation ownership interests in Fairfield resorts, do not constitute deeded interests in real estate, vacation credits are regulated in most jurisdictions by the same agency that regulates vacation ownership interests evidenced by deeded interests in real estate. In 2005, the average purchase by a new owner of vacation credits was approximately $11,700. Of the more than 750,000 owners of vacation ownership interests in Fairfield and Trendwest resorts and of other real estate interests in Fairfield resorts as of March 31, 2006, over 250,000 owners held vacation credits in Trendwest resorts.

Trendwest resorts are located primarily in the Western United States, Canada, Mexico and the South Pacific and, as of March 31, 2006, consisted of 69 resorts that represented approximately 4,900 units. Of the Trendwest resorts and units, Trendwest South Pacific has a total of 12 resorts with approximately 400 units. In 2004, Trendwest expanded its portfolio of resorts to include properties in San Francisco, California; Windsor, California; and Australia, and in 2005, Trendwest further expanded its portfolio of resorts to include properties in Seattle, Washington; Estes Park, Colorado; Solvang, California; Sydney, Australia; and New Zealand. In 2006, Trendwest expects to expand its portfolio in Midway, Utah; Indio, California; and Estes Park, Colorado.

The resorts in which Trendwest markets and sells vacation credits are primarily drive-to resorts. Most Trendwest resorts are affiliated with Wyndham Worldwide’s vacation exchange subsidiary, RCI. Among Trendwest’s 69 resorts, 63 have been awarded designations of an RCI Gold Crown Resort or an RCI Silver Crown Resort.

Owners of vacation credits pay annual maintenance fees to the Clubs. The annual maintenance fee associated with the average vacation credit purchased is approximately $480. The maintenance fee that an owner pays is based on the number of the owner’s vacation credits. These fees are intended to cover the Clubs’ operating costs, including the dues to the property owners’ associations, which are generally the Clubs. Fees paid to property owners’ associations are generally used to renovate and replace furnishings, pay maintenance and cleaning costs, pay management fees and expenses, and cover taxes (in some states), insurance and other related costs. Maintenance of common areas and the provision of amenities typically is the responsibility of the property owners’ associations. Trendwest has a minimal ownership interest in the Clubs that results from Trendwest’s ownership of unsold vacation credits in the Clubs. As the owner of unsold vacation credits, Trendwest pays maintenance fees to the Clubs.

WorldMark, The Club and WorldMark South Pacific Club. The Clubs provide owners of vacation credits with flexibility (subject to availability) as to resort location, length of stay, unit type and time of year. Depending on how many vacation credits an owner has purchased, the owner may use the vacation credits for one or more vacations annually. The number of vacation credits that are required for each day’s stay at a unit is listed on a published schedule and varies depending upon the resort location, unit type, time of year and the day of the week. Owners may also redeem their credits for a wide variety of travel and leisure products, including airfare, cruises, and specialized leisure activities and attractions.

Owners of vacation credits are able to carry over unused vacation credits in one year to the next year and to borrow vacation credits from the next year for use in the current year. Owners of vacation credits are also able to purchase bonus time from the Clubs for use when space is available. Bonus time gives owners the opportunity to use available resorts on short notice and at a reduced rate and to obtain usage beyond owners’ allotments of vacation credits. In addition, Trendwest offers owners the opportunity to “upgrade,” or acquire additional vacation credits to increase the number of credits such owners can use in the Clubs.

Owners of vacation credits can make reservations through the Clubs, or may elect to join and exchange their vacation ownership interests through our vacation exchange business, RCI, or Interval International, Inc., which is a third-party exchange company.

Club and Property Management. In exchange for management fees, Trendwest, itself or through a Trendwest affiliate, serves as the exclusive property manager and servicing agent of the Clubs and all resort units owned or operated by the Clubs. On behalf of the Clubs, Trendwest or its affiliate provides day-to-day management for vacation ownership resorts, including oversight of housekeeping services, maintenance and refurbishment of the units, and provides certain accounting and administrative services. Trendwest or its affiliate also manages the reservation system for the Clubs and provides owner services and billing and collections services. The management agreements of the Clubs provide for automatic one-year and five-year renewals, respectively, unless renewal is denied by a majority of the voting power of the owners (excluding Trendwest).

Geographic Distribution of Wyndham Vacation Ownership Resorts

The following graphic exhibits the geographic distribution of Wyndham Vacation Ownership resorts as of March 31, 2006.

Sales and Marketing

Fairfield and Trendwest employ a variety of marketing channels as part of Fairfield’s and Trendwest’s marketing programs to encourage prospective owners of vacation ownership interests to tour Fairfield resorts and Trendwest resorts, as applicable, and to attend sales presentations at resort locations and off-site sales offices. These channels include direct mail, e-commerce, in-person solicitations, referral programs and inbound and outbound telemarketing. The marketing offers we make through these channels are local and travel-based offers. Our local offers are designed to produce tour flow in regions where prospective owners reside or are currently visiting, and our travel-based offers are designed to solicit the purchase by prospective owners of overnight vacation packages to destinations in which Fairfield or Trendwest operates. We believe that marketing through both local and travel-based offers enhances our ability to market successfully to prospective owners.

Fairfield and Trendwest offer a variety of entry-level programs and products as part of their sales strategies. One such program allows prospective owners to acquire one-year’s worth of points or credits with no further obligations, and one such product is a biennial interest, which prospective owners can buy, that provides for vacations every other year. As part of their sales strategies, Fairfield and Trendwest rely on their points/credits-based programs, which provide prospective owners with the flexibility to buy relatively small packages of points or credits, which can be upgraded at a later date. To facilitate upgrades among existing owners, Fairfield and Trendwest market opportunities for owners to purchase additional points or credits through periodic marketing campaigns and promotions to owners while such owners vacation at Fairfield resorts or Trendwest resorts, as applicable.

The marketing and sales activities of Fairfield and Trendwest are often facilitated through marketing alliances with other travel, hospitality, entertainment, gaming and retail companies that provide access to such companies’ present and past customers through co-branded marketing offers, in-bound call transfer programs, in-store promotions, on-line advertising, sweepstakes programs and other highly integrated marketing platforms.

Fairfield Sales and Marketing. Fairfield sells its vacation ownership interests and other real estate interests at 36 resort locations and six off-site sales centers. On-site sales accounted for approximately 86% of all new sales during 2005. On-site sales presentations typically follow a resort tour led by a Fairfield salesperson. Fairfield conducted approximately 585,000 and 533,000 tours in 2005 and 2004, respectively.

Fairfield’s resort-based sales centers, which are located in popular travel destinations throughout the United States, generate substantial tour flow through providing travel-based offers. The sales centers sell overnight vacation packages to popular travel destinations throughout the United States and when the purchasers of such packages redeem the packages, Fairfield sales representatives provide the purchasers with tours of Fairfield resorts. Fairfield utilizes direct mail, on-line campaigns and outbound and inbound telemarketing to market for sale the overnight vacation packages to prospective owners of vacation ownership interests, many of whom are also past or prospective customers for our travel, hospitality, entertainment and gaming marketing alliances. Fairfield often co-brands the vacation packages with third parties with whom it has marketing alliances and features products or services provided by those third parties as part of the vacation packages.

Fairfield’s resort-based sales centers also generate substantial tour flow through providing local offers. The sales centers enable Fairfield to market to tourists already visiting destination areas. Fairfield’s marketing agents, which often operate on the premises of the hospitality, entertainment, gaming and retail companies with which Fairfield has alliances within these markets, solicit local tourists with offers relating to activities and entertainment in exchange for the tourists’ visiting the local resorts and attending sales presentations. An example of a marketing alliance through which Fairfield markets to tourists already visiting destination areas is Fairfield’s current arrangement with Harrah’s Entertainment in Las Vegas, Nevada, which enables Fairfield to operate several concierge-style marketing kiosks throughout Harrah’s Casino that permit Fairfield to solicit patrons to attend tours and sales presentations with Harrah’s-related rewards and entertainment offers, such as gaming chips, show tickets and dining certificates. Fairfield also operates its primary Las Vegas sales center within Harrah’s Casino and regularly shuttles prospective owners targeted by such sales centers to and from Fairfield’s nearby resort. Fairfield also has marketing alliances with Trump Casino Resorts and Outrigger Hotels & Resorts.

Fairfield’s resort-based sales centers enable Fairfield to actively solicit upgrade sales to existing owners of vacation ownership interests while such owners vacation at Fairfield resorts. Sales of vacation ownership interests relating to upgrades represented approximately 42%, 37% and 32% of Fairfield’s net sales of vacation ownership interests in 2005, 2004 and 2003, respectively.

Trendwest Sales and Marketing. Trendwest sells its vacation credits in the United States primarily at 49 sales offices, 23 of which are located off-site in metropolitan areas. Trendwest conducts its international sales and marketing efforts through on-site and off-site sales offices, telemarketing and road shows. As of March 31, 2006, Trendwest South Pacific had nine sales offices throughout the east coast of Australia, the North Island of New Zealand and Fiji. Off-site sales offices generated approximately 69% and 66% of Trendwest’s sales of new vacation credits in 2005 and 2004, respectively. Trendwest conducted approximately 349,000 and 326,000 tours in 2005 and 2004, respectively.

Trendwest’s off-site sales offices, which are primarily located in metropolitan areas, market vacation credits through local offers to prospective owners in areas where such purchasers reside. Trendwest’s off-site sales offices provide Trendwest with access to large numbers of prospective owners and a convenient, local venue at which to preview and sell vacation credits. Trendwest’s off-site sales offices provide Trendwest with access to a wide group of qualified sales personnel due to the locations of the sales offices in metropolitan areas.

Trendwest uses a variety of marketing programs to attract prospective owners, including sponsored contests that offer vacation packages or gifts, targeted mailings, outbound and inbound telemarketing efforts, and various other promotional programs. Trendwest also co-sponsors sweepstakes, giveaways and other promotional programs with professional teams at major sporting events and with other third parties at other high-traffic consumer events. Where permissible under state law, Trendwest offers existing owners cash awards or other incentives for referrals of new owners.

Trendwest and Trendwest South Pacific periodically encourage existing owners of vacation credits to acquire additional vacation credits through various methods. Sales of vacation credits relating to upgrades represented approximately 31%, 33% and 22% of Trendwest’s net sales of vacation credits in 2005, 2004 and 2003, respectively. Sales of vacation credits relating to upgrades represented approximately 13%, 11% and 9% of Trendwest South Pacific’s net sales of vacation credits in 2005, 2004 and 2003, respectively.

Purchaser Financing

Fairfield and Trendwest offer financing to purchasers of vacation ownership interests. By offering consumer financing, we are able to reduce the initial cash required by customers to purchase vacation ownership interests, thereby enabling us to attract additional customers and generate substantial incremental revenues and profits. Fairfield and Trendwest service loans extended by them through our consumer financing subsidiary, Wyndham Consumer Finance (formerly known as Cendant Timeshare Resort Group-Consumer Finance, Inc.), a wholly owned subsidiary of Fairfield based in Las Vegas, Nevada that performs loan servicing and other administrative functions for Fairfield and Trendwest. As of March 31, 2006, we serviced a portfolio of approximately 236,000 loans that totaled $2,272 million in aggregate principal amount outstanding, with an average interest rate of more than 13%.

Fairfield and Trendwest do not currently conduct a credit investigation or other review or inquiry into a purchaser’s credit history before offering to finance a portion of the purchase price of the vacation ownership interests. As of March 31, 2006, however, at the majority of Fairfield’s sales offices, purchasers are offered the opportunity to obtain financing on more favorable terms if they agree to permit Fairfield to obtain their credit scores. The interest rate offered to participating purchasers is determined from automated underwriting based upon the purchaser’s credit score, the amount of the down payment and the size of purchase. Trendwest sales offices currently do not employ the same form of automated underwriting and instead offer financing with an interest rate based upon the size of the purchase. However, Trendwest, through certain upgrade sales programs, may offer existing owners of vacation credits who purchase additional vacation credits financing on more favorable terms based on such owner’s payment history with Trendwest. Both Fairfield and Trendwest offer purchasers an interest rate reduction if they participate in their pre-authorized checking, or PAC, programs, pursuant to which our consumer financing subsidiary each month debits a purchaser’s bank account or major credit card in the amount of the monthly payment by a pre-authorized fund transfer on the payment date. As of March 31, 2006, approximately 80% of purchaser financing serviced by our consumer financing subsidiary participated in the PAC program. In addition, in an effort to improve the performance of their respective portfolios, Fairfield plans to expand its risk-based pricing initiative, and Trendwest plans to explore implementing a similar risk-based pricing initiative.

Fairfield and Trendwest generally require a minimum down payment of 10% of the purchase price on all sales of vacation ownership interests and offer consumer financing for the remaining balance for up to ten years. Both Fairfield and Trendwest offer programs through which prospective owners may accumulate the required 10% down payment over a period of time not greater than six months. The prospective owner is placed in “pending” status until the required 10% down payment amount is received.

Similar to other companies that provide consumer financing, we securitize a majority of the receivables originated in connection with the sales of our vacation ownership interests. We initially place the financed contracts into a revolving warehouse securitization facility generally within 30 to 90 days after origination. Many of the receivables are subsequently transferred from the warehouse securitization facility and placed into term securitization facilities. As of March 31, 2006, the aggregate principal amount outstanding of receivables in the warehouse securitization facility and the term securitization facilities was $709 million and $873 million, respectively.

Servicing and Collection Procedures

Our consumer financing subsidiary is responsible for the maintenance of accounts receivables files and all customer service, billing and collection activities related to the loans we extend. Our consumer financing subsidiary also services loans pledged in our warehouse and term securitization facilities. As of March 31, 2006, our consumer financing subsidiary had approximately 431 employees, the majority of whom were in customer service and maintenance (approximately 173) and loan collection and special services (approximately 171).

Since April 2005, Fairfield and Trendwest have used a single computerized online data system to maintain loan records and service the loans. This system permits access to customer account inquiries and is supported by our management information system department.

The collection methodologies for both brands are similar and entail a combination of mailings and telephone calls which are supported by an automated dialer. As of December 31, 2005, the loan portfolios of both Fairfield and Trendwest were approximately 93% current (i.e., not more than 30 days past due).

We assess the performance of our loan portfolio by monitoring certain metrics on a daily, weekly, monthly and annual basis. These metrics include, but are not limited to, collections rates, account roll rates, defaults by state residency of the obligor and bankruptcies. We define defaults as accounts that are 120 days or more past due plus bankrupt accounts. The average expected cumulative gross default rate is approximately 16.3%. At March 31, 2006, loans originated in 2003 and 2004 had aggregate cumulative default rates of approximately 14.8% and 11.9%, respectively.

Strategies

We intend to grow our vacation ownership business by increasing sales of vacation ownership interests to new owners and sales of upgrades to existing owners by expanding our marketing and sales efforts, strengthening our product offerings and further developing our consumer financing activities. We plan to leverage the Wyndham brand in our marketing efforts, add new resorts, expand our marketing alliances and increase our on-site sales activities to existing owners. Our plans generally focus on pursuing these strategies organically. In addition, in appropriate circumstances, we will consider opportunities to acquire businesses, both domestic and international, including through the use of Wyndham Worldwide common stock as currency.

Expand our sales and marketing efforts

We plan to expand sales and marketing to new and existing owners, including marketing and selling through in-person solicitation, direct mail, e-commerce, referral programs, inbound and outbound telemarketing and upgrade sale programs. We plan to leverage the Wyndham brand in our marketing efforts to strengthen our position in the higher-end segment of the vacation ownership industry, to attract prospective new owners in higher income demographics through Wyndham-branded marketing campaigns, and to increase upgrade sales through the application of the Wyndham brand within existing and new higher-end products and product features.

We plan to expand our marketing and sales distribution channels through the pursuit of additional integrated marketing alliances with lodging and entertainment companies. We currently have alliances with Harrah’s Entertainment in Las Vegas, Nevada; Trump Casino Resorts in Atlantic City, New Jersey; and Outrigger Hotels & Resorts throughout Hawaii, which permit us to conduct marketing and sales activities at properties owned by these companies. We will explore expanding our existing alliances and entering into new alliances. We also plan to expand our upgrade sale programs by commencing on-site sales programs at our properties where we do not currently conduct on-site sales.

Strengthen our product offerings

We plan to strengthen the products that we offer by adding new resorts and resort locations and expanding our offering of higher-end products and product features. We plan to develop additional resorts in new domestic regions and in domestic regions we currently serve that are experiencing strong demand such as Orlando, Myrtle Beach, San Antonio, Las Vegas, San Diego and Hawaii. We plan to develop additional resorts in international regions in Canada, the Caribbean, Mexico, Australia and Asia. In addition, we may also acquire additional resorts that complement our current portfolio of resorts.

We are exploring the use of our Wyndham brand at new domestic and international resorts, as well as at select locations within our current portfolio of resorts. In addition, we plan to develop and market mixed-use hotel and vacation ownership properties in conjunction with the Wyndham brand. The mixed-use properties would afford us access to both hotel clients in higher income demographics for the purpose of marketing vacation ownership interests and hotel inventory for use in our marketing programs.

We plan to expand upon existing and create new higher-end product offerings in conjunction with the Wyndham brand. We are exploring associating the Wyndham brand with our existing high-end Presidential-style vacation ownership units in our current inventory and may further apply the Wyndham brand to current and future product features and services available to our owners who have attained enhanced membership status within our vacation ownership programs as a result of achieving substantial ownership levels.

Enhance our consumer financing activities

We plan to increase our revenue from vacation ownership interest sales by enhancing our customers’ ability to purchase our products. Our consumer financing activities increase our sales of Fairfield and Trendwest vacation ownership interests by offering financing to prospective purchasers who might otherwise not purchase.

Additionally, offering financing permits prospective purchases to acquire larger vacation ownership interests than they might otherwise acquire. To further increase the number and size of sales of our vacation ownership interests, we plan to explore offering new financing products and terms that are desirable to prospective purchasers.

We plan to increase our net interest income by improving the performance of our portfolio of vacation ownership contract receivables. To improve the performance of our portfolio, we plan to expand our risk-based pricing initiative. In addition, we plan to continue improving our collection activities to reduce the volume and duration of delinquencies and defaults, thereby improving the performance of our portfolio. We also plan to continue reducing our loan servicing costs.

Seasonality

We rely, in part, upon tour flow to generate sales of vacation ownership interests; consequently, sales volume tends to increase in the spring and summer months as a result of greater tour flow from spring and summer travelers. Revenues from sales of vacation ownership interests therefore are generally higher in the second and third quarters than in other quarters. We cannot predict whether these seasonal trends will continue in the future.

Competition

The vacation ownership industry is highly competitive and is comprised of a number of companies specializing primarily in sales and marketing, consumer financing, property management and development of vacation ownership properties. In addition, a number of national hospitality chains develop and sell vacation ownership interests to consumers. Some of the well-known players in the industry include Disney Vacation Club, Hilton Grand Vacations Company LLC, Marriott Ownership Resorts, Inc. and Starwood Vacation Ownership, Inc.

Trademarks

We own the trademarks “Fairfield,” “Trendwest” and “FairShare Plus” and related trademarks and logos, and such trademarks and logos are material to the businesses that are part of our vacation ownership business. Our subsidiaries actively use these marks, and all of the material marks are registered (or have applications pending) with the U.S. Patent and Trademark Office as well as with the relevant authorities in major countries worldwide where these businesses have significant operations. We own the “WorldMark” trademark pursuant to an assignment agreement with WorldMark, The Club. Pursuant to the assignment agreement, WorldMark, The Club may request that the mark be reassigned to it only in the event of a termination of the WorldMark vacation ownership programs.

EMPLOYEES, PROPERTIES AND FACILITIES,

GOVERNMENT REGULATION AND LEGAL PROCEEDINGS

Employees

At March 31, 2006, we had approximately 28,800 employees, including approximately 9,800 employees outside of the United States. At March 31, 2006, our lodging business had approximately 5,500 employees, our vacation exchange and rental business had approximately 8,000 employees and our vacation ownership business had approximately 15,000 employees. Approximately 1% of our employees are subject to collective bargaining agreements governing their employment with our company. We believe that our relations with employees are good.

Properties and Facilities

Corporate Headquarters. Our corporate headquarters are located in leased offices at Seven Sylvan Way in Parsippany, New Jersey. The lease expires in 2011.

Wyndham Hotel Group. Our lodging business has its main corporate operations at leased offices in Parsippany, New Jersey, pursuant to a lease that expires in 2008. Our lodging business also leases space for its reservations centers and/or data warehouse in Aberdeen, South Dakota; Phoenix, Arizona; and Saint John, New Brunswick, Canada pursuant to leases that expire in 2007, 2010 and 2013, respectively. In addition, our lodging business leases office space in Atlanta, Georgia; Dallas, Texas; and Hammersmith, United Kingdom pursuant to leases expiring in 2011, 2007 and 2012, respectively. Our lodging business also leases two vacant properties in Phoenix, Arizona and Knoxville, Tennessee pursuant to leases that expire in 2007.

RCI Global Vacation Network. Our vacation exchange business has its main corporate operations at leased offices in Parsippany, New Jersey. Our vacation exchange business also has five properties, which we own. The most significant owned properties for this business are call centers in Carmel, Indiana; Cork, Ireland; and Kettering, United Kingdom. Our vacation exchange business also has five leased offices located within the United States pursuant to leases that expire generally in one year and 39 additional leased spaces in various countries outside the United States pursuant to leases that expire generally in three years. Our vacation rental business’ operations are managed in two owned locations (Earby, United Kingdom and Monterrigioni, Italy), three main leased locations (Leidschendam, Netherlands; Dunfermline, United Kingdom; and Copenhagen, Denmark) and approximately 16 smaller leased offices throughout Europe. Our main leased locations operate pursuant to leases that expire in 2015, 2012, 2009 and 2010, respectively. The vacation exchange and rental business also occupies space in Hammersmith, United Kingdom pursuant to a lease that expires in 2012.

Wyndham Vacation Ownership. Our vacation ownership business has its main corporate operations in Orlando, Florida pursuant to a lease that expires in 2012. Our vacation ownership business also owns a facility in Redmond, Washington and leases space for call center and administrative functions in Bellevue, Washington; Las Vegas, Nevada; Margate, Florida; and Orlando, Florida, pursuant to leases that expire in 2006, 2012, 2010 and 2012 respectively. In addition, approximately 110 marketing and sales offices throughout the United States and 12 offices in Australia are leased pursuant to leases that will expire within approximately three years.

For a detailed description of the subleases that Wyndham Worldwide is subject to, see “Certain Relationships and Related Party Transactions—Other Intercompany Relationships between Cendant, the Other Separated Companies and Us—Subleases and Related Guarantees.”

Government Regulation

Our businesses are either subject to or affected by international, federal, state and local laws, regulations and policies, which are constantly subject to change. The descriptions of the laws, regulations and policies that follow are summaries and should be read in conjunction with the texts of the laws and regulations described below. The descriptions do not purport to cover all present and proposed laws, regulations and policies that affect our businesses.

We believe that we are in material compliance with these laws, regulations and policies. Although we cannot predict the effect of changes to the existing laws, regulations and policies or to the proposed laws, regulations and policies that are described below, we are not currently aware of proposed changes or proposed new laws, regulations and policies that will have a material adverse effect on our business.

Regulations Generally Applicable to Our Business

Our businesses are subject to, among others, laws and regulations that affect privacy and data collection, marketing regulation and the use of the Internet, as described below:

Privacy and Data Collection. The collection and use of personal data of our customers and our ability to contact our customers, including through telephone or facsimile, are governed by privacy laws and regulations enacted in the United States and in other jurisdictions around the world. Privacy regulations continue to evolve and on occasion may be inconsistent from one jurisdiction to another. Many states have introduced legislation or enacted laws and regulations that require strict compliance with standards for data collection and protection of privacy and provide for penalties for failure to notify customers when such standards are breached, even by third parties. The U.S. Federal Trade Commission, or FTC, adopted “do not call” and “do not fax” regulations in October 2003. In compliance with such regulations, our affected businesses have developed and implemented plans to block phone numbers listed on the “do not call” and “do not fax” registries and have instituted new procedures for preventing unsolicited telemarketing calls. In response to “do not call” and “do not fax” regulations, our affected businesses have reduced their reliance on outbound telemarketing. In addition, our European businesses have adopted policies and procedures to comply with the European Union Directive on Data Protection. These policies and procedures require that unless the use of data is “necessary” for certain specified purposes, including, for example, the performance of a contract with the individual concerned, consent to use data must be obtained.

Marketing Operations. The products and services offered by our various businesses are marketed through a number of distribution channels, including direct mail, telemarketing and online. These channels are regulated at the state and federal levels, and we believe that the effect of such regulations on our marketing operations will increase over time. Such regulations, which include anti-fraud laws, consumer protection laws, privacy laws, identity theft laws, anti-spam laws, telemarketing laws and telephone solicitation laws, may limit our ability to solicit new customers or to market additional products or services to existing customers. In addition, some of our business units use sweepstakes and contests as part of their marketing and promotional programs. These activities are regulated primarily by state laws that require certain disclosures and assurance that the prizes will be available to the winners.

Internet. Although our business units’ operations on the Internet are not currently regulated by any government agency in the United States, it is likely that a number of laws and regulations may be adopted to regulate the Internet. In addition, it is possible that existing laws may be interpreted to apply to the Internet in ways that the existing laws are not currently applied, particularly with respect to the imposition of state and local taxes on the use and reservation of accommodations through the Internet. Regulatory and legal requirements are particularly subject to change with respect to the Internet and may become more restrictive, which will increase the difficulty and expense of compliance or otherwise restrict our business units’ abilities to conduct operations as such operations are currently conducted.

We are also aware of, and are actively monitoring the status of, certain proposed United States state and international legislation related to privacy and e-mail marketing that may be enacted in the future. It is unclear at this point what effect, if any, such state and international legislation may have on our businesses. California, for example, has enacted legislation that requires enhanced disclosure on Internet web sites regarding consumer privacy and information sharing among affiliated entities. We cannot predict with certainty whether these laws will affect our practices with respect to customer information and inhibit our ability to market our products and services nor can we predict whether other states will enact similar laws. Because Internet reservations are more cost-effective than reservations taken over the phone, our costs may increase if Internet reservations are adversely affected by regulations.

Travel Agency Services. The travel agency products and services that our businesses provide are subject to various federal, state and local regulations. We must comply with laws and regulations that relate to our marketing and sales of such products and services, including laws and regulations that prohibit unfair and deceptive advertising or practices and laws that require us to register as a “seller of travel” to comply with disclosure requirements. In addition, we are indirectly affected by the regulation of our travel suppliers, many of which are heavily regulated by the United States and other governments. We are also affected by the European Union Directive applicable to the sale and provision of package holidays because some of our European businesses operate such that they are classified, for certain of their operations, as organizers of package holidays. This European Directive places liability for the package holiday sold with the organizer and requires that the organizer has security in place in order to refund to the consumer money paid by such consumer in the event of insolvency of the organizer.

Regulations Applicable to the Lodging Business

Our lodging business is subject to, among others, laws, regulations and policies that affect the sale of franchises and access for persons with disabilities, as described below:

Sale of Franchises. The FTC, various state laws and regulations and the laws of jurisdictions outside the United States regulate the offer and sale of franchises. The FTC requires that franchisors make extensive written disclosure in a prescribed format to prospective franchisees but does not require registration. The FTC has proposed changes to its franchise regulations that will affect sales practices and procedures and the content of disclosure documents that we use to sell franchises in the United States. The FTC has not yet released the final rule or announced its effective date. We believe that the proposed FTC changes to the franchise regulations will have no material adverse impact on the offer and sale of our hotel franchises. The state laws that affect our franchise business regulate the offer and sale of franchises, the termination, renewal and transfer of franchise agreements, and the provision of loans to franchisees as part of the sales of franchises. Currently, 19 states have laws that require registration or disclosure in connection with offers and sales of franchises. In addition, 20 states currently have “franchise relationship” laws that limit the ability of franchisors to terminate franchise agreements or to withhold consent to the renewal or transfer of the agreements. California regulates the provision of loans to franchisees as part of the sales of the franchises. Such regulations may require the franchisors to register under the state law that governs business lenders, if no exemption from registration is available, or may limit the security or collateral the franchisors may use to reduce the risks associated with loans. The laws of jurisdictions outside the United States regulate pre-sale disclosure and the commencement of franchising. Three Canadian provinces and a number of foreign jurisdictions have adopted pre-sale disclosure regulations. China has enacted regulations that, among other things, require an organization to operate properties in at least two locations in the area where the organization wants to franchise brands before China will permit the organization to commence acting as a franchisor. We have received legal advice that such regulations do not prevent us from continuing to franchise brands that we had franchised in China before the effective date of the regulations.

Persons with Disabilities. The Americans with Disabilities Act, or ADA, requires public accommodations, such as lodging and restaurant facilities, to (i) offer facilities without discriminating against persons with disabilities, (ii) offer auxiliary aids and services to persons with hearing, vision or speech disabilities who would benefit from such services without fundamentally altering the nature of the goods or services offered and (iii) remove barriers to mobility or communication to the extent readily achievable. The U.S. Department of Justice published “Standards for Accessible Design” and “Accessibility Guidelines,” collectively referred to as ADAAG, that, among other things, prescribe a specified number of handicapped accessible rooms, assistive devices for hearing, speech and visually impaired persons, and general standards of design applicable to all areas of facilities subject to the law, including hotels. The ADAAG specifies the minimum room design and layout criteria for handicapped accessible rooms. Any newly constructed facility (first occupied after January 26, 1993) must comply with ADAAG and be readily accessible to and useable by persons with disabilities. The owner of each facility and its contractors are responsible for ADA and ADAAG compliance.

Regulations Applicable to the Vacation Exchange and Rental Business

Our vacation exchange business is subject to, among other laws and regulations, statutes in certain states that regulate vacation exchange services, and we must prepare and file annually disclosure guides with regulators in states where such filings are required. Although our vacation exchange business is not generally subject to state statutes that govern the development of vacation ownership properties and the sale of vacation ownership interests, these statutes directly affect the members of our vacation exchange program and resorts with units that participate in our vacation exchanges. These statutes, therefore, indirectly affect our vacation exchange business. In addition, several states and localities are attempting to enact or have enacted laws or regulations that would impose or impose, as applicable, taxes on members that complete exchanges, similar to local transient occupancy taxes. Our vacation rental business is subject to state and local regulation, including applicable seller of travel, travel club and real estate brokerage licensing statutes.

Regulations Applicable to the Vacation Ownership Business

Our vacation ownership business is subject to, among others, the laws and regulations that affect the marketing and sale of vacation ownership interests, property management of vacation ownership resorts, travel agency services and the conduct of real estate brokers, described below:

Federal, State and International Regulation of Vacation Ownership Business. Our vacation ownership business is subject to federal legislation, including without limitation, Housing and Urban Development Department regulations, such as the Fair Housing Act; the Truth-in-Lending Act and Regulation Z promulgated thereunder, which require certain disclosures to borrowers regarding the terms of borrowers’ loans; the Real Estate Settlement Procedures Act and Regulation X promulgated thereunder, which require certain disclosures to borrowers regarding the settlement of real estate transactions and servicing of loans; the Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit discrimination in the extension of credit on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act; the Telemarketing and Fraud and Abuse Prevention Act; the Gramm-Leach-Bliley Act and the Fair Credit Reporting Act and other laws, which address privacy of consumer financial information; and the Civil Rights Acts of 1964, 1968 and 1991. Many states have laws that regulate our vacation ownership business’ operations, including those relating to real estate licensing, travel sales licensing, anti-fraud, telemarketing, restrictions on the use of predictive dialers, prize, gift and sweepstakes regulations, labor, and various regulations governing access and use of our resorts by disabled persons. In addition to regulation in the United States and Australia, our vacation ownership business is subject to regulation in other countries where we develop or manage resorts and where we market or sell vacation ownership interests, including Canada, Mexico, New Zealand and Fiji. The scope of regulation of our vacation ownership business in Canada, where we develop, market, sell and manage resorts, is similar to the scope of regulation of our vacation ownership business in the United States. In addition, in Australia, we are regulated by the Australian Securities and Investments Commission, which requires that all persons conducting vacation ownership sales and marketing and vacation ownership club activities hold an Australian Financial Services License and comply with the rules and regulations of the Commission. Unlike in the United States, where the vacation ownership industry is regulated primarily by state law, the vacation ownership industry in Australia is regulated under federal Australian securities law because Australian law regards a vacation ownership interest as a security. As we expand our vacation ownership business by entering new markets, we will become subject to regulation in additional countries.

The sale of vacation ownership interests is potentially subject to federal and state securities laws. However, most federal and state agencies generally do not regulate our sale of vacation ownership interests as securities, in part because we offer our vacation ownership interests for personal vacation use and enjoyment and not for investment purposes with the expectation of profit or in conjunction with a rental arrangement. In addition, the vacation ownership interests that we market and sell are real estate interests or are akin to real estate interests and therefore our vacation ownership business is extensively regulated by many states’ departments of commerce and/or real estate. Because of such extensive regulation, additional regulation of our vacation ownership products as securities generally does not occur. Some states in which we market and sell our vacation ownership interests regulate our products as securities. In those states, we comply with such regulation by either registering our vacation ownership interests for sale as securities or qualifying for an exemption from registration and by providing required disclosures to our purchasers. If federal and additional state agencies elected to regulate our vacation ownership interest products as securities, we would comply with such regulation by either registering our vacation ownership interests for sale as securities or qualifying for an exemption from registration and by providing required disclosures to our purchasers.

State real estate foreclosure laws impact our vacation ownership business. We secure loans made to purchasers of vacation ownership interests that constitute real estate interests and that are deeded prior to loan repayment by requiring purchasers to grant a first priority mortgage lien in our favor, which is recorded against title to the vacation ownership interest. In the event of a purchaser’s default, the purchaser will often voluntarily deed the vacation ownership interest to us, in which event foreclosure is not necessary. If the purchaser does not do so, we may commence a judicial or non-judicial foreclosure proceeding. State real estate foreclosure laws normally require that certain conditions be satisfied prior to completing foreclosure, including providing to the purchaser both a notice and an opportunity to redeem the purchaser’s interest and conducting a foreclosure sale. While state real estate foreclosure laws impose requirements and expenses on us, we are able to comply with the requirements, bear the expenses and complete foreclosures. Several states have enacted anti-deficiency laws which generally prohibit a lender from recovering the portion of an outstanding loan in excess of the proceeds of a foreclosure sale of a borrower’s primary residence that secures repayment of the loan. Since purchasers of vacation ownership interests do not occupy a resort unit as a primary residence, state anti-deficiency laws generally do not impact us. Our sale of vacation ownership interests that are vacation credits is not impacted by state real estate foreclosure and anti-deficiency laws, since vacation credits are not real estate interests.

Marketing and Sale of Vacation Ownership Interests. We are subject to extensive regulation by states’ departments of commerce and/or real estate and international regulatory agencies, such as the European Commission, in locations where our resorts in which we sell vacation ownership interests are located or where we market and sell vacation ownership interests. Many states regulate the marketing and sale of vacation ownership interests, and the laws of such states generally require a designated state authority to approve a vacation ownership public report, which is a detailed offering statement describing the resort operator and all material aspects of the resort and the sale of vacation ownership interests. In addition, the laws of most states in which we sell vacation ownership interests grant the purchaser of such an interest the right to rescind a contract of purchase at any time within a statutory rescission period, which generally ranges from three to 15 days, depending on the state.

Property Management of Vacation Ownership Resorts. Our vacation ownership business includes property management operations that are subject to state condominium and/or vacation ownership management regulations and, in some states, to professional licensing requirements.

Conduct of Real Estate Brokers. The marketing and sales component of our vacation ownership business is subject to numerous federal, state and local laws and regulations that contain general standards for and prohibitions relating to the conduct of real estate brokers and sales associates, including laws and regulations that relate to the licensing of brokers and sales associates, fiduciary and agency duties, administration of trust funds, collection of commissions, and advertising and consumer disclosures. The federal Real Estate Settlement Procedures Act and state real estate brokerage laws also restrict payments that real estate brokers and other parties may receive or pay in connection with the sales of vacation ownership interests and referral of prospective owners. Such laws may, to some extent, restrict arrangements involving our vacation ownership business.

Environmental Regulation. Because our vacation ownership business acquires, develops and renovates vacation ownership interest resorts, we are subject to various environmental laws, ordinances, regulations and similar requirements in the jurisdictions where our resorts are located. The environmental laws to which our vacation ownership business is subject regulate various matters, including pollution, hazardous and toxic substances and wastes, asbestos, petroleum and storage tanks.

Regulations Applicable to the Management of Property Operations

Our business that relates to the management of property operations, which includes components of our lodging and vacation ownership businesses, is subject to, among others, laws and regulations that relate to health and sanitation, the sale of alcoholic beverages, facility operation and fire safety, including as described below:

Health and Sanitation. Most states have regulations or statutes governing the lodging business or its components, such as restaurants, swimming pools and health facilities. Lodging and restaurant businesses often require licensing by state and local authorities, and sometimes these licenses are obtainable only after the business passes health inspections to assure compliance with health and sanitation codes. Health inspections are performed on a recurring basis. Health-related laws affect the use of linens, towels and glassware. Other laws govern swimming pool use and operation and require the posting of notices, availability of certain rescue equipment and limitations on the number of persons allowed to use the pool at any time. These regulations typically impose civil fines or penalties for violations, which may lead to operating restrictions if uncorrected or in extreme cases of violations.

Sale of Alcoholic Beverages. Alcoholic beverage service is subject to licensing and extensive regulations that govern virtually all aspects of service. Compliance with these regulations at managed locations may impose obligations on the owners of managed hotels, Wyndham Worldwide as the property manager or both. Managed hotel operations may be adversely affected by delays in transfers or issuances of alcoholic beverage licenses necessary for food and beverage services.

Facility Operation. The operation of lodging facilities is subject to innkeepers’ laws that (i) authorize the innkeeper to assert a lien against and sell, after observing certain procedures, the possessions of a guest who owes an unpaid bill for lodging or other services provided by the innkeeper, (ii) affect or limit the liability of an innkeeper who posts required notices or disclaimers for guest valuables if a safe is provided, guest property, checked or stored baggage, mail and parked vehicles, (iii) require posting of house rules and room rates in each guest room or near the registration area, (iv) may require registration of guests, proof of identity at check-in and retention of records for a specified period of time, (v) limit the rights of an innkeeper to refuse lodging to prospective guests except under certain narrowly defined circumstances, and (vi) may limit the right of the innkeeper to evict a guest who overstays the scheduled stay or otherwise gives a reason to be evicted. Federal and state laws applicable to places of public accommodation prohibit discrimination in lodging services on the basis of the race, creed, color or national origin of the guest. Some states prohibit the practice of “overbooking” and require the innkeeper to provide the reserved lodging or find alternate accommodations if the guest has paid a deposit, or face a civil fine. Some states and municipalities have also enacted laws and regulations governing no-smoking areas and guest rooms that are more stringent than our standards for no-smoking guest rooms.

Fire Safety. The federal Hotel and Motel Safety Act of 1990 requires all places of public accommodation to install hard wired, single station smoke detectors meeting National Fire Protection Association Standard 74 in each guest room and to install an automatic sprinkler system meeting National Fire Protection Association Standard 13 or 13-R in facilities taller than three stories, unless certain exceptions are met, for such places to be approved for lodging and meetings of federal employees. Travel directories to be published by the federal government and lists maintained by state officials will include only those facilities that comply with the Hotel and Motel Safety Act of 1990. Other state and local fire and life safety codes may require exit maps, lighting systems and other safety measures unique to lodging facilities.

Occupational Safety. The federal Occupational Safety and Health Act, or OSHA, requires that businesses comply with industry-specific safety and health standards, which are known collectively as OSHA standards, to provide a safe work environment for all employees and prevent work-related injuries, illnesses and deaths. Failure to comply with such OSHA standards may subject us to fines from the Occupational Safety and Health Administration.

Environmental Regulation. Our business that relates to the management of property operations is subject to various environmental laws, ordinances, regulations and similar requirements in the jurisdictions where the properties we manage are located. We must comply with environmental laws that regulate pollution, hazardous and toxic substances and wastes, asbestos, petroleum and storage tanks.

Legal Proceedings

Legal—Cendant’s Hospitality Services (including Timeshare Resorts) Businesses

The following litigation relates to Cendant’s Hospitality Services (including Timeshare Resorts) businesses, and pursuant to the Separation and Distribution Agreement, we have agreed to be responsible for all of the related costs and expenses.

Wendell and Sandra Grimes, et al. v. Fairfield Resorts, Inc., Fairshare Vacation Owners Association, et al., No 6:05-CV-1061-ORL-22JGG (M.D. Fla.). This class action complaint was filed on July 19, 2005. It alleges, under a variety of legal theories, that the defendants violated their duties to the members of Fairshare Plus through self-serving changes to the reservation and availability policies (including an affiliation with RCI), which diminished the value of the vacation ownership interests purchased by the members and rendered it more difficult for members to obtain reservations at their home resort. The complaint does not seek monetary damages in a specified amount, nor does it specify the form of injunctive or declaratory relief sought. Plaintiffs filed their motion for class certification on October 18, 2005, and defendants submitted their opposition on January 18, 2006. On April 26, 2006, the court heard oral argument but did not rule on the plaintiffs’ motion for class certification. On April 27, 2006, the court denied the plaintiffs’ motion for class certification. On May 11, 2006, plaintiffs filed with the U.S. Court of Appeals for the Eleventh Circuit a petition for an interlocutory review of the District Court’s April 27 order denying class certification. On May 15, 2006, the District Court ordered plaintiffs to file not later than May 31, 2006, an amended complaint which omits class action allegations. On or about May 31, 2006, plaintiffs filed an amended complaint omitting the class action allegations. On June 7, 2006, defendants moved to dismiss the amended complaint for lack of subject matter jurisdiction. On June 21, 2006, the U.S. Court of Appeals for the Eleventh Circuit denied the plaintiff’s petition for an interlocutory review of the District Court’s April 27 order.

Source v. Cendant Corporation, No. 2-05CV-347 (E.D. Tex.). Source, Inc., which we refer to as Source, filed suit against Cendant on July 28, 2005. Source alleges infringement of four patents related to Source’s “centralized consumer cash value accumulation system for multiple merchants.” Source alleges that Cendant Hotel Group, Inc.’s TripRewards program infringes upon Source’s guest loyalty system. Source seeks monetary damages and injunctive relief. While the parties have discussed a nuisance value settlement, Cendant has filed an answer and motion to stay the litigation pending reexamination of two of the patents by the Patent and Trademark Office. The motion for stay was granted, and the matter was stayed until April 2006. We applied for an extension of that stay, which Source opposed. The Court has lifted the stay and the parties will proceed with discovery.

In Re: Resort Condominiums International, LLC and RCI Canada, Inc., Nos. 040895898P1-01-001, 040895898P1-01-002, 040895898P1-01—003, 040895898P1-01—004, 040897266P1-06-001, 040897266P1-05-001 (Edmonton Provincial Court), Case Nos. 040895104P1-01-001, 040895104P1-01-002, 040895104P1-01-003, 040895104P1-01-004, 040895104P1-01-005, 040895104P1-01-006 (Canmore Provincial Court), Nos. 040897167P1-01-001, 04897167P1-02-001 (Calgary Provincial Court). Companion complaints were filed against Resort Condominium International, LLC and RCI Canada, Inc. in three Alberta jurisdictions on August 4, 2004 alleging that the RCI Points program is an unlicensed travel club and the unregistered sales of memberships in the program is a regulatory violation of the Alberta Fair Trading Act. The complaints seek statutory penalties. RCI’s defense is premised upon the fact that the RCI Points program simply provides a system to use accommodations currently owned by the vacation ownership consumer and is not a travel club, as defined in the statute, as it does not involve the future purchase of accommodations. The trial date has been set for February 26, 2007.

Additionally, from time to time, we are involved in certain claims and legal actions arising in the ordinary course of our business, including: for our lodging business, (i) breach of contract, fraud and bad faith claims between franchisors and franchisees in connection with franchise agreements and with owners in connection with management contracts and (ii) negligence claims asserted in connection with acts or occurrences at franchised or managed properties; for our vacation exchange and rental business, (i) breach of contract claims by both affiliates and members in connection with their respective agreements and (ii) negligence claims by guests for alleged injuries sustained at resorts; for our vacation ownership business, (i) breach of contract, conflict of interest, fraud and consumer protection act claims by property owners’ associations, owners and prospective owners in connection with the sale of vacation ownership interests or the management of vacation ownership resorts, (ii) construction defect claims relating to vacation ownership units or resorts and (iii) negligence claims by guests for alleged injuries sustained at vacation ownership units or resorts; and for each of our businesses, (i) bankruptcy proceedings involving efforts to collect receivables from a debtor in bankruptcy and (ii) employment matters involving claims of discrimination and wage and hours claims. Although the results of such claims and legal actions cannot be predicted with certainty, we do not believe based on information currently available to us that the final outcome of these proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows. Any adverse outcome of such claims and legal actions, however, could have a material effect on our results of operations.

We cannot give any assurance as to the final outcome or resolution of these unresolved proceedings. An adverse outcome from certain unresolved proceedings could be material with respect to earnings in any given reporting period. However, we do not believe that the impact of such unresolved proceedings should result in a material liability to us in relation to our consolidated financial position or liquidity.

In addition, pursuant to the Separation and Distribution Agreement, we agreed to be responsible for 37.5% (or 30% if the sale of Travelport is not completed) of certain contingent and other corporate liabilities (and related costs and expenses) related to Cendant litigation. See “Certain Relationships and Related Party Transactions—Litigation For Which We Have Assumed Liability Pursuant to the Separation and Distribution Agreement.”

Legal—Cendant Corporate Litigation

Pursuant to the Separation and Distribution Agreement we agreed to be responsible for 37.5% (or 30% if the sale of Travelport is not completed) of the contingent and other corporate liabilities (and related costs and expenses) related to the Cendant litigation described below.

After the April 15, 1998 announcement of the discovery of accounting irregularities in the former CUC business units, and prior to the issuance of this information statement, approximately 70 lawsuits claiming to be class actions and other proceedings were commenced against Cendant and other defendants, of which a number of lawsuits have been settled. Approximately six lawsuits remain unresolved in addition to the matters described below.

In Re Cendant Corporation Litigation, Master File No. 98-1664 (WHW) (D.N.J.), which we refer to as the Securities Action, is a consolidated class action brought on behalf of all persons who acquired securities of Cendant and CUC, except the PRIDES securities, between May 31, 1995 and August 28, 1998. Named as defendants are Cendant; 28 current and former officers and directors of Cendant, CUC and HFS Incorporated; and Ernst & Young LLP, or Ernst & Young, CUC’s former independent accounting firm.

The Amended and Consolidated Class Action Complaint in the Securities Action alleges that, among other things, the lead plaintiffs and members of the class were damaged when they acquired securities of Cendant and CUC because, as a result of accounting irregularities, Cendant’s and CUC’s previously issued financial statements were materially false and misleading, and the allegedly false and misleading financial statements caused the prices of Cendant’s and CUC’s securities to be inflated artificially.

On December 7, 1999, Cendant announced that it had reached an agreement to settle claims made by class members in the Securities Action for approximately $2,850 million in cash plus 50% of any net recovery Cendant receives from Ernst & Young as a result of Cendant’s cross-claims against Ernst & Young as described below. This settlement received all necessary court approvals and was fully funded by Cendant on May 24, 2002.

On January 25, 1999, Cendant asserted cross-claims against Ernst & Young that alleged that Ernst & Young failed to follow professional standards to discover, and recklessly disregarded, the accounting irregularities and is therefore liable to Cendant for damages in unspecified amounts. The cross-claims assert claims for breaches of Ernst & Young’s audit agreements with Cendant, negligence, breaches of fiduciary duty, fraud and contribution. On July 18, 2000, Cendant filed amended cross-claims against Ernst & Young asserting the same claims.

On March 26, 1999, Ernst & Young filed cross-claims against Cendant and certain of Cendant’s present and former officers and directors that alleged that any failure by Ernst & Young to discover the accounting irregularities was caused by misrepresentations and omissions made to Ernst & Young in the course of its audits and other reviews of Cendant’s financial statements. Ernst & Young’s cross-claims assert claims for breach of contract, fraud, fraudulent inducement, negligent misrepresentation and contribution. Damages in unspecified amounts are sought for the costs to Ernst & Young associated with defending the various shareholder lawsuits, lost business it claims is attributable to Ernst & Young’s association with Cendant and for harm to Ernst & Young’s reputation. On June 4, 2001, Ernst & Young filed amended cross-claims against Cendant asserting the same claims.

Welch & Forbes, Inc. v. Cendant Corp., et al., No. 98-2819 (WHW), which we refer to as the PRIDES Action, is a consolidated class action filed on behalf of purchasers of Cendant’s PRIDES securities between February 24 and August 28, 1998. Named as defendants are Cendant; Cendant Capital I, a statutory business trust formed by Cendant to participate in the offering of PRIDES securities; 17 current and former officers and directors of Cendant, CUC and HFS; Ernst & Young; and the underwriters for the PRIDES offering, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Chase Securities Inc. The allegations in the Amended Consolidated Complaint in the PRIDES Action are substantially similar to those in the Securities Action.

On March 17, 1999, Cendant entered into an agreement to settle the claims of class members in the PRIDES Action who purchased PRIDES securities on or prior to April 15, 1998. The settlement did not resolve claims based upon purchases of PRIDES on and after April 16, 1998 and, as of December 31, 2001, other than Welch & Forbes, Inc. v. Cendant Corp., et al., which is previously discussed, no purchasers of PRIDES securities after April 16, 1998 have instituted proceedings against Cendant.

On October 28, 2005, Cendant reached a settlement that resolved the claims of class members who purchased PRIDES on and after April 16, 1998. To settle these claims, Cendant has agreed to pay $32.5 million in cash plus 3.5% of any net recovery from litigation Cendant is pursuing against Ernst & Young, auditors for the former CUC, arising from the accounting irregularities. The cash payment plus interest, which accrued on the cash settlement from January 27, 2006, when the court approved the settlement in all respects, at the federal funds rate applicable at that time, was made in March 2006.

Semerenko v. Cendant Corp., et al., Civ. Action No. 98-5384 (D.N.J.), and P. Schoenfield Asset Management LLC v. Cendant Corp., et al., Civ. Action No. 98-4734 (D.N.J.), which we refer to as the ABI Actions, were initially commenced in October and November of 1998, respectively, on behalf of a putative class of persons who purchased securities of American Bankers Insurance Group, Inc., which we refer to as ABI, between January 27, 1998 and October 13, 1998. Named as defendants are Cendant, four former CUC officers and directors and Ernst & Young. The complaints in the ABI Actions, as amended on February 8, 1999, assert violations of Sections 10(b), 14(e) and 20(a) of the Exchange Act. The plaintiffs allege that they purchased shares of ABI common stock at prices artificially inflated by the accounting irregularities after Cendant announced a cash tender offer for 51% of ABI’s outstanding shares of common stock in January 1998. Plaintiffs also allege that after the disclosure of the accounting irregularities, Cendant misstated its intention to complete the tender offer and a second step merger pursuant to which the remaining shares of ABI stock were to be acquired by Cendant. Plaintiffs seek, among other things, unspecified compensatory damages. On April 30, 1999, the U.S. District Court for the District of New Jersey dismissed the complaints on motions of the defendants. In an opinion dated August 10, 2000, the U.S. Court of Appeals for the Third Circuit vacated the district court’s judgment and remanded the ABI Actions for further proceedings. On December 15, 2000, Cendant filed a motion to dismiss those claims based on ABI purchases after April 15, 1998, and the district court granted this motion on May 7, 2001. The plaintiffs subsequently moved for leave to file a Second Amended Complaint to reallege claims based on ABI purchases between April 16, 1998 and October 13, 1998. That motion was denied on August 15, 2002. On January 27, 2004, plaintiffs filed a motion for class certification. On April 4, 2006, Cendant entered into an agreement to settle this matter for $22 million. A hearing to approve the settlement has been scheduled for July 24, 2006.

The settlements and actions described above do not encompass six additional claims against Cendant relating to accounting irregularities. We cannot give any assurance as to the final outcome or resolution of these unresolved proceedings. An adverse outcome from certain unresolved proceedings could be material with respect to earnings in any given reporting period. However, we do not believe that the impact of such unresolved proceedings should result in a material liability to us in relation to our consolidated financial position or liquidity.

We and Cendant are subject to income taxes in the United States and several foreign jurisdictions. The IRS is currently examining Cendant’s taxable years 1998 through 2002 during which our business was included in Cendant’s tax returns. Over the course of the audit, we and Cendant have responded to various requests for information, primarily focused on the 1999 statutory merger of Cendant’s former fleet business; the calculation of the stock basis in the 1999 sale of a Cendant subsidiary; and the deductibility of expenses associated with the shareholder class action litigation resulting from the merger with CUC. To date, we and Cendant have not agreed to any IRS proposed adjustments related to these matters. Although we and Cendant believe there is appropriate support for the positions taken on its tax returns, we and Cendant have recorded liabilities representing the best estimates of the probable loss on certain positions. We and Cendant believe that the accruals for tax liabilities are adequate for all open years, based on assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. Although we and Cendant believe the recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore, our and Cendant’s assessments can involve both a series of complex judgments about future events and rely heavily on estimates and assumptions. While we and Cendant believe that the estimates and assumptions supporting the assessments are reasonable, the final determination of tax audits and any other related litigation could be materially different than that which is reflected in historical income tax provisions and recorded assets and liabilities. Based on the results of an audit or litigation, a material effect on our income tax provision, net income, or cash flows in the period or periods for which that determination is made could result.

Regulatory Proceedings

In the past, we have been subject to regulatory proceedings relating to the ADA. In the future, we may be subject to regulatory proceedings relating to the ADA or other regulatory regimes to which our businesses are subject, none of which we expect would have a material adverse effect on our financial position, results of operations or cash flows. There can be no assurance that such regulatory proceedings, or any future regulatory proceedings, will not have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers Following the Separation

All of our executive officers are currently officers and employees of Cendant. After the separation, none of these individuals will continue to be employees of Cendant. The following table sets forth information as of March 31, 2006 regarding individuals who are expected to serve as our executive officers following the completion of our separation.

Name	Age	Position(s)
Stephen P. Holmes	49	Chairman and Chief Executive Officer

Franz S. Hanning	52	President and Chief Executive Officer, Wyndham Vacation Ownership

Kenneth N. May	55	President and Chief Executive Officer, RCI Global Vacation Network

Steven A. Rudnitsky	47	President and Chief Executive Officer, Wyndham Hotel Group

Virginia M. Wilson	51	Executive Vice President and Chief Financial Officer

Scott G. McLester	43	Executive Vice President and General Counsel

Mary R. Falvey	46	Executive Vice President and Chief Human Resources Officer

Nicola Rossi	39	Senior Vice President and Chief Accounting Officer

Stephen P. Holmes will serve as the Chairman of our Board of Directors and as our Chief Executive Officer. Mr. Holmes has been a director since May 2003 of the already-existing, wholly owned subsidiary of Cendant that will hold the assets and liabilities of Cendant’s Hospitality Services (including Timeshare Resorts) businesses and will continue as a director after our separation from Cendant. Mr. Holmes has been Vice Chairman and Director of Cendant and Chairman and Chief Executive Officer of Cendant’s Travel Content Division since December 1997. It is expected that Mr. Holmes will continue as a Cendant director until completion of Cendant’s plan of separation, at which time Mr. Holmes will resign as a director of Cendant. Mr. Holmes was Vice Chairman of HFS Incorporated, which we refer to as HFS, from September 1996 until December 1997 and was a director of HFS from June 1994 until December 1997. From July 1990 through September 1996, Mr. Holmes served as Executive Vice President, Treasurer and Chief Financial Officer of HFS.

Franz S. Hanning will serve as our President and Chief Executive Officer, Wyndham Vacation Ownership. Since March 2005, Mr. Hanning has been the Chief Executive Officer of Cendant’s Timeshare Resort Group. Mr. Hanning served as President and Chief Executive Officer of Fairfield Resorts, Inc. from April 2001, when Cendant acquired Fairfield, to March 2005 and as President and Chief Executive Officer of Trendwest Resorts, Inc. from August 2004 to March 2005. Mr. Hanning joined Fairfield in 1982 and held several key leadership positions with Fairfield, including Regional Vice President, Executive Vice President of Sales and Chief Operating Officer.

Kenneth N. May will serve as our President and Chief Executive Officer, RCI Global Vacation Network. Since March 2005, Mr. May has been the Chief Executive Officer of Cendant’s Vacation Network Group. From February 1999 to March 2005, Mr. May was Chairman and Chief Executive Officer of RCI. Prior to joining Cendant, Mr. May held positions as General Manager with Citibank North America Credit Cards, Senior Vice President and General Manager with Disney Vacation Club and various other leadership positions for PepsiCo, Inc. and Colgate-Palmolive Company.

Steven A. Rudnitsky will serve as our President and Chief Executive Officer, Wyndham Hotel Group. Since March 2002, Mr. Rudnitsky has been the Chief Executive Officer of Cendant’s Hotel Group. Prior to joining Cendant, from December 2000 to March 2002, Mr. Rudnitsky was President of Kraft Foodservice and Executive Vice President of Kraft Foods, Inc. Mr. Rudnitsky was appointed to these positions with Kraft in December 2000 upon Kraft’s acquisition of Nabisco Foods Company, where he served as President from 1999 until December

2000. From 1996 to 1999, Mr. Rudnitsky was Vice President and General Manager, food service, for Pillsbury Bakeries & Foodservice. From 1984 to 1996, Mr. Rudnitsky held positions of increasing responsibility at PepsiCo, Inc.

Virginia M. Wilson will serve as our Executive Vice President and Chief Financial Officer. Ms. Wilson has been Executive Vice President and Chief Accounting Officer of Cendant since September 2003. From October 1999 until August 2003, Ms. Wilson served as Senior Vice President and Controller for MetLife, Inc., a provider of insurance and other financial services. From 1996 until 1999, Ms. Wilson served as Senior Vice President and Controller for Transamerica Life Companies, an insurance and financial services company. Prior to Transamerica, Ms. Wilson was an Audit Partner of Deloitte & Touche LLP.

Scott G. McLester will serve as our Executive Vice President and General Counsel. Since April 2004, Mr. McLester has been Senior Vice President, Legal for Cendant. Mr. McLester was Group Vice President, Legal for Cendant from March 2002 to April 2004, Vice President, Legal for Cendant from February 2001 to March 2002 and Senior Counsel for Cendant from June 2000 to February 2001. Prior to joining Cendant, Mr. McLester was a Vice President in the Law Department of Merrill Lynch in New York and a partner with the law firm of Carpenter, Bennett and Morrissey in Newark, New Jersey.

Mary R. Falvey will serve as our Executive Vice President and Chief Human Resources Officer. Since April 2005, Ms. Falvey has been Executive Vice President, Global Human Resources for Cendant’s Vacation Network Group. From March 2000 to April 2005, Ms. Falvey served as Executive Vice President, Human Resources for RCI. From January 1998 to March 2000, Ms. Falvey was Vice President of Human Resources for Cendant’s Hotel Division and Corporate Contact Center group. Prior to joining Cendant, Ms. Falvey held various leadership positions in the human resources division of Nabisco Foods Company.

Nicola Rossi will serve as our Senior Vice President and Chief Accounting Officer. Since June 2004, Mr. Rossi has been Vice President and Controller of Cendant’s Hotel Group. From April 2002 to June 2004, Mr. Rossi served as Vice President, Corporate Finance for Cendant. From April 2000 to April 2002, Mr. Rossi was Corporate Controller of Jacuzzi Brands, Inc., a bath and plumbing products company, and was Assistant Corporate Controller from June 1999 to March 2000. From November 1995 to May 1999, Mr. Rossi was Director of Corporate Accounting of The Great Atlantic & Pacific Tea Company, Inc. Prior thereto, Mr. Rossi held various positions, from staff accountant to manager, with Deloitte & Touche LLP from 1988 to 1995.

Board of Directors Following the Separation

The following sets forth information with respect to those persons who are expected to serve on our Board upon effectiveness of our registration statement on Form 10 of which this information statement is a part. The nominees will be presented to our sole stockholder, Cendant, for election. See “—Executive Officers Following the Separation” for Stephen P. Holmes’s biographical information. The following table sets forth information as of March 31, 2006 regarding such individuals.

Name	Age	Position(s)
Stephen P. Holmes	49	Chairman of the Board of Directors
Myra J. Biblowit	57	Director Nominee
James E. Buckman	61	Director
George Herrera	49	Director Nominee
The Right Honorable Brian Mulroney	67	Director Nominee
Pauline D.E. Richards	57	Director Nominee
Michael H. Wargotz	47	Director Nominee

Myra J. Biblowit will become a director effective upon the completion of the separation. It is expected that Ms. Biblowit will continue as a Cendant director until completion of Cendant’s plan of separation, at which time Ms. Biblowit will resign as a director or Cendant. Since April 2001, Ms. Biblowit has been President of The Breast Cancer Research Foundation. From July 1997 until March 2001, she served as Vice Dean for External Affairs for the New York University School of Medicine and Senior Vice President of the Mount Sinai-NYU Health System. From June 1991 to June 1997, Ms. Biblowit was Senior Vice President and Executive Director of the Capital Campaign for the American Museum of Natural History. Ms. Biblowit has been a director of Cendant since April 2000.

James E. Buckman has been a director of the already-existing, wholly owned subsidiary of Cendant that will hold the assets and liabilities of Cendant’s Hospitality Services (including Timeshare Resorts) businesses since May 2003 and will continue as a director after our separation from Cendant. It is expected that Mr. Buckman will continue as a Cendant director until completion of Cendant’s plan of separation, at which time Mr. Buckman will resign as a director of Cendant. Mr. Buckman has been a Vice Chairman of Cendant since November 1998 and General Counsel and a director of Cendant since December 1997. Mr. Buckman was a Senior Executive Vice President of Cendant from December 1997 until November 1998. Mr. Buckman was Senior Executive Vice President, General Counsel and Assistant Secretary of HFS from May 1997 to December 1997, a director of HFS from June 1994 to December 1997 and Executive Vice President, General Counsel and Assistant Secretary of HFS from February 1992 to May 1997.

George Herrera will become a director effective upon the completion of the separation. It is expected that Mr. Herrera will continue as a Cendant director until completion of Cendant’s plan of separation, at which time Mr. Herrera will resign as a director of Cendant. Since December 2003, Mr. Herrera has served as President and Chief Executive Officer of Herrera-Cristina Group, Ltd., a Hispanic-owned multidisciplinary management firm. From August 1998 to January 2004, Mr. Herrera served as President and Chief Executive Officer of the U.S. Hispanic Chamber of Commerce. Mr. Herrera served as President of David J. Burgos & Associates, Inc. from December 1979 until July 1998. Mr. Herrera has been a director of Cendant since January 2004.

The Right Honourable Brian Mulroney will become a director effective upon the completion of the separation. It is expected that Mr. Mulroney will continue as a Cendant director until completion of Cendant’s plan of separation, at which time Mr. Mulroney will resign as a director of Cendant. Mr. Mulroney was Prime Minister of Canada from 1984 to 1993 and is currently Senior Partner in the Montreal-based law firm, Ogilvy Renault. Mr. Mulroney is a director of the following corporations that file reports pursuant to the Exchange Act; Archer Daniels Midland Company Inc.; Barrick Gold Corporation; Trizec Properties Inc.; and Quebecor, Inc. (including its subsidiary, Quebecor World Inc.). Mr. Mulroney has been a director of Cendant since December 1997 and was a director of HFS from April 1997 until December 1997.

Pauline D.E. Richards will become a director effective upon the completion of the separation. It is expected that Ms. Richards will continue as a Cendant director until completion of Cendant’s plan of separation, at which time Ms. Richards will resign as a director of Cendant. Since November 2003, Ms. Richards has been Director of Development at the Saltus Grammar School, the largest private school in Bermuda. From January 2001 until March 2003, Ms. Richards served as Chief Financial Officer of Lombard Odier Darier Hentsch (Bermuda) Limited in Bermuda, a trust company business. From January 1999 until December 2000, she was Treasurer of Gulfstream Financial Limited, a stock brokerage company. From January 1999 to June 1999, Ms. Richards served as a consultant to Aon Group of Companies, Bermuda, an insurance brokerage company, after serving in different positions from 1988 through 1998. These positions included Controller, Senior Vice President and Group Financial Controller and Chief Financial Officer. Ms. Richards has been a director of Cendant since March 2003 and chairman of Cendant’s audit committee since October 2004.

Michael H. Wargotz will become a director effective upon the completion of the separation. Since June 2004, Mr. Wargotz has been a Vice President of Sales of NetJets Inc., a leading provider of private aviation services. Since January 2001, Mr. Wargotz has been a founding partner of Axcess Solutions, LLC, a strategic alliance, brand development and partnership marketing consulting firm. From January 2000 to December 2000, Mr. Wargotz pursued personal interests. From January 1998 to December 1999, Mr. Wargotz served in various leadership positions with Cendant, including President and Chief Executive Officer of its Lifestyle Division, Executive Vice President and Chief Financial Officer of its Alliance Marketing Segment and Senior Vice President, Business Development. Mr. Wargotz was a Senior Vice President with HFS from July 1994 to December 1997.

Composition of the Board of Directors

Upon effectiveness of our Registration Statement on Form 10 of which this information statement is a part, we expect our certificate of incorporation and by-laws to be amended to divide our Board of Directors into three classes with staggered terms, which means that the directors in one of these classes will be elected each year for a new three-year term. We expect that Class I directors will have an initial term expiring in 2007, Class II directors will have an initial term expiring in 2008 and Class III directors will have an initial term expiring in 2009. We expect that Class I will be comprised of Messrs. Wargotz and Mulroney, Class II will be comprised of Messrs. Buckman and Herrera, and Class III will be comprised of Mr. Holmes and Mses. Biblowit and Richards.

Committees

Upon effectiveness of our Registration Statement on Form 10 of which this information statement is a part, our Board will have the following committees:

Executive Committee

The Executive Committee of our Board is expected to be comprised of Messrs. Holmes, Buckman and Wargotz. Our Executive Committee has and may exercise all of the powers of our Board when the Board is not in session, including the power to authorize the issuance of stock, except that the Executive Committee has no power to (i) alter, amend or repeal the by-laws or (ii) take any other action that legally may be taken only by the full Board.

Audit Committee

The Audit Committee of our Board is expected to be comprised of Messrs. Herrera and Wargotz (Chairman) and Ms. Richards. All members of our Audit Committee will be required to be independent directors as required by the listing standards of the NYSE and our Corporate Governance Principles. We expect that our Board will determine that at least one director meets the requirements for being an “audit committee financial expert” as defined by regulations of the SEC.

Our Audit Committee will assist our Board in its oversight of our financial reporting process. Our management will have primary responsibility for the financial statements and the reporting process, including systems of internal controls. Our independent auditors will be responsible for auditing our financial statements and expressing an opinion as to their conformity to accounting principles generally accepted in the United States.

In the performance of its oversight function, our Audit Committee will review and discuss with management and the independent auditors our audited financial statements. Our Audit Committee will also discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 and Auditing Standard No. 2 relating to communication with audit committees. In addition, our Audit Committee will receive from the independent auditors the written disclosures and letter required by Independence Standards Board Standard No. 1 relating to independence discussions with audit committees. Our Audit Committee also will discuss with the independent auditors their independence from our company and our management and will consider whether the independent auditor’s provision of non-audit services to our company is compatible with maintaining the auditor’s independence.

Our Audit Committee will discuss with our internal and independent auditors the overall scope and plans for their respective audits. Our Audit Committee will meet with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting. In addition, our Audit Committee will meet with our Chief Executive Officer and Chief Financial Officer to discuss the processes that they have undertaken to evaluate the accuracy and fair presentation of our financial statements and the effectiveness of our system of disclosure controls and procedures.

Compensation Committee

The Compensation Committee of our Board is expected to be comprised of Mr. Mulroney (Chairman) and Mses. Richards and Biblowit. Our Compensation Committee will have oversight responsibility for the compensation programs for our executive officers and other employees. All members of our Compensation Committee will be required to be independent directors as required by (i) the listing standards of the NYSE, (ii) relevant federal securities laws and regulations, including Section 16 of the Exchange Act, (iii) Section 162(m) of the Code and (iv) our Corporate Governance Principles.

Corporate Governance Committee

The Corporate Governance Committee of our Board is expected to be comprised of Messrs. Herrera (Chairman) and Mulroney and Ms. Biblowit. Our Corporate Governance Committee will consider and recommend candidates for election to our Board, advise our Board on director compensation, oversee the annual performance evaluations of our Board and Board committees and advise our Board on corporate governance matters. All members of our Corporate Governance Committee will be required to be independent directors as required by the listing standards of the NYSE and our Corporate Governance Principles.

Director Nomination Process. Our Corporate Governance Committee will consider and recommend candidates for election to our Board. The Committee will also consider candidates for election to our Board that are submitted by stockholders. Each member of the Committee will participate in the review and discussion of director candidates. In addition, members of our Board who are not on the Committee may meet with and evaluate the suitability of candidates. In making its selections of candidates to recommend for election, the Committee will seek persons who have achieved prominence in their fields and who possess significant experience in areas of importance to our company. The minimum qualifications that our Corporate Governance Committee will require in any nominated candidate will include integrity, independence, forthrightness, analytical skills and the willingness to devote appropriate time and attention to our affairs. Candidates would also need to demonstrate a willingness to work as part of a team in an atmosphere of trust and a commitment to represent the interests of all our stockholders rather than those of a specific constituency. Successful candidates will also need to demonstrate significant experience in areas of importance to our company, such as general management, finance, marketing, technology, law, international business or public sector activities.

Compensation Committee Interlocks and Insider Participation

With the exception of Stephen P. Holmes, none of our executive officers will serve as a member of our Board. In addition, Mr. Holmes will not serve on our Compensation Committee. Following the separation, none of our executive officers will serve as a member of the compensation committee of any entity that has one or more executive officers serving on our Compensation Committee.

Board of Directors’ Compensation

The following table sets forth the compensation for future services expected to be paid to our non-employee directors following the distribution. All director compensation, other than the new director equity grant, will be pro-rated for 2006.

Compensation(1)(2)
Annual Director Retainer (3)	$150,000
New Director Equity Grant (4)	75,000
Board and Committee Meeting Attendance Fee	—
Audit Committee Chair	20,000
Audit Committee Member	10,000
Compensation Committee Chair	15,000
Compensation Committee Member	7,500
Corporate Governance Committee Chair	10,000
Corporate Governance Committee Member	5,000
Executive Committee Member	8,000

(1)	Members of our Board who are also our or our subsidiaries’ officers or employees will not receive compensation for serving as directors (other than travel-related expenses for meetings held outside of our headquarters).
(2)	The committee chair stipends and all committee membership stipends will be paid 50% in cash and 50% in deferred stock units. Directors may elect to receive more than 50% of such stipends in deferred stock units.
(3)	The Annual Director Retainer, or the Retainer, will be paid on a quarterly basis. The Retainer will be paid equally 50% in cash and 50% in shares of common stock required to be deferred under our Non-Employee Directors Deferred Compensation Plan (described below). Such deferred common stock is referred to as “deferred stock units.” A director may elect to receive the entire Retainer in the form of deferred stock units. The number of shares of common stock to be received pursuant to the common stock portion of the Retainer or any other compensation to be paid in the form of common stock will equal the value of the compensation being paid in the form of common stock, divided by the fair market value of the common stock as of the close of business on the date on which the compensation would otherwise have been paid. Each deferred stock unit will entitle the director to receive one share of common stock following such director’s retirement or termination of service from our Board for any reason. The directors may not sell or receive value from any deferred stock unit prior to such termination of service.
(4)	The grant will be made in the form of deferred stock units. The number of units will equal $75,000 divided by the fair market value of a share of our common stock as of the close of business on the date of the grant. Persons serving as our non-employee directors at the time of the distribution will receive their grant as of the first trading day following our distribution.

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning the 2005, 2004 and 2003 cash and non-cash compensation awarded by Cendant and its subsidiaries, prior to the separation, to or earned by our chief executive officer and the persons whom we expect will be our four most highly compensated executive officers, or the “Named Executive Officers”:

		Annual Compensation			Long Term Compensation		All Other Compensation
				Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options Common Stock (#)(5)
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	($)(3)	($)(4)	(#)	($)(6)
Stephen P. Holmes, Chairman of the Board, Chief Executive Officer and President	2005	762,500	1,465,128	—	5,000,009	0	216,478
	2004	762,500	2,105,128	87,185	4,000,000	0	136,983
	2003	762,500	1,437,400	—	1,453,442	0	136,794
Franz S. Hanning, President and Chief Executive Officer, Wyndham Vacation Ownership	2005	521,188	718,750	—	1,599,996	0	15,666
	2004	462,400	643,990	—	1,500,002	0	15,366
	2003	442,000	221,000	—	500,006	0	267,846
Kenneth N. May, President and Chief Executive Officer, RCI Global Vacation Network	2005	495,077	495,077	—	1,599,996	0	2,925
	2004	495,577	376,184	—	1,500,002	0	42,485
	2003	465,000	232,500	—	450,000	0	750
Steven A. Rudnitsky, President and Chief Executive Officer, Wyndham Hotel Group	2005	485,000	509,250	—	1,500,007	0	62,250
	2004	454,038	340,530	—	1,500,002	0	48,424
	2003	425,000	418,750	—	505,000	0	51,375

Virginia M. Wilson, Executive Vice President and Chief Financial Officer(7)	2005	360,366	270,274	—	1,049,993	0	38,588
	2004	363,462	272,596	—	950,000	0	38,914
	2003	110,385	262,500	—	400,000	49,041	22,154

(1)	For Mr. Holmes, 2005 bonus amount is the sum of his fiscal year 2005 profit-sharing bonus equal to $1,385,000 and a special bonus under an executive officer life insurance program of Cendant equal to $80,128, both of which were paid in the first quarter of 2006. Cendant and we pay all base salary over 26 bi-weekly periods each year. During 2004, an additional 27th payroll period ending January 1, 2004 occurred. In the table above, Mr. Holmes’s base salary for each year shows his annual rate of base salary. For each other Named Executive Officer, for each year, the table shows base salaries as reported by us for tax purposes.
(2)	For Messrs. May and Rudnitsky, bonus amounts are based upon overall Cendant performance and the performance of their respective businesses. For Mr. Hanning, bonus amounts are based upon the performance of Cendant’s Timeshare Resorts division. For Ms. Wilson, bonus amounts are based upon overall Cendant performance.
(3)	Except where indicated, perquisites and personal benefits are less than the lesser of $50,000 or 10% of the salary and bonus for each Named Executive Officer in each year. In 2004, Mr. Holmes perquisites and personal benefits included $42,537 for personal use of Cendant aircraft.
(4)	On April 26, 2005, each Named Executive Officer was granted performance-vesting restricted stock units relating to shares of Cendant common stock. Upon the vesting of a unit, the Named Executive Officer becomes entitled to receive a share of Cendant common stock. Up to one-eighth of the units may vest on April 27 in each of 2006, 2007, 2008 and 2009 based upon the extent to which Cendant attains pre-established performance goals for fiscal year 2005 through the end of the most recently completed fiscal year prior to such business day (i.e., 25% of the units scheduled to vest each year will vest if performance reaches “threshold” levels, and 100% of such units will vest if performance reaches “target” levels). The performance goals relating to these units are based upon the “total unit growth” of the Cendant common stock in relation to the average historic “total stockholder return” of the S&P 500 (“total unit growth” is comprised of earnings before interest, taxes, depreciation and amortization, plus increases in free cash flow generation). Units which fail to vest in 2006, 2007 and 2008 may become vested in later year(s) subject to Cendant’s attainment of cumulative multi-year performance goals. In addition, up to one-half of the units may vest on April 27, 2009 based upon the extent to which Cendant attains cumulative four-year pre-established performance goals. The performance goals relating to these units are based upon the “total unit growth” of the Cendant common stock in relation to the top-quartile average historic “total stockholder return” of the S&P 500. In all cases, intermediate levels of vesting will occur for interim levels of performance. Vesting is also subject to the Named Executive Officer remaining continuously employed with Cendant through the applicable vesting date. Each Named Executive Officer received the following number of performance-vesting restricted stock units (numbers reflect equitable adjustment in connection with PHH Corporation spin-off): Mr. Holmes, 249,626; Mr. Hanning, 79,880; Mr. May, 79,880; Mr. Rudnitsky, 74,888 and Ms. Wilson, 52,421. The number of units granted to each Named Executive Officer was approved by the Compensation Committee. All units are eligible to receive cash dividend equivalents, which remain restricted and subject to forfeiture until the unit for which it was paid becomes vested. The value of the shares of Cendant common stock underlying the units as of the date of grant are shown in the table above and reflect a per unit value of $20.03, based upon the closing price of the Cendant common stock on April 26, 2005. The value of the shares underlying all units held by each Named Executive Officer as of December 30, 2005 (including outstanding units granted in 2005 and prior years) reflecting a per unit value of the Cendant common stock of $17.25 equaled: Mr. Holmes, $7,870,123; Mr. Hanning, $2,735,160; Mr. May $2,702,023; Mr. Rudnitsky, $2,652,343 and Ms. Wilson, $1,749,616.

Subject to necessary approvals and consents, we expect that all restricted stock units that vest upon the attainment of “above-target” financial performance will be cancelled in connection with Cendant’s separation transaction, and that all other restricted stock units will vest (without regard to the attainment of any existing performance criteria, which have been waived by action of the Cendant Compensation Committee) on the thirtieth day following the second of the distributions of us and Realogy by Cendant. Such acceleration will apply to all current Cendant employees as well as those terminated from employment in connection with the separation transactions, but not any employee who resigns or is terminated for cause.

The value of the shares underlying all units held by each Named Executive Officer as of December 31, 2005 (including outstanding units granted in 2005 and all prior years) and reflecting a per unit value of Cendant’s common stock of $17.25 equaled as follows:

	Above-Target Vesting (to be canceled) ($)	At-Target Vesting (to be vested) ($)	Total ($)
Mr. Holmes	3,716,409	4,153,714	7,870,123
Mr. Hanning	1,275,224	1,459,937	2,735,161
Mr. May	1,275,224	1,426,799	2,702,023
Mr. Rudnitsky	1,232,168	1,420,175	2,652,343
Ms. Wilson	823,412	926,204	1,749,616

(5)	Numbers reflect equitable adjustment in connection with PHH Corporation spin-off.
(6)	Amounts for fiscal year 2005 consist of (i) Cendant matching contributions to a non-qualified deferred compensation plan and/or 401(k) plan maintained by Cendant, or Defined Contribution Match, (ii) life insurance benefits under Cendant’s executive officer supplemental life insurance program or other arrangement and (iii) executive medical benefits. Defined Contribution Match includes matching contributions relating to bonuses in respect of fiscal year 2005 and paid in the first quarter of 2006. The foregoing amounts were as follows.

	Year	Defined Contribution Match ($)	Supplemental Life Insurance Benefits ($)	Executive Medical Benefits ($)	Totals ($)
Mr. Holmes	2005	128,850	80,128	7,500	216,478
Mr. Hanning	2005	12,600	2,316	750	15,666
Mr. May	2005	0	0	2,925	2,925
Mr. Rudnitsky	2005	59,655	0	2,595	62,250
Ms. Wilson	2005	37,838	0	750	38,588

(7)	Ms. Wilson commenced employment with Cendant on August 14, 2003.

Option/SAR Grants in Last Fiscal Year

None of the Named Executive Officers received an option grant in fiscal year 2005.

Aggregated Option Exercises in 2005 and Year-End Option Values

The following table summarizes the exercise of Cendant common stock options by the Named Executive Officers during the last fiscal year and the value of unexercised options held by such officers as of the end of such fiscal year:

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARS at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARS at FY-End ($)(1) Exercisable/Unexercisable
Mr. Holmes	293,821	4,662,648	3,623,054/0	14,090,247/0
Mr. Hanning	0	0	364,037/0	1,127,236/0
Mr. May	0	0	510,819/0	421,520/0
Mr. Rudnitsky	0	0	443,058/0	243,500/0
Ms. Wilson	0	0	24,520/24,521	0/0

(1)	Amounts are based upon a December 31, 2005 closing price per share of Common Stock on the NYSE of $17.25.

Employment Agreements and Other Arrangements

Mr. Holmes. We have entered into an employment agreement, to be effective as of the date of the distribution, with Stephen P. Holmes, who will serve as Chairman of our Board and Chief Executive Officer. Such employment agreement will have a term ending on the third anniversary of the distribution; provided, that such term will automatically extend for one additional year at the end of the initial three-year term, unless we or Mr. Holmes provide notice to the other party of non-renewal at least six months prior to such third anniversary. Pursuant to our by-laws, our Board of Directors may terminate Mr. Holmes’ employment at any time. Upon expiration of the employment agreement, Mr. Holmes will be an employee at will unless the agreement is renewed or a new agreement is executed. In addition to providing for a minimum base salary of $1 million and employee benefit plans generally available to our executive officers, Mr. Holmes’ agreement provides for an annual incentive award with a target amount equal to 200% of his base salary, subject to attainment of performance goals, and grants of long-term incentive awards, upon such terms and conditions as determined by our Board of Directors or Compensation Committee.

In addition, Mr. Holmes will be granted two equity incentive awards relating to our common stock. One of these awards will be in the form of stock-settled stock appreciation rights with a per share exercise price equal to the value of a share of our common stock as of the date of grant (the closing price on the first day of trading following the date of our distribution), will have a value on the date of grant of $2.5 million, and will vest in equal installments on each of the first four anniversaries of May 2, 2006, subject to Mr. Holmes’ continued employment with us through such vesting dates. The other of these awards will be in the form of restricted stock units, will have a value on the grant date of $2.5 million and will vest in equal installments on each of the first four anniversaries of May 2, 2006, subject to Mr. Holmes’ continued employment with us through each such vesting date. Upon a Change-of-Control Transaction (as defined in our 2006 Equity and Incentive Plan), these equity grants will become immediately and fully vested.

Mr. Holmes’ agreement provides that if his employment with us is terminated by us without “cause” or due to a “constructive discharge” (each term as defined in Mr. Holmes’ agreement), he will be entitled to a lump sum payment equal to 299% of the sum of his then-current base salary plus his then-current target annual bonus. In addition, in this event, all of Mr. Holmes’ then-outstanding equity awards from us will become fully vested (and any of our stock options and stock appreciation rights granted on or after the distribution date will remain exercisable until the earlier of three years following his termination of employment and the original expiration date of such awards). Options granted prior to the distribution will remain exercisable in accordance with Mr. Holmes’ prior agreement with Cendant. Mr. Holmes’ employment agreement provides him and his dependents with medical benefits through his age 75. The employment agreement provides Mr. Holmes with the right to claim a constructive discharge if, among other things, (i) he is not our Chief Executive Officer and our most senior executive officer, (ii) he does not report directly to our Board, (iii) a “corporate transaction” (as defined in Mr. Holmes’ employment agreement) has occurred, (iv) we notify Mr. Holmes that we will not extend the term of the employment agreement for an additional fourth year, (v) following the expiration of the employment agreement, we do not offer to extend the agreement for no less than two years and no more than four years on substantially similar terms, or (vi) we fail to nominate Mr. Holmes to be a member of our Board. Mr. Holmes’ agreement provides for post-termination non-competition and non-solicitation covenants which will last for two years following Mr. Holmes’ employment with us, subject to certain exceptions.

We expect to enter into employment agreements with one or more of our other Named Executive Officers, which will become effective as of the date of the distribution or thereafter. The agreements are expected to set forth the base salary, bonus opportunities and initial equity awards to be provided to each of these officers, in addition to other matters.

Employee Benefit Plans

2006 Equity and Incentive Plan

General

Prior to the distribution, we expect that Cendant, as our sole stockholder, will approve the Wyndham Worldwide Corporation 2006 Equity and Incentive Plan. It is expected that the 2006 Equity and Incentive Plan will provide for the grant of annual cash bonuses and long-term cash awards, as well as equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants who are selected by our Compensation Committee for participation in the 2006 Equity and Incentive Plan. The material terms of the 2006 Equity and Incentive Plan are summarized below. The summary is not intended to be a complete description of the terms of the 2006 Equity and Incentive Plan.

Administration

The 2006 Equity and Incentive Plan will be administered by our Compensation Committee, which will have the authority, among other things, to determine who will be granted awards and all of the terms and conditions of the awards. The Compensation Committee will also be authorized to determine to what extent an award may be settled, cancelled, forfeited or surrendered, to interpret the 2006 Equity and Incentive Plan and any awards granted thereunder and to make all other determinations necessary or advisable for the administration of the 2006 Equity and Incentive Plan. Where the vesting or payment of an award under the 2006 Equity and Incentive Plan is subject to the attainment of performance goals, the Compensation Committee will be responsible for certifying that the performance goals have been attained. Neither the Compensation Committee nor our Board has the authority under the 2006 Equity and Incentive Plan to reprice, or to cancel and re-grant, any stock option granted under the 2006 Equity and Incentive Plan, or to take any action that would lower the exercise, base or purchase price of any award granted under the 2006 Equity and Incentive Plan without first obtaining the approval of our stockholders.

Cash Incentive Programs

The 2006 Equity and Incentive Plan will provide for the grant of annual and long-term cash awards to participants selected by our Compensation Committee. The maximum value of the total cash payment that any participant may receive under the 2006 Equity and Incentive Plan’s annual cash incentive program for any year will be $3 million, and the maximum value of the total payment that any 2006 Equity and Incentive Plan participant may receive with respect to each performance period under the 2006 Equity and Incentive Plan’s long-term cash incentive program will be $1 million for each year covered by the performance period. Payment of awards granted under the cash incentive programs may be made subject to the attainment of performance goals to be determined by our Compensation Committee in its discretion. The Compensation Committee may base performance goals on one or more of the following criteria, determined in accordance with generally accepted accounting principles, where applicable:

•	pre-tax income or after-tax income;

•	income or earnings including operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items;

•	net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements;

•	earnings or book value per share (basic or diluted);

•	return on assets (gross or net), return on investment, return on capital, or return on equity;

•	return on revenues;

•	cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital;

•	economic value created;

•	operating margin or profit margin;

•	stock price or total stockholder return;

•	income or earnings from continuing operations;

•	cost targets, reductions and savings, productivity and efficiencies; and

•	strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to divestitures, joint ventures and similar transactions.

The performance goals may be expressed in terms of attaining a specified level of the particular criterion or an increase or decrease in the particular criterion, and may be applied to Wyndham Worldwide or one of our subsidiaries or divisions or strategic business units or a combination thereof, or may be applied to the performance of Wyndham Worldwide relative to a market index (including industry or general market indices), or group of other companies, all as determined by the Compensation Committee. The Compensation Committee will have the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events, in response to changes in laws or regulations or to account for extraordinary or unusual events.

With respect to participants who are “covered employees” within the meaning of Section 162(m) of the Code, no payment may be made under either of the cash incentive programs prior to certification by the Compensation Committee that the applicable performance goals have been attained.

Equity Incentive Programs

It is expected that no more than 43.5 million shares of our common stock will be available for grants pursuant to the equity incentive program under the 2006 Equity and Incentive Plan, which include (i) shares which may be used for purposes of satisfying our obligations under our Non-Employee Directors Deferred Compensation Plan, Savings Restoration Plan and Officer Deferred Compensation Plan (each as described below) and (ii) approximately 29 million shares necessary to implement the issuance of equity awards relating to our common stock granted pursuant to equitable adjustments of Cendant equity awards. See “—Equitable Adjustments to Outstanding Cendant Equity-Based Awards” below.

The 2006 Equity and Incentive Plan places limits on the maximum amount of awards that may be granted to any participant in any plan year. Under the 2006 Equity and Incentive Plan, no participant may receive awards of stock options and stock appreciation rights that cover in the aggregate more than one million shares in any plan year. Additionally, no participant may receive awards of restricted stock, restricted stock units, deferred stock units, and other stock-based awards that cover in the aggregate more than 250,000 shares in any plan year. The maximum number of shares that may be covered by “incentive stock options” within the meaning of section 422 of the Code may not exceed one million shares. Shares issued under the 2006 Equity and Incentive Plan may be authorized but unissued shares or treasury shares.

If any shares subject to an award granted under the 2006 Equity and Incentive Plan are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares, or if shares of stock are surrendered or withheld as payment of either the exercise price of an award or withholding taxes in respect of an award, those shares of common stock will again be available for awards under the 2006 Equity and Incentive Plan. In the event that the Compensation Committee determines that any corporate event, such as a stock split, reorganization, merger, consolidation, repurchase or share exchange, affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of 2006 Equity and Incentive Plan participants, then the Compensation Committee will make those adjustments as it deems necessary or appropriate to any or all of:

•	the number and kind of shares or other property that may thereafter be issued in connection with future awards;

•	the number and kind of shares or other property that may be issued under outstanding awards;

•	the exercise price or purchase price of any outstanding award;

•	the performance goals applicable to outstanding awards; and

•	the maximum number of shares that can be issued to any one participant in any one year.

The Compensation Committee will determine all of the terms and conditions of equity-based awards under the 2006 Equity and Incentive Plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals. The performance goals that may be applicable to the equity incentive program under the 2006 Equity and Incentive Plan will be same as those discussed above under “—Cash Incentive Programs.”

The Cendant Compensation Committee approved a “2006 Annual Grant” of incentive awards for persons who we determined are our key employees, including our Named Executive Officers. The 2006 Annual Grant is subject to our separation from Cendant and will convert into restricted stock units and/or stock appreciation rights which settle in the form of shares of our common stock. The total aggregate value of the 2006 Annual Grant is expected to be approximately $80 million. The number of shares of Wyndham Worldwide common stock covered by such grant will equal the aggregate value of such grant (e.g., $80 million) divided by (i) in the case of restricted stock units, the fair market value of our common stock and (ii) in the case of stock appreciation rights, the Black-Scholes value of a right, in each case as of the grant of such award (the first trading day following our distribution and using the closing price). Such awards will vest with respect to 25% of the shares underlying the applicable award on each of the first four anniversaries of May 2, 2006 (except for a portion of the stock appreciation rights which we expect to be issued to certain of our Named Executive Officers, which will vest with respect to 33% of the shares underlying such rights on each of the first three anniversaries of May 2, 2006), subject to the holder’s continued employment with us and subject to earlier acceleration under certain circumstances. The portion of the 2006 Annual Grant in the form of stock appreciation rights will settle in the form of shares of our common stock and are expected to have an exercise price equal to the value of our common stock as of the date of grant (the first trading day following our distribution and using closing price). As such stock appreciation rights are granted at fair market value, there is no realizable value to such officers absent an increase in our stock price. Such awards will be granted under our 2006 Equity and Incentive Plan and will count against the maximum number of shares of our common stock available for issuance under such plan. The expected financial impact relating to this 2006 Annual Grant will increase our non-cash compensation expense by approximately $3 million from the $17 million annual amount reflected in our 2005 pro forma combined condensed statement of income set forth in this information statement. We presently anticipate that annual grants in future years will be lower than the 2006 Annual Grant.

Our Named Executive Officers received or will receive grants that will convert into awards relating to our common stock as follows upon the completion of the separation:

Award
Mr. Holmes	$5 million
Mr. Hanning	$3 million
Mr. May	$3 million
Mr. Rudnitsky	$3 million
Ms. Wilson	$2.5 million

Stock Options and Stock Appreciation Rights

The terms and conditions of stock options and stock appreciation rights granted under the 2006 Equity and Incentive Plan will be determined by our Compensation Committee and set forth in an award agreement. Stock options granted under the 2006 Equity and Incentive Plan may be “incentive stock options,” or non-qualified stock options. A stock appreciation right confers on the participant the right to receive an amount, in cash or shares of our common stock, equal to the excess of the fair market value of a share of our common stock on the date of exercise over the exercise price of the stock appreciation right, and may be granted alone or in tandem with another award. The exercise price of a stock option or stock appreciation right granted under the 2006 Equity and Incentive Plan will not be less than the fair market value of our common stock on the date of grant. The exercise price of a stock appreciation right granted in tandem with a stock option will be the same as the stock option to which the stock appreciation right relates. The vesting of a stock option or stock appreciation right will be subject to such conditions as the Compensation Committee may determine, which may include the attainment of performance goals.

Restricted Stock

The terms and conditions of awards of restricted stock granted under the 2006 Equity and Incentive Plan will be determined by our Compensation Committee and set forth in an award agreement. A restricted stock award granted under the 2006 Equity and Incentive Plan will consist of shares of our common stock that may not be sold, assigned, transferred, pledged or otherwise encumbered, except as provided in the applicable award agreement or until such time as the restrictions applicable to the award lapse. Under the 2006 Equity and Incentive Plan, the Compensation Committee will have the authority to determine the participants to whom restricted stock will be granted and the terms and conditions of restricted stock awards, including whether the lapse of restrictions applicable to the award will be subject to the attainment of one or more performance goals. Certificates issued in respect of shares of restricted stock will be held by us until such time as the restrictions lapse, at which time we will deliver a certificate to the participant.

Restricted Stock Units

A restricted stock unit is an award of a right to receive a share of our common stock. These awards will be subject to such restrictions on transferability and other restrictions, if any, as the Compensation Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including without limitation a specified period of employment or the satisfaction of preestablished performance goals), in such installments, or otherwise, as the Compensation Committee may determine.

Dividends

The Compensation Committee may determine that the holder of restricted stock or restricted stock units may receive dividends (or dividend equivalents, in the case of restricted stock units) that may be deferred during the restricted period applicable to these awards.

Other Equity-Based Awards

The 2006 Equity and Incentive Plan will provide for other equity-based awards, the form and terms of which will be as determined by the Compensation Committee, consistent with the purposes of the 2006 Equity and Incentive Plan. The vesting or payment of one of these awards may be made subject to the attainment of performance goals.

Change in Control

The 2006 Equity and Incentive Plan will provide that, unless otherwise determined by the Compensation Committee at the time of grant, in the event of a change in control (as defined in the 2006 Equity and Incentive Plan), all awards granted under the 2006 Equity and Incentive Plan will become fully vested and/or exercisable, and any performance conditions will be deemed to be fully achieved.

Equitable Adjustments to Outstanding Cendant Equity-Based Awards

In connection with the distribution, equitable adjustments will be made to outstanding stock option and restricted stock unit awards which currently relate to Cendant common stock, to the extent necessary to maintain equivalent value of such awards following the distribution.

Subject to, if necessary, any required employee consents, all Cendant restricted stock units which would otherwise have been subject to vesting based upon the attainment of “above-target” performance goals will be cancelled prior to the first distribution of us and Realogy and no additional restricted stock units will be issued in respect to these canceled “above-target” restricted stock units. With respect to the remaining Cendant restricted stock units (i.e., those that are not subject to the “above-target” performance goals), each holder of such restricted stock units (including Cendant, Realogy and Wyndham Worldwide employees) will be issued a number of restricted stock units relating to Wyndham Worldwide common stock (without regard to the attainment of any existing performance criteria, which have been waived by action of the Cendant Compensation Committee), equal to the number of shares of Wyndham Worldwide common stock that such holder would receive in the distribution assuming the restricted stock units relating to Cendant common stock represented actual shares of Cendant common stock (i.e., a ratio of one unit relating to Wyndham Worldwide common stock for every five units relating to Cendant common stock). Such holders will also receive restricted stock units of Realogy (and Travelport if it is not sold) of such number determined in a corresponding manner. The Wyndham Worldwide restricted stock units expected to receive accelerated vesting (approximately 2.12 million) and the adjusted Cendant restricted stock units expected to receive accelerated vesting (approximately 10.6 million) will become vested on the earlier of (i) the date on which such units would have vested in accordance with the terms of the existing vesting schedule or (ii) the 30th day following the completion of the second of the distributions of us and Realogy (or, if applicable, the 30th day following the simultaneous distribution of us and Realogy), assuming the holder remains in employment through such date, and will be settled in shares of Wyndham Worldwide stock (net of any tax withholdings) shortly thereafter. For purposes of vesting of restricted stock units, continued employment with Cendant, Wyndham Worldwide, Realogy or Travelport will be viewed as continued employment with the issuer of the restricted stock units.

Effective as of our distribution, equitable adjustments will be made with respect to stock options relating to Cendant common stock held by Cendant directors, officers and employees (including current and former Realogy and Wyndham Worldwide directors, officers and employees). Subject to any required employee consents, stock options relating to Cendant common stock which would otherwise have been subject to vesting based upon the attainment of “above-target” performance goals will be canceled immediately prior to the first distribution of us and Realogy, and no additional Cendant stock options will be issued in respect to these canceled “above-target” Cendant options. With respect to remaining Cendant stock options (i.e., those that are not subject to the “above-target” performance goals), we expect that all such options will be adjusted into three separate options (or four separate options if Travelport is not sold), one relating to Cendant common stock, one relating to Wyndham

Worldwide common stock and one relating to Realogy common stock. Such adjustment is expected to be made such that (i) the number of shares relating to the Wyndham Worldwide option will be equal to the number of shares of Wyndham Worldwide common stock that the option holder would have received in our distribution had the Cendant option shares represented outstanding shares of Cendant common stock (i.e., a ratio of one share of Wyndham Worldwide common stock for every five shares of Cendant common stock), and (ii) the per share option exercise price of the original Cendant stock option will be proportionally allocated between the three types of stock options based upon the relative per share trading prices immediately following the distributions.

All Wyndham Worldwide options issued as part of this adjustment expected to receive accelerated vesting (approximately 1.1 million) and the Cendant options expected to receive accelerated vesting (approximately 220,000) will continue to be subject to their current vesting schedules and become fully vested 30 days following the completion of the second of the distributions of us and Realogy (or, if applicable, the 30th day following the simultaneous distribution of us and Realogy) (without regard to the attainment of any existing performance criteria, which have been waived by action of the Cendant Compensation Committee) assuming the holder remains in employment through such date. Further, for purposes of vesting of stock options and the post-termination exercise periods applicable to stock options, the Cendant Compensation Committee determined that continued employment with Cendant, Wyndham Worldwide or Realogy (or Travelport, if it is not sold) will be viewed as continued employment with the issuer of the options and to the extent permitted under Section 409A of the Code and the terms of the applicable stock option 2006 Equity and Incentive Plans, the post-termination exercise period of certain designated Wyndham Worldwide and Cendant stock options will be extended to three years (but not beyond the original expiration of the option and not if the option holder resigns employment or is terminated in connection with a breach of Code of Conduct of the option holder’s employer).

Term; Amendment

No awards will be made under the 2006 Equity and Incentive Plan following the tenth anniversary of the date that the 2006 Equity and Incentive Plan becomes effective. Our Board may amend or terminate the 2006 Equity and Incentive Plan at any time, provided that the amendment or termination does not adversely affect any award that is then outstanding without the award holder’s consent. We must obtain stockholder approval of an amendment to the 2006 Equity and Incentive Plan if stockholder approval is required to comply with any applicable law, regulation or stock exchange rule.

Savings Restoration Plan

We intend to adopt a savings restoration plan for the benefit of certain of our employees whose contributions to our 401(k) plan are limited by certain Code rules governing the 401(k) plan. Participants in this plan will be selected by our Compensation Committee and must be, among other things, deemed a “management or highly compensated employee” (within the meaning of the Employee Retirement Income Security Act of 1974, or ERISA. Plan participants will be permitted to defer compensation in excess of the amounts permitted by the Code under our 401(k) plan, but will not be entitled to any matching contributions. Accounts will be established in the participant’s name, and the participant may allocate his or her deferrals to one or more deemed investments under the plan, which may include a deemed investment in our common stock. We intend to establish a so-called “rabbi trust” for the purpose of holding assets to be used for the payment of benefits under the savings restoration plan. Distributions under this plan may be made in a single lump sum or in installments, at the participant’s election, generally commencing following termination of the participant’s employment. In connection with the distribution, deferred compensation obligations of Wyndham Worldwide employees under Cendant’s Savings Restoration Plan will become our obligations under our new savings restoration plan. We also expect to enter into an arrangement whereby we and each of the other separated companies, other than Avis Budget Group, Inc. and other than Travelport (if it is sold), will guarantee each other’s obligations (including Avis Budget Group, Inc.’s, but not Travelport’s if it is sold) under the applicable company’s respective savings restoration plans for amounts deferred in respect of 2005 and earlier years.

Officer Deferred Compensation Plan

We intend to adopt an officer deferred compensation plan for the benefit of certain of our officers selected by our Compensation Committee from time to time. Under this plan, participants will be permitted to defer compensation on such terms as our Compensation Committee will determine from time to time. We intend to establish a so-called “rabbi trust” for the purpose of holding assets to be used for the payment of benefits under the officer deferred compensation plan. We will contribute amounts deferred by the participant to that trust, as well as any matching contributions that may be made by us in our discretion. Accounts will be established in the participant’s name and the participant may allocate his or her deferrals to one or more deemed investments under the plan, which may include a deemed investment in our common stock. Matching contributions may be subject to such vesting provisions as we will determine from time to time; however, all of a participant’s accounts under this plan will become fully vested in the event of a change in control (as defined in the officer deferred compensation plan) or in the event that the participant’s service with us terminates as a result of death or disability. A participant in this plan may elect a single lump-sum payment of his or her account, or may elect payments over time; however, the participant’s entire account balance will be paid in a single lump sum following a change in control.

In connection with the distribution, deferred compensation obligations of Wyndham Worldwide employees thereunder will become our obligations under our new deferred compensation plan, and that a corresponding amount of assets held under a rabbi trust under the Cendant Deferred Compensation Plan will be transferred to a rabbi trust under our deferred compensation plan. We also expect to enter into an arrangement whereby we and each of the other separated companies, other than Avis Budget Group, Inc. and other than Travelport (if it is sold), will guarantee each other’s obligations (including Avis Budget Group, Inc.’s, but not Travelport’s if it is sold) under the applicable company’s respective officer deferred compensation plans for amounts deferred in respect of 2005 and earlier years.

Non-Employee Directors Deferred Compensation Plan

We intend to adopt a deferred compensation plan for the benefit of our non-employee directors which will facilitate the deferral of all or a portion of certain fees they receive from us for service on our Board. See “—Board of Directors’ Compensation.” In connection with our separation, we expect that the deferred compensation obligations of Wyndham Worldwide non-employee directors under Cendant’s deferred compensation plan will become our obligations under our deferred compensation plan. We also expect to enter into an arrangement whereby we and each of the other separated companies, other than Avis Budget Group, Inc. and other than Travelport (if it is sold), will guarantee each other’s obligations (including Avis Budget Group, Inc.’s, but not Travelport’s if it is sold) under the applicable company’s respective non-employee director deferred compensation plans for amounts deferred in respect of 2005 and earlier years.

Code Section 409A

The U.S. federal income tax laws were recently amended to impose additional limitations on certain types of deferred compensation. In the event that any payment under the foregoing programs and policies would result in an imposition of tax under these provisions, we intend to act to modify any such payments to avoid imposition of such tax to the extent permissible under applicable law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date hereof, all of the outstanding shares of our common stock are owned by Cendant. After the distribution, Cendant will own none of our common stock. The following table provides information with respect to the expected beneficial ownership of our common stock by (i) each of our stockholders who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of the persons nominated to serve as our directors, (iii) each officer named in the Summary Compensation Table and (iv) all of our executive officers and directors nominees as a group. We based the share amounts on each person’s beneficial ownership of Cendant common stock as of June 8, 2006, unless we indicate some other basis for the share amounts, and assuming a distribution ratio of one share of our common stock for every five shares of Cendant common stock.

To the extent our directors and officers own Cendant common stock at the time of the separation, they will participate in the distribution on the same terms as other holders of Cendant common stock. In addition, following the distribution, we expect Cendant stock-based awards held by these individuals will be equitably adjusted to become separate awards relating to both Cendant common stock and our common stock. Such awards relating to our common stock are reflected in the table below based upon our expected adjustment formula. Furthermore, certain stock-based awards held by these individuals that will vest on the 30th day following the completion of the second of the distributions of us and Realogy (or, if applicable, the 30th day following the simultaneous distribution of us and Realogy) are included in a footnote to the table below. For a description of the equitable adjustments expected to be made to Cendant stock-based awards, see “Management—Employee Benefit Plans—2006 Equity and Incentive Plan—Equitable Adjustments to Outstanding Cendant Equity-Based Awards.”

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the distribution, we will have outstanding an aggregate of approximately 200 million shares of common stock based upon approximately one billion shares of Cendant common stock outstanding as of June 8, 2006, assuming no exercise of Cendant options and applying the distribution ratio of one share of our common stock for every five shares of Cendant common stock held as of the record date.

Name of Beneficial Owner	# of Shares to be Owned(a)	% of Class(b)	Of the Total # of Shares Beneficially Owned, Shares which may be Acquired within 60 Days(c)
Principal Stockholder:
Barclays Global Investors, N.A.(d)	17,787,760	8.88%	17,787,760

Directors and Executive Officers(e):
Myra J. Biblowit(f)	28,753	*	28,753
James E. Buckman(g)	724,331	*	699,855
George Herrera(h)	3,151	*	3,151
Stephen P. Holmes(i)	759,285	*	674,507
The Right Honourable Brian Mulroney(j)	93,348	*	91,591
Michael H. Wargotz	722	*	—
Pauline D.E. Richards(k)	3,916	*	3,916
Franz S. Hanning(l)	76,637	*	72,807
Kenneth N. May(m)	109,050	*	102,163
Steven A. Rudnitsky(n)	89,846	*	88,612
Virginia M. Wilson(o)	7,042	*	4,904

All directors and executive officers as a group (14 persons)(p)	1,948,375	*	1,820,396

*	Amount represents less than 1% of outstanding common stock.

(a)	The amounts included in this column represent the shares of our common stock that will be beneficially owned by the listed individuals based on the distribution ratio of one share of common stock for every five shares of Cendant common stock owned by such individuals on June 8, 2006. Amounts include direct and indirect ownership of shares, stock options and restricted stock units that are currently vested or will become vested within 60 days of June 8, 2006, or Vested Awards, and shares of common stock, the receipt of which has been deferred by directors in accordance with our and Cendant’s Non-Employee Directors Deferred Compensation Plans, or Deferred Shares.
(b)	Represents the percentage of our common stock that we expect to be outstanding (based on the expected number of our shares to be distributed based on 1,001,506,868 shares of Cendant common stock outstanding on June 8, 2006).
(c)	Includes Vested Awards and Deferred Shares.
(d)	Reflects beneficial ownership of 88,938,800 shares of Cendant common stock by Barclays Global Investors, N.A. and its affiliated entities, or Barclays, as derived solely from information reported in a Schedule 13G under the Exchange Act filed by Barclays with the SEC on January 26, 2006. Such Schedule 13G indicates that Barclays has sole voting power over 78,108,267 of the shares and no voting power over 10,830,533 of the shares. The principal business address for Barclays is 45 Fremont Street, San Francisco, CA 94015. Information is based upon the assumption that Barclays holds 88,938,800 shares of Cendant common stock as of June 8, 2006.
(e)	Such director’s and/or executive officer’s Vested Awards are deemed outstanding for purposes of computing the percentage of class for such director and/or executive officer.
(f)	Includes 5,818 Deferred Shares and 22,935 Vested Awards.
(g)	Includes 3,220 shares held in Mr. Buckman’s IRA account and 13,616 shares held in a non-qualified deferred compensation plan.
(h)	Includes 3,151 Deferred Shares.
(i)	Includes 3,394 shares held by Mr. Holmes’ children, 22,000 shares held in trust and 18,125 shares held in a non-qualified deferred compensation plan.
(j)	Includes 6,075 Deferred Shares and 85,516 Vested Awards.
(k)	Includes 3,916 Deferred Shares.
(l)	Includes 72,807 Vested Awards.
(m)	Includes 138 shares held in Mr. May’s 401(k) account, 1,600 shares held in a deferred compensation plan and 102,163 Vested Awards.
(n)	Includes 88,612 Vested Awards.
(o)	Includes 4,904 Vested Awards.
(p)	Certain stock-based awards held by certain of our executive officers and Mr. Buckman, in his capacity as an executive officer of Cendant, will vest on the 30th day following completion of the second of the distributions of us and Realogy (or, if applicable, the 30th day following the simultaneous distribution of us and Realogy). Such amounts, which reflect the application of the distribution ratio, are as follows:

Mr. Holmes	43,359
Mr. Hanning	15,007
Mr. May	14,814
Mr. Rudnitsky	14,526
Ms. Wilson	15,643
Mr. Buckman	28,630
All directors and executive officers as a group	141,958

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Distribution from Cendant

The distribution will be accomplished by Cendant distributing all of its shares of our common stock to holders of Cendant common stock entitled to such distribution, as described in “The Separation” section, included elsewhere in this information statement. Completion of the distribution will be subject to satisfaction or waiver by Cendant of the conditions to the separation and distribution described below under “—Agreements with Cendant, Realogy and Travelport.”

For purposes of this section, we refer to the Real Estate Services and Travel Distribution Services businesses of Cendant prior and subsequent to the separation of such businesses from Cendant as Realogy and Travelport, respectively.

Related Party Transactions

Certain affiliates of Barclays Global Investors, N.A., which we refer to collectively as Barclays, an approximately 8.88% stockholder of Cendant based on a Schedule 13G filed by Barclays in January 2006 and approximately one billion shares of Cendant common stock outstanding on June 29, 2006, have performed, and may in the future perform, various commercial banking, investment banking and other financial advisory services for Cendant (including us and our subsidiaries) for which they have received, and will receive, customary fees and expenses. The fees paid to Barclays by Cendant and its subsidiaries in 2005 were $5 million.

Mr. Hanning’s brother-in-law served as Of Counsel at a law firm which provided general consultation and advice on regulatory matters to our vacation ownership business. Fees and expenses paid for such services equaled $218,000 and $198,000 in 2005 and 2004, respectively. No fees or expenses were paid in 2003. In January 2006, Mr. Hanning’s brother-in-law withdrew from his prior firm to establish a new firm, which new firm has continued providing such services to our vacation ownership business.

In addition, an employee of our vacation ownership business also is related to Mr. Hanning. This individual was hired in 1981 prior to Mr. Hanning’s employment and currently serves as a Senior Vice President, Sales. He received total cash compensation in the form of base salary, commissions and bonuses in the aggregate amounts of $437,000, $510,000 and $386,000 in 2005, 2004 and 2003, respectively. He also was granted restricted stock units relating to Cendant common stock in the amounts of 19,970, 18,126 and 3,648 units in 2005, 2004 and 2003, respectively, and $47,506 in restricted cash units in 2003. All compensation and incentive awards were paid and/or awarded on a basis consistent with that applied to other Cendant employees. Any such awards which remain outstanding will vest or terminate in the manner described above. See “Management—Employee Benefit Plans—2006 Equity and Incentive Plan—Equitable Adjustments to Outstanding Cendant Equity-Based Awards.”

Mr. Mulroney, a nominee to our Board of Directors, is a Senior Partner of Oglivy Renault, a Montreal-based law firm. Oglivy Renault represented Cendant and certain of its subsidiaries in certain matters in 2005. Mr. Mulroney has not received compensation for the services provided by Oglivy Renault to Cendant, and amounts Cendant and its subsidiaries paid to Oglivy Renault in 2005 constituted less than 1% of Oglivy Renault’s gross revenues for such year.

From time to time, certain of our directors and executive officers have engaged, and may in the future engage, in commercial transactions involving Cendant and certain of Cendant’s and our current or past subsidiaries. Such transactions have included but have not been limited to, for example, the purchase of vacation ownership interests from Cendant’s vacation ownership subsidiaries or the purchase and/or sale of homes through Cendant’s real estate brokerage subsidiaries. Such transactions have been conducted on similar terms as those prevailing at the time for comparable transactions with other third-party customers generally, and did not involve more than normal risk.

Agreements with Cendant, Realogy and Travelport

Before our separation from Cendant, we will enter into a Separation and Distribution Agreement and several other agreements with Cendant and Cendant’s other businesses to effect the separation and provide a framework for our relationships with Cendant and Cendant’s other businesses after the separation. These agreements will govern the relationships among us, Cendant, Realogy and Travelport subsequent to the completion of the separation plan and provide for the allocation among us, Cendant, Realogy and Travelport of Cendant’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to the respective separations of each of the businesses from Cendant. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from Cendant and the distribution of our shares of common stock to Cendant stockholders), these agreements include:

•	the Tax Sharing Agreement, and

•	the Transition Services Agreement.

The principal agreements described below have been filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

The terms of the agreements described below that will be in effect following our separation have not yet been finalized; changes, some of which may be material, may be made prior to our separation from Cendant. Moreover, following our separation from Cendant, additional changes may be made by Cendant and Travelport (prior to its separation from Cendant) with respect to rights and obligations between those two parties. None of the changes made after our separation from Cendant may be made without our consent if such changes would adversely affect us.

Separation and Distribution Agreement

The Separation and Distribution Agreement will set forth our agreements with Cendant, Realogy and Travelport regarding the principal transactions necessary to separate us from Cendant. It will also set forth other agreements that govern certain aspects of our relationships with Cendant, Realogy and Travelport after the completion of the separation plan. The parties intend to enter into the Separation and Distribution Agreement immediately before the distribution of our shares of common stock to Cendant stockholders, and the Separation and Distribution Agreement will become effective upon such distribution.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us, Realogy, Travelport and Cendant as part of the separation of Cendant into four companies, and it will describe when and how these transfers, assumptions and assignments will occur, although, many of the transfers, assumptions and assignments may have already occurred prior to the parties’ entering into the Separation and Distribution Agreement. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

•	All of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to our businesses (the business and operations of Cendant’s Hospitality Services (including Timeshare Resorts) segment) will be retained by or transferred to us or one of our subsidiaries;

•	All of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to the businesses and operations of Cendant’s Real Estate Services segment will be retained by or transferred to Realogy or one of its subsidiaries;

•	All of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to the businesses and operations of Cendant’s Travel Distribution Services segment will be retained by or transferred to Travelport or one of its subsidiaries;

•	All of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to the businesses and operations of Cendant’s Vehicle Rental segment will be retained by or transferred to Cendant or one of its subsidiaries;

•	Liabilities (including whether accrued, contingent or otherwise) related to, arising out of or resulting from businesses of Cendant that were previously terminated or divested will be allocated among the parties to the extent formerly owned or managed by or associated with such parties or their respective businesses;

•	Each party will assume or retain any liabilities relating to its employees in respect of the period prior to, on or following the effective time of the Separation and Distribution Agreement;

•	Each party or one of its subsidiaries will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from any registration statement or similar disclosure document which offers for sale any security of such party to the extent such documents exclusively relate to such party or its subsidiaries or affiliates;

•	Each party or one of its subsidiaries will assume or retain any liabilities relating to, arising out of or resulting from any of its or its subsidiaries’ or controlled affiliates’ indebtedness (including debt securities and asset-backed debt), regardless of the issuer of such indebtedness, exclusively relating to its business or secured exclusively by its assets;

•	We will assume 37.5% and Realogy will assume 62.5% (or, if the sale of Travelport is not completed, we will assume 30%, Realogy will assume 50% and Travelport will assume 20%) of certain contingent and other corporate liabilities of Cendant or its subsidiaries, which we refer to in this information statement as Assumed Cendant Contingent and Other Liabilities, which are not primarily related to any of our business or the business of Realogy or Travelport and/or Cendant’s Vehicle Rental business, in each case incurred on or prior to the earlier of (x) December 31, 2006 or (y) the date of the separation of Travelport from Cendant, including liabilities of Cendant and its subsidiaries related to, arising out of or resulting from (i) certain terminated or divested businesses including, among others, Cendant’s former PHH and Marketing Services (now known as Affinion) businesses, (ii) liabilities relating to the Travelport sale including, in general (but subject to certain exceptions), liabilities for taxes of Travelport for taxable periods through the date of the Travelport sale, (iii) the Securities Action, the PRIDES Action and the ABI Actions (for further description of these litigation matters see “Business—Employees, Properties and Facilities, Government Regulation and Legal Proceedings—Legal Proceedings—Legal—Cendant Corporate Litigation”), (iv) any actions with respect to the separation plan or the distributions (other than actions arising out of disclosure documents distributed or filed relating to the securities or indebtedness of one of the four businesses) made or brought by any third party and (v) payments under certain identified contracts (or portions thereof) that were not allocated to any specific party in connection with the separation. Cendant will not assume liability for any such Assumed Cendant Contingent and Other Liabilities (although, if a party defaults in payments in respect of any such liability, each non-defaulting party, including Cendant, will pay an equal share of such defaulted amount). The parties to the Separation and Distribution Agreement agreed that following completion of the separation plan, Cendant, which will consist of the Vehicle Rental business, will not retain any contingent or other corporate liabilities incurred prior to the completion of the separation plan that are not primarily related to the Vehicle Rental business because the Vehicle Rental company is expected to have more total debt, both secured and unsecured, and/or lower credit ratings, than us, Realogy and Travelport;

•	We will be entitled to receive 37.5% and Realogy will be entitled to receive 62.5% (or, if the sale of Travelport is not completed, we will be entitled to 30%, Realogy will be entitled to 62.5% and

Travelport will be entitled to receive 20%) of the proceeds (or, in certain cases, a portion thereof) from certain contingent corporate assets of Cendant, which we refer to in this information statement as Cendant Contingent Assets, which are not primarily related to any of our business, the businesses of Realogy or Travelport or the Vehicle Rental business, arising or accrued on or prior to the earlier of (x) December 31, 2006 or (y) the date of the separation of Travelport from Cendant including (i) certain minority investments of Cendant which do not primarily relate to any of the separated businesses, (ii) rights to receive payments under certain tax-related agreements with former businesses of Cendant and (iii) rights under a certain litigation claim; and

•	Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, other than the costs and expenses relating to the issuance of debt or debt-related securities by any party or its subsidiaries (the costs and expenses of which are expected to be the responsibility of such party), the corporate costs and expenses relating to the separation plan will be paid (x) from the proceeds of the borrowings Travelport is transferring to Cendant in connection with the separation or (y) treated as Assumed Cendant Contingent and Other Liabilities (as described above).

Except as may expressly be set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that (i) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest and (ii) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Sale of Travelport. On June 30, 2006, Cendant announced that it had entered into an agreement to sell Travelport to an affiliate of the Blackstone Group for $4,300 million in cash (which purchase price is subject to adjustment as described below). Pursuant to the Separation and Distribution Agreement, Cendant has agreed to use its reasonable best efforts to effect the sale of Travelport. However, Cendant will be required to distribute the shares of common stock of Travelport to Cendant stockholders as originally planned if the sale of Travelport has not been completed by December 31, 2006.

Cendant expects the sale of Travelport to close in August 2006, and, pursuant to the purchase agreement, the sale cannot close before August 22, 2006, unless otherwise agreed to by the parties to the purchase agreement. The purchase agreement contains customary representations, warranties, covenants and agreements of Cendant, Travelport and the buyer. The buyer has obtained equity and debt financing commitments for the transactions contemplated by the purchase agreement, which are subject to customary conditions. The closing of the sale is subject to customary closing conditions including performance by Cendant and the buyer in all material respects of their respective covenants, the receipt of requisite government approvals (including the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Act and foreign antitrust laws) and the absence of any material adverse effect with respect to Travelport. “Material adverse effect” is defined in the purchase agreement as any changes, events or conditions that have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of Travelport, or that materially impairs the ability of Cendant and Travelport to consummate the transactions contemplated by the purchase agreement, other than any changes, events or conditions resulting from: (i) general economic conditions in any of the markets or geographical areas in which Travelport operates, unless such conditions disproportionately affect Travelport in any material respect; (ii) changes in economic conditions or the financial, banking, currency or capital markets in general (whether in the United States or any other country or in any international market) or changes in currency exchange rates or currency fluctuations, unless such changes disproportionately affect Travelport in any material respect; (iii) other conditions generally affecting any of the industries in which Travelport operates, unless such conditions disproportionately affect Travelport in any material respect; (iv) acts of God, calamities, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, unless such event disproportionately affects Travelport in any material respect; (v) changes in Law or in GAAP (or other generally accepted accounting principles applied by Travelport) or interpretations thereof; (vi) any actions taken, or failures to take action, or such other changes or events, in each case, to which the buyer has expressly consented; (vii) any item or items set forth in the disclosure letter that accompanies the purchase agreement; or (viii) the announcement or pendency of the transactions contemplated by the purchase agreement or the separation agreements, including by reason of the identity of the buyer or any communication by the buyer regarding the plans or intentions of Buyer with respect to the conduct of the business of Travelport.

The purchase price of $4,300 million is subject to adjustment, at and/or following the time of closing, based on the levels of cash, working capital and certain other expenses at Travelport at the time of its sale. The purchase agreement provides that such agreement may be terminated (i) by mutual consent of the buyer and the seller, (ii) by either party, subject to certain limitations, if the closing has not occurred on or before October 31, 2006, (iii) if any governmental law has been enacted or other government action has been taken prohibiting the transaction, or (iv) by the non-breaching party if the other party breaches any of its covenants, which covenants cannot be cured by October 31, 2006 or is not cured within 30 days after receipt of notice by the other party of such breach. In the event that Cendant terminates the Travelport sale agreement because the buyer (i) breaches its obligations to effect the closing and satisfy its obligations with respect to payment of the merger consideration when all conditions to the closing are satisfied and (ii) the buyer fails to effect the closing because of a failure to receive the proceeds of one or more of the debt financings contemplated by the debt financing commitments or because of the failure to have received the proceeds of any alternative debt financing, the buyer will be required to pay Cendant a $107.5 million termination fee. This termination fee payable to Cendant is the exclusive remedy of Cendant unless, in general, the buyer is otherwise in willful and material breach of the purchase agreement, in which case Cendant may pursue a damages claim. The aggregate liability of the buyer and its affiliates arising from any breach of the merger agreement is in any event capped at $215 million. A copy of the purchase agreement was filed by Cendant on a Current Report on Form 8-K on June 30, 2006.

The Separation and Distribution Agreement provides that the gross cash proceeds from a sale of Travelport will be allocated in the following manner:

•	first, to pay costs and expenses incurred by Cendant in connection with the Travelport sale and certain other expenses of Cendant;

•	second, Cendant will retain an amount equal to the estimated taxes payable by Cendant as a result of the Travelport sale;

•	third, Cendant will retain an amount to compensate Cendant for certain projected lost tax attributes (i.e., certain tax attributes that Cendant projects would have been allocated to Cendant as of January 1, 2007 had the Travelport sale not occurred);

•	fourth, to repay interim indebtedness incurred by Travelport to help fund the repayment of outstanding corporate indebtedness of Cendant and certain other corporate obligations of Cendant;

•	fifth, any priority payment (up to $100 million, if any) to us by reason of our incurring additional indebtedness in connection with our separation (see “The Distributions and Financings” below);

•	sixth, any amount of sale proceeds remaining following the applications described above will be contributed to us and Realogy on a 37.5% and 62.5% basis, respectively, for the purposes of reducing the initial indebtedness incurred by us and Realogy in connection with our respective separations, until our initial indebtedness is reduced to a remaining amount equal to the amount of indebtedness outstanding under Cendant’s asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses (which we currently expect to be approximately $600 million at the time of our separation) that Cendant is repaying at the time of our separation (with the maximum amount of Travelport proceeds contributed to us under this subpart being approximately $760 million based upon the outstanding indebtedness under Cendant’s asset-linked facility as of June 30, 2006);

•	seventh, any amount of sale proceeds remaining following the applications described above will be contributed to Realogy, for the purpose of reducing the initial indebtedness Realogy incurred in connection with its separation, until such indebtedness is fully repaid;

•	eighth, any amount of sale proceeds remaining following the applications described above will be contributed to us for the purpose of reducing the initial indebtedness incurred by us in connection with our separation from Cendant until such indebtedness is fully repaid; and

•	ninth, any amount of sale proceeds remaining following the applications described above will be contributed to us and Realogy on a 37.5% and 62.5% basis, respectively.

The Separation and Distribution Agreement requires us to utilize all of the cash proceeds received by us from the sale of Travelport in order to reduce the indebtedness incurred by us in connection with the separation. Accordingly, since the cash sale price is $4,300 million, we estimate that we will receive approximately $760 million of cash sale proceeds. The actual amount of cash proceeds we receive may be more or less than the range provided above depending on the amount of any purchase price adjustment, the amount of expenses, taxes and other payments incurred in connection with such sale, and the amount outstanding under Cendant’s Hospitality Services (including Timeshare Resorts) businesses. In the event Travelport is not sold, we will not receive any proceeds and therefore our indebtedness will not be reduced.

Assuming the following: (i) that the gross proceeds of a sale of Travelport were $4,300 million in cash and no net purchase price adjustment was made, (ii) such a sale was completed after our separation, (iii) neither we nor Travelport was required to incur additional indebtedness in order for Cendant to repay its corporate debt and other obligations and (iv) no amount was retained by Cendant for lost tax attributes, the gross cash proceeds would be allocated as follows:

•	approximately $65 million would be utilized to satisfy costs and expenses incurred in connection with the Travelport sale and certain other expenses of Cendant;

•	approximately $200 million would be retained by Cendant for tax liabilities incurred in connection with a Travelport sale;

•	approximately $1,800 million would be utilized to repay interim indebtedness incurred by Travelport; and

•	the remaining approximately $2,235 million of sale proceeds would be contributed to us and Realogy, with approximately $760 million contributed to us and $1,475 million contributed to Realogy for the purposes of reducing the initial indebtedness incurred by us and Realogy in connection with our respective separations.

Assuming our anticipated borrowings of approximately $1,360 million of debt in connection with our separation, following the application of all of the proceeds received by us at the time of the Travelport sale to reduce our initial indebtedness, the total amount of such initial indebtedness would be reduced by approximately $760 million, such that approximately $600 million of this initial indebtedness would still remain outstanding. The timing of any such reduction of our indebtedness would depend, in large part, on the timing of the completion of the sale of Travelport. All of the above described assumptions, including the approximate uses of the proceeds from the sale of Travelport, are provided solely for purposes of providing you an example of how the proceeds from a sale of Travelport would be applied under the formula described above. There can be no assurance that any of these estimates will in fact be realized or any proceeds from a Travelport sale will in fact be realized and all of these amounts are subject to events and circumstances outside of our control. Therefore, you should not rely on these estimates and assumptions in evaluating Wyndham Worldwide.

Further Assurances. To the extent that any transfers contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the applicable separation, the parties will agree to cooperate to effect such transfers as promptly as practicable following the date of the applicable separation. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

The Distributions and Financings. The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the proposed distributions. Each of us and Realogy (and Travelport if the sale of Travelport is not completed) will agree to distribute to Cendant as a stock dividend the number of shares of such party’s common stock distributable in the applicable distribution to effectuate the applicable separation. In addition, Cendant will agree to cause its agent to distribute to Cendant stockholders that hold shares of Cendant common stock as of the applicable record date all the shares of the common stock of the company being separated from Cendant.

Under the Separation and Distribution Agreement, we, Realogy and Travelport have agreed to take certain actions so that we, Realogy and Travelport, and not Cendant, will bear economic responsibility for general liabilities and obligations of Cendant (including costs and expenses and corporate debt) other than those that relate primarily to Cendant’s Vehicle Rental business. To effect this arrangement, each of us, Realogy and Travelport anticipate entering into borrowing facilities at the time of or, in the case of Travelport, prior to its respective separation from Cendant, the proceeds of which will be transferred to Cendant to repay Cendant’s corporate debt and, with respect to the amount transferred by Travelport, fund the actual and estimated cash costs and expenses of the plan of separation borne by Cendant relating to the separation (other than those primarily related to its vehicle rental business). For these purposes, Realogy is expected to borrow approximately $2,225 million at the time of its separation and we expect to borrow approximately $1,360 million at the time of our separation. The allocation of debt among the parties was based upon estimates of the relative future ability of each party to service its debt, each party’s ability to maintain acceptable debt ratings and the possibility that Travelport may be sold rather than separated. We anticipate that Cendant will repay its corporate indebtedness at or around the time of our separation. Upon the closing of the sale of Travelport, Cendant will be obligated to use a significant portion of the proceeds it receives to repay the Travelport indebtedness incurred and transferred to Cendant (for a detailed description of the use of proceeds from the sale of Travelport, see “—Sale of Travelport”).

Any insufficiency resulting from comparing the sum of the borrowings transferred by us, Realogy and Travelport to Cendant, together with the cash at Cendant then available to be utilized to repay its corporate debt, to the amount necessary to enable Cendant to repay all of its outstanding corporate indebtedness and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation (other than those primarily related to its Vehicle Rental business) will result in an upward adjustment to the amount of indebtedness allocated to Travelport to the extent that Travelport is able to obtain such additional debt financing on commercially reasonable terms; as a result, such additional amount of Travelport indebtedness will be repaid out of the proceeds of the Travelport sale (if such a sale is thereafter completed) and therefore will reduce the amount of residual proceeds available for distribution to us and Realogy (see “—Sale of Travelport”). Any additional insufficiency beyond the additional amount of indebtedness that Travelport could incur on commercially reasonable terms will be satisfied through the incurrence of additional indebtedness by us equal to such remaining insufficiency up to $100 million, and we will transfer such additional amounts to Cendant. To the extent the remaining insufficiency is in excess of $100 million, we and Realogy will be required to incur additional indebtedness equal to 37.5% and 62.5%, respectively, of such excess and transfer such amounts to Cendant. In the event that the borrowings transferred by us, Realogy and Travelport, together with Cendant’s cash, result in an excess in the amounts necessary to repay all of Cendant’s corporate indebtedness, and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation measured at the time of our separation, such excess (a “priority excess”) will be allocated between us and Realogy in the manner described in the next paragraph below.

Any cash costs and expenses related to the plan of separation incurred by Cendant following the date of the adjustment described above that have not otherwise been included in the estimated costs and expenses through the completion of the plan of separation for the purposes of the adjustment will be treated as Assumed Cendant Contingent and Other Liabilities under the Separation and Distribution Agreement and therefore borne 37.5% by us and 62.5% by Realogy (or if the sale of Travelport is not completed, we will assume 30%, Realogy will assume 50% and Travelport will assume 20%). If the amount of cash costs and expenses estimated to be incurred prior to the completion of the plan of separation for the above-described adjustment exceeds the actual cash costs and expenses incurred by Cendant, such excess (a “Cendant excess amount”) will be allocated in the following manner: (i) in the event that a priority excess exists, all or a portion of the Cendant excess amount will be allocated to us and Realogy on a 37.5% and 62.5% basis, respectively, up to the amount of the priority excess and (ii) any remaining Cendant excess amount will be treated as a Cendant Contingent Asset to which we will be entitled to 37.5% and Realogy will be entitled to 62.5% (or if the sale of Travelport is not completed, we will be entitled to 30%, Realogy will be entitled to 50% and Travelport will be entitled to 20%).

Additionally, the Separation and Distribution Agreement will provide that the distributions are subject to several conditions that must be satisfied or waived by Cendant in its sole discretion. For further information regarding our separation from Cendant, see “The Separation—Conditions to the Distribution.”

Intercompany Accounts. The Separation and Distribution Agreement will provide that, subject to any provisions in the Separation and Distribution Agreement or any ancillary agreement to the contrary, prior to the separation from Cendant of us, Realogy or Travelport, as the case may be, intercompany accounts will be settled as will be set forth in the Separation and Distribution Agreement, and it is expected that substantially all of such balances will no longer be outstanding.

Cash Balances. The Separation and Distribution Agreement sets forth intended balances of cash and cash equivalents of $120 million and $80 million for us and Realogy, respectively, as of immediately following our respective separations from Cendant. Cendant intends to sweep any cash and/or cash equivalents in excess of such target balances at or shortly prior to our respective separations (in accordance with Cendant’s ordinary course cash management procedures). There is a post-separation true-up between us and Realogy based upon comparing the actual cash and cash equivalent balances with the target balances referenced above which may result in our or Realogy’s making payments to the other. To the extent that our and Realogy’s actual cash and cash equivalent balances immediately following our separations exceeds our respective target balance, then the amount of such excess will be treated as a Cendant Contingent Asset. To the extent that the our or Realogy’s actual cash and cash equivalent balances immediately following our respective separations is less than our respective target balance, then the amount of such insufficiency will be treated as an assumed Cendant Contingent and Other Liability.

Releases and Indemnification. Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge each other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation from Cendant of any such parties. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement.

In addition, the Separation and Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Cendant’s Vehicle Rental business, Realogy’s business and Travelport’s business with Cendant, Realogy and Travelport, respectively. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other parties, their respective affiliates and subsidiaries and each of their respective officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement;

•	any misstatement of or omission to state a material fact contained in any party’s public filings, only to the extent the misstatement or omission is based upon information that was furnished by the applicable indemnifying party (or incorporated by reference from a filing of such indemnifying party) and then only to the extent the statement or omission was made or occurred after the separation of the party seeking indemnification; and

•	any breach by such party of the Separation and Distribution Agreement.

Legal Matters. Each party to the Separation and Distribution Agreement will assume the liability for, and control of, all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other parties for any liability arising out of or resulting from such assumed legal matters.

Each party to a claim will agree to cooperate in defending any claims against two or more parties for events that took place prior to, on or after the date of the separation of such party from Cendant.

Except with respect to actions brought against Cendant by a governmental entity (in which case Cendant will act as managing party and manage and assume control of such legal matters), Realogy will act as managing party and manage and assume control of all legal matters related to any Assumed Cendant Contingent and Other Liability or Cendant Contingent Asset. Each of us, Cendant, Realogy and Travelport will cooperate fully with the applicable managing party in connection with the management of such assets and liabilities. The party responsible for managing an Assumed Cendant Contingent and Other Liability or Cendant Contingent Asset shall be reimbursed for all out-of-pocket costs and expenses related thereto by us and, if Cendant is acting as managing party, by Realogy in proportion to the applicable percentage that each such party is responsible for in respect of such liability or right to such asset. If either we or Realogy defaults in payment of its portion of any Assumed Cendant Contingent and Other Liabilities or the cost of managing any Cendant Contingent Asset, the non-defaulting parties (including Avis Budget and excluding Travelport if it is sold) will be responsible for an equal portion of the amount in default (although any such payments will not release the obligation of the defaulting party). Additionally, the Separation and Distribution Agreement will provide that if, as a result of a change of control or other extraordinary corporate transaction, either we or Realogy were to suffer certain downgrades to our or its, as applicable, respective senior credit ratings, then upon the demand of us, Realogy or Cendant, as applicable, any such party suffering such credit downgrade would be required to post a letter of credit or similar security obligation generally in respect of its portion of the remaining Assumed Cendant Contingent and Other Liability based on an appraisal prepared by a third-party expert. If the sale of Travelport is not completed, Travelport will generally have similar rights or obligations to those of us with respect to Assumed Cendant Contingent and Other Liabilities and Cendant Contingent Assets and with respect to the matters described in this paragraph.

The Separation and Distribution Agreement will provide for the formation of a contingent claim committee, which will have the responsibility for the adoption of any plan to settle, resolve or achieve the disposition of any Assumed Cendant Contingent and Other Liability or Cendant Contingent Asset, with one representative from each of us, Realogy and Cendant. If the sale of Travelport is not completed, Travelport would also be entitled to a representative on the contingent claim committee. Realogy will have two votes on any matter submitted to the contingent claim committee (while we will still have one vote). However, if a sale of Travelport is not completed, each of us, Realogy and Travelport will each have one vote. Resolution of a matter submitted to the contingent claim committee will require the approval of a majority of the representatives entitled to vote on such matter, except that in certain cases where a party may be adversely affected, the approval by the affected party is also required. Except with respect to certain limited matters where Cendant would be adversely affected by the disposition of a claim (including in respect of actions by a governmental entity which involve non-monetary claims), Cendant’s representative to the contingent claim committee will not be entitled to vote on matters submitted to the contingent claim committee for resolution.

Employee Matters.  The Separation and Distribution Agreement will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the separation of Cendant, including the treatment of certain outstanding and long-term incentive awards, existing deferred compensation obligations and certain retirement and welfare benefit obligations. The Separation and Distribution Agreement will provide that we and Realogy (and Travelport, if it is not sold) will guarantee each other’s (as well as Cendant’s) obligations under our respective deferred compensation plans for amounts deferred in respect of 2005 and earlier years. The Separation and Distribution Agreement will also provide that outstanding Cendant stock options and restricted stock unit awards will be equitably adjusted in connection with each distribution (see “Management—Employee Benefit Plans—2006 Equity and Incentive Plan—Equitable Adjustments to Outstanding Cendant Equity-Based Awards”).

Insurance.  The Separation and Distribution Agreement will provide for the allocation among the parties of benefits under existing insurance policies for occurrences prior to each separation and sets forth procedures for the administration of insured claims. In addition, the agreement will allocate among the parties the right to proceeds and the obligation to incur deductibles under certain insurance policies. In addition, the Separation and Distribution Agreement provides that Cendant will obtain, subject to the terms of the agreement, certain directors and officers insurance policies and error and omissions run-off insurance policies to apply against certain pre-separation claims, if any.

Dispute Resolution.  In the event of any dispute arising out of the Separation and Distribution Agreement, the general counsels of the parties will negotiate for a reasonable period of time to resolve any disputes among the parties. If the parties are unable to resolve disputes in this manner, the disputes will be resolved through binding arbitration.

Other Matters Governed by the Separation and Distribution Agreement.  Other matters governed by the Separation and Distribution Agreement include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Tax Sharing Agreement

Before our separation from Cendant, we will enter into a Tax Sharing Agreement with Cendant, Realogy and Travelport that generally will govern the other separated companies’ and our respective rights, responsibilities and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distributions of all of the stock of Realogy or Wyndham Worldwide (or Travelport if the sale of Travelport is not completed and the common stock of Travelport is distributed) to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code. Under the Tax Sharing Agreement, we expect, with certain exceptions, that:

•

for taxable years ending on or before December 31, 2006, (i) we generally will be responsible for the payment of income and non-income taxes attributable to our operations that we currently are obligated to pay on a separate return basis (i.e., not as part of a group of which Cendant is the common parent); (ii) each of Realogy, Travelport and Cendant generally will be responsible for the payment of income and non-income taxes attributable to its (or its subsidiaries’) operations that such company (or its subsidiaries) currently is obligated to pay on a separate return basis (i.e., not as part of a group of which

Cendant is the common parent); (iii) we generally will be responsible for the payment of 37.5% (or 30% if the sale of Travelport is not completed and the common stock of Travelport is distributed) of all income and non-income taxes imposed on Cendant and certain other subsidiaries, the operations (or former operations) of which were determined by Cendant not to relate specifically to its Vehicle Rental business or the businesses of Wyndham Worldwide, Realogy and Travelport or their respective subsidiaries; and (iv) Realogy generally will be responsible for the payment of 62.5% (or 50% and 20% for Realogy and Travelport, respectively, if the sale of Travelport is not completed and the common stock of Travelport is distributed), respectively, of all income and non-income taxes imposed on Cendant and certain other subsidiaries the operations (or former operations) of which were determined by Cendant not to relate specifically to its Vehicle Rental business and the businesses of Wyndham Worldwide, Realogy and Travelport or their respective subsidiaries,

•	subject to certain exceptions, audits relating to Cendant and certain other subsidiaries the operations (or former operations) of which were determined by Cendant not to relate specifically to the businesses of Wyndham Worldwide, Realogy, Travelport, the Vehicle Rental business or their respective subsidiaries for taxable years ending on or before December 31, 2006, will be settled by Cendant in the sole discretion of Realogy (or at the direction of a majority of Wyndham Worldwide, Realogy and Travelport if the sale of Travelport is not completed and the common stock of Travelport is distributed) the Tax Sharing Agreement also requires Wyndham Worldwide and Realogy to indemnify Cendant in the event that the settlement of any such audits results in adverse tax consequences to Cendant relating to periods beginning after December 31, 2006 (such indemnity to be shared between Wyndham Worldwide and Realogy on a 37.5% and 62.5% basis, respectively, or between Wyndham Worldwide, Realogy and Travelport on a 30%, 50% and 20% basis, respectively, if the sale of Travelport is not completed and the common stock of Travelport is distributed); and

•	for taxable years beginning on or after January 1, 2007, Wyndham Worldwide generally will be responsible for the payment of income and non-income taxes imposed on Wyndham Worldwide and its direct or indirect subsidiaries.

Notwithstanding the foregoing, we expect that, under the Tax Sharing Agreement, Wyndham Worldwide also generally will be responsible for the payment of any taxes imposed on Cendant that arise from the failure of the distribution of the stock of Wyndham Worldwide to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code, if such failure to qualify is attributable to the actions of or transactions undertaken by Wyndham Worldwide or its direct or indirect subsidiaries after the separation. In addition, we generally will be responsible for the payment of 37.5% (or 30% if the sale of Travelport is not completed and the common stock of Travelport is distributed) of any taxes imposed on Cendant that arise from the failure of the distribution of the stock of Wyndham Worldwide and Realogy (or Travelport, if the sale of Travelport is not completed and the common stock of Travelport is distributed), in each case, to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code, if such failure to qualify is not attributable to the actions of or transactions undertaken by us, any of the other separated companies, or our or their direct or indirect subsidiaries after the separation. The Tax Sharing Agreement also is expected to impose restrictions on our and Cendant’s ability to engage in certain actions following our separation from Cendant and to set forth the respective obligations among us, Cendant and the other separated companies with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

Commercial Intercompany Arrangements with Cendant and its Subsidiaries

We have commercial arrangements with Cendant’s other business units. The arrangements we have that will be continuing after our separation from Cendant are described below. Although we believe that these agreements are substantially similar to those we would have entered into with unaffiliated third parties, there can be no assurance that the terms of these agreements are the same or more or less favorable than the terms we might have received from unaffiliated third parties.

Distribution Agreements

We have agreements with certain subsidiaries of Travelport pursuant to which we provide Travelport with certain of our products and services, such as hotel room inventory from our lodging business and inventory from our vacation exchange and rental business, for distribution through the various distribution channels of Travelport, including its global distribution system. Generally, these agreements extend for an initial term of one to four years unless terminated earlier in accordance with the terms of the applicable agreement. We have paid approximately $6 million, $3 million and $3 million in 2005, 2004 and 2003, respectively, with respect to these agreements, and we have received approximately $338,000 and $109,000 in 2005 and 2004, respectively, and less than $1,000 in 2003, with respect to these agreements.

Marketing Agreements

We have marketing agreements with Cendant’s Vehicle Rental business pursuant to which the Vehicle Rental business markets certain of its products and services to our customers through the transfer of interested callers to certain designated call centers of the Vehicle Rental business, and we market certain of our products and services to the customers of the Vehicle Rental business through the transfer of interested callers to certain of our designated call centers. The Vehicle Rental business pays us commissions on a per transfer basis with respect to transfers we provide to it, and we pay the Vehicle Rental business commissions on a per transfer basis with respect to transfers it provides to us. Generally, these agreements extend for an initial term of one to two years unless terminated earlier in accordance with the terms of the applicable agreement. We have paid to the Vehicle Rental business approximately $1 million, $276,000 and $71,000 in 2005, 2004 and 2003, respectively, with respect to these agreements, and we have received from the Vehicle Rental business approximately $48,000, $65,000 and $82,000 in 2005, 2004 and 2003, respectively, with respect to these agreements.

In addition, our vacation ownership business has an agreement with Cendant’s Vehicle Rental business pursuant to which the Vehicle Rental business has the opportunity to establish a desk and offer car rental services to guests staying at certain resorts of our vacation ownership business, and our vacation ownership business has the opportunity to establish a desk at certain Vehicle Rental business locations for the purpose of marketing its products and services to customers of the Vehicle Rental business. The Vehicle Rental business will pay a monthly fee to our vacation ownership business for each car rental desk located at a property of our vacation ownership business, and our vacation ownership business will pay a monthly fee to the Vehicle Rental business for each vacation ownership desk located at a Vehicle Rental business location. This agreement extends for an initial term of five years unless terminated earlier in accordance with the terms of the agreement. Because payments under this agreement depend on each party’s exercising its right to establish desks in the locations of the other party, we cannot currently estimate the payments we will make and receive under this agreement.

Affinity and Promotion Agreements

We have agreed to promote the products and services of Realogy and Cendant’s Vehicle Rental business to our franchisees, customers and employees, as applicable, through various forms of advertising and media, including but not limited to brochures, newsletters and presentations at various conferences, and those businesses have agreed to promote our products and services in a similar manner. These agreements generally extend for an initial term of one to four years unless terminated earlier in accordance with the terms of the applicable agreement. We have received from Realogy approximately $174,000, $194,000 and $30,000 in 2005, 2004 and 2003, respectively, with respect to these agreements. We have received from the Vehicle Rental business approximately $737,000, $566,000 and $687,000 in 2005, 2004 and 2003, respectively, with respect to these agreements.

In addition, we have an agreement with Realogy pursuant to which Realogy permits our vacation exchange business to market reduced cost vacation certificates to its franchisees. Our vacation exchange business pays to Realogy a per certificate commission for each certificate purchased by a franchisee. This agreement extends for a term of one year unless terminated earlier in accordance with the terms of the agreement. We have paid approximately $160,000, $144,000 and $85,000 in 2005, 2004 and 2003, respectively, with respect to this agreement.

We also have an agreement with Travelport pursuant to which our vacation ownership business can promote its products and services to customers accessing various consumer travel websites of Travelport’s businesses. These promotions may include vouchers redeemable for designated theme park attraction tickets. Our vacation ownership business pays a commission to Travelport based on the number of vouchers issued and redeemed. This agreement terminates on December 31, 2006 unless terminated earlier in accordance with the terms of the agreement. We have paid approximately $162,000, $135,000 and $100,000 in 2005, 2004 and 2003, respectively, with respect to this agreement.

Reservation Services Agreements

We receive certain reservation support services, such as global distribution system subscriber access, airline ticketing and foreign language reservation services, from certain subsidiaries of Travelport. In addition, we receive certain vehicle rental reservation services from Cendant’s Vehicle Rental business. Generally, these agreements extend for an initial term of one to three years unless terminated earlier in accordance with the terms of the applicable agreement. We have paid to Travelport approximately $1 million, $916,000 and $1 million in 2005, 2004 and 2003, respectively, with respect to these agreements. We have paid to Cendant’s Vehicle Rental business approximately $2 million in each of 2005, 2004 and 2003 with respect to these agreements.

In addition, we provide, through our vacation exchange business in Europe, certain reservation support services to Travelport and Cendant Mobility, Realogy’s corporate relocation services business, which is expected to be renamed Cartus Corporation in May 2006, and which is referred to as Cartus throughout this information statement, with respect to their employees’ business travel needs. Generally, these agreements extend indefinitely unless terminated earlier in accordance with the terms of the applicable agreement. We have received from Travelport approximately $2 million, $2 million and $1 million in 2005, 2004 and 2003, respectively, with respect to these agreements. We have received from Cartus approximately $729,000, $665,000 and $237,000 in 2005, 2004 and 2003, respectively, with respect to these agreements.

Corporate Relocation Services Agreement

We have agreed to continue to outsource to Cartus our employee relocation services, including relocation policy management, household goods moving services and departure and destination real estate related services. Pursuant to such agreement, we will pay a fee for each relocating employee as well as reimbursement for direct costs associated with the relocation. The agreement extends indefinitely unless terminated earlier in accordance with the terms of the agreement. We paid approximately $453,000, $307,000 and $508,000 for use of these services in 2005, 2004 and 2003, respectively. Our payments to Cartus for subsequent periods will be based on the extent to which we use these services in the future.

Commercial Real Estate Brokerage Agreement

We have agreed to continue to utilize Realogy’s commercial real estate brokerage network to provide certain real estate related services, such as transaction management, acquisition and disposition services, broker price opinions, renewal due diligence and portfolio review. The agreement extends for an initial term of three years unless terminated earlier in accordance with the terms of the agreement. We do not directly compensate Realogy for these commercial real estate brokerage transactions which utilize their franchisees; however, Realogy does receive revenue in the form of royalty payments made by their commercial real estate brokerage franchisees on such transactions. In certain circumstances, Realogy-owned brokerage operations may provide the ultimate service.

Corporate Travel Agreement

We have entered into an agreement with a subsidiary of Travelport to continue to utilize the business’ corporate travel management services, which include full-service ticketing and fulfillment services, a custom- configured corporate on-line booking tool and access to a corporate travel call center. The agreement extends for an initial term of three years unless terminated earlier by either party in accordance with the terms of the agreement. We paid approximately $365,000 and $124,000 for use of these services in 2005 and 2004, respectively. Corporate travel services were not provided through Travelport in 2003.

Car Rental Rate Agreements

We have agreed to designate Cendant’s car rental brands, Avis and Budget, as the exclusive primary and secondary suppliers, respectively, of car rental services for our employees. These agreements provide for negotiated car rental rates and discounts for both business and leisure travel in domestic and international locations where Avis and Budget operate. The agreements extend for an initial term of three years unless terminated earlier by either party in accordance with the terms of the agreement. We paid Cendant’s Vehicle Rental business approximately $1 million for use of its car rental services in each of 2005, 2004 and 2003.

Commercial Intercompany Arrangements with Former Cendant Affiliates

Marketing Services Division

In October 2005, Cendant sold the companies that made up its Marketing Services division business, or MSD. We are a party to a number of commercial arrangements with the MSD companies pursuant to which we each provide the other with certain services and each market or otherwise make available certain of our products and services to customers of the other. Services arrangements include (i) the loyalty program agreements, pursuant to which MSD’s loyalty solutions subsidiary administers our TripRewards and RCI Elite Rewards loyalty programs; and (ii) travel agency services agreements, pursuant to which MSD provides our vacation exchange business with travel agency services in the United States, and our vacation exchange business provides MSD with travel agency services in certain European countries. Marketing arrangements include (i) marketing agreements, pursuant to which MSD may market their products and services to customers of our lodging and vacation exchange businesses through several channels; and (ii) a rate discount agreement, pursuant to which our lodging business provides MSD with certain discounted room rates that MSD may offer to certain of its customers. The initial terms of these agreements generally extend for three to five years unless terminated by either party in accordance with the terms of those agreements. With respect to the services arrangements, the parties typically pay each other for services provided, and with respect to the marketing arrangements, the parties typically pay each other commissions, either based on customers referred or products and services sold. In addition, prior to the sale of MSD, we shared space and services with MSD in certain international locations. We continue such an arrangement with respect to our Brussels, Belgium location pursuant to a license agreement expiring on March 31, 2013. We have paid approximately $37 million, $20 million and $11 million in 2005, 2004 and 2003, respectively, with respect to these agreements, and we have received approximately $5 million, $4 million and $4 million in 2005, 2004 and 2003, respectively, with respect to these agreements.

Transition Services Agreement

Transition Services Provided by Cendant and the Other Separated Companies to Us

Prior to the separation of Realogy from Cendant, we will enter into a Transition Services Agreement with Cendant, Realogy and Travelport to provide for an orderly transition to being an independent company. Under the Transition Services Agreement, Cendant will agree to provide us with various services, including services relating to human resources and employee benefits, payroll, financial systems management, treasury and cash management, accounts payable services, telecommunications services and information technology services. In certain cases, services provided by Cendant under the Transition Services Agreement may be provided by one of the separated companies following the date of such company’s separation from Cendant.

Under the Transition Services Agreement, the cost of each transition service will generally reflect the same payment terms and will be calculated using the same cost allocation methodologies for the particular service as those associated with the costs on our historical financial statements. The cost of each transition service will be based on either a flat fee or an allocation of the cost incurred by the company providing the service. The Transition Services Agreement is being negotiated in the context of a parent-subsidiary relationship and in the context of the separation of Cendant into four independent companies. Unless specifically indicated below, all services to be provided under the Transition Services Agreement will be provided for a specified period of time, and the parties’ abilities to terminate those services in advance without penalty will be limited. After the expiration of the arrangements contained in the Transition Services Agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we have received from Cendant or one of the newly separated companies. We are developing a plan to increase our own internal capabilities in the future to reduce our reliance on Cendant for these services. We will have the right to receive reasonable information with respect to the charges to us by Cendant and other service providers for transition services provided by them.

The following sets forth a summary of the services that will be provided to us by Cendant or the other separated companies under the Transition Services Agreement and the manner of allocation of costs to us for these services. Also set forth is a description of payments made for such services for the preceding three fiscal years. We believe these allocations approximate the actual costs to provide these services.

Human Resources and Employee Benefits.    Cendant provides us with human resources services and related technology solutions and administers Cendant’s compensation, retirement and benefits plans in which we participate. After our separation from Cendant, we will establish our own 401(k), life insurance and accidental death and dismemberment insurance benefit plans, among others. Under the Transition Services Agreement, Cendant will continue to provide human resources and employee benefits services to support both our existing and newly established plans and programs until December 31, 2006. Cendant has allocated certain of the costs of human resources services (other than those costs related to human resource-related technology solutions) to us based on the number of our employees. After our separation from Cendant, these costs will be allocated to us in this manner under the Transition Services Agreement. For 2005, 2004 and 2003, Cendant allocated the costs of human resource-related technology solutions to us through our share of Cendant’s general corporate overhead, which is discussed below. Following our separation from Cendant, these costs will be allocated to us based on the number of our employees. Our allocated share of the costs of these services was approximately $3 million, $2 million and $3 million in 2005, 2004 and 2003, respectively.

Payroll.    Cendant provides us with payroll management services. Under the Transition Services Agreement, Cendant will continue to provide such services through December 31, 2006, with the possibility of extension through June 30, 2007. In addition, the Transition Services Agreement will include provisions for tax filings and the distributions of W-2s to our employees for the 2006 tax year. Cendant has allocated the costs of payroll management services to us based on the number of our employees. After our separation from Cendant, these costs will be allocated to us in this manner under the Transition Services Agreement. In addition, we will pay Cendant a one-time management fee of $50,000 to manage the transition of our payroll processing to a third- party provider. Our allocated share of the costs of these services was approximately $1 million in each of 2005, 2004 and 2003.

Financial Systems Management.    Cendant provides us with financial systems management. Under the Transition Services Agreement, Cendant will continue to provide us with financial systems management for a period of six months from the date of our separation. For 2005, 2004 and 2003, Cendant allocated the cost of these services to us through our share of Cendant’s general corporate overhead, which is discussed below. After our separation from Cendant, these costs will be allocated to us under the Transition Services Agreement based on resources used and time spent for support services. Following our separation from Cendant, we may need to purchase from various third parties new licenses for software licensed from such parties that we may require to operate our financial management systems.

Treasury and Cash Management.    Cendant provides us with our treasury and cash management services. For 2005, 2004 and 2003, Cendant allocated the costs of these services to us through our share of Cendant’s general corporate overhead, which is discussed below, and also based on resources used and time spent in providing such services. After our separation from Cendant, we will generally maintain the resources within our own operations to provide these services, with the exception of certain limited treasury and cash management services that Cendant and Travelport will provide to us on an as needed basis through January 31, 2007. We will be responsible for the actual cost of these transition services. Our allocated share of costs for these services was approximately $357,000, $312,000 and $162,000 in 2005, 2004 and 2003, respectively.

Accounts Payable Services.    Cendant provides us with management of our accounts payable processing. Under the Transition Services Agreement, Cendant will continue to provide us with management of such processing through December 31, 2006. Cendant has allocated the costs of this service to us based on the number of transactions it has processed for us. After our separation from Cendant, these costs will be allocated to us in this manner under the Transition Services Agreement. Our allocated share of costs for this service was approximately $1 million in each of 2005, 2004 and 2003.

Telecommunications and Information Technology Services.    Cendant provides us with both (i) telecommunications services, including our local and long distance rate per minute charges, through arrangements it has with third-party providers and (ii) certain information technology support, software, hardware and services, primarily at or from Cendant’s data center in Greenwood Village, Colorado, and generally through contracts with its third-party licensors and hardware and service providers. Cendant and its third-party contractors and providers will continue providing information technology services and telecommunication services for varying periods (up to two years, with respect to information technology services, and until certain third-party contracts expire with respect to telecommunications services). Subject to any potential third-party contractual limitations and/or termination restrictions or penalties, we may terminate the provision of these services upon 90 days’ prior written notice to Cendant. In such event, we would be responsible for the repayment to Cendant of any unamortized computer hardware service charges and software charges and other associated transition and early termination payments. Cendant has allocated the costs for these services to us based on our actual usage and pre-determined rates and the level of support we receive from Cendant and its service providers. After our separation from Cendant, these costs will be allocated to us in this manner under the Transition Services Agreement. Our allocated share of the costs for these services was approximately $29 million, $23 million and $21 million in 2005, 2004 and 2003, respectively.

Corporate Real Estate.    Cendant provides us with corporate real estate services, including construction management and finance services. After our separation from Cendant, Cendant and Travelport will continue to provide certain of these services to us until June 30, 2007. Cendant has allocated the costs of these services to us based on the number of locations and related square footage we maintain. After our separation from Cendant, these costs will be allocated to us in this manner under the Transition Services Agreement. Our allocated share of costs for these services was approximately $500,000, $400,000 and $400,000 in 2005, 2004 and 2003, respectively.

Media Services.    Cendant provides us with media planning and advertising buying services. We pay advertising costs directly to the third-party vendors. In addition, Cendant allocates the costs of managing these third-party vendor agreements to us through our share of Cendant’s general corporate overhead, which is discussed below. Following the separation of Realogy from Cendant, Realogy will continue to provide these services to us through 2007 on similar economic terms. We will need to negotiate our own agreements with media vendors following the expiration of Realogy’s provision of the services.

Event Marketing.    Cendant provides us with event marketing services, such as arranging annual franchise sales meetings, corporate meetings and other events. Following Realogy’s separation from Cendant, Realogy will provide us with these services through our last corporate event of 2007. Cendant has allocated the costs for these services to us based on the number of meetings and the number of attendees at meetings planned by us. After our separation from Cendant, these costs will be allocated to us in this manner under the Transition Services Agreement. Our allocated share of the costs for these services was approximately $400,000, $100,000 and $300,000 in 2005, 2004 and 2003, respectively.

Public and Regulatory Affairs.    Cendant provides us with public and regulatory affairs services, including governmental affairs. Following Realogy’s separation from Cendant, Realogy will provide us with these services until December 31, 2007. Cendant allocated the costs of these services to us through our share of Cendant’s general corporate overhead, which is discussed below. After our separation from Cendant, these costs will be allocated to us based on resources used and time spent in providing such services.

Transition Services Provided by Us to Cendant and the Other Separated Companies

In connection with our separation from Cendant, portions of certain operations previously provided by Cendant to us and to Cendant’s other subsidiaries will be transferred to us. These operations include certain aspects of the corporate facilities and real estate functions. As a result, pursuant to the Transition Services Agreement, we may provide these services to Cendant, Realogy and Travelport for a period of time following the distribution as described below.

Facilities.    We will provide Realogy, Cendant and Travelport with facilities services, including space planning and property management, until December 31, 2006. We will allocate the costs of these services under the Transition Services Agreement based on resources used and time spent in providing such services.

Corporate Real Estate.    We will provide Cendant and Travelport with certain corporate real estate services, including transaction and construction management services, until June 30, 2007. We will allocate the costs of these services under the Transition Services Agreement based on resources used and time spent in providing such services.

Allocation of Certain Costs

True-Up.    With respect to certain of the services described above, if the actual cost to the service provider of providing such services is different than the costs allocated to a service recipient pursuant to the Transition Services Agreement, the service provider or service recipient, as applicable, will reimburse the other party so that the amount ultimately paid for such services reflects the actual cost.

Severance.    When the employment of certain employees providing transition services is terminated, the service recipients that had received services from such employees will reimburse the service provider for any severance costs payable to such employees, except in certain circumstances.

Other Intercompany Relationships between Cendant, the Other Separated Companies and Us

Intercompany Balances

We have an intercompany balance due from Cendant, which equaled $1,126 million as of December 31, 2005. Such balance will be settled pursuant to the Separation and Distribution Agreement, and it is expected that substantially all of such balance will no longer be outstanding following our separation. See “Agreements with Cendant, Realogy and Travelport—Separation and Distribution Agreement.”

Franchise Agreement Guarantees

Regulations applicable to the offer and sale of franchises require the inclusion of audited financial statements in offering materials delivered to prospective franchisees. As a division of Cendant, we did not have our own audited financial statements. Therefore, Cendant’s audited financial statements, and its guarantee of our obligations under the franchise agreements associated with such offering materials, were included in the offering materials to satisfy the regulations and will remain in place until the underlying franchise agreements expire over the next twenty years. Accordingly, Cendant historically has guaranteed the performance of our obligations to our franchisees under our franchise agreements. Following our separation from Cendant, we will include our own audited financial statements in the franchise offering materials, and Cendant will no longer provide these guarantees in connection with franchise agreements entered into or replaced after completion of our separation from Cendant.

Travel Authority and Association Guarantees

Certain travel authorities and associations require certain subsidiaries of our vacation exchange and rental business selling travel products and services to obtain bank guarantees to guarantee such subsidiaries’ payment obligations to travel consumers and suppliers. The banks supplying such guarantees typically require Cendant to guarantee the subsidiaries’ obligation to repay the banks if a travel authority or association requests payment under a bank guarantee. Cendant will no longer provide such guarantees following the completion of our separation from Cendant.

Subleases and Related Guarantees

Domestically, Cendant has allocated to us the cost of occupying approximately 200,000 rentable square feet within its One Campus Drive and One, Seven and Ten Sylvan Way offices for our corporate, lodging franchise, vacation exchange and rental, and vacation ownership operations in Parsippany, New Jersey, and approximately 3,000 square feet in its Mission Viejo, California space for our vacation ownership operations. We pay, or are allocated by, Cendant rent for the Parsippany, New Jersey and Mission Viejo, California locations. We also pay for cafeteria, maintenance and security services. Our rent and related costs under these arrangements were $5 million in each of 2005, 2004 and 2003. The One and Seven Sylvan Way leases will be assigned to us at the time of our separation from Cendant. We expect to enter into a short-term sublease with Travelport at the Seven Sylvan Way location through June 30, 2007. With respect to the One Campus Drive and Ten Sylvan Way facilities, we expect to enter into short-term sublease arrangements with Realogy and Cendant, respectively, which will permit our personnel to occupy a total of approximately 64,500 rentable square feet of space through June 30, 2007 and June 30, 2008, respectively. We have entered into a sublease arrangement with Realogy, as sublessor, at the Mission Viejo location through the prime lease termination date on September 30, 2013. In 2005, we began sharing space in Rosemont, Illinois with Travelport, for which we paid rent and related costs of $121,000 in 2005. We will continue to sublease this facility from Travelport through June 30, 2010. In addition, we previously shared two additional spaces in Atlanta, Georgia and Dallas, Texas with Realogy pursuant to which we were charged $286,000, $279,000 and $278,000 in 2005, 2004 and 2003, respectively. We are currently in the process of relocating our Atlanta-based functions to a new facility. The Dallas, Texas location is currently vacant, and the lease will expire on May 31, 2007.

Internationally, we have shared space in Hammersmith, United Kingdom with Realogy and in Brussels, Belgium; Hammersmith, United Kingdom; Basserdorf, Switzerland and Singapore with Travelport. We received rent and related payments with respect to these facilities (other than the Basserdorf location) from Realogy in the amount of $85,000 in 2005 and from Travelport in the amounts of $520,000, $204,000 and $204,000 in 2005, 2004 and 2003, respectively. With respect to the Basserdorf location, we entered into this arrangement in 2006; therefore we did not make any payments prior to that year. In connection with the separation of Realogy from Cendant, we entered into sublease arrangements regarding the Hammersmith facility, pursuant to which we will sublease a portion of that facility to Realogy until 2012. In addition, we will enter into sublease arrangements regarding the Singapore and Brussels facilities, pursuant to which we will sublease a portion of those facilities to Travelport until 2007 and 2013, respectively. We also will enter into a sublease arrangement for the Basserdorf location, pursuant to which Travelport will act as the sublessor to us through January 31, 2007. We also shared a contact center facility in Saint John, New Brunswick, Canada with other Cendant subsidiaries. We paid $1 million, $1 million and $800,000 in 2005, 2004 and 2003, respectively, to Cendant for use of that space. In connection with our separation from Cendant, we will assume the lease for this facility as described below.

Finally, we occupy space on an exclusive basis in approximately 36 other locations under leases that are currently in Cendant’s name. At the time of our separation from Cendant, Cendant will assign these leases to us on an exclusive basis. Our rent and related costs under these agreements were $11 million, $9 million and $6 million in 2005, 2004 and 2003, respectively.

Cendant will remain liable to landlords for lease obligations pursuant to either guaranty agreements or the assignment provisions of those leases assigned by Cendant to us, subject to applicable law and the express terms of relevant documents including any landlord release. Estimated liabilities associated with these obligations will decline over the average remaining term of five years.

Preferred Alliance with Suppliers

We participate in Cendant’s preferred alliance programs pursuant to which we designate to franchisees and other third parties various suppliers for particular goods and services. In connection with such programs, Cendant may earn a commission on goods and services purchased from certain preferred vendors under those programs. We expect that the third-party agreements where we, and not Cendant or one of its other affiliates, are the primary participant to the relevant agreement will be assigned to us by Cendant prior to our separation from Cendant. We expect that the third-party agreements where both we and other Cendant companies are covered by a single agreement will be assigned to us or amended to enable us to become a party to a separate but identical agreement with the third-party vendor. For 2005, 2004 and 2003, Cendant allocated the costs of administration of the preferred alliance programs to us through our share of Cendant’s general corporate overhead, which is discussed below.

Revenue Audit Services

Cendant provided us with revenue audit services by internal auditors through December 31, 2005. Cendant has allocated the costs of these services to us based on the number of audits performed on our business. Our allocated share of the costs for these services was $800,000 in each of 2005, 2004 and 2003. Since January 2006, we moved the function within our own operations to provide these services, and, as such, Cendant will no longer bill us for these services.

Insurance

We have paid, and currently pay, Cendant for a variety of insurance policies. These insurance policies include executive risk coverage, property and casualty, workers compensation, umbrella liability insurance and losses from crime. Cendant generally has allocated the costs of the insurance policies to us based on the number of our employees. We will be required to purchase our own insurance policies upon consummation of our separation from Cendant. Our insurance in the future will be significantly more expensive than the current insurance costs allocated to us by Cendant. Our allocated share of the costs of insurance policies was $10 million, $9 million and $6 million in 2005, 2004 and 2003, respectively. In addition, costs for our directors and officers insurance in 2005, 2004 and 2003 were included in our share of Cendant’s general corporate overhead, which is discussed below. We expect our annual costs for insurance policies to increase by approximately $6 million, primarily due to the purchase of directors and officers insurance and errors and omissions insurance.

General Corporate Overhead

In addition to the services discussed above for which costs are directly allocated to us by Cendant, certain corporate services are charged to us through Cendant’s general corporate overhead allocation, which is calculated based on a percentage of our revenues. These services include certain of the services discussed above, which will be provided to us as transition services for a period of time following our separation from Cendant and services, such as corporate purchasing, that we will have to secure for ourselves following the end of the transition services period. Our share of the general corporate overhead was $36 million, $30 million and $29 million in 2005, 2004 and 2003, respectively.

Litigation For Which We Have Assumed Liability Pursuant to the Separation and Distribution Agreement

Pursuant to the Separation and Distribution Agreement, we agreed to be responsible for 37.5% (or 30% if the sale of Travelport is not completed) of the contingent and other corporate liabilities (and related costs and expenses) related to the Cendant litigation described in the “Business—Employees, Properties and Facilities, Government Regulation and Legal Proceedings—Legal Proceedings—Legal—Cendant Corporate Litigation” section, included elsewhere in this information statement.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our amended and restated certificate of incorporation or of our amended and restated by-laws. The summary is qualified in its entirety by reference to these documents, which you must read for complete information on our capital stock. Our amended and restated certificate of incorporation and by-laws are included as exhibits to our registration statement on Form 10.

Distributions of Securities

In the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities and new securities resulting from the modification of outstanding securities, that were not registered under the Securities Act of 1933, as amended.

Common Stock

Immediately following the distribution, our authorized capital stock will consist of up to 600 million shares of common stock, par value $0.01 per share.

Shares Outstanding.  Immediately following the distribution, we expect that approximately 200 million shares of our common stock will be issued and outstanding, based upon approximately one billion shares of Cendant common stock outstanding as of June 29, 2006, and assuming no exercise of Cendant options, and applying the distribution ratio of one share of our common stock for every five shares of Cendant common stock held as of the record date.

Dividends.  Subject to prior dividend rights of the holders of any preferred shares, holders of shares of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose.

Voting Rights.  Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock do not have cumulative voting rights. In other words, a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our Board. A consequence of not having cumulative voting rights is that the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all directors standing for election, which means that the holders of the remaining shares will not be able to elect any directors.

Other Rights.  In the event of any liquidation, dissolution or winding up of our company, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not currently entitled to pre-emptive rights.

Fully Paid.  The issued and outstanding shares of our common stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of our common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preferred Stock

We are authorized to issue up to 6 million shares of preferred stock, par value $0.01 per share. Our Board, without further action by the holders of our common stock, may issue shares of our preferred stock. Our Board is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preference and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by our Board to issue preferred stock could potentially be used to discourage attempts by third-parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. Except as described below, there are no current agreements or understandings with respect to the issuance of preferred stock and our Board has no present intention to issue any shares of preferred stock. As of the completion of the distribution, [            ] million shares of our Series A junior participating preferred stock will be reserved for issuance upon exercise of our preferred stock purchase rights (see “—Rights Plan”).

Rights Plan

We expect our Board will adopt a rights agreement, with Mellon Investor Services as rights agent, on or prior to the distribution date. Pursuant to the rights agreement, one preferred stock purchase right will be issued for each outstanding share of our common stock. Each right issued will be subject to the terms of the rights agreement.

Our Board believes that the rights agreement will protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common stock without the approval of our Board.

We provide the following summary description below. Please note, however, that this description is only a summary, is not complete, and should be read together with our entire rights agreement, which has been filed as an exhibit to the registration statement of which this information statement forms a part.

The Rights.    Our Board will authorize the issuance of one right for each share of our common stock outstanding on the date the distribution is completed.

Our rights will initially trade with, and will be inseparable from, our common stock. Our rights will not be represented by certificates. New rights will accompany any new shares of common stock we issue after the date the separation is completed until the date on which the rights are separated from our common stock and exercisable as described below.

Exercise Price.    Each right will allow its holder to purchase from us one one-thousandth of a share of our Series A junior participating preferred stock, which we refer to as our preferred stock, for $[            ], once the rights become separated from our common stock and exercisable. Prior to its exercise, a right does not give its holder any dividend, voting or liquidation rights.

Exercisability.    Each right will not be separated from our common stock and exercisable until:

•	ten business days (or a later date determined by our Board before the rights are separated from our common stock) after the public announcement that a person or group has become an “acquiring person” by acquiring beneficial ownership of 15% or more of our outstanding common stock or, if earlier,

•	ten business days (or a later date determined by our Board before the rights are separated from our common stock) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

Until the date the rights become exercisable, book-entry ownership of our common stock will evidence the rights, and any transfer of shares of our common stock will constitute a transfer of the rights associated with the shares of common stock. After the date the rights separate from our common stock, our rights will be evidenced by book-entry credits. Any of our rights held by an acquiring person will be void and may not be exercised.

Consequences of a Person of Group Becoming an Acquiring Person.

•	Flip In. If a person or group becomes an acquiring person, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of our common stock with a market value of twice the then applicable exercise price, based on the market price of our common stock prior to such acquisition.

•	Flip Over. If we are acquired in a merger or similar transaction after the date the rights become exercisable, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of the acquiring corporation with a market value of twice the then applicable exercise price, based on the market price of the acquiring corporation’s stock prior to such merger.

Expiration.    Our rights plan contains a so-called “sunset provision,” pursuant to which the continuation of this rights plan will be submitted to a vote of our stockholders at the 2008 annual meeting of our stockholders. If our stockholders do not approve the continuation of this rights plan by a vote of the majority of the shares present and entitled to vote at the meeting, these rights will expire. If our stockholders approve the continuation of this plan, these rights will expire on [        ], 2016.

Redemption.    Our Board may redeem these rights for $0.001 per right at any time before a person or group becomes an acquiring person. If our Board redeems any of our rights, it must redeem all of our rights. Once our rights are redeemed, the only right of the holders of our rights will be to receive the redemption price of $0.001 per right. The redemption price will be adjusted if we have a stock split or issue stock dividends on our common stock.

Exchanges.    After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, our Board may extinguish these rights by exchanging one share of our common stock or an equivalent security for each right, other than rights held by the acquiring person.

Anti-Dilution Provisions.    The purchase price for one one-thousandth of a share of our preferred stock, the number of shares of our preferred stock issuable upon the exercise of a right and the number of our outstanding rights may be subject to adjustment in order to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of our preferred stock. No adjustments to the purchase price of our preferred stock will be required until the cumulative adjustments would amount to at least 1% of the purchase price.

Amendments.    The terms this our rights agreement may be amended by us without the consent of the holders of our common stock. After the rights separate from our common stock and become exercisable, we may not amend the agreement in a way that adversely affects the interests of the holders of the rights.

Restrictions on Payment of Dividends

We are incorporated in Delaware and are governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

Anti-takeover Effects of Our Stockholder Rights Plan, Our Certificate of Incorporation and By-laws and Delaware Law

Our stockholder rights plan and some provisions of our amended and restated certificate of incorporation and by-laws and of Delaware law could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

Our stockholder rights plan, which is summarized above, and these provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. The provisions summarized below are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Election and Removal of Directors

Our amended and restated certificate of incorporation and by-laws provide that our Board is divided into three classes. The term of the first class of directors expires at our 2007 annual meeting of stockholders, the term of the second class of directors expires at our 2008 annual meeting of stockholders and the term of the third class of directors expires at our 2009 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. Our amended and restated certificate of incorporation and by-laws provide that our directors may only be removed for cause and only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding capital stock entitled to vote generally in the election of directors. This system of removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of our Board.

Size of Board and Vacancies

Our amended and restated certificate of incorporation and by-laws provide that our Board may consist of no less than three and no more than 15 directors. The number of directors on our Board will be fixed exclusively by our Board, subject to the minimum and maximum number permitted by our amended and restated certificate of incorporation and by-laws. Newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our Board then in office, provided that a majority of our entire Board, or a quorum, is present, and any vacancies in our Board resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and by-laws expressly eliminate the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Stockholder Meetings

Under our amended and restated certificate of incorporation and by-laws, only our chairman of our Board or our chief executive officer may call special meetings of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board or a committee of our Board.

Delaware Anti-takeover Law

Upon the distribution, we will be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of our common stock.

Supermajority Voting

Our amended and restated certificate of incorporation provides that amendments to provisions in the amended and restated certificate of incorporation relating to the general powers of our Board, the number, classes and tenure of directors, filling vacancies on our Board, removal of directors, limitation of liability of directors, indemnification of directors and officers, special meetings of stockholders, stockholder action by written consent, the supermajority amendment provision of the amended and restated by-laws and the supermajority amendment provision of the amended and restated certificate of incorporation will require the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote generally in the election of directors. Our amended and restated certificate of incorporation and by-laws provide that amendments to the by-laws may be made either (i) by the affirmative vote of the at least a majority of our entire Board or (ii) by the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote generally in the election of directors.

No Cumulative Voting

Our amended and restated certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization in our amended and restated certificate of incorporation of undesignated preferred stock makes it possible for our Board to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. The provision in our amended and restated certificate of incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services.

NYSE Listing

We have applied to list our shares of common stock on the NYSE. We expect that our shares will trade under the ticker symbol “WYN.”

Limitation on Liability of Directors and Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed actions, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and by-laws provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action if such person acted in good faith and in a manner reasonably believed to be in our best interests and, with respect to any criminal proceeding, had no reason to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and court approval is required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We intend to obtain policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacities as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

DESCRIPTION OF MATERIAL INDEBTEDNESS

New Borrowing Facilities

In connection with our separation, we expect to enter into borrowing arrangements for a total of $2,000 million, comprised of a $300 million term loan facility, an $800 million interim loan facility and a $900 million revolving credit facility. At or prior to the distribution, we expect to draw $1,360 million against those facilities and issue approximately $70 million in letters of credit, leaving approximately $570 million available to provide liquidity for additional letters of credit and for working capital and ongoing corporate needs. We are in the process of obtaining commitments from lending banks to support these borrowing arrangements, and at present, we have commitments in excess of the contemplated borrowing amounts. All of the approximately $1,360 million of debt we expect to incur will be transferred to Cendant solely to repay a portion of Cendant’s corporate debt (including its existing asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses). Our expected interest rate under these facilities will be based on a spread over LIBOR, tied to our credit ratings as determined by Standard & Poor’s and Moody’s. Based on our recently issued ratings of BBB and Baa2 by Standard & Poor’s and Moody’s, respectively, we expect that rate to be at LIBOR plus 55 basis points.

Historically, Cendant has borrowed under its existing asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses, which borrowings amounted to $600 million, $575 million and $550 million at June 30, 2006, March 31, 2006 and December 31, 2005, respectively. These Cendant borrowings have been reflected in our accompanying historical combined financial statements. We expect that Cendant will repay the then-outstanding balance of these borrowings at the time of our separation with a portion of our initial borrowings of $1,360 million.

The interim loan facility will rank pari passu with our unsecured debt except with respect to maturity as the interim facility will have a one-year term and the revolving credit facility and term loan facility will have five-year terms. Subject to market conditions, we intend to replace the interim loan facility in its entirety with a combination of public, senior unsecured medium-term (a duration of between 3 and 10 years), non-convertible, fixed and/or floating rate bonds. In the event of a sale of Travelport is completed, we intend to use a portion of the proceeds contributed to us to pay down the interim facility; in addition, the receipt of such proceeds would likely result in our issuing a proportionally smaller amount of the bonds described above. The remainder of the proceeds from a sale of Travelport, if any, will be used to repay other debt.

We are in the process of finalizing the terms of our new credit facilities with the applicable lenders, and as such, the terms described below are subject to change. The final terms will be agreed upon prior to our separation. The new facilities will include affirmative covenants, including the maintenance of specific financial ratios. These financial covenants consist of a minimum interest coverage ratio of at least 3.0 times as of the measurement date and a maximum leverage ratio not to exceed 3.5 times on the measurement date. The interest coverage ratio is calculated by dividing EBITDA (as defined in the credit agreement) by Interest Expense (as will be defined in the credit agreement), excluding interest expense on any Securitized Indebtedness and on Non-Recourse Indebtedness (as the two terms will be defined in the credit agreement), both as measured on a trailing 12 month basis preceding the measurement date. The leverage ratio is calculated by dividing total Consolidated Total Indebtedness (as will be defined in the credit agreement) excluding any Securitization Indebtedness and any Non-Recourse Secured debt as of the measurement date by EBITDA as measured on a trailing 12 month basis preceding the measurement date. Negative covenants in the new credit facilities will include limitations on indebtedness of material subsidiaries; liens; mergers, consolidations, liquidations, dissolutions and sales of substantially all assets; and sale and leasebacks. Events of default in the new credit facilities will include nonpayment of principal when due; nonpayment of interest, fees or other amounts; violation of covenants; cross payment default and cross acceleration (in each case, to indebtedness (excluding securitization indebtedness) in excess of $50 million); and a change of control (the definition of which will permit our separation from Cendant).

We currently expect the aggregate amount of our pro forma indebtedness, after giving effect to the separation and distributions and the application of proceeds from the sale of Travelport, to be at least $946 million excluding the vacation ownership securitization program described in detail below.

Vacation Ownership Securitization Program

In connection with our vacation ownership business, Fairfield, Trendwest and their respective subsidiaries provide financing to purchasers of vacation ownership interests. A significant portion of the funding for such financing is provided through the sale of the vacation ownership loans and related assets into a securitization program.

Under the securitization program, each of our consumer financing subsidiary, an affiliate of Fairfield Resorts, Inc. to which Fairfield assigns loans that it originates, and Trendwest Resorts, each of which is referred to as a Seller and together as the Sellers, has entered into a loan purchase agreement with Sierra Deposit Company, LLC, a special purpose, wholly-owned subsidiary of our consumer financing subsidiary.

Generally, loans purchased from the Sellers by Sierra Deposit Company are sold into a facility funded by the issuance of variable funding notes to a group of commercial paper conduits. From time to time, Sierra Deposit Company creates a new special purpose entity to issue a new series of term notes. The proceeds of the term notes are used, indirectly, to pay amounts owing on the variable funding notes, resulting in the release of loans which are then sold to the new special purpose entity and used to secure and pay the new series of term notes.

With respect to each outstanding series of notes, our consumer financing subsidiary acts as the servicer of the loans.

With respect to each outstanding series of notes, Cendant Corporation has provided a performance guarantee guarantying the performance by the Sellers of their obligations under the loan purchase agreements and the servicer’s performance under the note indentures. We expect that the performance guarantee provided by Cendant with respect to the variable funding notes will be replaced by a performance guarantee provided by Wyndham Worldwide. For each outstanding series of term notes, Wyndham Worldwide will provide to the trustee an additional performance guarantee, and the trustee will be instructed to look first to the performance guarantee provided by Wyndham Worldwide before seeking to enforce the performance guarantee provided by Cendant.

Currently, there are five outstanding series of notes payable from vacation ownership loans sold by Sierra Deposit Company. As of March 31, 2006, approximately $1,167 million was outstanding under these programs, which was secured by $1,556 million in assets.

•	Series 2002-1, which are the variable funding notes issued to a group of commercial paper conduits. Currently, the facility limit for this series is $800 million. The liquidity facility related to this series is subject to annual termination and, if not renewed, will result in an amortization of the variable funding notes and termination of the facility. The documents governing the Series 2002-1 also describe numerous other events, many tied to the performance of the loans, that may result in the occurrence of an amortization of the notes or an event of default and termination of the facility.

•	Series 2003-1, which were issued in March 2003 in four classes aggregating $302.6 million in initial principal amount.

•	Series 2003-2, which were issued in December 2003 in four classes aggregating $375 million in initial principal amount.

•	Series 2004-1, which were issued in May 2004 as a single class in the initial principal amount of $336 million. The payment of principal and interest on the Series 2004-1 notes is insured under the terms of a financial guaranty insurance policy.

•	Series 2005-1, which were issued in August 2005 as a single class in initial principal amount of $525 million. The payment of principal and interest on the Series 2005-1 notes is insured under the terms of a financial guaranty insurance policy.

Other Indebtedness

From time to time, our subsidiaries enter into bank borrowings in connection with our operations in order to, among other things, fund working capital. For example, to support our vacation ownership operations in the South Pacific, we currently have AUD $195 million, or $145 million, available under foreign credit facilities, portions of which are secured, that are collateralized by our vacation ownership contract receivables and related assets in that location. As of March 31, 2006, we had $104 million of secured borrowings outstanding under these facilities, collateralized by $121 million of underlying vacation ownership contract receivables and related assets. In addition, we lease vacation homes located in European holiday parks as part of our vacation exchange and rental business. As of March 31, 2006, we had $141 million of capital lease obligations. We also maintain other unsecured debt facilities which arise through the ordinary course of operations.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock (and related preferred stock purchase rights) that Cendant stockholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our company and the distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.

After the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Judiciary Plaza, Washington, D.C. 20549 and at the SEC’s regional offices in New York at 233 Broadway, New York, New York 10279 and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1 (800) SEC-0330 for further information about the public reference rooms.

We maintain an Internet site at http://www.wyndhamworldwide.com. Our website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement on Form 10.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Cendant Corporation Board of Directors:

We have reviewed the accompanying combined condensed balance sheet of the Wyndham Worldwide Businesses of Cendant Corporation (the “Company”), consisting of certain businesses of Cendant Corporation (“Cendant”) as of March 31, 2006, and the related combined condensed statements of income and cash flows for the three-month periods ended March 31, 2006 and 2005. These interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such combined condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the interim combined condensed financial statements, the Company is comprised of the assets and liabilities used in managing and operating the lodging, vacation exchange and rental and vacation ownership businesses of Cendant. Included in Note 11 of the interim combined condensed financial statements is a summary of transactions with related parties. Also as discussed in Note 1 to the interim combined condensed financial statements, as of January 1, 2006, the Company adopted the provisions for accounting for real estate time-sharing transactions.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the combined balance sheet of the Company as of December 31, 2005, and the related combined statements of income, invested equity, and cash flows for the year then ended; and in our report dated May 10, 2006 (June 15, 2006 as to the effects of the restatement discussed in Note 22), we expressed an unqualified opinion (which included an explanatory paragraph relating to the Company being comprised of the assets and liabilities used in managing and operating the lodging, vacation exchange and rental and vacation ownership businesses of Cendant, as discussed in Note 1 to the combined financial statements and the restatement of the combined balance sheets, the combined statements of income and invested equity and the combined statements of cash flows as discussed in Note 22 to the combined financial statements) on those combined financial statements.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

June 15, 2006 (July 6, 2006 as to the sale of

Travelport disclosed in Note 12)

WYNDHAM WORLDWIDE BUSINESSES OF CENDANT CORPORATION

COMBINED CONDENSED STATEMENTS OF INCOME

(In millions)

(Unaudited)

	Three Months Ended March 31,
	2006	2005
Revenues
Vacation ownership interest sales	$309	$281
Service fees and membership	356	334
Franchise fees	109	90
Consumer financing	65	54
Other	31	36

Net revenues	870	795

Expenses
Operating	332	277
Cost of vacation ownership interests	67	69
Marketing and reservation	174	155
General and administrative	115	110
Provision for loan losses	—	25
Depreciation and amortization	34	32

	722	668

Operating income	148	127
Interest expense (income), net	(2)	2

Income before income taxes and minority interest	150	125
Provision (benefit) for income taxes	57	(5)

Income before cumulative effect of accounting change	93	130
Cumulative effect of accounting change, net of tax	(65)	—

Net income	$28	$130

See Notes to Combined Condensed Financial Statements.

WYNDHAM WORLDWIDE BUSINESSES OF CENDANT CORPORATION

COMBINED CONDENSED BALANCE SHEETS

(In millions)

(Unaudited)

	Cendant Dividend Pro Forma March 31, 2006	March 31, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$115	$115	$99
Trade receivables, net	484	484	371
Vacation ownership contract receivables, net	230	230	239
Inventory	497	497	446
Deferred income taxes	121	121	84
Due from Cendant, net	1,159	1,159	1,125
Other current assets	314	314	204

Total current assets	2,920	2,920	2,568

Long-term vacation ownership contract receivables, net	1,812	1,812	1,835
Non-current inventory	245	245	190
Property and equipment, net	760	760	718
Goodwill	2,647	2,647	2,645
Trademarks	585	585	580
Franchise agreements and other intangibles, net	412	412	412
Other non-current assets	229	229	219

Total assets	$9,610	$9,610	$9,167

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Current portion of long-term debt:
Securitized vacation ownership debt	$184	$184	$154
Other	196	196	201
Accounts payable	368	368	239
Deferred income	480	480	271
Accrued expenses and other current liabilities	456	456	430
Dividends payable to Cendant	1,360	—	—

Total current liabilities	3,044	1,684	1,295
Long-term debt:
Securitized vacation ownership debt	983	983	981
Other	725	725	706
Deferred income taxes	825	825	823
Deferred income	265	265	262
Other non-current liabilities	65	65	67

Total liabilities	5,907	4,547	4,134

Commitments and contingencies (Note 7)

Invested equity:
Parent Company’s net investment	3,593	4,953	4,925
Accumulated other comprehensive income	110	110	108

Total invested equity	3,703	5,063	5,033

Total liabilities and invested equity	$9,610	$9,610	$9,167

See Notes to Combined Condensed Financial Statements.

WYNDHAM WORLDWIDE BUSINESSES OF CENDANT CORPORATION

COMBINED CONDENSED STATEMENTS OF CASH FLOWS

(In millions)

(Unaudited)

	Three Months Ended March 31,
	2006	2005
Operating Activities
Net income	$28	$130
Adjustments to arrive at income before cumulative effect of accounting change	65	—

Income before cumulative effect of accounting change	93	130
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34	32
Provision for loan loss	33	25
Deferred income taxes	1	(115)
Net change in assets and liabilities, excluding the impact of acquisitions and dispositions:
Trade receivables	(112)	(138)
Principal collection of vacation ownership contract receivables	159	146
Origination of vacation ownership contract receivables	(256)	(222)
Inventory	(7)	(21)
Accounts payable, accrued expenses and other current liabilities	141	182
Deferred income	7	18
Other, net	(27)	(16)

Net cash provided by operating activities	66	21

Investing Activities
Property and equipment additions	(29)	(21)
Net assets acquired, net of cash acquired, and acquisition-related payments	(1)	(8)
Net intercompany funding (to) from parent	(44)	35
Increase in restricted cash	(15)	(9)
Other, net	(6)	8

Net cash provided by (used in) investing activities	(95)	5

Financing Activities
Proceeds from borrowings	205	160
Principal payments on borrowings	(160)	(166)
Other, net	(1)	—

Net cash provided by (used in) financing activities	44	(6)

Effect of changes in exchange rates on cash and cash equivalents	1	(3)

Net increase in cash and cash equivalents	16	17
Cash and cash equivalents, beginning of period	99	94

Cash and cash equivalents, end of period	$115	$111

Supplemental Disclosure of Cash Flow Information
Interest payments	$16	$14
Income tax payments, net	6	7

See Notes to Combined Condensed Financial Statements.

WYNDHAM WORLDWIDE BUSINESSES OF CENDANT CORPORATION

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Unless otherwise noted, all amounts are in millions, except per share amounts)

(Unaudited)

1.	Basis of Presentation

Wyndham Worldwide Corporation, which holds or will hold the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of Cendant Corporation’s (“Cendant”) Hospitality Services (including Timeshare Resorts) businesses, represents a combined reporting entity comprised of substantially all of the assets and liabilities used in managing and operating the lodging, vacation exchange and rental and vacation ownership businesses of Cendant (collectively, the “Company”). On October 23, 2005, Cendant’s Board of Directors preliminarily approved a plan to separate Cendant into four independent, publicly traded companies—one each for Cendant’s Hospitality Services (including Timeshare Resorts), Real Estate Services, Travel Distribution Services and Vehicle Rental businesses. On April 24, 2006, Cendant announced a modification to its previously announced separation plan. In addition to continuing its original plan to distribute the shares of common stock of Cendant’s Travel Distribution Services business to Cendant stockholders, Cendant is also exploring the possible sale of the Travel Distribution Services business. See Note 12—Subsequent Events for further detail.

The Company’s combined results of operations, financial position and cash flows may not be indicative of its future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Company operated as a separate, stand-alone entity during the periods presented, including changes in its operations and capitalization as a result of the separation and distribution from Cendant.

Certain corporate and general and administrative expenses, including those related to executive management, tax, accounting, legal and treasury services, certain employee benefits and real estate usage for common space have been allocated by Cendant to the Company based on forecasted revenues. Management believes such allocations are reasonable. However, the associated expenses recorded by the Company in the Combined Condensed Statements of Income may not be indicative of the actual expenses that would have been incurred had the Company been operating as a separate, stand-alone public company for the periods presented. Following the separation and distribution from Cendant, the Company will perform these functions using internal resources or purchased services, certain of which may be provided by Cendant or one of the separated companies during a transitional period pursuant to the Transition Services Agreement. Refer to Note 11—Related Party Transactions for a detailed description of the Company’s transactions with Cendant.

In presenting the Combined Condensed Financial Statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates. In management’s opinion, the Combined Condensed Financial Statements contain all normal recurring adjustments necessary for a fair presentation of interim results reported. The results of operations reported for interim periods are not necessarily indicative of the results of operations for the entire year or any subsequent interim period. These financial statements should be read in conjunction with the Company’s 2005 Combined Financial Statements included herein.

Unaudited Pro Forma Balance Sheet for Cendant Dividend

In connection with the separation from Cendant, the Company expects to enter into a $300 million term loan facility, an $800 million interim term facility and a $900 million revolving credit facility. At or prior to the distribution, the Company intends to utilize the full capacity under these facilities with the exception of $70 million in letters of credit to be issued and $570 million available to provide liquidity for additional letters of credit and for working capital and ongoing corporate needs. Historically, Cendant has borrowed funds under Cendant’s existing asset-linked facility for the benefit of the Company’s vacation ownership business. As of

March 31, 2006, Cendant’s borrowings outstanding under Cendant’s asset-linked facility were $575 million, all of which were attributable to the Company’s business, and were accordingly included in the Company’s balance sheet as of that date. However, Cendant is the borrower under the facility and is consequently obligated to repay the outstanding balance. Therefore, the Company intends to transfer the proceeds of approximately $1,360 million to Cendant, which will permit Cendant to repay the $575 million balance of the asset-linked facility. The remaining proceeds of the borrowings are expected to be transferred to Cendant solely for the purpose of permitting Cendant to repay other of its corporate indebtedness. The unaudited pro forma balance sheet as of March 31, 2006 included elsewhere in this information statement gives effect to the approximately $1,360 million dividend expected to be paid to Cendant.

Business Description

The Company operates in the following business segments:

•	Lodging—franchises hotels in the upscale, middle and economy segments of the lodging industry and provides property management services to owners of upscale branded hotels.

•	Vacation Exchange and Rental—provides vacation exchange products and services to owners of intervals of vacation ownership interests and markets vacation rental properties primarily on behalf of independent owners.

•	Vacation Ownership—markets and sells vacation ownership interests (“VOIs”) to individual consumers, provides consumer financing in connection with the sale of VOIs and provides property management services at resorts.

Throughout the Notes to Combined Condensed Financial Statements, Cendant’s Real Estate Services business is referred to as Realogy or the Real Estate Services business and Cendant’s Travel Distribution Services business is referred to as Travelport or the Travel Distribution Services business.

Changes in Accounting Policies during 2006

Vacation Ownership Transactions. In December 2004, the FASB issued SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions,” in connection with the previous issuance of the American Institute of Certified Public Accountants’ Statement of Position No. 04-2, “Accounting for Real Estate Time-Sharing Transactions.” SFAS No. 152 provides guidance on revenue recognition for vacation ownership transactions, accounting and presentation for the uncollectibility of vacation ownership contract receivables, accounting for costs of sales of vacation ownership interests and related costs, accounting for operations during holding periods, and other transactions associated with vacation ownership operations.

The Company’s revenue recognition policy for vacation ownership transactions has historically required a 10% minimum down payment (initial investment) as a prerequisite to recognizing revenue on the sale of a vacation ownership interest. SFAS No. 152 requires that the Company consider the fair value of certain incentives provided to the buyer when assessing whether such threshold has been achieved. If the buyer’s investment has not met the minimum investment criteria of SFAS No. 152, the revenue associated with the sale of the vacation ownership interest and the related cost of sales and direct costs are deferred until the buyer’s commitment satisfies the requirements of SFAS No. 152. In addition, certain costs previously included in the Company’s percentage-of-completion calculation prior to the adoption of SFAS No. 152 are now expensed as incurred rather than deferred until the corresponding revenue is recognized.

SFAS No. 152 requires the Company to record the estimate of uncollectible vacation ownership contract receivables at the time a vacation ownership transaction is consummated as a reduction of net revenue. Prior to the adoption of SFAS No. 152, the Company recorded such provisions within operating expense on the Combined Statements of Income.

SFAS No. 152 also requires that revenue in excess of costs associated with the rental of unsold units be accounted for as a reduction to the carrying value of vacation ownership inventory (which reduces the cost of such inventory when it is sold) and that costs in excess of revenues associated with the rental of unsold units be charged to expense as incurred. Prior to the adoption of SFAS No. 152, rental revenues and expenses were separately recorded in the Combined Statements of Income.

The Company adopted the provisions of SFAS No. 152 effective January 1, 2006, as required, and recorded an after tax charge of $65 million during first quarter 2006 as a cumulative effect of an accounting change, which consisted of a pre-tax charge of $105 million representing the deferral of revenue and costs associated with sales of vacation ownership interests that were recognized prior to January 1, 2006, the recognition of certain expenses that were previously deferred and an associated tax benefit of $40 million. There was no impact to cash flows from the adoption of SFAS No. 152.

Accounting Changes and Error Corrections. In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 became effective for the Company on January 1, 2006. The adoption of SFAS No. 154 did not have a material impact on the Company’s Combined Financial Statements.

Stock-Based Compensation. On January 1, 2003, Cendant adopted the fair value method of accounting for stock-based compensation of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and the prospective transition method of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” Accordingly, Cendant has recorded stock-based compensation expense for all employee stock awards that were granted or modified subsequent to December 31, 2002. At the time of separation, Cendant anticipates converting a portion of its outstanding equity awards into equity awards of the Company (see Note 9—Stock-Based Compensation).

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which eliminates the alternative to measure stock-based compensation awards using the intrinsic value approach permitted by APB Opinion No. 25 and by SFAS No. 123, “Accounting for Stock-Based Compensation.” The Company adopted SFAS No. 123(R) on January 1, 2006, as required by the Securities and Exchange Commission, under the modified prospective application method. Because the Company was allocated stock-based compensation expense for all outstanding employee stock awards prior to the adoption of SFAS No. 123(R), the adoption of such standard did not have a material impact on the Company’s results of operations.

Recently Issued Accounting Pronouncements

Accounting for Servicing of Financial Assets. In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS No. 156”). SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No. 156 will become effective for the Company on January 1, 2007. The Company believes that the adoption of SFAS No. 156 will not have a material impact on its Combined Financial Statements.

Variability to Be Considered in Applying FASB Interpretation No. 46(R). In April 2006, the FASB issued FASB Staff Position (“FSP”) FIN 46R-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R) (“FIN 46R-6”). FIN 46R-6 addresses certain implementation issues related to FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”). Specifically, FSP FIN 46R-6 addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46R. The variability that is considered in applying FIN 46R affects the determination of (a) whether an entity is a variable interest entity (“VIE”), (b) which interests are “variable interests” in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability affects any calculation of expected losses and expected residual returns, if such a calculation is necessary. The Company is required to apply the guidance in FIN 46R-6 prospectively to all entities (including newly created entities) and to all entities previously required to be analyzed under FIN 46R when a “reconsideration event” has occurred, beginning July 1, 2006. The Company will evaluate the impact of this FSP at the time any such “reconsideration event” occurs, and for any new entities created.

2.	Comprehensive Income

Comprehensive income consisted of the following:

	Three Months Ended March 31,
	2006	2005
Net income	$28	$130
Unrealized gains on cash flow hedges, net of tax of $1 and $2	1	2
Foreign currency translation adjustments, net of tax of $6 and $7	1	(32)

Total comprehensive income	$30	$100

Foreign currency translation adjustments exclude income taxes related to investments in foreign subsidiaries where the Company intends to reinvest the undistributed earnings indefinitely in those foreign operations.

3.	Intangible Assets

Intangible assets consisted of:

	As of March 31, 2006			As of December 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Unamortized Intangible Assets
Goodwill	$2,647			$2,645

Trademarks	$585			$580

Amortized Intangible Assets
Franchise agreements	$580	$224	$356	$573	$220	$353
Other	163	107	56	161	102	59

	$743	$331	$412	$734	$322	$412

The changes in the carrying amount of goodwill are as follows:

	Balance at January 1, 2006	Goodwill Acquired during 2006	Adjustments to Goodwill Acquired during 2005	Foreign Exchange and Other	Balance at March 31, 2006
Lodging	$241	$—	$—	$—	$241
Vacation Exchange and Rental	1,082	—	—	1	1,083
Vacation Ownership	1,322	—	1	—	1,323

Total Company	$2,645	$—	$1	$1	$2,647

Amortization expense relating to all intangible assets was as follows:

	Three Months Ended March 31,
	2006	2005
Franchise agreements	$4	$4
Other	4	4

Total (*)	$8	$8

(*)	Included as a component of depreciation and amortization on the Company’s Combined Condensed Statements of Income.

Based on the Company’s amortizable intangible assets as of March 31, 2006, the Company expects related amortization expense for the remainder of 2006 and each of the five succeeding fiscal years to approximate $20 million.

4.	Vacation Ownership Contract Receivables

The Company generates vacation ownership contract receivables by extending financing to the purchasers of VOIs. Current and long-term vacation ownership contract receivables, net consisted of:

	March 31, 2006	December 31, 2005
Current vacation ownership contract receivables:
Securitized	$175	$180
Other	81	75

	256	255
Less: Allowance for loan losses	(26)	(16)

Current vacation ownership contract receivables, net	$230	$239

Long-term vacation ownership contract receivables:
Securitized	$1,258	$1,198
Other	757	758

	2,015	1,956
Less: Allowance for loan losses	(203)	(121)

Long-term vacation ownership contract receivables, net	$1,812	$1,835

The activity in the allowance for loan losses on vacation ownership contract receivables is as follows:

Amount
Allowance for loan losses as of January 1, 2006	$(137)
Provision for loan losses	(61)
Contract receivables written-off, net	52
Reclass of estimated recoveries due to adoption of SFAS No. 152	(83)

Allowance for loan losses as of March 31, 2006	$(229)

As a result of the adoption of SFAS No. 152 on January 1, 2006, the Company recorded a reclassification of $83 million of the vacation ownership interests to be recovered related to future defaulted contract receivables from the allowance for loan losses to inventory. SFAS No. 152 also requires the Company to report the provision for loan losses and contract receivables write-offs gross of inventory recoveries in those years subsequent to adoption. As a result, the provision for loan losses and contract receivables written-off, net during 2006 include $28 million related to estimated future inventory recoveries. Accordingly, the provision for loan losses reflected in the combined statement of income for the three months ended March 31, 2006 was $33 million, which is net of the $28 million of estimated future inventory recoveries.

Principal payments that are contractually due on the Company’s vacation ownership contract receivables during the next twelve months are classified as current on the Company’s Combined Condensed Balance Sheets. The average interest rate on outstanding vacation ownership contract receivables was 13.0% and 13.1% as of March 31, 2006 and December 31, 2005, respectively.

5.	Inventory

Inventory consisted of:

	March 31, 2006	December 31, 2005
Land held for VOI development	$95	$88
VOI construction in process	426	308
Completed inventory and vacation credits	221	240

Total inventory	742	636
Less: Current portion	497	446

Non-current inventory	$245	$190

Inventory that the Company expects to sell within the next twelve months is classified as current on the Company’s Combined Condensed Balance Sheets. The March 31, 2006 balance includes the estimated value of inventory to be recovered on future defaulted contract receivables, which was reclassified from allowance for loan losses in accordance with the Company’s adoption of SFAS No. 152.

6.	Long-Term Debt and Borrowing Arrangements

Long-term debt consisted of:

	March 31, 2006	December 31, 2005
Securitized vacation ownership debt	$1,167	$1,135
Other:
Vacation ownership asset-linked debt	575	550
Bank borrowings:
Vacation ownership	104	113
Vacation rental	66	68
Vacation rental capital leases	141	139
Other	35	37

Total long-term debt	2,088	2,042
Less: Current portion	380	355

Long-term debt	$1,708	$1,687

The Company’s outstanding debt as of March 31, 2006 matures as follows:

	Securitized Vacation Ownership Debt	Other	Total
Within 1 year	$184	$196	$380
Between 1 and 2 years	220	583	803
Between 2 and 3 years	417	7	424
Between 3 and 4 years	82	7	89
Between 4 and 5 years	61	17	78
Thereafter	203	111	314

	$1,167	$921	$2,088

As debt maturities are based on the contractual payment terms of the underlying vacation ownership contract receivables, actual maturities may differ as a result of prepayments by the vacation ownership contract receivable obligors.

The Company’s borrowing arrangements contain various combinations of restrictive covenants, including performance triggers and advance rates linked to the quality of the underlying assets, financial reporting requirements, restrictions on dividends, mergers and changes of control and a requirement that the Company generate at least $400 million of net income before depreciation and amortization, interest expense (other than interest expense relating to securitized vacation ownership borrowings), income taxes and minority interest, determined quarterly for the preceding twelve month period.

As of March 31, 2006, available capacity under the Company’s borrowing arrangements was as follows:

	Total Capacity (a)	Outstanding Borrowings	Available Capacity
Securitized vacation ownership debt (b)	$1,456	$1,167	$289
Other:
Vacation ownership asset-linked debt (c)	600	575	25
Bank borrowings:
Vacation ownership (d)	122	104	18
Vacation rental (e)	66	66	—
Vacation rental capital leases	141	141	—
Other	35	35	—

	$2,420	$2,088	$332

(a)	Capacity is subject to maintaining sufficient assets to collateralize these secured obligations.
(b)	The outstanding debt is collateralized by approximately $1,556 million of underlying vacation ownership contract receivables and related assets.
(c)	The outstanding debt is collateralized by approximately $1,343 million of vacation ownership-related assets, consisting primarily of unsecuritized vacation ownership contract receivables and vacation ownership inventory.
(d)	The outstanding debt is collateralized by approximately $121 million of underlying vacation ownership contract receivables and related assets.
(e)	The outstanding debt is collateralized by approximately $120 million of land and related vacation rental assets.

Interest expense incurred in connection with the Company’s securitized vacation ownership debt amounted to $14 million and $9 million during the three months ended March 31, 2006 and 2005, respectively, and is recorded within the operating expenses line item on the Combined Condensed Statements of Income as the Company earns consumer finance income on the related securitized vacation ownership contract receivables.

Interest expense incurred in connection with the Company’s other debt amounted to $12 million and $9 million during the three months ended March 31, 2006 and 2005, respectively, and is recorded within the interest expense (income) line item on the Combined Condensed Statements of Income.

7.	Commitments and Contingencies

The Internal Revenue Service (“IRS”) is currently examining Cendant’s taxable years 1998 through 2002 of which the Company is included. Over the course of this audit, the Company and Cendant have responded to various requests for information, primarily focused on the 1999 statutory merger of Cendant’s former fleet business, the calculation of the stock basis in the 1999 sale of a Cendant subsidiary; and the deductibility of expenses associated with the shareholder class action litigation. To date, the Company and Cendant have not agreed to any IRS proposed adjustments related to these matters. Although the Company and Cendant believe there is appropriate support for the positions taken on the tax returns, the Company and Cendant have recorded liabilities representing the best estimates of the probable loss on certain tax positions. The Company and Cendant believe that the accruals for tax liabilities are adequate for all open years, based on the assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. Although the Company and Cendant believe the recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore, the Company and Cendant’s assessments can involve a series of complex judgments about future events and rely heavily on estimates and assumptions. While the Company and Cendant believe the estimates and assumptions supporting its assessments are reasonable, the final determination of tax audits and any related litigation could be materially different from that which is reflected in historical income tax provisions and recorded assets and liabilities. Based on the results of an audit or litigation, a material effect on the income tax provision, net income, or cash flows in the period or periods for which that determination is made could result. See Note 12—Subsequent Events for further details related to the assumption of certain tax contingencies at the time of separation.

The Company is involved in claims, legal proceedings and governmental inquiries related to contract disputes, business practices, intellectual property, environmental issues and other commercial, employment and tax matters. Such matters include, but are not limited to, allegations that (i) the Company’s Fairfield subsidiary violated alleged duties to members of its internal vacation exchange program through changes made to its reservations and availability policies, which changes diminished the value of vacation ownership interests purchased by members; (ii) its TripRewards loyalty program infringes on third-party patents; (iii) the Company’s RCI Points exchange program, a global points-based exchange network that allows members to redeem points, is an unlicensed travel club and the unregistered sales of memberships in that program violate the Alberta Fair Trading Act; and (iv) the Company’s vacation ownership business alleged failure to perform its duties arising under its management agreements, as well as for construction defects and inadequate maintenance, which claims are made by property owners’ associations from time to time.

The Company believes that it has adequately accrued for such matters with a reserve of approximately $24 million, or, for matters not requiring accrual, believes that such matters will not have a material adverse effect on its results of operations, financial position or cash flows based on information currently available. However, litigation is inherently unpredictable and, although the Company believes that its accruals are adequate and/or that it has valid defenses in these matters, unfavorable resolutions could occur. As such, an adverse outcome from such unresolved proceedings for which claims are awarded in excess of the amounts accrued, if any, could be material to the Company with respect to earnings or cash flows in any given reporting period. However, the Company does not believe that the impact of such unresolved litigation should result in a material liability to the Company in relation to its combined financial position or liquidity.

8.	Income Taxes

The Company’s first quarter 2005 effective tax rate differs from the statutory rate of 35% primarily as a result of a one-time increase in the tax basis of certain foreign assets. In March 2005, the Company entered into a foreign tax restructuring where certain of its foreign subsidiaries were considered liquidated for United States tax purposes. This liquidation resulted in a taxable transaction which resulted in an increase in the tax basis of the assets held by these subsidiaries to their fair market value and the recognition of a deferred tax benefit during first quarter 2005.

9.	Stock-Based Compensation

As of March 31, 2006, all employee stock awards (stock options and restricted stock units (“RSUs”)) were granted by Cendant. At the time of separation, Cendant anticipates converting a portion of its outstanding equity awards into equity awards of the Company. The conversion ratio is anticipated to approximate one share of the Company’s common stock for every five shares of Cendant’s common stock (subject to change upon finalization of the distribution ratio).

Cendant Stock-based Compensation Plans

Stock Options

Stock options granted by Cendant to its employees generally have a ten-year term, and those granted prior to 2004 vest ratably over periods ranging from two to five years. In 2004, Cendant adopted performance and time vesting criteria for stock option grants. The predetermined performance criteria determine the number of options that will ultimately vest and are based on the growth of Cendant’s earnings and cash flows over the vesting period of the respective award. The number of options that will ultimately vest may range from 0% to 200% of the base award. Vesting occurs over a four-year period, but cannot exceed 25% of the base award in each of the three years following the grant date. Cendant’s policy is to grant options with exercise prices at then-current fair market value.

Restricted Stock Units

RSUs granted by Cendant entitle the employee to receive one share of Cendant common stock upon vesting. RSUs granted in 2003 vest ratably over a four-year term. Subsequently, Cendant adopted performance and time vesting criteria for RSU grants. The predetermined performance criteria determine the number of RSUs that will ultimately vest and are based on the growth of Cendant’s earnings and cash flows over the vesting period of the respective award. The number of RSUs that will ultimately vest may range from 0% to 200% of the base award. Vesting occurs over a four-year period, but cannot exceed 25% of the base award in each of the three years following the grant date.

The activity related to Cendant’s RSU and stock option plans consisted of:

	Three Months Ended March 31, 2006
	RSUs			Options
	Number of RSUs (c)		Weighted Average Grant Price	Number of Options (d)	Weighted Average Exercise Price
Balance at January 1, 2006	23		$20.65	129	$18.09
Vested/exercised (a)	—		—	(2)	10.30
Cancelled	—		—	(1)	18.96

Balance at March 31, 2006 (b)	23	(e)	$20.65	126 (f)	$18.22

(a)	Stock options exercised during first quarter 2006 had an intrinsic value of approximately $14 million.
(b)	As of March 31, 2006, Cendant’s outstanding “in the money” stock options and RSUs had aggregate intrinsic value of $259 million and $391 million, respectively. Aggregate unrecognized compensation expense related to outstanding stock options and RSUs amounted to $443 million as of March 31, 2006.
(c)	As a result of Cendant’s planned separation into four independent, publicly-traded companies, approximately 13 million of the RSUs outstanding at March 31, 2006 are expected to convert into shares of the new companies based upon the pro rata market value of each new company. An additional 10 million RSUs are expected to be cancelled in connection with the planned separation.
(d)	Options outstanding as of March 31, 2006 have a weighted average remaining contractual life of 3.2 years and include 125 million exercisable options. As a result of Cendant’s planned separation into four independent, publicly-traded companies, approximately 125 million of the options outstanding at March 31, 2006 are expected to be converted into options of the new companies based upon the pro rata market value of each new company.
(e)	As of March 31, 2006, approximately 6 million of the total RSUs outstanding in Cendant common stock related to RSUs granted to employees of the Company.
(f)	As of March 31, 2006, approximately 15 million of the total options outstanding in Cendant common stock related to options granted to employees of the Company.

STOCK-BASED COMPENSATION EXPENSE ALLOCATED TO THE COMPANY

During the quarter ended March 31, 2006 and 2005, Cendant allocated pre-tax stock-based compensation expense of $6 million and $4 million ($4 million and $2 million, after tax), respectively, to the Company. Such compensation expense relates only to the options and RSUs that were granted by Cendant to the Company’s employees subsequent to January 1, 2003. The allocation was based on the estimated number of options and RSUs Cendant believed it would ultimately provide and the underlying vesting period of the award.

10.	Segment Information

The reportable segments presented below represent the Company’s operating segments for which separate financial information is available and which are utilized on a regular basis by its chief operating decision maker to assess performance and to allocate resources. In identifying its reportable segments, the Company also considers the nature of services provided by its operating segments. Management evaluates the operating results of each of its reportable segments based upon revenue and “EBITDA,” which is defined as net income before depreciation and amortization, interest (excluding interest on securitized vacation ownership debt), income taxes and minority interest, each of which is presented on the Company’s Combined Statements of Income. The Company’s presentation of EBITDA may not be comparable to similarly-titled measures used by other companies.

	Three Months Ended March 31,
	2006		2005
	Net Revenues	EBITDA	Net Revenues	EBITDA
Lodging	$144	$41	$112	$40
Vacation Exchange and Rental	282	77	287	86
Vacation Ownership	445	64	400	40
Corporate and Other(*)	(1)	—	(4)	(7)

Total Company	$870	$182	$795	$159

(*)	Includes the elimination of transactions between segments.

	Three Months Ended March 31,
	2006	2005
EBITDA	$182	$159
Depreciation and amortization	34	32
Interest expense (income), net	(2)	2

Income before income taxes and minority interest	$150	$125

11.	Related Party Transactions

DUE FROM CENDANT, NET

The following table summarizes related party transactions occurring between the Company and Cendant:

	Three Months Ended March 31,
	2006	2005
Due from Cendant, beginning balance	$1,125	$661
Corporate-related functions	(23)	(22)
Income taxes, net	(52)	(105)
Net interest earned on amounts due from and to Cendant	10	6
Advances to Cendant, net	99	88

	34	(33)

Due from Cendant, ending balance	$1,159	$628

Corporate-Related Functions

The Company is allocated general corporate overhead expenses from Cendant for corporate-related functions based on a percentage of the Company’s forecasted revenues. General corporate overhead expense allocations include executive management, tax, accounting, financial systems management, legal, treasury and cash management, certain employee benefits and real estate usage for common space. During the three months ended March 31, 2006 and 2005, the Company was allocated $9 million of general corporate expenses from Cendant, which are included within the general and administrative expenses line item on the Combined Condensed Statements of Income.

Cendant also incurs certain expenses on behalf of the Company. These expenses, which directly benefit the Company, are allocated to the Company based upon the Company’s actual utilization of the services. Direct allocations include costs associated with insurance, information technology, revenue franchise audit, telecommunications and real estate usage for Company-specific space. During the three months ended March 31, 2006 and 2005, the Company was allocated $14 million and $13 million, respectively, of expenses directly benefiting the Company, which are included within the general and administrative and operating expense line items on the Combined Condensed Statements of Income.

The Company believes the assumptions and methodologies underlying the allocations of general corporate overhead and direct expenses from Cendant are reasonable. However, such expenses are not indicative of, nor is it practical or meaningful for the Company to estimate for all historical periods presented, the actual level of expenses that would have been incurred had the Company been operating as a separate, stand-alone public company.

Related Party Agreements

The Company conducts the following business activities, among others, with Cendant’s other business units or newly separated companies, as applicable: (i) provision of access to hotel accommodation and vacation exchange and rental inventory to be distributed through Travelport; (ii) utilization of employee relocation services, including relocation policy management, household goods moving services and departure and destination real estate related services; (iii) utilization of commercial real estate brokerage services, such as transaction management, acquisition and disposition services, broker price opinions, renewal due diligence and portfolio review; (iv) utilization of corporate travel management services of Travelport; and (v) designation of Cendant’s car rental brands, Avis and Budget, as the exclusive primary and secondary suppliers, respectively, of car rental services for the Company’s employees. The majority of the related party agreement transactions were settled in cash.

Income Taxes, net

The Company is included in the consolidated federal and state income tax returns of Cendant. The net income tax payable to Cendant approximated $755 million and $703 million as of March 31, 2006 and December 31, 2005, respectively, and is recorded as a component of the due from Cendant, net line item on the Combined Condensed Balance Sheets.

Net Interest Earned on Amounts Due from and to Cendant and Advances to Cendant, net

In the ordinary course of business, Cendant sweeps cash from the Company’s bank accounts and the Company maintains certain balances due to or from Cendant. Inclusive of unpaid corporate allocations, the Company had net amounts due from Cendant, exclusive of income taxes, totaling $1,914 million and $1,828 million as of March 31, 2006 and December 31, 2005, respectively. Certain of the advances between the Company and Cendant are interest-bearing. In connection with the interest-bearing balances, the Company recorded net interest income of $10 million and $6 million during the three months ended March 31, 2006 and 2005, respectively.

12.	Subsequent Events

Separation from Cendant

On October 23, 2005, Cendant’s Board of Directors preliminarily approved a plan to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s Hospitality Services (including Timeshare Resorts), Real Estate Services, Travel Distribution Services and Vehicle Rental businesses. On April 24, 2006, Cendant announced a modification to its plan of separation. In addition to continuing to pursue its original plan to distribute the shares of common stock of Cendant’s Travel Distribution Services business to Cendant stockholders, Cendant is also exploring the possible sale of Travel Distribution Services business. In connection with the separation and distribution, the Company expects to issue approximately $1,360 million of debt, which is not reflected within the accompanying Combined Condensed Financial Statements. The amount of debt to be issued was based on future estimates of the Company’s ability to service such debt relative to Realogy and Travelport. Cendant’s corporate debt does not specifically relate to the Company’s operations or prior acquisitions. The accompanying unaudited pro forma balance sheet as of March 31, 2006 included elsewhere in this information statement gives effect to the approximately $1,360 million dividend expected to be paid to Cendant. All of the proceeds received in connection with the Company’s planned borrowings (approximately $1,360 million) will be transferred to Cendant solely to repay a portion of Cendant’s corporate debt (including its asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses).

Additionally, pursuant to the Separation and Distribution Agreement, subject to certain exceptions contained in the Tax Sharing Agreement, upon distribution of the Company’s common stock to Cendant stockholders, the Company is expected to be allocated 30% of certain Cendant corporate assets and assume and be responsible for 30% of certain Cendant corporate liabilities, including those relating to unresolved tax and legal matters (none of which are reflected within the Combined Condensed Financial Statements). Realogy and Travelport, both of which also are expected to be distributed to Cendant’s stockholders as part of the separation plan, are expected to assume and be responsible for 50% and 20%, respectively, of these assets and liabilities. Similar to the determination of debt to be issued, the amount of liabilities to be assumed was determined based on the Company’s ability to satisfy these liabilities which was generally based on certain earnings contributions of the Company and the Real Estate Services and Travel Distribution Services businesses in 2005. The actual amount that the Company may be required to pay under these arrangements could vary depending upon the outcome of any unresolved matters, which may not be resolved for several years, and if any of the other parties responsible for such liabilities were to default in its payment of costs or expenses related to any such liability.

Certain lawsuits are currently outstanding against Cendant, some of which relate to accounting irregularities arising from some of the CUC International, Inc. (“CUC”) business units acquired when HFS Incorporated merged with CUC to form Cendant. While Cendant has settled many of the principal lawsuits relating to the accounting irregularities, these settlements do not encompass all litigation associated with it. Cendant and the Company do not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. An adverse outcome from such unresolved proceedings or other proceedings for which the Company has assumed liability under the separation agreements could be material to the Company’s earnings or cash flows in any given reporting period.

Potential Sale of Travelport

On April 24, 2006, Cendant announced a modification to its previously announced separation plan. In addition to pursuing its original plan to distribute the shares of common stock of Travelport, the Cendant subsidiary that will hold the assets and liabilities associated with Cendant’s Travel Distribution Services businesses, to Cendant stockholders, Cendant was also exploring the possible sale of Travelport.

Definitive Agreement to Sell Travelport

On June 30, 2006, Cendant entered into a definitive agreement to sell Travelport for $4,300 million in cash. The sale is expected to be completed in August 2006. If the sale of Travelport is completed, the net cash proceeds from the sale would be utilized in part to reduce the indebtedness anticipated to be incurred by the Company in connection with the separation and utilized to satisfy certain outstanding Cendant corporate indebtedness. The amount and timing of such reduction would depend, in large part, on the timing of the completion of the sale of Travelport and on the ultimate amount of proceeds received by the Company realized in such a sale.

In addition, if a sale of Travelport is completed, the Company expects that such sale would change the Company’s expected allocation of Cendant’s contingent and other corporate liabilities and contingent and other corporate assets attributable to periods prior to the completion of the plan of separation from 30% to 37.5%. There can be no assurance that a sale of Travelport will be completed or as to the terms of any such sale. If a sale is not completed, Cendant expects to pursue its original plan to distribute the shares of common stock of Travelport to Cendant stockholders. Upon a sale of Travelport, certain Cendant assets and liabilities may be allocated only to the Company and Realogy. Although the Company does not currently expect the terms of any commercial arrangements, including any short-term transition arrangements, to be affected by a potential sale of Travelport, there can be no assurance that this will be the case.

Acquisition of Baymont Inn & Suites

On April 7, 2006, the Company completed the previously announced acquisition of the Baymont Inn & Suites brand and system of 115 independently owned franchised properties for approximately $60 million in cash. In addition, in April 2006, following the closing of the acquisition, the Company announced its intent to consolidate the AmeriHost-branded properties with its newly acquired Baymont-branded properties to create a more significant midscale brand.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Cendant Corporation Board of Directors:

We have audited the accompanying combined balance sheets of the Wyndham Worldwide businesses of Cendant Corporation (the “Company”), consisting of certain businesses of Cendant Corporation (“Cendant”), as of December 31, 2005 and 2004, and the related combined statements of income, invested equity and cash flows for each of the three years in the period ended December 31, 2005. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, the Company is comprised of the assets and liabilities used in managing and operating the lodging, vacation exchange and rental and vacation ownership businesses of Cendant. Included in Note 19 of the combined financial statements is a summary of transactions with related parties.

As discussed in Note 22 to the combined financial statements, the Company has restated its combined balance sheets as of December 31, 2005 and 2004, the combined statements of income and invested equity for the year ended December 31, 2005, and the combined statements of cash flows for each of the three years in the period ended December 31, 2005.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

May 10, 2006 (June 15, 2006 as to the effects of the restatement discussed in Note 22)

WYNDHAM WORLDWIDE BUSINESSES OF CENDANT CORPORATION

COMBINED STATEMENTS OF INCOME

(In millions)

	Year Ended December 31,
	2005	2004	2003
	As Restated
Revenues
Vacation ownership interest sales	$1,379	$1,245	$1,162
Service fees and membership	1,288	1,105	881
Franchise fees	434	393	376
Consumer financing	234	176	173
Other	136	95	60

Net revenues	3,471	3,014	2,652

Expenses
Operating	1,199	932	810
Cost of vacation ownership interests	341	316	313
Marketing and reservation	628	576	537
General and administrative	424	385	320
Provision for loan losses	128	86	70
Depreciation and amortization	131	119	107

	2,851	2,414	2,157

Operating income	620	600	495
Interest expense (income) (net of interest income of $35, $21 and $11)	(6)	13	(5)

Income before income taxes and minority interest	626	587	500
Provision for income taxes	195	234	186
Minority interest, net of tax	—	4	15

Net income	$431	$349	$299

See Notes to Combined Financial Statements.

WYNDHAM WORLDWIDE BUSINESSES OF CENDANT CORPORATION

COMBINED BALANCE SHEETS

(In millions)

	December 31,
	2005	2004
	As Restated	As Restated
ASSETS
Current assets:
Cash and cash equivalents	$99	$94
Trade receivables (net of allowance for doubtful accounts of $96 and $79)	371	344
Vacation ownership contract receivables, net	239	215
Inventory	446	365
Deferred income taxes	84	185
Due from Cendant, net	1,125	661
Other current assets	204	207

Total current assets	2,568	2,071

Long-term vacation ownership contract receivables, net	1,835	1,559
Non-current inventory	190	160
Property and equipment, net	718	735
Goodwill	2,645	2,633
Trademarks	580	516
Franchise agreements and other intangibles, net	412	436
Other non-current assets	219	233

Total assets	$9,167	$8,343

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Current portion of long-term debt:
Securitized vacation ownership debt	$154	$134
Other	201	156
Accounts payable	239	271
Deferred income	271	249
Accrued expenses and other current liabilities	430	369

Total current liabilities	1,295	1,179

Long-term debt:
Securitized vacation ownership debt	981	775
Other	706	703
Deferred income taxes	823	688
Deferred income	262	259
Other non-current liabilities	67	60

Total liabilities	4,134	3,664

Commitments and contingencies (Note 13)

Invested equity:
Parent Company’s net investment	4,925	4,465
Accumulated other comprehensive income	108	214

Total invested equity	5,033	4,679

Total liabilities and invested equity	$9,167	$8,343

See Notes to Combined Financial Statements.

WYNDHAM WORLDWIDE BUSINESSES OF CENDANT CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2005	2004	2003
	As Restated	As Restated	As Restated
Operating Activities
Net income	$431	$349	$299
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	131	119	107
Provision for loan losses	128	86	70
Deferred income taxes	236	31	108
Net change in assets and liabilities, excluding the impact of acquisitions and dispositions:
Trade receivables	(40)	(30)	5
Principal collection of vacation ownership contract receivables	635	610	770
Origination of vacation ownership contract receivables	(1,097)	(1,106)	(1,022)
Inventory	(21)	8	(39)
Accounts payable, accrued expenses and other current liabilities	67	8	100
Deferred income	13	2	(12)
Other, net	5	65	24

Net cash provided by operating activities	488	142	410

Investing Activities
Property and equipment additions	(134)	(116)	(102)
Net assets acquired, net of cash acquired, and acquisition-related payments	(154)	(181)	(40)
Net intercompany funding to parent	(398)	(44)	(436)
Proceeds received from disposition of businesses, net	—	41	—
Increase in restricted cash	(15)	(32)	(20)
Other, net	9	9	9

Net cash used in investing activities	(692)	(323)	(589)

Financing Activities
Proceeds from borrowings	1,296	1,465	834
Principal payments on borrowings	(1,011)	(1,242)	(634)
Dividends paid to Cendant	(59)	—	—
Other, net	(5)	(6)	(11)

Net cash provided by financing activities	221	217	189

Effect of changes in exchange rates on cash and cash equivalents	(12)	(17)	(1)

Net increase in cash and cash equivalents	5	19	9
Cash and cash equivalents, beginning of period	94	75	66

Cash and cash equivalents, end of period	$99	$94	$75

Supplemental Disclosure of Cash Flow Information
Interest payments	$55	$66	$13
Income tax payments, net	32	28	37

See Notes to Combined Financial Statements.

WYNDHAM WORLDWIDE BUSINESSES OF CENDANT CORPORATION

COMBINED STATEMENTS OF INVESTED EQUITY

(In millions)

	Parent Company’s Net Investment	Accumulated Other Comprehensive Income	Total Invested Equity
Balance as of January 1, 2003	$3,764	$96	$3,860
Comprehensive income:
Net income	299	—
Currency translation adjustment, net of tax of $6	—	84
Total comprehensive income	—	—	383
Capital contribution from Cendant	40	—	40

Balance as of December 31, 2003	4,103	180	4,283

Comprehensive income:
Net income	349	—
Currency translation adjustment, net of tax of $33	—	33
Unrealized gains on cash flow hedges, net of tax of $1	—	1
Total comprehensive income	—	—	383
Capital contribution from Cendant	13	—	13

Balance as of December 31, 2004	4,465	214	4,679

As Restated
Comprehensive income:
Net income	431	—
Currency translation adjustment, net of tax of $(19)	—	(106)
Unrealized gains on cash flow hedges, net of tax of $2	—	3
Reclassification for gains on cash flow hedges, net of tax of $(2)	—	(3)
Total comprehensive income	—	—	325
Dividends paid to Cendant	(59)	—	(59)
Capital contribution from Cendant	88	—	88

Balance as of December 31, 2005	$4,925	$108	$5,033

See Notes to Combined Financial Statements.

WYNDHAM WORLDWIDE BUSINESSES OF CENDANT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise noted, all amounts are in millions, except per share amounts)

1.	Basis of Presentation

Wyndham Worldwide Corporation, which holds or will hold the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of Cendant Corporation’s (“Cendant”) Hospitality Services (including Timeshare Resorts) businesses, represents a combined reporting entity comprised of substantially all of the assets and liabilities used in managing and operating the lodging, vacation exchange and rental and vacation ownership businesses of Cendant (collectively, the “Company”).  On October 23, 2005, Cendant’s Board of Directors preliminarily approved a plan to separate Cendant into four independent, publicly traded companies—one each for Cendant’s Hospitality Services (including Timeshare Resorts), Real Estate Services, Travel Distribution Services and Vehicle Rental businesses. See Note 21—Subsequent Events for further detail.

The Company’s combined results of operations, financial position and cash flows may not be indicative of its future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Company operated as a separate, stand-alone entity during the periods presented, including changes in its operations and capitalization as a result of the separation and distribution from Cendant.

Certain corporate and general and administrative expenses, including those related to executive management, tax, accounting, legal and treasury services, certain employee benefits and real estate usage for common space have been allocated by Cendant to the Company based on forecasted revenues. Management believes such allocations are reasonable. However, the associated expenses recorded by the Company in the Combined Statements of Income may not be indicative of the actual expenses that would have been incurred had the Company been operating as a separate, stand-alone public company for the periods presented. Following the separation and distribution from Cendant, the Company will perform these functions using internal resources or purchased services, certain of which may be provided by Cendant or one of the separated companies during a transitional period pursuant to the Transition Services Agreement. Refer to Note 19—Related Party Transactions for a detailed description of the Company’s transactions with Cendant.

In presenting the Combined Financial Statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates.

Business Description

The Company operates in the following business segments:

•	Lodging—franchises hotels in the upscale, middle and economy segments of the lodging industry and provides property management services to owners of upscale branded hotels.

•	Vacation Exchange and Rental—provides vacation exchange products and services to owners of intervals of vacation ownership interests and markets vacation rental properties primarily on behalf of independent owners.

•	Vacation Ownership—markets and sells vacation ownership interests (“VOIs”) to individual consumers, provides consumer financing in connection with the sale of VOIs and provides property management services at resorts.

Throughout the Notes to Combined Financial Statements, we refer to Cendant’s Real Estate Services business as Realogy or the Real Estate Services business and to Cendant’s Travel Distribution Services business as Travelport or the Travel Distribution Services business.

2.	Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION

The Combined Financial Statements include the accounts and transactions of Wyndham Worldwide, as well as entities in which Wyndham Worldwide directly or indirectly has a controlling financial interest. The Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated in the Combined Financial Statements.

VARIABLE INTEREST ENTITIES

The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003), “Consolidation of Variable Interest Entities” (“FIN 46”), in its entirety as of December 31, 2003.

The adoption of FIN 46 did not have a significant impact on the Company’s earnings, financial position or cash flows. However, during 2003, the underlying structures of certain entities that the Company utilizes to securitize vacation ownership contract receivables generated from financing the sale of vacation ownership interests were amended in a manner that resulted in these entities no longer meeting the criteria to qualify as off-balance sheet entities. Consequently, the Company consolidated these entities on September 1, 2003 pursuant to FIN 46. A limited number of entities used to securitize vacation ownership contract receivables continued to meet the criteria to qualify as off-balance sheet entities, and therefore are not consolidated. See Note 7—Vacation Ownership Contract Receivables for more detailed information.

Current Policy. In connection with FIN 46, when evaluating an entity for consolidation, the Company first determines whether an entity is within the scope of FIN 46 and if it is deemed to be a variable interest entity (“VIE”). If the entity is considered to be a VIE, the Company determines whether it would be considered the entity’s primary beneficiary. The Company consolidates those VIEs for which it has determined that it is the primary beneficiary. The Company will consolidate an entity not deemed either a VIE or qualifying special purpose entity (“QSPE”) upon a determination that its ownership, direct or indirect, exceeds 50% of the outstanding voting shares of an entity and/or that it has the ability to control the financial or operating policies through its voting rights, board representation or other similar rights. For entities where the Company does not have a controlling interest (financial or operating), the investments in such entities are classified as available-for-sale debt securities or accounted for using the equity or cost method, as appropriate. The Company applies the equity method of accounting when it has the ability to exercise significant influence over operating and financial policies of an investee in accordance with Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

Previous Policy. Prior to the adoption of FIN 46, the Company did not consolidate special purpose entities (“SPEs”) and SPE-type entities unless the Company retained both control of the assets transferred and the risks and rewards of those assets. Additionally, non-SPE-type entities were consolidated only if the Company’s ownership exceeded 50% of the outstanding voting shares of an entity and/or if the Company had the ability to control the financial or operating policies of an entity through its voting rights, board representation or other similar rights.

REVENUE RECOGNITION

Lodging

The Company enters into agreements to franchise its lodging franchise systems to independent hotel owners. The Company’s standard franchise agreement typically has a term of 15 to 20 years and provides a franchisee with certain rights to terminate the franchise agreement before the term of the agreement under certain circumstances. The principal source of revenues from franchising hotels is ongoing franchise fees, which are comprised of royalty fees and other fees relating to marketing and reservation services. Ongoing franchise fees typically are based on a percentage of gross room revenues of each franchisee and are accrued as the underlying franchisee revenues are earned and due from the franchisees. An estimate of uncollectible ongoing franchise fees is charged to bad debt expense and included in operating expenses on the Combined Statements of Income. Lodging revenues also include initial franchise fees, which are recognized as revenue when all material services or conditions have been substantially performed, which is when a franchised hotel opens for business or a franchise agreement is terminated as it has been determined that the franchised hotel will not open.

The Company’s franchise agreements require the payment of fees for certain services, including marketing and reservations. With such fees, the Company provides its franchised properties with a suite of operational and administrative services, including access to an international, centralized, brand-specific reservations system, advertising, promotional and co-marketing programs, referrals, technology, training and volume purchasing. The Company is contractually obligated to expend the marketing and reservation fees it collects from franchisees in accordance with the franchise agreements; as such, revenues earned in excess of costs incurred are accrued as a liability for future marketing or reservation costs. Costs incurred in excess of revenues are expensed. In accordance with the Company’s franchise agreements, the Company includes an allocation of certain overhead costs required to carry out marketing and reservation activities within marketing and reservation expenses.

The Company also provides property management services for hotels under management contracts. Management fees are comprised of base fees, which typically are calculated based upon a specified percentage of gross revenues from hotel operations, and incentive management fees, which typically are calculated based upon a specified percentage of a hotel’s operating profit or the amount by which a hotel’s operating profit exceeds specified targets. Management fee revenue is recognized when earned in accordance with the terms of the contract. The Company incurs certain reimbursable costs on behalf of managed hotel properties and reports reimbursements received from managed properties as revenue and the costs incurred on their behalf as expenses. The revenue is recorded as a component of service fees and membership on the Combined Statements of Income. The costs, which principally relate to payroll costs at managed properties where the Company is the employer, are reflected as a component of operating expenses on the Combined Statements of Income. The reimbursements from hotel owners are based upon the costs incurred with no added margin; as a result, these reimbursable costs have little to no effect on the Company’s operating income. In 2005, management fee revenue and revenue related to payroll reimbursements were $1 million and $17 million, respectively.

Vacation Exchange and Rental

As a provider of vacation exchange services, the Company enters into affiliation agreements with developers of vacation ownership properties to allow owners of intervals to trade their intervals for certain other intervals within the Company’s vacation exchange business and, for some members, for other leisure-related products and services. Additionally, as a marketer of vacation rental properties, generally the Company enters into contracts for exclusive periods of time with property owners to market the rental of such properties to rental customers. The Company’s vacation exchange business derives a majority of its revenues from annual membership dues and exchange fees from members trading their intervals. Annual dues revenue represents the annual membership fees from members who participate in the Company’s vacation exchange business. For additional fees, such participants are entitled to exchange intervals for intervals at other properties affiliated with our vacation exchange business. In addition, certain participants may exchange intervals for other leisure-related products and services. The Company records revenue from annual membership dues as deferred income on the Company’s Combined Balance Sheets and recognizes it on a straight-line basis over the membership period during which delivery of publications, if applicable, and other services are provided to the members. Exchange fees are generated when members exchange their intervals for equivalent values of rights and services, which may include intervals at other properties within the Company’s vacation exchange business or other leisure-related products and services. Exchange fees are recognized as revenue when the exchange requests have been confirmed to the member. The Company’s vacation rental business derives its revenue principally from fees, which generally range from approximately 25% to 50% of the gross rent charged to rental customers. The majority of the time, we act on behalf of the owners of the rental properties to generate our fees. We provide reservation services to the independent property owners and receive the agreed-upon fee for the service provided. We remit the gross rental fee received from the renter to the independent property owner, net of our agreed-upon fee. Revenue from such fees is recognized in the period that the rental reservation is made, net of expected cancellations. Upon confirmation of the rental reservation, the rental customer and property owner generally have a direct relationship for additional services to be performed. Cancellations for 2005 and 2004 totaled approximately 2% of rental transactions booked. Our revenue is earned when evidence of an arrangement exists, delivery has occurred or the services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. We also earn rental fees in connection with properties we own or lease under capital leases and such fees are recognized when the rental customer’s stay occurs, as this is the point at which the service is rendered.

Vacation Ownership

The Company markets and sells VOIs to individual consumers, provides consumer financing in connection with the sale of VOIs and provides property management services at resorts. The Company’s vacation ownership business derives the majority of its revenues from sales of VOIs and derives other revenues from consumer financing and property management. The Company’s sales of VOIs are either cash sales or Company-financed sales. In order for the Company to recognize revenues of VOI sales under the full accrual method of accounting described in SFAS No. 66 “Accounting of Sales of Real Estate” for fully constructed inventory, a binding sales contract must have been executed, the statutory rescission period must have expired (after which time the purchasers are not entitled to a refund except for non-delivery by the Company), receivables must have been deemed collectible and the remainder of the Company’s obligations must have been substantially completed. In addition, before the Company recognizes any revenues on VOI sales, the purchaser of the VOI must have met the initial investment criteria and, as applicable, the continuing investment criteria, by executing a legally binding financing contract. A purchaser has met the initial investment criteria when a minimum down payment of 10% is received by the Company. In those cases where financing is provided to the purchaser by the Company, the purchaser is obligated to remit monthly payments under financing contracts that represent the purchaser’s continuing investment. The contractual terms of Company-provided financing arrangements require that the contractual level of annual principal payments be sufficient to amortize the loan over a customary period for the VOI being financed, which is generally seven to ten years, and payments under the financing contracts begin within 45 days of the sale and receipt of the minimum down payment of 10%. If all of the criteria for a VOI sale to qualify under the full accrual method of accounting have been met, as discussed above, except that construction of the VOI purchased is not complete, the Company recognizes revenues using the percentage-of-completion method of accounting provided that the preliminary construction phase is complete and that a minimum sales level has been met (to assure that the property will not revert to a rental property). The preliminary stage of development is deemed to be complete when the engineering and design work is complete, the construction contracts have been executed, the site has been cleared, prepared and excavated, and the building foundation is complete. The completion percentage is determined by the proportion of real estate inventory costs and certain sales and marketing and interest costs incurred to total estimated costs. These estimated costs are based upon historical experience and the related contractual terms. The remaining revenue and related costs of sales, including commissions and direct expenses, are deferred and recognized as the remaining costs are incurred. Until a contract for sale qualifies for revenue recognition, all payments received are accounted for as restricted cash and deposits within other current assets and deferred income, respectively, on the Combined Balance Sheets. Commissions and other direct costs related to the sale are deferred until the sale is recorded. If a contract is cancelled before qualifying as a sale, non-recoverable expenses are charged to operating expense in the current period on the Combined Statements of Income.

The Company also offers consumer financing as an option to customers purchasing VOIs, which are typically collateralized by the underlying VOI. Generally, the financing terms are for seven to ten years. An estimate of uncollectible amounts is recorded at the time of the sale with a charge to the provision for loan losses on the Combined Statements of Income. The interest income earned from the financing arrangements is earned on the principal balance outstanding over the life of the arrangement.

The Company also provides day-to-day-management services, including oversight of housekeeping services, maintenance and certain accounting and administrative services for property owners’ associations and clubs. In some cases, the Company’s employees serve as officers and/or directors of these associations and clubs in accordance with their by-laws and associated regulations. Management fee revenue is recognized when earned in accordance with the terms of the contract and is recorded as a component of service fees and membership on the Combined Statements of Income. The costs, which principally relate to the payroll costs for management of the associations, clubs and the resort properties where the Company is the employer, are reflected as a component of operating expenses on the Combined Statements of Income. Reimbursements are based upon the costs incurred with no added margin and thus presentation of these reimbursable costs has little to no effect on the Company’s operating income. Management fee revenue and revenue related to reimbursements were $91 million and $124 million in 2005, respectively, $95 million and $103 million in 2004, respectively, and $82 million and $86 million in 2003, respectively. In 2005, 2004 and 2003, one of the associations that the Company manages paid RCI Global Vacation Network (vacation exchange and rental) $11 million, $9 million and $6 million, respectively, for exchange services.

The Company records lodging-related marketing and reservation revenues, as well as property management services revenues for the Company’s lodging and vacation ownership segments, in accordance with Emerging Issues Task Force Issue 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” which requires that these revenues be recorded on a gross basis.

INCOME TAXES

The Company’s operations have been included in the consolidated federal tax return of Cendant and will continue to be included up to the date of the separation. In addition, the Company has filed consolidated and unitary state income tax returns with Cendant in jurisdictions where required or permitted and will continue to file with Cendant up to the date of the separation. The income taxes associated with the Company’s inclusion in Cendant’s consolidated federal and state income tax returns are included in the due from Cendant, net line item on the accompanying Combined Balance Sheets. The provision for income taxes is computed as if the Company filed its federal and state income tax returns on a stand-alone basis and, therefore, determined using the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. These differences are based upon estimated differences between the book and tax basis of the assets and liabilities for the Company as of December 31, 2005 and 2004. The Company’s tax assets and liabilities may be adjusted in connection with the finalization of Cendant’s prior years’ income tax returns or with the plan to separate Cendant into four independent publicly traded companies.

The Company’s deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to the Company’s provision for income taxes and increases to the valuation allowance result in additional provision for income taxes. However, if the valuation allowance is adjusted in connection with an acquisition, such adjustment is recorded through goodwill rather than the provision for income taxes. The realization of the Company’s deferred tax assets, net of the valuation allowance, is primarily dependent on estimated future taxable income. A change in the Company’s estimate of future taxable income may require an addition to or reduction from the valuation allowance.

CASH AND CASH EQUIVALENTS

The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

RESTRICTED CASH

Restricted cash consists of deposits received on sales of VOIs that are held in escrow until a certificate of occupancy is obtained, the legal rescission period has expired and the deed of trust has been recorded in governmental property ownership records, as well as separately held amounts based upon the terms of the securitizations. Such amounts were $143 million and $128 million as of December 31, 2005 and 2004, respectively, of which $42 million and $44 million, respectively, are recorded with other current assets and $101 million and $84 million, respectively, are recorded within other non-current assets on the Company’s Combined Balance Sheets.

RECEIVABLE VALUATION

Trade receivables

The Company’s lodging and vacation exchange and rental businesses provide for estimated bad debts based on their assessment of the ultimate realizability of receivables, considering historical collection experience, the economic environment and specific customer information. When the Company determines that an account is not collectible, the account is written-off to the allowance for doubtful accounts. Such write-offs amounted to $34 million, $36 million and $31 million in 2005, 2004 and 2003, respectively. Bad debt expense is recorded in operating or marketing and reservation expenses on the Combined Statements of Income and amounted to $51 million, $43 million and $41 million in 2005, 2004 and 2003, respectively.

Vacation ownership contract receivables

Within the Company’s vacation ownership business, the Company provides for estimated vacation ownership contract receivable cancellations and defaults at the time the VOI sales are recorded, with a charge to the provision for loan losses on the Combined Statements of Income. The Company considers factors including economic conditions, defaults, past due aging and historical write-offs of vacation ownership contract receivables to evaluate the adequacy of the allowance. The Company charges vacation ownership contract receivables to the loan loss allowance when they become 180 days contractually past due or are deemed uncollectible.

LOYALTY PROGRAMS

The Company operates loyalty programs called TripRewards and RCI Elite Rewards and also offers a branded credit card as part of its TripRewards and RCI Elite Rewards loyalty programs.

TripRewards members accumulate points by staying in hotels franchised under one of the Company’s worldwide lodging brands (excluding Wyndham Hotels and Resorts), and purchasing everyday products and services from the various businesses that participate in the program.

Members may redeem their points for hotel stays, airline tickets, rental cars, resort vacation, electronics, sporting goods, movie and theme park tickets, and gift certificates. The Company earns revenue when a TripRewards member stays at a participating hotel, and the Company charges a fee to the franchisees based upon a percentage of room revenue generated by such members. This fee is in addition to marketing and reservation fees that the Company earns. The costs of this TripRewards loyalty program relate to marketing expenses to promote the program, costs to administer the program and costs of members’ redemptions.

The branded credit cards also allow members to earn points that can be redeemed for similar items noted above. The Company earns revenue based upon a percentage of the members’ spending on the credit card and such revenue is paid to the Company by a third-party issuing bank.

As members earn points through the Company’s loyalty programs, the Company records an estimated cost of the points, which is calculated from the cost per point and the estimated redemptions of the points based upon historical experience and current trends. The points cannot be redeemed for cash. Revenues relating to the loyalty programs are recorded in other revenue in the Combined Statements of Income and amounted to $56 million, $23 million and $1 million while total expenses amounted to $49 million, $23 million and $1 million for the years ended 2005, 2004 and 2003, respectively. The point liability as of December 31, 2005 and 2004 amounted to $39 million and $28 million, respectively, and are included in accrued expenses and other current liabilities and other non-current liabilities in the Combined Balance Sheets.

INVENTORY

Inventory primarily consists of real estate and development costs of completed VOIs, VOIs under construction, land held for future VOI development, vacation ownership properties and vacation credits. Inventory is stated at the lower of cost, including capitalized interest, property taxes and certain other carrying costs incurred during the construction process, or net realizable value. Capitalized interest was $7 million, $5 million and $7 million in 2005, 2004 and 2003, respectively.

ADVERTISING EXPENSE

Advertising costs are generally expensed in the period incurred. Advertising expenses, recorded primarily within marketing and reservation expenses on the Company’s Combined Statements of Income, were $66 million, $61 million and $52 million in 2005, 2004 and 2003, respectively.

USE OF ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s Combined Financial Statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the Company’s Combined Financial Statements and accompanying notes. Although these estimates and assumptions are based on the Company’s knowledge of current events and actions the Company may undertake in the future, actual results may ultimately differ from estimates and assumptions.

DERIVATIVE INSTRUMENTS

The Company uses derivative instruments as part of its overall strategy to manage its exposure to market risks primarily associated with fluctuations in foreign currency exchange rates and interest rates. As a matter of policy, the Company does not use derivatives for trading or speculative purposes. All derivatives are recorded at fair value either as assets or liabilities. Changes in fair value of derivatives not designated as hedging instruments and of derivatives designated as fair value hedging instruments are recognized currently in earnings and included either as a component of other revenues or interest expense, based upon the nature of the hedged item, in the Combined Statements of Income. The effective portion of changes in fair value of derivatives designated as cash flow hedging instruments is recorded as a component of other comprehensive income. The ineffective portion is reported currently in earnings as a component of revenues or net interest expense, based upon the nature of the hedged item. Amounts included in other comprehensive income are reclassified into earnings in the same period during which the hedged item affects earnings.

Certain derivative instruments used to manage interest rate risks of the Company were entered into on behalf of the Company by Cendant. The fair value of the instruments is recorded on Cendant’s Combined Balance Sheets and passed to the Company through the related party accounts, which are presented on the Company’s Combined Balance Sheets within the due from Cendant, net line item. The derivatives that were designated as cash flow hedging instruments by Cendant do not qualify for hedge accounting treatment on the Company’s Combined Financial Statements as the derivative remains on Cendant’s balance sheet and the underlying debt instrument resides on the Company’s Combined Financial Statements. Therefore, any changes in fair value of these instruments are recognized in the Company’s Combined Statements of Income.

RETAINED INTERESTS FROM SECURITIZATIONS

The retained interests from the Company’s securitizations of vacation ownership contract receivables are classified as trading securities and recorded within other non-current assets on the Company’s Combined Balance Sheets. Such amounts were $13 million and $40 million as of December 31, 2005 and 2004, respectively. The Company estimates fair value of retained interests based upon the present value of expected future cash flows, which is subject to the prepayment risks, expected credit losses and interest rate risks of the sold financial assets. See Note 7—Vacation Ownership Contract Receivables for more information regarding these retained interests which relate to the securitization of vacation ownership contract receivables prior to September 1, 2003.

PROPERTY AND EQUIPMENT

Property and equipment (including leasehold improvements) are recorded at cost, net of accumulated depreciation and amortization. Depreciation, recorded as a component of depreciation and amortization on the Combined Statements of Income, is computed utilizing the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements, also recorded as a component of depreciation and amortization, is computed utilizing the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter. Useful lives are generally 30 years for buildings, up to 20 years for leasehold improvements, from 20 to 30 years for vacation rental properties and from three to seven years for furniture, fixtures and equipment.

The Company capitalizes the costs of software developed for internal use in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalization of software developed for internal use commences during the development phase of the project. The Company amortizes software developed or obtained for internal use on a straight-line basis, from three to seven years, when such software is substantially ready for use. The net carrying value of software developed or obtained for internal use was $56 million and $53 million as of December 31, 2005 and 2004, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

In connection with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” the Company is required to assess goodwill and other indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company assesses goodwill for such impairment by comparing the carrying value of its reporting units to their fair values. Each of the Company’s reportable segments represents a reporting unit. The Company determines the fair value of its reporting units utilizing discounted cash flows and incorporates assumptions that it believes marketplace participants would utilize. When available and as appropriate, the Company uses comparative market multiples and other factors to corroborate the discounted cash flow results. Other indefinite-lived intangible assets are tested for impairment and written down to fair value, if necessary, as required by SFAS No. 142. The Company performs its annual impairment testing in the fourth quarter of each year subsequent to completing its annual forecasting process. In performing this test, the Company determines fair value using the present value of expected future cash flows.

The Company evaluates the recoverability of its other long-lived assets, including amortizing intangible assets, if circumstances indicate an impairment may have occurred pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This analysis is performed by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets. Property and equipment is evaluated separately within each business. If such analysis indicates that the carrying value of these assets is not recoverable, the carrying value of such assets is reduced to fair value through a charge to the Company’s Combined Statements of Income.

The Company performs its required annual impairment testing in the fourth quarter of each year subsequent to completing its annual forecasting process. In performing this test, the Company determines fair value using the present value of expected future cash flows. There were no impairments relating to intangible assets or other long-lived assets during 2005, 2004 or 2003.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of accumulated foreign currency translation adjustments and accumulated unrealized gains and losses on derivative instruments designated as cash flow hedges. Foreign currency translation adjustments exclude income taxes related to indefinite investments in foreign subsidiaries. Assets and liabilities of foreign subsidiaries having non-U.S.-dollar functional currencies are translated at exchange rates at the Combined Balance Sheet dates. Revenues and expenses are translated at average exchange rates during the periods presented. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses and taxes, are included in accumulated other comprehensive income on the Company’s Combined Balance Sheets. Gains or losses resulting from foreign currency transactions are included in the Combined Statements of Income.

STOCK-BASED COMPENSATION

As of December 31, 2005, all employee stock awards were granted by Cendant.  Prior to January 1, 2003, Cendant measured its stock-based compensation using the intrinsic value approach under APB Opinion No. 25, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.”

On January 1, 2003, Cendant adopted the fair value method of accounting for stock-based compensation provisions of SFAS No. 123. Cendant also adopted SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” in its entirety on January 1, 2003, which amended SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting provisions. As a result, Cendant now expenses all employee stock awards over their vesting periods based upon the fair value of the award on the date of grant. As Cendant elected to use the prospective transition method, Cendant allocated expense to the Company only for employee stock awards that were granted subsequent to December 31, 2002. See Note 15—Stock-Based Compensation for the pro forma stock-based compensation table.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Vacation Ownership Transactions. In December 2004, the FASB issued SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions,” in connection with the previous issuance of the American Institute of Certified Public Accountants’ Statement of Position No. 04-2, “Accounting for Real Estate Time-Sharing Transactions.” SFAS No. 152 provides guidance on revenue recognition for vacation ownership transactions, accounting and presentation for the uncollectibility of vacation ownership contract receivables, accounting for costs of sales of vacation ownership interests and related costs, accounting for operations during holding periods, and other transactions associated with vacation ownership operations.

The Company’s revenue recognition policy for vacation ownership transactions has historically required a 10% minimum down payment (initial investment) as a prerequisite to recognizing revenue on the sale of a vacation ownership interest. SFAS No. 152 requires that the Company consider the fair value of certain incentives provided to the buyer when assessing whether such threshold has been achieved. If the buyer’s investment has not met the minimum investment criteria of SFAS No. 152, the revenue associated with the sale of the vacation ownership interest and the related cost of sales and direct costs are deferred until the buyer’s commitment satisfies the requirements of SFAS No. 152. In addition, certain costs previously included in the Company’s percentage-of-completion calculation prior to the adoption of SFAS No. 152 are now expensed as incurred rather than deferred until the corresponding revenue is recognized.

SFAS No. 152 requires the Company to record the estimate of uncollectible vacation ownership contract receivables at the time a vacation ownership transaction is consummated as a reduction of net revenue. Prior to the adoption of SFAS No. 152, the Company recorded such provisions within operating expense on the Combined Statements of Income.

SFAS No. 152 also requires that revenue in excess of costs associated with the rental of unsold units be accounted for as a reduction to the carrying value of vacation ownership inventory (which reduces the cost of such inventory when it is sold) and that costs in excess of revenues associated with the rental of unsold units be charged to expense as incurred. Prior to the adoption of SFAS No. 152, rental revenues and expenses were separately recorded in the Combined Statements of Income.

The Company adopted the provisions of SFAS No. 152 effective January 1, 2006, as required, and recorded an after tax charge of $65 million during first quarter 2006 as a cumulative effect of an accounting change, which consisted of a pre-tax charge of $105 million representing the deferral of revenue and costs associated with sales of vacation ownership interests that were recognized prior to January 1, 2006, the recognition of certain expenses that were previously deferred and an associated tax benefit of $40 million. There was no impact to cash flows from the adoption of SFAS No. 152.

Accounting Changes and Error Corrections. In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 became effective for the Company on January 1, 2006. The Company believes that the adoption of SFAS No. 154 will not have a material impact on its Combined Financial Statements.

Accounting for Servicing of Financial Assets. In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No. 156 will become effective for the Company on January 1, 2007. The Company believes that the adoption of SFAS No. 156 will not have a material impact on its Combined Financial Statements.

Stock-Based Compensation. In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which eliminates the alternative to measure stock-based compensation awards using the intrinsic value approach permitted by APB Opinion No. 25 and by SFAS No. 123, “Accounting for Stock-Based Compensation.” The Company will adopt SFAS No. 123R on January 1, 2006, as required by the Securities and Exchange Commission. Although the Company has not yet completed its assessment of adopting SFAS No. 123R, it does not believe that such adoption will significantly affect its earnings, financial position or cash flows since the Company does not use the alternative intrinsic value approach.

3.	Acquisitions

Assets acquired and liabilities assumed in business combinations were recorded on the Company’s Combined Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Company’s Combined Statements of Income since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions. Accordingly, the allocations may be subject to revision when the Company receives final information, including appraisals and other analyses. Any revisions to the fair values, which may be significant, will be recorded by the Company as further adjustments to the purchase price allocations. The Company is also in the process of integrating the operations of its acquired businesses and expects to incur costs relating to such integrations. These costs may result from integrating operating systems, relocating employees, closing facilities, reducing duplicative efforts and exiting and consolidating other activities. These costs will be recorded on the Company’s Combined Balance Sheets as adjustments to the purchase price or on the Company’s Combined Statements of Income as expenses, as appropriate.

2005 ACQUISITIONS

Wyndham. On October 11, 2005, the Company acquired the franchise and property management business associated with the Wyndham Hotels and Resorts brand for $111 million in cash. The acquisition includes franchise agreements, management contracts and the worldwide rights to the Wyndham brand. This acquisition resulted in goodwill (based on the preliminary allocation of the purchase price) of $20 million, all of which is expected to be deductible for tax purposes. Such goodwill was allocated to the Company’s lodging segment. This acquisition also resulted in $85 million of other intangible assets, such as trademarks and franchise agreements. Management believes that this acquisition adds an upscale brand to the Company’s lodging portfolio and also represents the Company’s entry into hotel property management services.

Other. During 2005, the Company also acquired three other individually non-significant businesses for aggregate consideration of $35 million in cash. The goodwill resulting from the preliminary allocation of the purchase prices of these acquisitions aggregated $21 million, $1 million of which is expected to be deductible for tax purposes. The goodwill was allocated to the vacation exchange and rental ($4 million) and vacation ownership ($17 million) segments. These acquisitions also resulted in $1 million of other intangible assets.

2004 ACQUISITIONS

Two Flags Joint Venture LLC. In 2002, the Company formed Two Flags Joint Venture LLC (“Two Flags”) through the contribution of its domestic Days Inn trademark and related license agreements. The Company did not contribute any other assets to Two Flags. The Company then sold 49.9999% of Two Flags to Marriott in exchange for the contribution to Two Flags of the domestic Ramada trademark and related license agreements. The Company retained a 50.0001% controlling equity interest in Two Flags. Both Marriott and the Company had the right, but were not obligated, to cause the sale of Marriott’s interest at any time after March 1, 2004 for approximately $200 million, which represented the projected fair market value of Marriott’s interest at such time. On April 1, 2004, the Company exercised its right to purchase Marriott’s interest in Two Flags for approximately $200 million. In connection with such transaction, the Company assumed a note payable of approximately $200 million, bearing interest at 10%, which was paid in September 2004. As a result, the Company now owns 100% of Two Flags and has exclusive rights to the domestic Ramada and Days Inn trademarks and the related license agreements. Management believes that this acquisition adds a well-known middle market brand to the Company’s lodging portfolio.

Pursuant to the terms of the venture, the Company and Marriott shared income from Two Flags on a substantially equal basis. For the period January 1, 2004 through April 1, 2004 (the date on which the Company purchased Marriott’s interest) and for the year ended December 31, 2003, the Company recorded pre-tax minority interest expense of $6 million and $25 million, respectively, in connection with Two Flags.

Ramada International. On December 10, 2004, the Company acquired Ramada International, which included the international franchise rights of the Ramada hotel chain for $38 million in cash. The allocation of the purchase price resulted in goodwill of $2 million, all of which is expected to be deductible for tax purposes. Such goodwill was allocated to the Company’s lodging segment. This acquisition also resulted in $33 million of other intangible assets. As a result of this acquisition, the Company obtained the worldwide rights to the Ramada trademark and management believes that this acquisition will provide a platform to expand direct franchising internationally.

Landal GreenParks. On May 5, 2004, the Company acquired Landal GreenParks, a Dutch vacation rental company that specializes in the rental of privately-owned vacation homes located in European holiday parks, for $81 million in cash, net of cash acquired of $22 million. As part of this acquisition, the Company also assumed $78 million of debt. The allocation of the purchase price resulted in goodwill of $56 million, of which $7 million is expected to be deductible for tax purposes. Such goodwill was allocated to the Company’s vacation exchange and rental segment. This acquisition also resulted in $41 million of other intangible assets. Management believes that this acquisition offers the Company increased access to both the Dutch and German consumer markets, as well as rental properties in high demand locations.

Canvas Holidays Limited. On October 8, 2004, the Company acquired Canvas Holidays Limited, a tour operator based in Scotland, for $51 million in cash. This acquisition resulted in goodwill of $25 million, none of which is expected to be deductible for tax purposes. Such goodwill was allocated to the Company’s vacation exchange and rental segment. This acquisition also resulted in $8 million of other intangible assets. Management believes that this acquisition broadens the Company’s product depth in the European vacation market.

Other. During 2004, the Company also acquired one other non-significant business for $8 million in cash. The goodwill resulting from the allocation of the purchase price of this acquisition was $4 million, none of which is expected to be deductible for tax purposes, and was allocated to the vacation exchange and rental segment. This acquisition also resulted in $1 million of other intangible assets.

2003 ACQUISITION

FFD Development Company, LLC. On February 3, 2003, the Company acquired all of the common interests of FFD Development Company, LLC (“FFD”) from an independent business trust for $27 million in cash. As part of this acquisition, the Company also assumed $58 million of debt, which was subsequently repaid. The allocation of the purchase price resulted in goodwill of $16 million, none of which is expected to be deductible for tax purposes. Such goodwill was allocated to the Company’s vacation ownership segment. FFD was formed prior to the Company’s April 2001 acquisition of Fairfield Resorts, Inc. (“Fairfield”), formerly Fairfield Communities, Inc., and was the primary developer of vacation ownership properties for Fairfield.

4.	Intangible Assets

Intangible assets consisted of:

	As of December 31, 2005			As of December 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Unamortized Intangible Assets
Goodwill	$2,645			$2,633

Trademarks(a)	$580			$516

Amortized Intangible Assets
Franchise agreements(b)	$573	$220	$353	$564	$204	$360
Other(c)	161	102	59	168	92	76

	$734	$322	$412	$732	$296	$436

(a)	Comprised of various tradenames (including the worldwide Wyndham Hotels and Resorts, Ramada, Days Inn, RCI, Landal GreenParks, Fairfield and Trendwest tradenames) that the Company has acquired and which distinguish the Company’s consumer services as market leaders. These tradenames are expected to generate future cash flows for an indefinite period of time.
(b)	Generally amortized over a period ranging from 20 to 40 years with a weighted average life of 35 years.
(c)	Includes customer lists and business contracts, generally amortized over a period ranging from 10 to 20 years with a weighted average life of 14 years.

The changes in the carrying amount of goodwill are as follows:

	Balance as of January 1, 2005	Goodwill Acquired during 2005		Adjustments to Goodwill Acquired during 2004		Foreign Exchange and Other		Balance as of December 31, 2005
Lodging	$213	$20	(a)	$8	(d)	$—		$241
Vacation Exchange and Rental	1,115	4	(b)	12	(e)	(49	)(f)	1,082
Vacation Ownership	1,305	17	(c)	—		—		1,322

Total Company	$2,633	$41		$20		$(49)		$2,645

(a)	Relates to the acquisition of Wyndham (see Note 3—Acquisitions).
(b)	Primarily relates to the acquisition of a vacation rental business (March 2005).
(c)	Relates to the acquisition of a vacation ownership business (August 2005).
(d)	Relates to the acquisition of Ramada International (see Note 3—Acquisitions).
(e)	Primarily relates to the acquisition of Landal GreenParks (see Note 3—Acquisitions).
(f)	Primarily relates to foreign exchange translation adjustments.

Amortization expense relating to all intangible assets was as follows:

	Year Ended December 31,
	2005	2004	2003
Franchise agreements	$16	$16	$16
Other	16	15	16

Total (*)	$32	$31	$32

(*)	Included as a component of depreciation and amortization on the Company’s Combined Statements of Income.

Based on the Company’s amortizable intangible assets as of December 31, 2005, the Company expects related amortization expense for the five succeeding fiscal years to approximate $30 million in 2006 and $20 million in each of 2007, 2008, 2009 and 2010.

5.	Franchising and Marketing/Reservation Activities

Franchise fee revenue of $434 million, $393 million and $376 million on the Combined Statements of Income for 2005, 2004 and 2003, respectively, includes initial franchise fees of $7 million, $6 million and $7 million, respectively.

As part of the ongoing franchise fees, the Company receives marketing and reservation fees from its lodging franchisees, which generally are calculated based on a specified percentage of gross room revenues. Such fees totaled $189 million, $171 million and $166 million during 2005, 2004 and 2003, respectively, and are recorded within the franchise fees line item on the Combined Statements of Income. As provided for in the franchise agreements and generally at the Company’s discretion, all of these fees are to be expended for marketing purposes or the operation of an international, centralized, brand-specific reservation system for the respective franchisees.

The number of franchised lodging outlets in operation by market sector is as follows:

	(Unaudited) As of December 31,
	2005	2004	2003
Upscale(a)	101	—	—
Middle(b)	1,634	1,719	1,615
Economy(c)	4,613	4,680	4,787

	6,348	6,399	6,402

(a)	Comprised of the Wyndham Hotels and Resorts lodging brand, acquired in October 2005.
(b)	Comprised of the Wingate Inn, Ramada Worldwide, Howard Johnson and AmeriHost Inn (including Aston) lodging brands.
(c)	Comprised of the Days Inn, Super 8, Travelodge and Knights Inn lodging brands.

The number of franchised lodging outlets changed as follows:

	(Unaudited) For the Years Ended December 31,
	2005	2004	2003
Beginning balance	6,399	6,402	6,513
Additions	458	514	369
Terminations	(509)	(517)	(480)

Ending balance	6,348	6,399	6,402

As of December 31, 2005, there was an insignificant amount of applications awaiting approval for execution of new franchise agreements. Additionally, as of December 31, 2005, there was an insignificant number of franchise agreements pending termination.

In connection with ongoing fees the Company receives from its franchisees pursuant to the franchise agreements, the Company is required to provide certain services, including access to an international, centralized, brand-specific reservation system, advertising, promotional and co-marketing programs, referrals, technology, training and volume purchasing. In order to assist franchisees in converting to one of the Company’s brands or in franchise expansion, the Company may also, at its discretion, provide development advances (over the period of the franchise agreement typically ranging from 15 to 20 years) to franchisees who are either new or who are expanding their operations. Provided the franchisee is in compliance with the terms of the franchise agreement, all or a portion of the amount of the development advance may be forgiven by the Company. Otherwise, the related principal is due and payable to the Company. In certain instances, the Company may earn interest on unpaid franchisee development advances, which was not significant during 2005, 2004 or 2003. The amount of such development advances recorded on the Company’s Combined Balance Sheets was $21 million at both December 31, 2005 and 2004. These amounts are classified within the other non-current assets line item on the Company’s Combined Balance Sheets. During 2005, 2004 and 2003, the Company recorded $2 million, $3 million and $2 million, respectively, of expense related to the forgiveness of these advances. Such amounts are recorded within the operating expense line item on the Company’s Combined Statements of Income.

6.	Income Taxes

The income tax provision consists of the following for the year ended December 31:

	2005	2004	2003
Current
Federal	$(39)	$154	$39
State	(26)	29	20
Foreign	24	20	19

	(41)	203	78

Deferred
Federal	186	22	115
State	52	5	(5)
Foreign	(2)	4	(2)

	236	31	108

Provision for income taxes	$195	$234	$186

The Company is part of a consolidated group and is included in the Cendant consolidated tax returns. The utilization of the Company’s net operating loss carryforwards by other Cendant companies is reflected in the 2005 current provision.

Pre-tax income for domestic and foreign operations consisted of the following for the year ended December 31:

	2005	2004	2003
Domestic	$543	$493	$425
Foreign	83	94	75

Pre-tax income	$626	$587	$500

Current and non-current deferred income tax assets and liabilities, as of December 31, are comprised of the following:

	2005	2004
Current deferred income tax assets:
Accrued liabilities and deferred income	$62	$42
Provision for doubtful accounts and vacation ownership contract receivables	75	60
Net operating loss carryforwards	18	145
Other	8	2
Valuation allowance(*)	(8)	(12)

Current deferred income tax assets	155	237

Current deferred income tax liabilities:
Prepaid expenses	3	1
Unamortized servicing rights	5	5
Installment sales of vacation ownership interests	63	46

Current deferred income tax liabilities	71	52

Current net deferred income tax asset	$84	$185

Non-current deferred income tax assets:
Net operating loss carryforwards	$30	$57
Alternative minimum tax credit carryforward	68	54
Tax basis differences in assets of foreign subsidiaries	117	—
Other	4	5
Valuation allowance(*)	(6)	(5)

Non-current deferred income tax assets	213	111

Non-current deferred income tax liabilities:
Depreciation and amortization	464	354
Installment sales of vacation ownership interests	475	326
Other	97	119

Non-current deferred income tax liabilities	1,036	799

Non-current net deferred income tax liabilities	$823	$688

(*)	The valuation allowance of $14 million as of December 31, 2005 primarily relates to state net operating loss carryforwards. The valuation allowance will be reduced when and if the Company determines that the deferred income tax assets are more likely than not to be realized. If determined to be realizable, $1 million of the valuation allowance would reduce goodwill.

As of December 31, 2005, the Company had federal net operating loss carryforwards of $39 million, which primarily expire in 2024. No provision has been made for U.S. federal deferred income taxes on $125 million of accumulated and undistributed earnings of foreign subsidiaries as of December 31, 2005 since it is the present intention of management to reinvest the undistributed earnings indefinitely in those foreign operations. The determination of the amount of unrecognized U.S. federal deferred income tax liability for unremitted earnings is not practicable.

The Company’s effective income tax rate differs from the U.S. federal statutory rate as follows for the year ended December 31:

	2005	2004	2003
Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	2.7	3.8	2.0
Changes in tax basis differences in assets of foreign subsidiaries	(10.0)	—	—
Taxes on foreign operations at rates different than U.S. federal statutory rates	(1.1)	(1.8)	(1.9)
Taxes on repatriated foreign income, net of tax credits	1.8	2.6	1.9
Adjustment of estimated income tax accruals	2.3	0.2	0.6
Other	0.5	0.1	(0.4)

	31.2%	39.9%	37.2%

The decrease in the 2005 effective tax rate that resulted in a federal income tax benefit of $63 million is primarily the result of a one-time increase in the tax basis of certain foreign assets. In March 2005, the Company entered into a foreign tax restructuring where certain of its foreign subsidiaries were considered liquidated for United States tax purposes. This liquidation resulted in a taxable transaction which resulted in an increase in the tax basis of the assets held by these subsidiaries to their fair market value. This resulted in the creation of a deferred tax asset and recognition of a deferred tax benefit during 2005.

The Company’s and Cendant’s income tax returns are periodically examined by various tax authorities. The Company and Cendant currently are under audit by several tax authorities. In connection with these and future examinations, certain tax authorities, including the Internal Revenue Service (“IRS”), may raise issues and impose additional assessments. The Company and Cendant regularly evaluate the likelihood of additional assessments resulting from these examinations and establish reserves, through the provision for income taxes, for potential amounts that may result therefrom. Such reserves, which are recorded on Cendant’s balance sheets as of December 31, 2005 and 2004, are adjusted as information becomes available or when an event requiring a change to the reserve occurs. The resolution of tax matters could have a material impact on the Company’s effective tax rate and results of operations.

The Company and Cendant are subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes and recording related assets and liabilities. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company and Cendant are regularly under audit by tax authorities whereby the outcome of the audits is uncertain. Accruals for tax contingencies are provided for in accordance with the requirements of SFAS No. 5, “Accounting for Contingencies” and are currently maintained on Cendant’s balance sheet and will be allocated to the Company upon the separation.

The IRS is currently examining Cendant’s taxable years 1998 through 2002 during which the Company was included in Cendant’s tax returns. Although the Company and Cendant believe there is appropriate support for the positions taken on its tax returns, the Company and Cendant have recorded liabilities representing the best estimates of the probable loss on certain positions. The Company and Cendant believe that the accruals for tax liabilities are adequate for all open years, based on assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. Although the Company and Cendant believe the recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore, the Company’s and Cendant’s assessments can involve both a series of complex judgments about future events and rely heavily on estimates and assumptions. While the Company and Cendant believe that the estimates and assumptions supporting the assessments are reasonable, the final determination of tax audits and any other related litigation could be materially different than that which is reflected in historical income tax provisions and recorded assets and liabilities. Based on the results of an audit or litigation, a material effect on the Company’s income tax provision, net income, or cash flows in the period or periods for which that determination is made could result.

7.	Vacation Ownership Contract Receivables

The Company generates vacation ownership contract receivables by extending financing to the purchasers of VOIs. Current and long-term vacation ownership contract receivables, net as of December 31, consisted of:

	2005	2004
Current vacation ownership contract receivables:
Securitized	$180	$157
Other	75	72

	255	229
Less: Allowance for loan losses	(16)	(14)

Current vacation ownership contract receivables, net	$239	$215

Long-term vacation ownership contract receivables:
Securitized	$1,198	$1,008
Other	758	656

	1,956	1,664
Less: Allowance for loan losses	(121)	(105)

Long-term vacation ownership contract receivables, net	$1,835	$1,559

Principal payments that are contractually due on the Company’s vacation ownership contract receivables during the next twelve months are classified as current on the Company’s Combined Balance Sheets. Principal payments due on the Company’s vacation ownership contract receivables during each of the five years subsequent to December 31, 2005 and thereafter are as follows:

	Securitized	Other	Total
2006	$180	$75	$255
2007	181	80	261
2008	185	85	270
2009	175	88	263
2010	149	89	238
Thereafter	508	416	924

	$1,378	$833	$2,211

The average interest rate on outstanding vacation ownership contract receivables was 13.1% and 13.4% as of December 31, 2005 and 2004, respectively.

The activity in the allowance for loan losses on vacation ownership contract receivables is as follows:

	Amount
Allowance for loan losses as of January 1, 2003	$(72)
Provision for loan losses	(70)
Contract receivables written-off, net	65

Allowance for loan losses as of December 31, 2003	(77)
Provision for loan losses	(86)
Contract receivables written-off, net	44

Allowance for loan losses as of December 31, 2004	(119)
Provision for loan losses	(128	)(*)
Contract receivables written-off, net	110

Allowance for loan losses as of December 31, 2005	$(137)

(*)	Includes a $12 million provision associated with estimated losses resulting from the 2005 Gulf Coast hurricanes.

Securitizations

The Company pools qualifying vacation ownership contract receivables and sells them to bankruptcy-remote entities. Vacation ownership contract receivables qualify for securitization based primarily on the credit strength of the VOI purchaser to whom financing has been extended. Prior to September 1, 2003, sales of vacation ownership contract receivables were treated as off-balance sheet sales as the entities utilized were structured as bankruptcy-remote QSPEs pursuant to SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Subsequent to September 1, 2003, newly originated as well as certain legacy vacation ownership contract receivables are securitized through bankruptcy-remote SPEs that are consolidated within the Company’s Combined Financial Statements.

On Balance Sheet. Vacation ownership contract receivables securitized through the on-balance sheet, bankruptcy-remote SPEs are consolidated within the Company’s Combined Financial Statements (see Note 12—Long-Term Debt and Borrowing Arrangements). The Company continues to service the securitized vacation ownership contract receivables pursuant to servicing agreements negotiated on an arms-length basis based on market conditions. The activities of these bankruptcy-remote SPEs are limited to (i) purchasing vacation ownership contract receivables from the Company’s vacation ownership subsidiaries, (ii) issuing debt securities and/or borrowing under a conduit facility to effect such purchases and (iii) entering into derivatives to hedge interest rate exposure. The securitized assets of these bankruptcy-remote SPEs are not available to pay the general obligations of the Company. Additionally, the creditors of these SPEs have no recourse to the Company’s general credit. The Company has made representations and warranties customary for securitization transactions, including eligibility characteristics of the receivables and servicing responsibilities, in connection with the securitization of these assets (see Note 13—Commitments and Contingencies). The Company does not recognize gains or losses resulting from these securitizations at the time of sale to the on-balance sheet, bankruptcy-remote SPE. Income is recognized when earned over the contractual life of the vacation ownership contract receivables.

Off Balance Sheet. Certain structures used by the Company to securitize vacation ownership contract receivables prior to September 1, 2003 did not qualify for inclusion in the Company’s Combined Financial Statements and, therefore, securitizations through these structures were treated as off-balance sheet sales, with the Company retaining the servicing rights and a subordinated interest. As these securitization facilities are precluded from consolidation pursuant to generally accepted accounting principles, the debt issued by these entities and the collateralizing assets, which are serviced by the Company, are not reflected on the Company’s Combined Balance Sheets. However, the retained interest, amounting to $13 million and $40 million as of December 31, 2005 and 2004, respectively, was recorded within other non-current assets on the Company’s Combined Balance Sheets. The Company continues to service the securitized vacation ownership contract receivables pursuant to servicing agreements negotiated on an arms-length basis based on market conditions. The assets of these QSPEs are not available to pay the general obligations of the Company. Additionally, the creditors of these QSPEs have no recourse to the Company’s general credit. However, the Company has made representations and warranties customary for securitization transactions, including eligibility characteristics of the receivables and servicing responsibilities, in connection with the securitization of these assets (see Note 13—Commitments and Contingencies). Presented below is detailed information as of December 31, 2005 for these QSPEs (to which vacation ownership contract receivables were sold prior to the establishment of the on-balance sheet, bankruptcy-remote SPEs):

	Assets Serviced(a)	Funding Capacity	Debt Issued(b)	Available Capacity(c)
Vacation Ownership QSPEs	$89	$83	$83	$—

(a)	Represents the balance of vacation ownership contract receivables as of December 31, 2005, of which $2 million is 60 days or more past due and which had an average balance of $112 million during 2005. There are no credit losses on securitized vacation ownership contract receivables, since the Company typically has repurchased such receivables from the QSPEs prior to delinquency, although it is not obligated to do so.
(b)	Represents term notes.
(c)	Subject to maintaining sufficient assets to collateralize debt.

The cash flow activity presented below covers the period up to and including the date of consolidation of the on-balance sheet SPEs in addition to the full year activity between the Company and securitization entities that remain off-balance sheet as of December 31, 2005.

	2005	2004	2003
Proceeds from new securitizations	$—	$—	$620
Proceeds from collections reinvested in securitizations	—	—	39
Servicing fees received	1	3	10
Other cash flows received on retained interests(a)	9	34	28
Purchase of delinquent or foreclosed loans(b)	(2)	(19)	(57)
Cash received upon release of reserve account	1	6	12
Purchases of upgraded/defective contracts(c)	(8)	(77)	(55)

(a)	Represents cash flows received on retained interests other than servicing fees.
(b)	The purchase of delinquent or foreclosed vacation ownership contract receivables is primarily at the Company’s option and not based on a contractual relationship with the securitization entities.
(c)	Represents the purchase of contracts that no longer meet the securitization criteria, primarily due to modifications to the original contract as a result of an upgrade by a current owner.

During 2003, the Company recognized pre-tax gains of $39 million on the securitization of vacation ownership contract receivables through the off-balance sheet, bankruptcy-remote QSPEs (prior to the Company’s consolidation thereof on September 1, 2003), which were calculated using the following key economic assumptions: 7-15% prepayment speed; 7.0-7.6 weighted average life (in years); 15% discount rate; and 9.5-13.7% anticipated credit losses. Such gains were recorded within consumer financing on the Company’s Combined Statement of Income.

8.	Inventory

Inventory, as of December 31, consisted of:

	2005	2004
Land held for VOI development	$88	$72
VOI construction in process	308	226
Completed inventory and vacation credits	240	227

Total inventory	636	525
Less: Current portion	446	365

Non-current inventory	$190	$160

Inventory that the Company expects to sell within the next twelve months is classified as current on the Company’s Combined Balance Sheets.

9.	Property and Equipment, net

Property and equipment, net, as of December 31, consisted of:

	2005	2004
Land	$138	$153
Building and leasehold improvements	288	274
Capitalized software	158	133
Furniture, fixtures and equipment	329	337
Vacation rental property capital leases	118	132
Construction in progress	67	53

	1,098	1,082
Less: Accumulated depreciation and amortization	(380)	(347)

	$718	$735

During 2005, 2004 and 2003, the Company recorded depreciation and amortization expense of $99 million, $88 million and $75 million, respectively, related to property and equipment.

10.	Other Current Assets

Other current assets, as of December 31, consisted of:

	2005	2004
Prepaid expenses	$95	$97
Restricted cash	42	44
Other	67	66

	$204	$207

11.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities, as of December 31, consisted of:

	2005	2004
Accrued payroll and related	$105	$91
Accrued advertising and marketing	69	59
Accrued other	256	219

	$430	$369

12.	Long-Term Debt and Borrowing Arrangements

Long-term debt as of December 31, consisted of:

	December 31,
	2005	2004
Securitized vacation ownership debt	$1,135	$909
Other:
Vacation ownership asset-linked debt	550	425
Bank borrowings:
Vacation ownership	113	136
Vacation rental	68	84
Vacation rental capital leases	139	167
Other	37	47

Total long-term debt	2,042	1,768
Less: Current portion	355	290

Long-term debt	$1,687	$1,478

The Company’s outstanding debt as of December 31, 2005 matures as follows:

	Securitized Vacation Ownership Debt	Other	Total
2006	$154	$201	$355
2007	204	559	763
2008	373	7	380
2009	93	7	100
2010	71	18	89
Thereafter	240	115	355

	$1,135	$907	$2,042

As debt maturities are based on the contractual payment terms of the underlying vacation ownership contract receivables, actual maturities may differ as a result of prepayments by the vacation ownership contract receivable obligors.

The Company’s borrowing arrangements contain various combinations of restrictive covenants, including performance triggers and advance rates linked to the quality of the underlying assets, financial reporting requirements, restrictions on dividends, mergers and changes of control and a requirement that the Company generate at least $400 million of net income before depreciation and amortization, interest expense (other than interest expense relating to securitized vacation ownership borrowings), income taxes and minority interest, determined quarterly for the preceding twelve month period. As of December 31, 2005, the Company was in compliance with all financial covenants of its borrowing arrangements.

As of December 31, 2005, available capacity under the Company’s borrowing arrangements was as follows:

	Total Capacity	Outstanding Borrowings	Available Capacity
Securitized vacation ownership debt	$1,541	$1,135	$406
Other:
Vacation ownership asset-linked debt	600	550	50
Bank borrowings:
Vacation ownership	132	113	19
Vacation rental	68	68	—
Vacation rental capital leases	139	139	—
Other	37	37	—

	$2,517	$2,042	$475

Securitized Vacation Ownership Debt

As previously discussed in Note 7—Vacation Ownership Contract Receivables, the Company issues debt through the securitization of vacation ownership contract receivables. The debt issued through these securitizations represents fixed rate and floating rate term notes for which the weighted average interest rate was 4.1%, 3.3% and 3.2% for 2005, 2004 and 2003, respectively. The Company also has access to an $800 million bank conduit facility, of which $394 million and $361 million was drawn as of December 31, 2005 and 2004, respectively. This facility bears interest at variable rates and had a weighted average interest rate of 3.2%, 1.4% and 2.0% during 2005, 2004 and 2003, respectively. This debt (including the debt issued under the conduit) is collateralized by $1,515 million of underlying vacation ownership contract receivables and related assets.

Interest expense incurred in connection with the Company’s securitized vacation ownership debt amounted to $46 million, $36 million and $10 million during 2005, 2004 and 2003, respectively, and is recorded within the operating expenses line item on the Combined Statements of Income as the Company earns consumer finance income on the related securitized vacation ownership contract receivables.

Other

Vacation Ownership Asset-Linked Debt. The Company borrows under a $600 million asset-linked facility through Cendant to support the creation of certain vacation ownership-related assets and the acquisition and development of vacation ownership properties. This facility expires in May 2007 and bears interest at a rate of LIBOR plus 62.5 basis points. These borrowings are collateralized by $1,305 million of vacation ownership-related assets, consisting primarily of unsecuritized vacation ownership contract receivables and vacation ownership inventory. The weighted average interest rate on these borrowings was 5.1% and 2.6% for 2005 and 2004, respectively.

Vacation Ownership Bank Borrowings. The Company’s bank borrowings principally represent $104 million outstanding under foreign credit facilities used to support the Company’s vacation ownership operations in the South Pacific. This facility bears interest at Australian Dollar LIBOR plus 60 basis points and had a weighted average interest rate of 6.3% and 3.3% for 2005 and 2004, respectively. These secured borrowings are collateralized by $133 million of underlying vacation ownership contract receivables and related assets.

Vacation Rental Bank Borrowings. As of December 31, 2005 and 2004, the Company had bank debt outstanding of $68 million and $84 million, respectively, which was assumed in connection with the Company’s acquisition of Landal GreenParks during 2004 and was subsequently refinanced. The bank debt is collateralized by $117 million of land and related vacation rental assets and had a weighted average interest rate of 3.0% for both 2005 and 2004.

Vacation Rental Capital Leases. The Company leases vacation homes located in European holiday parks as part of its vacation exchange and rental business. These leases are recorded as capital lease obligations under generally accepted accounting principles with corresponding assets classified within property, plant and equipment on the Combined Balance Sheets. The vacation rental capital lease obligations had a weighted average interest rate of 7.5% for both 2005 and 2004.

Other. The Company also maintains other debt facilities which arise through the ordinary course of operations. This debt principally reflects $18 million of borrowings under a foreign unsecured credit facility and $11 million of mortgage borrowings related to an office building.

Interest expense incurred in connection with the Company’s other debt amounted to $36 million, $38 million and $11 million during 2005, 2004 and 2003, respectively, and is recorded within the interest expense (income) line item on the Combined Statements of Income.

13.	Commitments and Contingencies

COMMITMENTS

Leases

The Company is committed to making rental payments under noncancelable operating leases covering various facilities and equipment. Future minimum lease payments required under noncancelable operating leases as of December 31, 2005 are as follows:

Year	Amount
2006	$30
2007	23
2008	16
2009	13
2010	11
Thereafter	12

$105

During 2005, 2004 and 2003, the Company incurred total rental expense of $55 million, $48 million and $43 million, respectively.

Purchase Commitments

In the normal course of business, the Company makes various commitments to purchase goods or services from specific suppliers, including those related to vacation ownership resort development and other capital expenditures. None of the purchase commitments made by the Company as of December 31, 2005 (aggregating $349 million) were individually significant; the majority relate to commitments for the development of vacation ownership properties (aggregating $233 million, of which $219 million relates to 2006).

Letters of Credit

As of December 31, 2005 and December 31, 2004, the Company had $44 million and $16 million, respectively, of irrevocable letters of credit outstanding, which mainly support development activity at the Company’s vacation ownership business.

LITIGATION

The Company is involved in claims, legal proceedings and governmental inquiries related to contract disputes, business practices, intellectual property, environmental issues and other commercial, employment and tax matters. Such matters include, but are not limited to, allegations that (i) the Company’s Fairfield subsidiary violated alleged duties to members of its internal vacation exchange program through changes made to its reservations and availability policies, which changes diminished the value of vacation ownership interests purchased by members; (ii) its TripRewards loyalty program infringes on third-party patents; (iii) the Company’s RCI Points exchange program, a global points-based exchange network that allows members to redeem points, is an unlicensed travel club and the unregistered sales of memberships in that program violate the Alberta Fair Trading Act and (iv) the Company’s vacation ownership business alleged failure to perform its duties arising under its management agreements, as well as for construction defects and inadequate maintenance, which claims are made by property owners’ associations from time to time.

The Company believes that it has adequately accrued for such matters with a reserve of approximately $28 million, or, for matters not requiring accrual, believes that such matters will not have a material adverse effect on its results of operations, financial position or cash flows based on information currently available. However, litigation is inherently unpredictable and, although the Company believes that its accruals are adequate and/or that it has valid defenses in these matters, unfavorable resolutions could occur. As such, an adverse outcome from such unresolved proceedings for which claims are awarded in excess of the amounts accrued, if any, could be material to the Company with respect to earnings or cash flows in any given reporting period. However, the Company does not believe that the impact of such unresolved litigation should result in a material liability to the Company in relation to its combined financial position or liquidity.

GUARANTEES/INDEMNIFICATIONS

Standard Guarantees/Indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for breaches of representations and warranties. In addition, many of these parties are also indemnified against any third-party claim resulting from the transaction that is contemplated in the underlying agreement. Such guarantees and indemnifications are granted under various agreements, including those governing (i) purchases, sales or outsourcing of assets or businesses, (ii) leases of real estate, (iii) licensing of trademarks, (iv) development of vacation ownership properties, (v) access to credit facilities and use of derivatives and (vi) issuances of debt securities. The guarantees and indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords in lease contracts, (iii) franchisees in licensing agreements, (iv) developers in vacation ownership development agreements, (v) financial institutions in credit facility arrangements and derivative contracts and (vi) underwriters in debt security issuances. While some of these guarantees and indemnifications extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees and indemnifications, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees and indemnifications as the triggering events are not subject to predictability. With respect to certain of the aforementioned guarantees and indemnifications, such as indemnifications of landlords against third-party claims for the use of real estate property leased by the Company, the Company maintains insurance coverage that mitigates any potential payments to be made.

Other Guarantees/Indemnifications

In the normal course of business, the Company’s vacation ownership business provides guarantees to certain owners’ associations for funds required to operate and maintain vacation ownership properties in excess of assessments collected from owners of the vacation ownership interests. The Company may be required to fund such excess as a result of unsold Company-owned vacation ownership interests or failure by owners to pay such assessments. These guarantees extend for the duration of the underlying subsidy agreements (which generally approximate one year and are renewable on an annual basis) or until a stipulated percentage (typically 80% or higher) of related vacation ownership interests are sold. The maximum potential future payments that the Company could be required to make under these guarantees was approximately $175 million as of December 31, 2005. The Company would only be required to pay this maximum amount if none of the owners assessed paid their assessments. Any assessments collected from the owners of the vacation ownership interests would reduce the maximum potential amount of future payments to be made by the Company. Additionally, should the Company be required to fund the deficit through the payment of any owners’ assessments under these guarantees, the Company would be permitted access to the property for its own use and may use that property to engage in revenue-producing activities, such as marketing or rental. Historically, the Company has not been required to make material payments under these guarantees, as the fees collected from owners of vacation ownership interests have been sufficient to support the operation and maintenance of the vacation ownership properties. As of December 31, 2005, the liability recorded by the Company in connection with these guarantees was $11 million.

14.	Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

	Currency Translation Adjustments	Unrealized Gains on Cash Flow Hedges, Net	Accumulated Other Comprehensive Income/(Loss)
Balance, January 1, 2003, net of tax of $(1)	$96	$—	$96
Current period change	84	—	84

Balance, December 31, 2003, net of tax of $5	180	—	180
Current period change	33	1	34

Balance, December 31, 2004, net of tax of $39	213	1	214
Current period change	(106)	—	(106)

Balance, December 31, 2005, net of tax of $58	$107	$1	$108

15.	Stock-Based Compensation

As of December 31, 2005, all equity awards (stock options and restricted stock units (“RSUs”)) held by Company employees were granted by Cendant in Cendant common stock. At the time of separation, Cendant anticipates equitably adjusting a portion of its outstanding equity awards and, as a result, the Company expects to grant one equity award in Wyndham Worldwide common stock for every five equity awards outstanding in Cendant common stock.

CENDANT STOCK-BASED COMPENSATION PLANS

Stock Options

Stock options granted by Cendant to its employees generally have a ten-year term, and those granted prior to 2004 vest ratably over periods ranging from two to five years. In 2004, Cendant adopted performance and time vesting criteria for stock option grants. The predetermined performance criteria determine the number of options that will ultimately vest and are based on the growth of Cendant’s earnings and cash flows over the vesting period of the respective award. The number of options that will ultimately vest may range from 0% to 200% of the base award. Vesting occurs over a four-year period, but cannot exceed 25% of the base award in each of the three years following the grant date. Cendant’s policy is to grant options with exercise prices at then-current fair market value.

The annual activity of Cendant’s common stock option plans for Cendant employees consisted of (in millions, except per share amounts):

	2005		2004		2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance at beginning of year	151	$17.83	188	$17.21	237	$16.23
Granted at fair market value(a)	1	20.38	1	23.12	1	13.40
Granted in connection with acquisitions	—	—	2	15.60	1	15.02
Granted in connection with PHH spin-off(b)	6	*	—	—	—	—
Exercised	(24)	11.35	(38)	14.61	(40)	10.77
Forfeited	(5)	20.23	(2)	19.33	(11)	19.45

Balance at end of year	129	$18.09	151	$17.83	188	$17.21

(*)	Not meaningful.
(a)	In 2005 and 2004, the stated value reflects the maximum number of options assuming achievement of all performance and time vesting criteria.
(b)	As a result of the January 2005 distribution of PHH Corporation by Cendant, the closing price of Cendant common stock was adjusted downward by $1.10 on January 31, 2005. Additionally, Cendant granted incremental options to achieve a balance of 1.04249 options outstanding subsequent to the spin-off for each option outstanding prior to the spin-off. The exercise price of each option was also adjusted downward by a proportionate value.

The table below summarizes information regarding Cendant’s outstanding and exercisable stock options as of December 31, 2005:

	Outstanding Options				Exercisable Options
Range of Exercise Prices	Number of Options		Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.01 to $10.00	26		3.5	$9.15	26	$9.15
$10.01 to $20.00	64		3.8	17.10	63	17.15
$20.01 to $30.00	25		3.1	22.95	24	23.08
$30.01 to $40.00	14		1.9	30.93	13	30.93

	129	(*)	3.4	$18.09	126	$18.10

(*)	As of December 31, 2005, approximately 15 million of the total options outstanding in Cendant common stock related to options granted to employees of the Company.

As discussed above, a portion of the total outstanding options granted by Cendant as of the date of the separation will be equitably adjusted, including options that were granted to Company employees as well as options that were granted to other Cendant employees who are not employed by the Company. Based upon the current anticipated distribution ratio of five to one, as of December 31, 2005, the Company would have expected to issue approximately 26 million options at the date of separation in connection with Cendant’s equitable adjustment.

The weighted-average grant-date fair value of Cendant common stock options granted in the normal course of business during 2005, 2004 and 2003 was $5.89, $6.90 and $5.19, respectively. The weighted-average grant-date fair value of Cendant common stock options granted in connection with acquisitions made during 2004 and 2003 was $9.49 and $3.89, respectively. No options were granted in connection with acquisitions made in 2005. The fair values of these stock options are estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for Cendant common stock options granted in 2005, 2004 and 2003:

	2005	2004	2003
Dividend yield	1.7%	1.5%	—
Expected volatility	30.0%	30.0%	49.0%
Risk-free interest rate	3.8%	4.0%	2.4%
Expected holding period (years)	5.5	5.5	3.6

Restricted Stock Units

RSUs granted by Cendant entitle the employee to receive one share of Cendant common stock upon vesting. RSUs granted in 2003 vest ratably over a four-year term. Subsequently, Cendant adopted performance and time vesting criteria for RSU grants. The predetermined performance criteria determine the number of RSUs that will ultimately vest and are based on the growth of Cendant’s earnings and cash flows over the vesting period of the respective award. The number of RSUs that will ultimately vest may range from 0% to 200% of the base award. Vesting occurs over a four year period, but cannot exceed 25% of the base award in each of the three years following the grant date. The annual activity related to Cendant’s RSU plan for Cendant employees consisted of (in millions, except per share amounts):

	2005		2004		2003
	Number of RSUs	Weighted Average Grant Price	Number of RSUs	Weighted Average Grant Price	Number of RSUs	Weighted Average Grant Price
Balance at beginning of year	16	$20.85	6	$13.98	—	$—
Granted at fair market value(a)	14	20.19	13	23.16	6	13.98
Granted in connection with PHH spin-off(b)	1	*	—	—	—	—
Vested	(3)	19.48	(2)	13.97	—	—
Canceled	(5)	20.90	(1)	17.02	—	—

Balance at end of year	23 (c)	$20.65	16	$20.85	6	$13.98

(*)	Not meaningful.
(a)	In 2005 and 2004, reflects the maximum number of RSUs assuming achievement of all performance and time vesting criteria.
(b)	As a result of the January 2005 spin-off of PHH Corporation by Cendant, the closing price of Cendant common stock was adjusted downward by $1.10 on January 31, 2005. In order to provide an equitable adjustment to holders of its RSUs, Cendant granted incremental RSUs to achieve a balance of 1.0477 RSUs outstanding subsequent to the spin-off for each RSU outstanding prior to the spin-off.
(c)	As of December 31, 2005, approximately 7 million of the total RSUs outstanding are related to RSUs granted to employees of the Company.

As discussed above, the total outstanding RSUs granted by Cendant as of the date of the separation will be equitably adjusted, including RSUs that were granted to Company employees as well as RSUs that were granted to other Cendant employees who are not employed by the Company. Based upon the current anticipated distribution ratio, as of December 31, 2005, the Company would have expected to issue approximately three million RSUs at the date of separation in connection with Cendant’s equitable adjustment.

STOCK-BASED COMPENSATION EXPENSE ALLOCATED TO THE COMPANY

During 2005, 2004 and 2003, Cendant allocated pre-tax stock-based compensation expense of $16 million, $13 million and $4 million, respectively, to the Company. Such compensation expense relates only to the options and RSUs that were granted by Cendant to the Company’s employees subsequent to January 1, 2003. The allocation was based on the estimated number of options and RSUs Cendant believed it would ultimately provide and the underlying vesting period of the award. As Cendant measured its stock-based compensation expense using the intrinsic value method during the periods prior to January 1, 2003, Cendant did not recognize compensation expense upon the issuance of equity awards to its employees. Therefore, the Company was not allocated compensation expense for options that were granted by Cendant to the Company’s employees prior to January 1, 2003 (there were no RSUs granted prior to January 1, 2003). See Note 2—Summary of Significant Accounting Policies for more information regarding Cendant’s accounting policy for stock-based compensation.

Presented below is the effect on net income for 2004 and 2003 had compensation expense been recognized by Cendant and allocated to the Company for options that were granted prior to January 1, 2003:

	Year Ended December 31,
	2004	2003
Reported net income	$349	$299
Add back: Stock-based employee compensation expense included in reported net income, net of tax	8	2
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(8)	(12)

Pro forma net income	$349	$289

As of January 1, 2005, there were no outstanding awards for which stock-based compensation expense is not reflected within reported net income; accordingly, pro forma information is not presented subsequent to December 31, 2004.

16.	Employee Benefit Plans

Cendant sponsors a domestic defined contribution savings plan that provides certain eligible employees of the Company an opportunity to accumulate funds for retirement. The Company matches the contributions of participating employees on the basis specified by the plan. In addition, Cendant and the Company sponsor several foreign employee benefit plans, which were acquired with certain businesses within vacation exchange and rental, which provide eligible employees within the vacation exchange and rental business an opportunity to accumulate funds for retirement. The Company’s cost for these plans was $16 million, $15 million and $12 million during 2005, 2004 and 2003, respectively.

17.	Financial Instruments

RISK MANAGEMENT

Following is a description of the Company’s risk management policies:

Foreign Currency Risk

The Company uses foreign currency forward contracts to manage its exposure to changes in foreign currency exchange rates associated with its foreign currency denominated receivables, forecasted earnings of foreign subsidiaries and forecasted foreign currency denominated vendor costs. The Company primarily hedges its foreign currency exposure to the British pound, Euro and Canadian dollar. The majority of forward contracts utilized by the Company does not qualify for hedge accounting treatment under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The fluctuations in the value of these forward contracts do, however, largely offset the impact of changes in the value of the underlying risk that they are intended to economically hedge. Forward contracts that are used to hedge certain forecasted disbursements and receipts up to 18 months are designated and do qualify as cash flow hedges. The amount of gains or losses reclassified from other comprehensive income to earnings resulting from ineffectiveness or from excluding a component of the forward contracts’ gain or loss from the effectiveness calculation for cash flow hedges during 2005, 2004 and 2003 was not material. The impact of these forward contracts was not material to the Company’s results of operations or financial position, nor is the amount of gains or losses the Company expects to reclassify from other comprehensive income to earnings over the next 12 months.

Interest Rate Risk

The debt used to finance much of the Company’s operations is also exposed to interest rate fluctuations. The Company uses various hedging strategies and derivative financial instruments to create a desired mix of fixed and floating rate assets and liabilities. Derivative instruments currently used in these hedging strategies include swaps and interest rate caps.

The derivatives used to manage the risk associated with the Company’s floating rate debt include freestanding derivatives and derivatives designated as cash flow hedges. In connection with its qualifying cash flow hedges, the Company recorded net pre-tax gains of $5 million and $2 million during 2005 and 2004, respectively, to other comprehensive income. Such amounts were insignificant in 2003. The pre-tax amount of gains reclassified from other comprehensive income to earnings resulting from ineffectiveness or from excluding a component of the derivatives’ gain or loss from the effectiveness calculation for cash flow hedges was $5 million during 2005. Such gains or losses were insignificant in 2004 and 2003. The amount of losses the Company expects to reclassify from other comprehensive income to earnings during the next 12 months is not material. These freestanding derivatives had a nominal impact on the Company’s results of operations in 2005, 2004 and 2003.

Credit Risk and Exposure

The Company is exposed to counterparty credit risk in the event of nonperformance by counterparties to various agreements and sales transactions. The Company manages such risk by evaluating the financial position and creditworthiness of such counterparties and by requiring collateral in instances in which financing is provided. The Company mitigates counterparty credit risk associated with its derivative contracts by monitoring the amounts at risk with each counterparty to such contracts, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing its risk among multiple counterparties.

As of December 31, 2005, there were no significant concentrations of credit risk with any individual counterparty or groups of counterparties. However, approximately 24% of the Company’s outstanding vacation ownership contract receivables portfolio relates to customers who reside in California. With the exception of the financing provided to customers of its vacation ownership businesses, the Company does not normally require collateral or other security to support credit sales.

Market Risk

The Company is subject to risks relating to the geographic concentrations of (i) areas in which the Company is currently developing and selling vacation ownership properties, (ii) sales offices in certain vacation areas and (iii) customers of the Company’s vacation ownership business; which in each case, may result in the Company’s results of operations being more sensitive to local and regional economic conditions and other factors, including competition, natural disasters and economic downturns, than the Company’s results of operations would be absent such geographic concentrations. Local and regional economic conditions and other factors may differ materially from prevailing conditions in other parts of the world. Florida, Nevada and California are examples of areas with concentrations of sales offices. For the twelve months ended December 31, 2005, approximately 14%, 14% and 12% of the Company’s VOI sales revenue was generated in sales offices located in Florida, Nevada and California, respectively.

Approximately 10%, 11% and 10% of net revenue included within the Company’s Combined Statements of Income was generated from transactions in the state of Florida in 2005, 2004 and 2003, respectively.

FAIR VALUE

The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques, as appropriate. The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, accounts payable and accrued expenses and other current liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amounts and estimated fair values of all other financial instruments as of December 31, are as follows:

	2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets
Vacation ownership contract receivables, net	$2,074	$2,074	$1,774	$1,774
Debt
Total debt	2,042	2,036	1,768	1,755
Derivatives(*)
Foreign exchange forwards	1	1	2	2
Interest rate swaps and caps	4	4	—	—

(*)	Derivative instruments in gain positions.

18.	Segment Information

The reportable segments presented below represent the Company’s operating segments for which separate financial information is available and which are utilized on a regular basis by its chief operating decision maker to assess performance and to allocate resources. In identifying its reportable segments, the Company also considers the nature of services provided by its operating segments. Management evaluates the operating results of each of its reportable segments based upon revenue and “EBITDA,” which is defined as net income before depreciation and amortization, interest (excluding interest on securitized vacation ownership debt), income taxes and minority interest, each of which is presented on the Company’s Combined Statements of Income. The Company’s presentation of EBITDA may not be comparable to similarly-titled measures used by other companies.

YEAR ENDED DECEMBER 31, 2005

	Lodging	Vacation Exchange and Rental	Vacation Ownership	Corporate and Other(b)	Total
Net revenues(a)	$533	$1,068	$1,874	$(4)	$3,471
EBITDA	197	284	283	(13)	751
Depreciation and amortization	27	72	31	1	131
Segment assets	1,797	2,365	5,026	(21)	9,167
Capital expenditures	19	58	56	1	134

YEAR ENDED DECEMBER 31, 2004

	Lodging	Vacation Exchange and Rental	Vacation Ownership	Corporate and Other(b)	Total
Net revenues(a)	$443	$921	$1,661	$(11)	$3,014
EBITDA	189	286	265	(21)	719
Depreciation and amortization	26	63	30	—	119
Segment assets	1,528	2,378	4,307	130	8,343
Capital expenditures	15	47	49	5	116

YEAR ENDED DECEMBER 31, 2003

	Lodging	Vacation Exchange and Rental	Vacation Ownership	Corporate and Other(b)	Total
Net revenues(a)	$410	$726	$1,526	$(10)	$2,652
EBITDA	153	220	251	(22)	602
Depreciation and amortization	26	51	30	—	107
Capital expenditures	13	33	56	—	102

(a)	Transactions between segments are recorded at fair value and eliminated in consolidation. Inter-segment net revenues were not significant to the net revenues of any one segment.
(b)	Includes the elimination of transactions between segments.

Provided below is a reconciliation of EBITDA to income before income taxes and minority interest.

	Year Ended December 31,
	2005	2004	2003
EBITDA	$751	$719	$602
Depreciation and amortization	131	119	107
Interest expense (income), net	(6)	13	(5)

Income before income taxes and minority interest	$626	$587	$500

The geographic segment information provided below is classified based on the geographic location of the Company’s subsidiaries.

	United States	United Kingdom	All Other Countries	Total
2005
Net revenues	$2,714	$211	$546	$3,471
Total assets	7,413	1,103	651	9,167
Net property and equipment	322	50	346	718

2004
Net revenues	$2,385	$174	$455	$3,014
Total assets	6,356	1,237	750	8,343
Net property and equipment	285	61	389	735

2003
Net revenues	$2,208	$155	$289	$2,652

19.	Related Party Transactions

DIVIDENDS TO CENDANT AND OTHER CAPITAL TRANSACTIONS

During 2005, the Company made cash dividend payments of $59 million to Cendant, which was recorded as a reduction of invested equity on the Company’s Combined Balance Sheet. In connection with dispositions of various entities by Cendant during 2005, the Company eliminated all intercompany balances due to such entities. Accordingly, the Company recorded a non-cash increase of $88 million to invested equity on its Combined Balance Sheet during 2005. Also, during 2004 and 2003, the Company received capital contributions of $13 million and $40 million, respectively, from Cendant.

DUE FROM CENDANT, NET

The following table summarizes related party transactions occurring between the Company and Cendant:

	2005	2004	2003
Due from Cendant, beginning balance	$661	$577	$174

Corporate-related functions	(88)	(79)	(77)
Income taxes, net	63	(181)	(79)
Net interest earned on amounts due from and to Cendant	30	16	8
Advances to Cendant, net	459	328	551

	464	84	403

Due from Cendant, ending balance	$1,125	$661	$577

Corporate-Related Functions

The Company is allocated general corporate overhead expenses from Cendant for corporate-related functions based on a percentage of the Company’s forecasted revenues. General corporate overhead expense allocations include executive management, tax, accounting, financial systems management, legal, treasury and cash management, certain employee benefits and real estate usage for common space. During 2005, 2004 and 2003, the Company was allocated $36 million, $30 million and $29 million, respectively, of general corporate expenses from Cendant, which are included within the general and administrative expenses line item on the Combined Statements of Income.

Cendant also incurs certain expenses on behalf of the Company. These expenses, which directly benefit the Company, are allocated to the Company based upon the Company’s actual utilization of the services. Direct allocations include costs associated with insurance, information technology, revenue franchise audit, telecommunications and real estate usage for Company-specific space. During 2005, 2004 and 2003, the Company was allocated $52 million, $49 million and $48 million, respectively, of expenses directly benefiting the Company, which are included within the general and administrative and operating expense line items on the Combined Statements of Income.

The Company believes the assumptions and methodologies underlying the allocations of general corporate overhead and direct expenses from Cendant are reasonable. However, such expenses are not indicative of, nor is it practical or meaningful for the Company to estimate for all historical periods presented, the actual level of expenses that would have been incurred had the Company been operating as a separate, stand-alone public company.

Related Party Agreements

The Company conducts the following business activities, among others, with Cendant’s other business units or newly separated companies, as applicable: (i) provision of access to hotel accommodation and vacation exchange and rental inventory to be distributed through Travelport; (ii) utilization of employee relocation services, including relocation policy management, household goods moving services and departure and destination real estate related services; (iii) utilization of commercial real estate brokerage services, such as transaction management, acquisition and disposition services, broker price opinions, renewal due diligence and portfolio review; (iv) utilization of corporate travel management services of Travelport; and (v) designation of Cendant’s car rental brands, Avis and Budget, as the exclusive primary and secondary suppliers, respectively, of car rental services for the Company’s employees. The majority of the related party agreement transactions were settled in cash.

Income Taxes, net

As discussed in Note 2—Summary of Significant Accounting Policies, the Company is included in the consolidated federal and state income tax returns of Cendant. The net income tax payable to Cendant approximated $703 million and $766 million as of December 31, 2005 and 2004, respectively, and is recorded as a component of the due from Cendant, net line item on the Combined Balance Sheets.

Net Interest Earned on Amounts Due from and to Cendant and Advances to Cendant, net

Also in the ordinary course of business, Cendant sweeps cash from the Company’s bank accounts and the Company maintains certain balances due to or from Cendant. Inclusive of unpaid corporate allocations, the Company had net amounts due from Cendant, exclusive of income taxes, totaling $1,828 million and $1,427 million as of December 31, 2005 and 2004, respectively. Certain of the advances between the Company and Cendant are interest-bearing. In connection with the interest-bearing balances, the Company recorded net interest income of $30 million, $16 million and $8 million during 2005, 2004 and 2003, respectively.

20.	Selected Quarterly Financial Data—(unaudited)

Provided below is selected unaudited quarterly financial data for 2005 and 2004.

	2005
	First	Second	Third	Fourth
	(As Restated)(c)			(As Restated)(c)
Net revenues
Lodging	$112	$129	$148	$144
Vacation Exchange and Rental	287	263	283	235
Vacation Ownership	400	473	520	481
Corporate and Other(a)	(4)	2	(3)	1

	$795	$867	$948	$861

EBITDA
Lodging	$40	$47	$65	$45
Vacation Exchange and Rental	86	58	94	46
Vacation Ownership	40	76	79	88
Corporate and Other(a)	(7)	1	(6)	(1)

	159	182	232	178
Less: Depreciation and amortization	32	33	33	33
Interest expense (income), net	2	1	(2)	(7)

Income before income taxes and minority interest	125	148	201	152
Provision for income taxes	(5)	59	80	61

Net income(b)	$130	$89	$121	$91

	2004
	First	Second	Third	Fourth
Net revenues
Lodging	$93	$116	$132	$102
Vacation Exchange and Rental	240	216	247	218
Vacation Ownership	377	410	454	420
Corporate and Other(a)	(3)	(3)	(3)	(2)

	$707	$739	$830	$738

EBITDA
Lodging	$33	$59	$59	$38
Vacation Exchange and Rental	91	66	81	48
Vacation Ownership	43	63	81	78
Corporate and Other(a)	(6)	(4)	(4)	(7)

	161	184	217	157
Less: Depreciation and amortization	26	29	31	33
Interest expense (income), net	(2)	8	5	2

Income before income taxes and minority interest	137	147	181	122
Provision for income taxes	55	59	72	48
Minority interest, net of tax	3	—	—	1

Net income	$79	$88	$109	$73

(a)	Includes the elimination of transactions between segments.
(b)	Net income for the fourth quarter includes costs incurred to combine the operations of the Company’s vacation exchange and rental business of $14 million.
(c)	See Note 22 to the combined financial statements.

21.	Subsequent Events

Separation from Cendant

On October 23, 2005, Cendant’s Board of Directors preliminarily approved a plan to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s Hospitality Services (including Timeshare Resorts), Real Estate Services, Travel Distribution Services and Vehicle Rental businesses. In connection with the Company’s separation, the Company expects to borrow approximately $1,360 million of debt, which is not reflected within the Combined Financial Statements. The amount of debt to be issued was based on future estimates of the Company’s ability to service such debt relative to Realogy and Travelport. Cendant’s corporate debt does not specifically relate to the Company’s operations or prior acquisitions. All of the proceeds received in connection with the Company’s planned borrowings (approximately $1,360 million) will be transferred to Cendant solely to repay a portion of Cendant’s corporate debt (including its asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses).

Additionally, pursuant to the Separation and Distribution Agreement, subject to certain exceptions contained in the Tax Sharing Agreement, upon distribution of the Company’s common stock to Cendant stockholders, the Company is expected to be allocated 30% of certain Cendant corporate assets and assume and be responsible for 30% of certain Cendant contingent and other corporate liabilities, including those relating to unresolved tax and legal matters (none of which are reflected within the Combined Financial Statements). Realogy Corporation and Travelport Inc., both of which also are expected to be distributed to Cendant’s stockholders as part of the separation plan, are expected to assume and be responsible for 50% and 20%, respectively, of these assets and liabilities. Similar to the determination of debt to be issued, the amount of liabilities to be assumed was determined based on the Company’s ability to satisfy those liabilities which was generally based on certain earnings contributions of the Company and Real Estate Services and Travel Distribution Services businesses in

2005. The actual amount that the Company may be required to pay under these arrangements could vary depending upon the outcome of any unresolved matters, which may not be resolved for several years, and if any of the other parties responsible for such liabilities were to default in its payment of costs or expenses related to any such liability.

Certain lawsuits are currently outstanding against Cendant, some of which relate to accounting irregularities arising from some of the CUC International, Inc. (“CUC”) business units acquired when HFS Incorporated merged with CUC to form Cendant. While Cendant has settled many of the principal lawsuits relating to the accounting irregularities, these settlements do not encompass all litigation associated with it. Cendant and the Company do not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. An adverse outcome from such unresolved proceedings or other proceedings for which the Company has assumed liability under the separation agreements could be material to the Company’s earnings or cash flows in any given reporting period.

Potential Sale of Travelport

On April 24, 2006, Cendant announced a modification to its previously announced separation plan. In addition to pursuing its original plan to distribute the shares of common stock of Travelport, the Cendant subsidiary that will hold the assets and liabilities associated with Cendant’s Travel Distribution Services businesses, to Cendant stockholders, Cendant was also exploring the possible sale of Travelport.

Definitive Agreement to Sell Travelport (Unaudited)

On June 30, 2006, Cendant entered into a definitive agreement to sell Travelport for $4,300 million in cash. The sale is expected to be completed in August 2006. If the sale of Travelport is completed, the net cash proceeds from the sale would be utilized in part to reduce the indebtedness anticipated to be incurred by the Company in connection with the separation and utilized to satisfy certain outstanding Cendant corporate indebtedness. The amount and timing of such reduction would depend, in large part, on the timing of the completion of the sale of Travelport and on the ultimate amount of proceeds received by the Company in such a sale.

In addition, if a sale of Travelport is completed, the Company expects that such sale would change the Company’s expected allocation of Cendant’s contingent and other corporate liabilities and contingent and other corporate assets attributable to periods prior to the completion of the plan of separation from 30% to 37.5%. There can be no assurance that a sale of Travelport will be completed or as to the terms of any such sale. If a sale is not completed, Cendant expects to pursue its original plan to distribute the shares of common stock of Travelport to Cendant stockholders. Upon a sale of Travelport, certain Cendant assets and liabilities may be allocated only to the Company and Realogy. Although the Company does not currently expect the terms of any commercial arrangements, including any short-term transition arrangements, to be affected by a potential sale of Travelport, there can be no assurance that this will be the case.

Acquisition of Baymont Inn & Suites

On April 7, 2006, the Company completed the previously announced acquisition of the Baymont Inn & Suites brand and system of 115 independently owned franchised properties for approximately $60 million in cash. In addition, in April 2006, following the closing of the acquisition, the Company announced its intent to consolidate the AmeriHost-branded properties with its newly acquired Baymont-branded properties to create a more significant midscale brand.

22.	Restatement of Combined Statement of Income, Balance Sheets, Invested Equity and Statements of Cash Flows

The Company has restated the presentation in its Combined Statements of Cash Flows to reflect income taxes payable to Cendant as effectively cash settled by the Company within operating cash flows with an equal offsetting adjustment to investing cash flows. The reclassification has been made to reflect the change in amounts due from Cendant on a net basis in investing activities in the combined statement of cash flows for all periods presented. The Company also restated the annual combined statement of income, balance sheets and invested equity. Such restatement corrected (i) the effect of entries recorded in reverse in 2005 and (ii) the goodwill balance for adjustments relating to previous acquisitions. These errors were limited to the Company’s vacation exchange and rental business.

The effects of these adjustments to the Combined Statements of Income, Balance Sheets, Invested Equity and Cash Flows included in the Company’s previously issued Combined Financial Statements for the years ended December 31, are as follows:

	2005		2004		2003
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Statement of Income
Net revenues	$3,470	$3,471
Marketing and reservation expenses	632	628
Operating income	615	620
Net income	428	431

Balance Sheets
Total current assets	$2,569	$2,568	$2,075	$2,071
Goodwill	2,641	2,645	2,629	2,633
Total assets	9,164	9,167
Total invested equity	5,030	5,033
Total liabilities and invested equity	9,164	9,167

Statement of Invested Equity
Net income	$428	$431
Total comprehensive income	322	325
Total invested equity	5,030	5,033

Statements of Cash Flows
Net income	$428	$431
Income taxes payable to Cendant	(68)	—	$180	—	$35	—
Net cash provided by operating activities	421	488	322	$142	445	$410
Net intercompany funding to parent	(331)	(398)	(224)	(44)	(471)	(436)
Net cash used in investing activities	(625)	(692)	(503)	(323)	(624)	(589)

Annex A

OPINION OF EVERCORE GROUP L.L.C.

EVERCORE GROUP L.L.C.

June 26, 2006

Board of Directors

Cendant Corporation

9 West 57th Street

New York, NY 10019

Members of the Board of Directors:

We understand that the Board of Directors of Cendant Corporation (the “Company”) has preliminarily approved a plan to separate (the “Separation Plan”) the Company into four independent, publicly traded companies through distributions to the holders of the common stock, par value $0.01 per share (the “Company Common Stock”), of the Company, of all of the shares of common stock of three subsidiaries of the Company that hold or will hold all of the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of the businesses other than the Company’s vehicle rental business, which will remain with the Company after such distributions. We understand that the Separation Plan has been modified such that the Company is exploring the sale of its travel distribution services business to a third party (a “Travelport Sale”) in lieu of its distribution. Accordingly, we understand that the Company is considering distributing (the “Distribution”) to the holders of Company Common Stock all of the shares of common stock, par value $0.01 per share (the “Distributed Stock”), of Wyndham Worldwide Corporation (the “Distributed Company”).

You have asked us whether, in our opinion as of the date hereof, the proposed Distribution is fair, from a financial point of view, to the holders of Company Common Stock.

In connection with rendering our opinion, we have, among other things:

(i)	Reviewed certain publicly available business and financial information relating to the Company and the Distributed Company that we deemed to be relevant;

(ii)	Reviewed certain internal financial statements and other non-public financial and operating data relating to the Company and the Distributed Company that were prepared and furnished to us by the management of the Company;

(iii)	Reviewed certain financial projections relating to the Company and the Distributed Company that were provided by and approved for use in connection with this opinion by the management of the Company;

(iv)	Discussed the past and current operations, financial projections and current financial condition of the Company and Distributed Company with the management of the Company;

(v)	Compared certain financial information for the Company and the Distributed Company with similar information for other relevant companies the securities of which are publicly traded;

(vi)	Reviewed the financial terms of certain publicly available transactions that we deemed comparable to the Distribution;

(vii)	Reviewed the historical market prices and trading activity for the shares of Company Common Stock;

EVERCORE GROUP L.L.C.     55 EAST 52ND STREET     NEW YORK, NY 10055     TEL: 212.857.3100     FAX: 212.857.3101

Board of Directors

Cendant Corporation

June 26, 2006

(viii)	Reviewed the contemplated allocation of indebtedness and other liabilities to the Company and the Distributed Company following the Distribution (including the potential allocation of proceeds arising from a Travelport Sale);

(ix)	Reviewed a draft of the Form 10 registration statement filed by the Distributed Company in connection with the Distribution in substantially final form and assumed that its final form will not vary in any respect material to our analysis; and

(x)	Performed other examinations and analyses and considered other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without assuming any responsibility for independent verification of, the accuracy and completeness of the information publicly available, and the information supplied or otherwise made available to, discussed with, or reviewed by us. For purposes of rendering this opinion, members of the management of the Company have provided us certain financial projections relating to the Company and the Distributed Company. With respect to the financial projections (including the Company’s outlook with respect to the long-term growth prospects of its businesses), we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of the Company and the Distributed Company. Additionally, we have relied upon the assessments of the Company’s management with respect to the business, operational and strategic risks, incremental costs and incremental cost savings arising from the Distribution.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company or any of its subsidiaries, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company or any of its subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have assumed that the Distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code and, accordingly, that, for U.S. federal income tax purposes: (x) no income, gain or loss will be recognized by holders of Company Common Stock as a result of the receipt of Distributed Stock pursuant to the Distribution, except with respect to any cash received in lieu of fractional shares of Distributed Stock and (y) no gain or loss will be recognized by the Company or the Distributed Company upon the distribution of Distributed Stock and no amount will be includible in the income of the Distributed Company or the Company as a result of the Distribution and certain related transactions other than taxes arising out of internal restructuring transactions undertaken in connection with the Separation Plan and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by the Company under Treasury regulations relating to consolidated federal income tax returns which have been assumed to be not in excess of the aggregate amounts estimated by the management of the Company and provided to us in connection with our analysis. We have assumed that all necessary governmental and regulatory and other approvals or consents (contractual or otherwise) for the Distribution have been or will be timely obtained or made and that no restrictions will be imposed or costs incurred (other than costs in the amounts estimated by management of the Company and provided to us in connection with our analysis) that will have an adverse effect on the Company, its subsidiaries or the Distributed Company following the Distribution. We have further assumed that the Distribution will comply with all applicable U.S. federal and state laws and foreign laws, including, without limitation, laws relating to the payment of dividends, bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent

Board of Directors

Cendant Corporation

June 26, 2006

transfer or other similar laws affecting the rights of creditors. We are not a legal, regulatory, accounting or tax expert and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We were not authorized to solicit and did not solicit, any proposals from any third parties for the acquisition of the Company or the Distributed Company nor have we made any determination as to whether any such proposals could be obtained if solicited. Other than the alternative of preserving the status quo, we did not consider and therefore this opinion does not address the merits of the Distribution as compared to other business strategies that might be available to the Company nor does it address the underlying business decision of the Company to proceed with the Distribution.

We are not expressing any opinion herein as to the prices at which the shares of Company Common Stock or the shares of Distributed Stock will trade following the consummation of the Distribution. The actual values of and prices at which the shares of Company Common Stock and the shares of Distributed Stock will trade following the Distribution will depend on a variety of factors including, without limitation, prevailing interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the prices of securities. This letter does not address whether the aggregate market value of the outstanding shares of Company Common Stock and the outstanding shares of Distributed Stock following the Distribution will exceed the aggregate market value of the outstanding shares of Company Common Stock at any time prior to the Distribution or the aggregate market value of the outstanding shares of Company Common Stock in the absence of the Distribution. The shares of Company Common Stock and shares of Distributed Stock may, after the Distribution, initially trade at prices below those at which they would trade on a fully distributed basis.

We have acted as financial advisor to the Company in connection with the Distribution and will receive fees for our services, the principal portion of which is contingent upon consummation of the Distribution. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us for certain liabilities arising out of our engagement. Evercore has also been engaged by the Company as an adviser in connection with other parts of the Separation Plan and the potential Travelport Sale.

It is understood that this letter and the opinion expressed herein is for the information of the Company’s Board of Directors in connection with its consideration of the Distribution and does not constitute a recommendation to any Company stockholder as to how such holder should respond to the Distribution, including whether such stockholder should buy, sell or continue to hold Company Common Stock or, following the Distribution, Distributed Stock. This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except that this opinion may be included in its entirety, if required, in any filing made by the Company or the Distributed Company in respect of the Distribution with the Securities and Exchange Commission, provided that this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analyses in such filing is in a form acceptable to us and our counsel.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Distribution is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ EDUARDO G. MESTRE

Annex B

OPINION OF DUFF & PHELPS, LLC

June 26, 2006

Board of Directors

Cendant Corporation

9 W. 57th Street

New York, NY 10019

Dear Directors:

You have retained Duff & Phelps, LLC (“Duff & Phelps”) to provide an opinion (the “Opinion”) as to the solvency and adequacy of capitalization of each of Cendant Corporation (“Cendant”), Realogy Corporation (“Realogy”), and Wyndham Worldwide Corporation (“Wyndham”) after giving effect to Cendant’s distributions of Realogy common stock and Wyndham common stock to Cendant stockholders (the “Distribution”). You have requested us to determine as of June 26, 2006, whether, as of the date of the Distribution and after giving effect to the Distribution (certain terms used herein are defined in Appendix A to this letter and, for the purposes of this letter, shall only have the meanings set forth in Appendix A):

1)	The “fair saleable value” of the assets of each of Cendant, Realogy, and Wyndham, as applicable, exceeds the sum of its respective liabilities, including all contingent and other liabilities;

2)	The “present fair saleable value” of the assets of each of Cendant, Realogy, and Wyndham, as applicable, exceeds the amount that will be required to pay its respective probable liabilities, including all contingent and other liabilities, on its respective existing debts as such debts become absolute and matured;

3)	Each of Cendant, Realogy, and Wyndham, as applicable, will not have an unreasonably small amount of capital for the respective businesses in which it is engaged or is proposed to be engaged following the Distribution, based on discussions with management of Cendant, Realogy, and Wyndham as applicable;

4)	Each of Cendant, Realogy, and Wyndham, as applicable, will be able to pay its respective liabilities, including all “contingent and other liabilities”, as they become absolute and matured;

5)	The fair saleable value of Cendant’s assets exceeds the value of its liabilities, including all contingent and other liabilities, by an amount that is greater than its stated capital amount (pursuant to Section 154 of the Delaware General Corporation Law); and

6)	The sum of the assets of each of Cendant, Realogy, and Wyndham, as applicable, at fair valuation is greater than all its respective debts at fair valuation.

Board of Directors

Cendant Corporation

June 26, 2006

Scope of Analysis

Our due diligence, procedures, and financial analysis with respect to the preparation of our Opinion included, but was not limited to, the items summarized below.

1.	Discussed with senior management of Cendant the history, current operations, future outlook, and “contingent and other liabilities” of each of Cendant, Realogy, and Wyndham following the Distribution;

2.	Reviewed Cendant’s Form 10-Ks filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2002 through 2005 which included audited financial statements; Cendant’s Form 10-Q for the quarter ended March 31, 2006 which included unaudited financial statements; and Form 10s (and Amendments thereto) for Realogy and Wyndham;

3.	Reviewed the terms of the Separation and Distribution Agreement and other internal documents provided to us by management of Cendant, Realogy, and Wyndham, including financial projections for Cendant, Realogy, and Wyndham; identified contingent liabilities and contingent assets; the Travelport Confidential Offering Memorandum; the Realogy Confidential Information Memorandum (and the Supplement No. 1 thereto) relating to the $1.5 billion senior credit facilities; financial statements for Avis Budget Car Rental, LLC for the three months ended March 31, 2006; and presentations delivered to the Cendant Board by certain of Cendant’s other financial advisors;

4.	Reviewed certain other relevant, publicly available information, including economic, investment information, and trends with respect to the real estate services industry, the hospitality industry, the travel industry, and the vehicle rental industry;

5.	Developed our own financial projections for each of Cendant, Realogy, and Wyndham, including cash flow forecasts based on management’s projections for each of Cendant, Realogy, and Wyndham, statements by management as to their plans and intentions, our investigation and understanding of the businesses, and such other information as we deemed appropriate;

6.	Performed sensitivity analyses for each of Cendant, Realogy, and Wyndham using financial assumptions that represent reasonable downside scenarios versus the base case financial assumptions that we analyzed;

7.	Analyzed financial, market and transaction information on public companies deemed comparable to each of Cendant, Realogy, and Wyndham and obtained from regularly published sources and compared each of Cendant’s, Realogy’s, and Wyndham’s post-Distribution capital structure and cash flow generating ability with those of companies engaged in comparable lines of business;

8.	Analyzed information on transactions deemed comparable to the separation of Realogy and Wyndham from Cendant; and

9.	Reviewed such other documents, investment and financial studies, and conducted other analyses as we deemed appropriate.

Board of Directors

Cendant Corporation

June 26, 2006

Assumptions, Qualifications and Limiting Conditions

In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Distribution, Duff & Phelps:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Cendant, Realogy, and Wyndham management, and did not attempt to independently verify such information;

2.	Assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

3.	Assumed that there has been no material adverse change in the assets, financial condition, business, or prospects of Cendant, Realogy, or Wyndham (after giving effect to the Distribution) since the date of the most recent financial statements and other information made available to us; and

4.	Assumed that the final version of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed.

Nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Distribution. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Board of Directors

Cendant Corporation

June 26, 2006

Conclusion

Based on all factors we regard as relevant and assuming the accuracy and completeness of the information provided to us and assuming the substantial continuity of current economic, competitive, and financial conditions, it is our opinion that after giving effect to the Distribution:

1)	The “fair saleable value” of the assets of each of Cendant, Realogy, and Wyndham, as applicable, exceeds the sum of its respective liabilities, including all contingent and other liabilities;

2)	The “present fair saleable value” of the assets of each of Cendant, Realogy, and Wyndham, as applicable, exceeds the amount that will be required to pay its respective probable liabilities, including all contingent and other liabilities, on its respective existing debts as such debts become absolute and matured;

3)	Each of Cendant, Realogy, and Wyndham, as applicable, will not have an unreasonably small amount of capital for the respective businesses in which it is engaged or is proposed to be engaged following the Distribution, based on discussions with management of Cendant, Realogy, or Wyndham, as applicable;

4)	Each of Cendant, Realogy, and Wyndham, as applicable, will be able to pay its respective liabilities, including all “contingent and other liabilities”, as they become absolute and matured;

5)	The fair saleable value of Cendant’s assets exceeds the value of its liabilities, including all contingent and other liabilities, by an amount that is greater than its stated capital amount (pursuant to Section 154 of the Delaware General Corporation Law); and

6)	The sum of the assets of each of Cendant, Realogy, and Wyndham, as appropriate, at fair valuation is greater than all its respective debts at fair valuation.

The Opinion is solely that of Duff & Phelps. Our liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and Cendant dated September 30, 2005 (the “Engagement Letter”). This letter is delivered for the benefit of Cendant, Realogy, and Wyndham and their respective boards of directors. This letter is confidential, except (i) that Duff & Phelps consents to its use or disclosure by request of any court or regulatory agency, as may otherwise be required by any law, regulation or order or in connection with any legal or similar proceeding involving the Distribution, (ii) that Duff & Phelps consents to its inclusion in any filing (or supplemental disclosure request) by Cendant, Realogy, or Wyndham with the SEC, the New York Stock Exchange, or any other regulatory authority in connection with the Distribution or plan of separation, and (iii) as otherwise provided in the Engagement Letter.

Respectfully submitted,

/s/    Duff & Phelps, LLC

DUFF & PHELPS, LLC

Board of Directors

Cendant Corporation

June 26, 2006

APPENDIX A

DEFINITIONS OF TERMS USED IN THIS LETTER

“Fair saleable value” means the aggregate amount of net consideration (as of the date of Duff & Phelps’ Opinion), after giving effect to reasonable costs of sale or taxes, where the probable amount of any such taxes is disclosed to Duff & Phelps by Cendant, that could be expected to be realized from an interested purchaser by a seller, in an arm’s-length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued in its present form and character, and with reasonable promptness, not to exceed one year.

“Present fair saleable value” means the aggregate amount of net consideration (as of the date of Duff & Phelps’ Opinion) after giving effect to reasonable costs of sale or taxes, where the probable amount of any such taxes is disclosed to Duff & Phelps by Cendant, that could be expected to be realized from an interested purchaser by a seller, in an arm’s-length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued in its present form and character, and with reasonable promptness, not to exceed six months.

“Liabilities, including all contingent and other liabilities” has the meanings that are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors.

“Contingent and other liabilities” means contingent and other liabilities as either publicly disclosed, set forth in written materials delivered to Duff & Phelps by Cendant, Realogy, or Wyndham or identified to Duff & Phelps by officers or representatives of Cendant, Realogy, or Wyndham.

“Not have an unreasonably small amount of capital for the respective businesses in which it is engaged or is proposed to be engaged” and “able to pay its respective liabilities, including all “contingent and other liabilities”, as they become absolute and matured” means that Cendant, Realogy, or Wyndham, as applicable, will be able to generate enough cash from operations, planned asset dispositions, refinancing or a combination thereof to meet its respective obligations (including all contingent and other liabilities) as they become due.